As filed with the Securities and Exchange Commission on December 19, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pinnacle Foods Inc.

(Exact name of registrant as specified in its charter)

Delaware	2000	35-2215019
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Kelley Maggs, Esq.

Senior Vice President, Secretary and General Counsel

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Richard A. Fenyes, Esq. Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Kirk A. Davenport II, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$100,000,000	$13,640

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares of common stock that the underwriters have the option to purchase. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 19, 2012.

PROSPECTUS

             Shares

Pinnacle Foods Inc.

Common Stock

$         per share

This is an initial public offering of shares of common stock of Pinnacle Foods Inc. We are offering shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our common stock will be between $         and $         per share. We intend to apply to list our common stock on                      under the symbol “            .” After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than              shares of our common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2012.

Joint Book-Running Managers

Barclays	BofA Merrill Lynch

Credit Suisse
Goldman, Sachs & Co.
Morgan Stanley
UBS Investment Bank

Prospectus dated                     , 2012.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the consolidated business and operations of Pinnacle Foods Inc. and its consolidated subsidiaries.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from internal company surveys and management estimates as well as from industry and general publications and research, surveys and studies conducted by third parties. We believe these internal company surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates. Third-party industry and general publications, research, studies and surveys generally state that the information

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contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified any of the data from third-party sources and cannot guarantee its accuracy and completeness.

We use data provided by Symphony IRI Group, Inc. (“SIG”). Unless we indicate otherwise, retail sales, market share, category and other industry data used throughout this prospectus for all categories and segments are for U.S. brands and for the 39-week period ended September 23, 2012. This data includes retail sales in supermarkets with at least $2 million in total annual sales but excludes sales in mass merchandisers, club stores, drug stores, convenience stores and dollar stores. Retail sales are dollar sales estimated by SIG and represent the value of units sold through supermarket cash registers for the relevant period. Market share is our percentage of the overall category and is calculated using retail dollar sales. In mid-2012, SIG began publishing this data including Wal-Mart and other retailers not previously measured, and we plan to begin using this expanded data in fiscal 2013.

We view shelf-stable pickles, table syrup, frozen and refrigerated bagels, frozen pancakes/waffles/french toast and pie/pastry fruit fillings as distinct categories. We view the cake/brownie mixes and frostings category as consisting of cake and cupcake mixes, brownie mixes and frostings. We view the frozen vegetables category as consisting of frozen plain vegetables, frozen prepared vegetables and select frozen side dishes including vegetables. We view the frozen complete bagged meals category as consisting of frozen full-calorie multi-serve dinners, excluding non-bag items. We view the frozen prepared seafood category as consisting of frozen prepared fish/seafood and frozen prepared shrimp. We view the single-serve frozen dinners and entrées category as consisting of full-calorie single-serve frozen dinners and entrées and select frozen handheld entrees. We view the frozen pizza-for-one category as consisting of total frozen pizza of 12 ounces per unit or less (for single serve packages, or individual units within multi-serve packages), excluding French bread crust and diet-positioned varieties. We view the canned meat category as consisting of shelf-stable lunch meats, shelf-stable meat and meat spreads, shelf-stable sloppy Joe sauce, shelf-stable prepared chili and chili/hot dog sauce, and select shelf-stable prepared dinners and entrees.

Although we believe that this information is reliable, we cannot guarantee its accuracy and completeness, nor have we independently verified it. Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own a number of registered and common law trademarks in the United States, Canada and other countries, including Amazing Glazes®, Appian Way®, Birds Eye®, Bernstein’s®, Brooks®, C&W®, Casa Regina®, Celeste®, Chocolate Lovers®, Comstock®, Country Kitchen®, Duncan Hines®, Erin’s Gourmet Popcorn®, Farmer’s Garden®, Freshlike®, Fun Frosters™, Frosting Creations®, Hartford House®, Hawaiian Style Bowls®, Hearty Bowls™, Hearty Hero®, Hungry-Man®, Hungry-Man Sports Grill®, Hungry-Man Steakhouse™, Husman’s®, It’s Good to be Full®, Lender’s®, Log Cabin®, Lunch Bucket®, Magic Minis®, McKenzie’s®, Milwaukee’s®, Moist Deluxe®, Mrs. Butterworth’s®, Mrs. Paul’s®, Nalley®, Open Pit®, Ovals®, Riviera®, Satisfy Your Craving®, Signature Desserts®, Simple Mornings®, Simply Classic™, Snack’mms®, So Moist. So Delicious. And So Much More.®, Stackers®, Snyder of Berlin®, Steamfresh®, Taste the Juicy Crunch™, That’s the Tastiest Crunch I’ve Ever Heard!®, The Original TV Dinner™, Tim’s Cascade Snacks®, Treet®, Van de Kamp’s®, Vlasic® and Wilderness®. We also have applications pending with the United States Patent and Trademark Office for a number of trademarks, including ParchmentBake™, Lil’ Griddles™, Power Lunch™, Thick N Rich™, It’s Always Vegetable Season™, Nobody Brings the Bite Like Vlasic™ and Discover the Wonder of Vegetables™. We own the trademark Snyder of Berlin while an unrelated third party owns the

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trademark Snyder of Hanover. Per a court order, the use of the trademark must include the word “Snyder” in combination with the words “of Berlin.” We protect our trademarks by obtaining registrations where appropriate and opposing any infringement in key markets. We also own a design trademark registration in the United States, Canada, and other countries on the Vlasic stork.

We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company. We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company, a subsidiary of PepsiCo Inc. We have a license agreement granting us an exclusive, royalty bearing, perpetual license to use certain Armour trademarks in the United States. Under the license agreement, Smithfield Foods, Inc., as successor to ConAgra, Inc., the licensor, grants us a license for the use of various Armour trademarks in conjunction with shelf-stable products within the United States. We own and maintain Armour registrations in many other countries. We also manufacture and market frozen complete bagged meals under the Voila! trademark pursuant to a royalty-free exclusive and perpetual license granted by Voila Bakeries, Inc. In 2011, we applied for a patent for our new Duncan Hines Frosting Creations™ products.

Solely for convenience, the trademarks, service marks, and tradenames referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and tradenames. All trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references herein to the “Company,” “we,” “our” or “us” refer to Pinnacle Foods Inc. and its consolidated subsidiaries. The historical financial statements and financial data included in this prospectus are those of Pinnacle Foods Inc. and its consolidated subsidiaries.

Our Company

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2011. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 9 of the 12 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can be found in approximately 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given our diverse portfolio of iconic brands with attractive market positions, our business generates significant and stable cash flows that we believe will enable us to pay regular dividends to our shareholders, reduce our debt and drive value creation through both reinvestment in our existing brands and periodic strategic acquisitions.

From fiscal 2008 through fiscal 2011, we grew our net sales and Adjusted EBITDA by approximately 59% and 102%, respectively, and expanded our Adjusted EBITDA margin by 3.9 percentage points. Over the same period, our reported net loss increased by 64%. See “—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and a reconciliation of our net earnings (loss) to Adjusted EBITDA. On December 23, 2009, we acquired all of the common stock of Birds Eye Foods, Inc. (“Birds Eye”), in a transaction (the “Birds Eye Acquisition”) that significantly expanded our presence in frozen foods and positioned Pinnacle as the 5th largest frozen food manufacturer in the United States. At the time of the Birds Eye Acquisition, the Birds Eye portfolio included an expanding platform of healthy, high-quality frozen vegetables and frozen meals, as well as a portfolio of primarily branded shelf-stable foods that were complimentary to our existing product offerings. In fiscal 2010, all aspects of the Birds Eye business were fully integrated with Pinnacle.

In addition to reinvestment in our brands and making periodic strategic acquisitions, we have also deployed our significant cash flows to reduce our debt. Since The Blackstone Group L.P.’s acquisition of Pinnacle in April 2007, we have paid down approximately $350 million in debt.

Our operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. The Birds Eye Frozen Division and the Duncan Hines Grocery Division, which collectively represent our North American retail operations, include the following brands.

Birds Eye Frozen Division Brands	Industry Category	Market Share 39 Weeks Ended 9/23/12	Rank
Birds Eye	Frozen vegetables	27.0%	#1
Birds Eye Voila!	Frozen complete bagged meals	25.1%	#1
Van de Kamp’s	Frozen prepared seafood	19.1%	#2
Mrs. Paul’s
Lender’s	Frozen and refrigerated bagels	47.1%	#1
Celeste	Frozen pizza for one	11.2%	#3
Hungry-Man	Full-calorie single-serve frozen dinners and entrees	8.4%	#4
Aunt Jemima	Frozen pancakes/waffles/french toast	8.6%	#2

Duncan Hines Grocery Division Brands	Industry Category	Market Share 39 Weeks Ended 9/23/12	Rank
Duncan Hines	Cake/brownie mixes and frostings	26.2%	#2
Vlasic	Shelf-stable pickles	30.4%	#1
Mrs. Butterworth’s	Table syrup	17.5%	#2
Log Cabin
Armour	Canned meat	8.2%	#3
Brooks
Nalley
Comstock	Pie/pastry fruit fillings	35.7%	#1
Wilderness

In addition to our North American retail operations, the Specialty Foods Division consists of a regional presence in snack products (Tim’s Cascade and Snyder of Berlin), as well as our foodservice and private label businesses. Recently, we have de-emphasized low-margin businesses in our Specialty Foods Division, including selectively exiting certain unprofitable, unbranded product lines.

Within our divisions, we actively manage our portfolio by segregating our business into Leadership Brands and Foundation Brands. Our Leadership Brands enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing than do our Foundation Brands and, as a result, we focus our investment spending and brand-building activities on our Leadership Brands. By contrast, we manage our Foundation Brands for revenue and market share stability and for cash flow generation to support investment in our Leadership Brands, reduce our debt and fund other corporate priorities. As a result, we focus spending for our Foundation Brands on brand renovation and targeted consumer and trade programs.

Our Leadership Brands are comprised of Birds Eye, Birds Eye Voila!, Duncan Hines, Vlasic, Van de Kamp’s, Mrs. Paul’s, Mrs. Butterworth’s and Log Cabin. Historically, our Leadership Brands have received about 80% of our marketing investment and the majority of our innovation investment. Our Birds Eye and Birds Eye Voila! brands combined have annual retail revenue across all retail channels in excess of $1 billion, and our remaining Leadership Brands collectively have annual retail revenue of more than $900 million. In fiscal 2011, our Leadership Brands accounted for approximately 55% and 64% of our net sales and Adjusted gross profit, respectively. See “—Summary Historical Consolidated Financial Data” for our definition of Adjusted gross profit and a reconciliation of our gross profit to Adjusted gross profit.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

Actively Managed Portfolio of Iconic Food Brands with Leading Market Positions

We actively manage our diverse portfolio of iconic food brands that participate in attractive product categories. Our well-recognized brand portfolio enjoys strong household penetration in the United States, where our products can be found in approximately 85% of U.S. households. Our brands are leaders in their respective categories, holding the #1 or #2 market share position in 9 of the 12 major product categories in which we compete.

We have prioritized our investment spending and brand-building activities behind our Leadership Brands, given their higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing, as compared to that of our Foundation Brands. We manage our Foundation Brands for stability in sales, market share and cash flow, with a focus on ongoing quality upgrades, competitive pricing and strong merchandising and trade programs. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are deployed for reinvestment in marketing and on-trend innovation for our higher-margin Leadership Brands, as well as for debt reduction and other corporate priorities. From fiscal 2008 through fiscal 2011, net sales of our Leadership Brands grew at a compounded annual growth rate, or CAGR, of 3%, compared to our Foundation Brands, which declined at a CAGR of 1%. Gross profit margin for our Leadership Brands was 31% of net sales in fiscal 2011, compared to 20% of net sales for our Foundation Brands.

Strong Innovation and Marketing Capabilities Focused on Leadership Brands

Since 2009, we have substantially enhanced our organizational capabilities in the areas of new product innovation and consumer marketing. We have enhanced our in-house innovation capabilities by augmenting and upgrading our innovation team, constructing a new state-of-the-art Research and Development (“R&D”) facility to house our company-wide R&D team, increasing investment in consumer insights and employee innovation training, and leveraging the innovation experience of our senior management. Our Renewal Rate, which we define as gross sales from products introduced within the last three years as a percentage of current-year gross sales, has nearly doubled since the Birds Eye Acquisition to 9% in fiscal 2011, compared to 5% in fiscal 2009 for standalone Pinnacle. Gross sales represents net sales before returns, discounts, trade, slotting and coupon redemption expenses and other allowances. Recent examples of successful innovations include Duncan Hines Frosting Creations custom-flavor frosting system, Duncan Hines Decadent cake mixes, Vlasic Farmer’s Garden artisan-quality pickles, Birds Eye Chef’s Favorites side dishes and Birds Eye Voila! family size complete bagged meals. We intend to continue to invest in innovation that enables us to further differentiate our brands in the marketplace.

To complement our accelerated innovation efforts, we have also focused and enhanced our marketing investments behind our Leadership Brands. We have partnered with best-in-class branded consumer advertising, digital and media agencies to develop high impact marketing programs implemented across television, print and internet-based media platforms. From fiscal 2008 through fiscal 2011, our consumer marketing investments behind our Leadership Brands increased at a CAGR of 6%, while our consumer marketing investments through the first nine months of 2012 declined modestly, due to our planned shift of investment spending into trade promotions during a period of significant consumer price sensitivity. We intend to increase marketing investments behind our Leadership Brands over time, as the volume trends and promotional environment in the broader food industry normalize.

Operational Excellence Driving Continued Gross Margin Improvement

Our operational excellence program, a companywide core productivity initiative called MVP (Maximizing Value through Productivity), is designed to generate annual core productivity savings in procurement, manufacturing and logistics in the range of 3% to 4% of our annual cost of products sold. In addition, our supply chain footprint consolidation initiatives also drive significant, incremental productivity savings that further support gross margin expansion. These productivity savings, combined with selective retail price increases and our active commodity hedging program, have been instrumental in mitigating input cost inflation in periods of significant inflationary pressure, such as 2012, and driving gross margin expansion in periods of more modest inflation. We also pursue other initiatives to drive incremental improvement in our gross margin, including improving our product mix through new product innovation and low-margin SKU rationalization, increasing the effectiveness of our trade promotional spending and realizing synergies from acquisitions. Furthermore, our gross margin benefits from our diversified input cost basket in which no single commodity accounted for more than 9% of our input cost in fiscal 2011.

In 2011, we completed two manufacturing plant consolidations designed to optimize our manufacturing footprint and reduce our supply chain costs. In 2012, we initiated the consolidation of a third manufacturing plant and terminated the use of a third party storage facility. The combined ongoing annualized benefit to cost of products sold from these projects is estimated at approximately $28 million, with 2012 expected to benefit by approximately $16 million and 2013 expected to benefit by an additional $7 million. The remaining $5 million in incremental ongoing annualized savings are expected to be realized in 2014. From fiscal 2008 through fiscal 2011, we have expanded our gross margin rate by 3.2 percentage points.

Strong Free Cash Flow Conversion

Our business generates an attractive Adjusted EBITDA margin and also benefits from modest capital expenditure and working capital requirements and approximately $1 billion in net operating loss carry-forwards, which combined have resulted in strong and stable unlevered free cash flows. Our Adjusted EBITDA margin benefits from the quality of our brand portfolio and our lean and nimble organization structure, with selling, general and administrative expenses, excluding marketing investment and one-time items, consistently representing approximately 8% of net sales. Our well-maintained manufacturing facilities and strategic use of co-packers limit our maintenance capital expenditure requirements, and our significant net operating loss carry-forwards and other tax attributes minimize our cash taxes.

We believe our strong free cash flows will enable us to maximize shareholder value through paying a regular dividend, reducing our indebtedness, strategically deploying our capital to fund innovation and organic growth opportunities and financing value-enhancing acquisitions.

Proven M&A Expertise with Significant Opportunity

We have substantial experience in sourcing, executing and integrating value-enhancing acquisitions. We maintain a highly-disciplined approach to M&A, focusing on opportunities that add new iconic brands to our portfolio and allow for strong synergy realization.

In 2009, we completed the $1.3 billion purchase of Birds Eye. The Birds Eye Acquisition added approximately $1 billion in net sales, including the Birds Eye and Birds Eye Voila! brands, enhanced our operating margins, and added scale to our frozen food business, making us the 5th largest frozen food manufacturer in the United States. The integration of Birds Eye was largely completed within six months of acquisition, and the synergies we achieved exceeded our original estimates. Similarly, in 2006, we completed the acquisition of Armour and successfully integrated the business within four months. The Armour acquisition added approximately $225 million in net sales and was immediately accretive to our operating margins.

Our strong existing platforms in the Birds Eye Frozen and Duncan Hines Grocery segments facilitate a large addressable market and broad set of potential acquisition targets. We believe our scale, management depth and integration expertise and access to capital will allow us to consider both small and large acquisitions in the future and to seamlessly integrate them to drive maximum value creation.

Experienced, Hands-On Management Team and Board of Directors

Our management team has a demonstrated history of delivering strong operating results. From fiscal 2008 through fiscal 2011, we have enhanced our business mix through active portfolio management, including focused innovation and marketing and the successful integration of a transformative, value-enhancing acquisition that dramatically increased the scale and scope of our business. Our management team, which has been strengthened with the recent addition of several highly-experienced executives, has extensive food industry experience and includes several executives who have managed significantly larger businesses and have led numerous acquisition integrations. Our management team is complimented by an experienced Board of Directors, which includes several individuals with a proven track record of successfully managing and integrating consumer businesses.

Our Strategy

We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

Drive Growth Through Focus on Leadership Brands

Our Leadership Brands are among our highest-growth and highest-margin businesses and enjoy greater potential for value-added innovation and enhanced responsiveness to consumer marketing. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are, among other uses, reinvested in marketing and on-trend innovation for our higher-margin Leadership Brands. We believe our formalized innovation processes, upgraded R&D capabilities, increased investments in consumer insights, and partnership with best-in-class branded consumer advertising, digital and media agencies will enable us to continue to introduce successful new products and drive brand growth through high-impact marketing programs. We believe this strategy, which will focus the majority of our consumer marketing investments and new product innovation efforts on our Leadership Brands, will drive higher-margin revenue growth across our portfolio.

Expand Margins By Leveraging Productivity and Efficient Organization Structure

We believe we are well-positioned to continue to expand our margins. Our companywide focus on productivity, which includes both our core productivity initiative called MVP and our supply chain footprint consolidation initiatives, along with selective pricing actions and our active commodity hedging program, are intended to mitigate input cost inflation in periods of significant inflationary pressure and more than offset input cost inflation in periods of modest input cost inflation. In addition, our focus on improving our product mix, enhancing the effectiveness of our trade promotions, realizing synergies from acquisitions and leveraging our efficient organizational structure are expected to further drive margin expansion over time. We believe our lean, nimble structure and efficient internal processes will continue to enhance our decision-making and speed of execution. Our flat structure, which has enabled us to hold our overhead costs (i.e., selling, general and administrative expenses, excluding marketing investment and one-time items) at approximately 8% of net sales, allows for a high level of connectivity between senior management and our operations and customers, ensuring senior management engagement in key business decisions.

Deliver Strong Free Cash Flow Through Tight Working Capital Management, Focused Capital Spending and Minimal Cash Taxes

We believe we are well-positioned to profitably grow our business and generate strong free cash flow through our combination of attractive Adjusted EBITDA margins, modest working capital requirements, limited maintenance capital expenditures and low cash taxes that result from our approximately $1 billion in net operating loss carry-forwards and other tax attributes. Our well-maintained manufacturing facilities and strategic use of co-packers limit our capital expenditure requirements, and our ongoing focused management of working capital also benefits our free cash flow.

Acquire Value-Enhancing Food Brands

We intend to proactively pursue value enhancing acquisitions in the packaged food industry, utilizing a disciplined approach to identify and evaluate attractive acquisition candidates. We believe we can leverage our scale, management depth and integration expertise, along with our access to capital, to continue our track record of making value-accretive acquisitions. We believe the combination of consolidating selling, general and administrative functions, leveraging our scale in procurement, optimizing supply chain and manufacturing operations, cross-marketing brands across categories and further developing retailer relationships will continue to enable us to drive acquisition synergies in future transactions we may pursue.

Return Value to Shareholders Through Debt Reduction and Regular Dividend Payments

We believe our strong free cash flow enables us not only to invest in our Leadership Brands to drive organic growth and fund value-enhancing acquisitions, but also to continue to strengthen our balance sheet through debt reduction and to return capital to our shareholders through regular dividend payments. We believe that our capital structure provides us with the financial flexibility to fund regular dividends and continue to pursue value-enhancing initiatives for our shareholders.

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the packaged food industry. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate History and Information

Pinnacle Foods Inc. was incorporated in Delaware on July 28, 2003 under the name “Crunch Holding Corp.”

On April 2, 2007, Pinnacle Foods Inc. was acquired by, and became a wholly owned subsidiary of, Peak Holdings LLC, an entity controlled by investment funds affiliated with The Blackstone Group L.P. (“Blackstone”). We refer to this merger transaction and related financing transactions as the Blackstone Transaction. As a result of the Blackstone Transaction, Blackstone currently owns through Peak Holdings LLC approximately 98% of the common stock of Pinnacle Foods Inc. In connection with this offering, we expect that Peak Holdings LLC will be dissolved. After giving effect to the dissolution of Peak Holdings LLC and this offering, Blackstone will beneficially own approximately     % of our issued and outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares) or     % of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares).

On November 18, 2009, our indirect wholly-owned subsidiary Pinnacle Foods Group LLC entered into a Stock Purchase Agreement with Birds Eye Holdings LLC and Birds Eye, pursuant to which Pinnacle Foods Group LLC acquired all of the issued and outstanding common stock of Birds Eye from Birds Eye Holdings LLC. At the closing of the Birds Eye Acquisition on December 23, 2009, Pinnacle Foods Group LLC purchased all of the outstanding shares of Birds Eye’s common stock, par value $0.01 per share, for $670.0 million in cash, together with the assumption of Birds Eye’s debt of $670.4 million, resulting in the total acquisition cost of $1,340.4 million, as detailed in Note 3 to the audited consolidated financial statements included elsewhere in this prospectus.

Our principal executive offices are located at 399 Jefferson Road, Parsippany, New Jersey 07054, and our telephone number is (973) 541-6620. We maintain a website at www.pinnaclefoods.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Organizational Structure

The following diagram illustrates our organizational structure after giving effect to the consummation of this offering, the dissolution of Peak Holding LLC and the repayment with proceeds of this offering of certain indebtedness. The ownership percentages reflect common shares outstanding to date.

(1)

In connection with the dissolution of Peak Holdings LLC, Blackstone and the other equity holders of Peak Holdings LLC (including certain of our directors and officers) will receive shares of our common stock, and in certain instances, equity awards with respect to our common stock, in respect of their ownership in Peak Holdings LLC. The allocation of shares of our common stock among Blackstone and the other equity holders of Peak Holdings LLC will be determined based upon the valuation of us derived from the initial public offering price.

(2)

Does not include the equity awards to be received in connection with the dissolution of Peak Holdings LLC, which will be determined based upon the valuation of us derived from the initial public offering price.

(3)

Pinnacle Foods Finance LLC is the borrower under our senior secured credit facilities which, as adjusted to reflect this offering, will consist of a $         million term loan B facility, $         million of which will mature in October 2016, subject to springing maturities as described under “Description of Indebtedness,” and $         million of which will mature in April 2014, $         million of Tranche E term loans which will mature in October 2018, subject to springing maturities as described under “Description of Indebtedness,” $         million of Tranche F term loans which will mature in October 2018, subject to springing maturities as described under “Description of Indebtedness,” and a $         million revolving credit facility that mature in April 2017, subject to springing maturities as described under “Description of Indebtedness.” Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. are co-issuers of (i) $         million aggregate principal amount of 9.25% Senior Notes due 2015 and (ii) $         million aggregate principal amount of 8.25% Senior Notes due 2017. Pinnacle Foods Finance Corp. was formed solely to act as a co-issuer of the notes, has only nominal assets and does not conduct any operations. See “Description of Indebtedness.”

(4)

The obligations under the senior secured credit facilities are fully and unconditionally guaranteed by Peak Finance Holdings LLC and, subject to certain exceptions, each existing and future direct or indirect wholly-owned domestic subsidiary of Pinnacle Foods Finance LLC. The notes are guaranteed on a full, unconditional, joint and several basis by each of Pinnacle Food Finance LLC’s wholly-owned domestic subsidiaries, other than Pinnacle Foods Finance Corp.

The Offering

Common stock offered	shares.

Underwriters’ option to purchase additional shares of common stock	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or $ million, if the underwriters exercise in full their option to purchase additional shares), based on the assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus. For sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of indebtedness. Affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as agents and/or lenders under our senior secured credit facilities and as a result, may receive a portion of the proceeds hereof if such proceeds are used to repay our senior secured credit facilities.

Risk factors	See “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and the indentures governing our senior notes and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and “Description of Indebtedness.”

Proposed ticker symbol	“ ”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•

assumes (1) no exercise of the underwriters’ option to purchase additional shares of our common stock; (2) an initial public offering price of $         per share, the midpoint of the initial public offering range indicated on the cover of this prospectus;

•	gives effect to the -for-one stock split of our common stock, which will occur prior to this offering;

•

gives effect to              shares of our common stock issued to Blackstone and other equity holders of Peak Holdings LLC (including certain of our directors and officers) in connection with the dissolution of Peak Holdings LLC; and

•

does not reflect (1)              shares of common stock issuable upon the exercise of              options outstanding as of             , at a weighted average exercise price of $         per share,              of which              were then vested and exercisable, (2)              shares of common stock issuable upon the exercise of              options which are expected to be granted under our new 2013 Omnibus Incentive Plan in connection with this offering and (3)              shares of common stock available for future issuance under our new 2013 Omnibus Incentive Plan, which we intend to adopt in connection with this offering. See “Management—Compensation Discussion and Analysis—Compensation Arrangements to be Adopted in connection with this Offering.”

Summary Historical Consolidated Financial Data

The table below presents our summary historical consolidated financial data as of the dates and for the periods indicated. We derived the summary historical consolidated financial data for each of the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 and the summary consolidated balance sheet data as of December 26, 2010 and December 25, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated balance sheet data as of December 27, 2009 from our audited consolidated balance sheet, which is not included in this prospectus.

We derived the summary historical consolidated financial data for the nine months ended September 25, 2011 and the nine months ended September 23, 2012 and the summary consolidated balance sheet data as of September 23, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated balance sheet data as of September 25, 2011 from our unaudited consolidated balance sheet which is not included in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in our opinion, contain all adjustments (consisting primarily of normal recurring adjustments) necessary for a fair statement of our financial position and the results of operations as of and for such periods.

Our historical results are not necessarily indicative of future operating results. Because the data in this table is only a summary and does not provide all of the data contained in our consolidated financial statements, the information should be read in conjunction with “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Statement of Operations Data:
Net sales	$1,642.9	$2,436.7	$2,469.6	$1,783.1	$1,773.4
Cost of products sold	1,263.6	1,834.4	1,854.7	1,353.8	1,376.2

Gross profit	379.3	602.3	614.9	429.3	397.2
Operating expenses
Marketing and selling expenses	123.8	172.3	171.6	131.8	130.5
Administrative expenses	62.7	110.0	80.5	62.6	66.1
Research and development expenses	4.6	9.4	8.0	6.3	8.2
Goodwill impairment charges	—	—	122.9	—	—
Other expense (income), net	42.2	45.5	48.6	19.6	25.3

Total operating expenses	233.3	337.2	431.6	220.3	230.1

Earnings before interest and taxes	146.0	265.1	183.3	209.0	167.1
Interest expense	121.2	236.0	208.3	155.6	154.6
Interest income	0.1	0.3	0.2	0.2	0.1

Earnings (loss) before income taxes	24.9	29.4	(24.8)	53.6	12.6
Provision (benefit) for income taxes	(277.7)	7.4	22.1	13.0	3.7

Net earnings (loss)	$302.6	$22.0	$(46.9)	$40.6	$8.9

($ in millions, other than per share and share data)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Net earnings (loss) per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted

Cash Flow:
Net cash provided by (used in):
Operating activities	$116.2	$257.0	$204.2	$69.1	$62.4
Investing activities	(1,366.8)	(81.3)	(109.4)	(82.9)	(49.2)
Financing activities	1,319.8	(134.3)	(59.0)	(2.0)	(158.7)

Balance sheet data (at end of period):
Cash and cash equivalents	$73.9	$115.3	$151.0	$99.4	$5.9
Working capital (1)	364.6	344.4	408.7	356.5	303.4
Total assets	4,538.5	4,491.6	4,451.6	4,588.5	4,358.4
Total debt (2)	2,888.7	2,803.5	2,756.0	2,802,8	2,614.6
Total liabilities	3,664.1	3,596.5	3,606.3	3,642.0	3,503.7
Total shareholders’ equity	874.4	895.1	845.4	946.5	854.7

Other Financial Data:
North American retail net sales	$1,328.1	$2,023.9	$2,066.9	$1,483.3	$1,474.8
Adjusted gross profit (3)	670.6	698.4	694.1	490.0	461.8
Adjusted EBITDA (4)	390.8	446.8	449.7	300.6	273.1
Capital expenditures	52.0	81.3	117.3	90.8	49.8

The summary financial data presented above is impacted by the Birds Eye Acquisition.

(1)	Working capital excludes notes payable, revolving debt facility and current portion of long-term debt.
(2)	Total debt includes notes payable, revolving debt facility and current portion of long-term debt.
(3)

Adjusted gross profit is defined as gross profit before depreciation, certain non-cash items, acquisition, merger and other restructuring charges and other adjustments noted in the table below. We believe that the presentation of Adjusted gross profit is useful to investors because it is consistent with our definition of Adjusted EBITDA (defined below), a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours.

The following table provides a reconciliation from our gross profit to Adjusted gross profit for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 and for the nine months ended September 25, 2011 and September 23, 2012.

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Gross profit	$379.3	$602.3	$614.9	$429.3	$397.2
Depreciation expense (a)	43.5	53.5	65.0	48.0	50.2
Acquired gross profit- Birds Eye Acquisition (b)	246.3	—	—	—	—
Non-cash items (c)	0.8	38.2	3.0	5.5	(2.0)
Acquisition, merger and other restructuring charges (d)	0.6	4.5	9.9	7.2	13.8
Other adjustment items (e)	—	—	1.3	—	2.6

Adjusted gross profit	$670.6	$698.4	$694.1	$490.0	$461.8

(a)

Includes accelerated depreciation from plant closures of $0.7 million for fiscal year 2010, $14.1 million for fiscal year 2011, $10.0 million for the nine months ended September 25, 2011 and $11.8 million for the nine months ended September 23, 2012.

(b)	Represents the acquired gross profit for Birds Eye for the period of fiscal year 2009 prior to the Birds Eye Acquisition.
(c)	Non-cash items are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Non-cash compensation charges (1)	$0.5	$0.4	$0.2	$0.1	$0.1
Unrealized losses (gains) resulting from hedging activities (2)	(0.2)	0.7	1.6	4.1	(2.1)
Other impairment charge (3)	—	—	1.3	1.3	—
Effects of adjustments related to the application of purchase accounting (4)	0.5	37.1	—	—	—

Total non-cash items	$0.8	$38.2	$3.0	$5.5	$(2.0)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For fiscal year 2011 and the nine months ended September 25, 2011, represents a plant asset impairment on the previously announced closure of the Tacoma, Washington facility of $1.3 million.
(4)	For fiscal year 2009 and fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(d)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Restructuring charges, integration costs and other business optimization expenses (1)	$0.4	$4.3	$9.3	$7.1	$13.8
Employee severance and recruiting (2)	0.2	0.2	0.6	0.1	—

Total acquisition, merger and other restructuring charges	$0.6	$4.5	$9.9	$7.2	$13.8

(1)

For fiscal year 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For fiscal year 2010, primarily represents integration costs related to the Birds Eye Acquisition. For fiscal year 2011 and the nine months ended September 25, 2011, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For the nine months ended September 23, 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York and Millsboro, Delaware facilities.

(2)	Represents severance costs paid or accrued to terminated employees.

(e)	Other adjustment items are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Other (1)	—	—	$1.3	—	$2.6

Total other adjustments	—	—	$1.3	—	$2.6

(1)	For fiscal year 2011 and the nine months ended September 23, 2012, primarily represents the recall of Aunt Jemima product.

(4)

Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation under our incentive plans.

EBITDA and Adjusted EBITDA do not represent net earnings or loss or cash flow from operations as those terms are defined by United States Generally Accepted Accounting Principles (“GAAP”) and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, Adjusted EBITDA includes certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that vary greatly and are difficult to predict. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies. In addition, under the credit agreement governing our senior secured credit facilities and the indentures governing our senior notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 and for the nine months ended September 25, 2011 and September 23, 2012.

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Net earnings (loss)	$ 302.6	$22.0	$(46.9)	$40.6	$8.9
Interest expense, net	121.1	235.7	208.1	155.4	154.5
Income tax expense (benefit)	(277.7)	7.4	22.1	13.0	3.7
Depreciation and amortization expense	65.5	78.1	88.5	65.1	68.5

EBITDA	$211.5	$343.2	$271.8	$274.1	$235.6

Acquired EBITDA- Birds Eye Acquisition (a)	$142.3	—	—	—	—
Non-cash items (b)	4.7	$71.5	$152.2	$6.3	$(1.4)
Acquisition, merger and other restructuring charges (c)	29.8	27.5	20.3	17.1	17.9
Other adjustment items (d)	2.5	4.7	5.5	3.1	21.0

Adjusted EBITDA	$390.8	$446.9	$449.7	$300.6	$273.1

(a)	Represents the acquired EBITDA for Birds Eye for the period of fiscal year 2009 prior to the Birds Eye Acquisition, calculated consistent with our definition of Adjusted EBITDA.
(b)	Non-cash items are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Non-cash compensation charges (1)	$3.2	$4.7	$1.1	$0.9	$0.7
Unrealized losses (gains) resulting from hedging activities (2)	(0.3)	0.7	1.6	4.1	(2.1)
Goodwill impairment charge (3)	—	—	122.9	—	—
Other impairment charge (4)	1.3	29.0	26.6	1.3	—
Effects of adjustments related to the application of purchase accounting (5)	0.5	37.1	—	—	—

Total non-cash items	$4.7	$71.5	$152.2	$6.3	$(1.4)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For fiscal year 2011, represents goodwill impairments on the Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.
(4)

For fiscal year 2009, represents an impairment charge for the Swanson tradename. For fiscal year 2010, represents an impairment for the Hungry-Man tradename. For fiscal year 2011 and the nine months ended September 25, 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lenders ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million).

(5)	For fiscal year 2009 and fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(c)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Expenses in connection with an acquisition or other merger costs (1)	$25.2	$0.9	$8.8	$9.0	$1.6
Restructuring charges, integration costs and other business optimization expenses (2)	1.0	25.5	9.5	7.1	15.3
Employee severance and recruiting (3)	3.6	1.1	2.0	1.0	1.0

Total acquisition, merger and other restructuring charges	$29.8	$27.5	$20.3	$17.1	$17.9

(1)

For fiscal year 2009 and fiscal year 2010, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations. For fiscal year 2011 and for the nine months ended September 25, 2011, represents other expenses related to financing of our acquisition by Blackstone, and includes an $8.5 million legal settlement related to the Lehman Brothers Specialty Financing claim described in more detail in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus and in “Business—Legal Proceedings.” For the nine months ended September 23, 2012, primarily represents costs related to due diligence investigations and special project expenses.

(2)

For fiscal year 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For fiscal year 2010, primarily represents employee termination benefits and lease termination costs related to the closing of the Rochester, New York office and integration costs related to the Birds Eye Acquisition. For fiscal year 2011 and the nine months ended September 25, 2011, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For the nine months ended September 23, 2012, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York, Green Bay, Wisconsin and Millsboro, Delaware facilities.

(3)

For fiscal year 2009, principally represents severance and recruiting costs related to the change in the Chief Executive Officer. For fiscal year 2010, fiscal year 2011 and the nine months ended September 25, 2011 and September 23, 2012, represents severance costs paid or accrued to terminated employees.

(d)	Other adjustment items are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Management, monitoring, consulting and advisory fees (1)	$2.5	$4.5	$4.6	$3.4	$3.5
Other (2)	—	0.2	0.9	(0.3)	17.5

Total other adjustments	$2.5	$4.7	$5.5	$3.1	$21.0

(1)

Represents management/advisory fees and expenses paid to an affiliate of Blackstone pursuant to the Amended and Restated Transaction and Advisory Fee Agreement (the “Advisory Agreement”), dated as of December 23, 2009, between Pinnacle Foods Finance LLC and an affiliate of Blackstone. We intend to terminate the Advisory Agreement in accordance with its terms in connection with the completion of this offering. See “Use of Proceeds.”

(2)

For fiscal year 2010, represents miscellaneous other cost. For fiscal year 2011 and the nine months ended September 25, 2011, primarily represents a gain on the sale of the Watsonville, California property and the recall of Aunt Jemima product. For the nine months ended September 23, 2012, primarily represents $14.3 million of the premiums paid on the redemption of $150.0 million of 9.25% Senior Notes due 2017, the redemption of $199.0 million of 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of 9.25% Senior Notes due 2017, and the recall of Aunt Jemima product.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated and Combined Financial Data,”“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our Company.

Risks Related to Our Business

We face significant competition in our industry, which could cause us to lose market share, lower prices, or increase advertising and promotional expenditures. Our success also depends on our ability to predict, identify and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes.

The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, brand recognition and loyalty, price, trade promotion, consumer promotion, customer service, and the ability to identify and satisfy emerging consumer preferences. We compete with a significant number of companies of varying sizes, including divisions, subdivisions, or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources available to them, and may be substantially less leveraged than Pinnacle. In addition, private label is a significant competitor in the frozen vegetables, shelf-stable pickles, table syrup categories, frozen and refrigerated bagels, and pie/pastry fruit fillings. We cannot guarantee that we will be able to compete successfully with these companies and private label. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would materially and adversely affect our margins and could result in a decrease in our operating results and profitability.

Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or are unable to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories. Finally, if we fail to rapidly develop products in faster-growing and more profitable categories, we could experience reduced demand for our products.

If we lose one or more of our major customers, or if any of our major customers experience significant business interruption, our results of operations could be adversely affected.

We have several large customers that account for a significant portion of our sales. Wal-Mart Stores, Inc. (“Wal-Mart”) and its affiliates are our largest customers and represented approximately 25% of our net sales in each of the fiscal years 2011, 2010 and 2009, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 60% of our net sales in fiscal year 2011, 61% of our net sales in fiscal year 2010 and 58% of our net sales in fiscal year 2009.

We do not have long-term supply contracts with any of our major customers. The loss of one or more major customers, a material reduction in sales to these customers as a result of competition from other food manufacturers, or the occurrence of a significant business interruption of our customers’ operations would result in a decrease in our revenues, operating results, and earnings and could adversely affect the market price of our common stock.

In addition, as the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers may demand lower pricing and increased promotional programs. If we fail to use our sales and marketing expertise to maintain our category leadership positions to respond to these trends, or if we lower our prices or increase promotional support of our products and are unable to increase the volume of our products sold, our profitability and financial condition may be adversely affected.

For the manufacturing, co-packing and distribution of many of our products, we primarily rely on single source providers where a significant disruption in a facility or loss of arrangements could affect our business, financial condition, and results of operations.

With the exception of our Birds Eye’s frozen vegetable products which are produced in two facilities (Waseca, Minnesota and Darien, Wisconsin), none of our products are produced in significant amounts at multiple manufacturing facilities or co-packers. Significant unscheduled downtime at any of our facilities or co-packers due to equipment breakdowns, power failures, natural disasters, or any other cause could materially adversely affect our ability to provide products to our customers, which would have a material adverse effect on our business, financial condition and results of operations.

We rely upon co-packers for our Duncan Hines cake mixes, brownie mixes, specialty mixes, frosting products and a limited portion of our other manufacturing needs. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain additional or alternative co-packing agreements or arrangements in the future, while we believe we would be able to do so, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner.

We sell a majority of our products in the United States through one national broker with whom we have a long-term working relationship. In Canada, we use one national broker to distribute the majority of our products. Our business could suffer disruption if either of these brokers were to default in the performance of their obligations to perform brokerage services or fail to effectively represent us to the retail grocery trade.

We are vulnerable to fluctuations in the price and supply of food ingredients, packaging materials, and freight.

The prices of the food ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of sugar, cucumbers, broccoli, corn, peas, green beans, flour (wheat), poultry, seafood, vegetable oils, shortening, meat, corn syrup and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control, such as general economic conditions, unanticipated demand, problems in production or distribution, natural disasters, weather conditions during the growing and harvesting seasons, insects, plant diseases, and fungi. Adverse weather conditions may occur more frequently as a result of climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing raw materials if harvests are accelerated and processing capacity is unavailable, or interrupt or delay our production schedules if harvests are delayed.

Many of our packaging materials are purchased on the open market or from multiple suppliers; however, packaging used for Birds Eye Steamfresh vegetables is purchased pursuant to an exclusive U.S. license and supply agreement that expires in 2013. The loss of this supplier or any significant interruption in the supply of packaging used for Birds Eye Steamfresh vegetables, such as manufacturing problems or shipping delays, could have a material adverse effect on our business.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

If our assessments and assumptions about commodity prices, as well as ingredient and other prices and currency exchange rates, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in commodity prices will impact our results of operations.

From time to time, we enter into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, soybean oil and other commodity purchases at a future delivery date. Although we may utilize forward purchase contracts and other instruments to mitigate the risks related to commodity price fluctuation, such strategies do not fully mitigate commodity price risk. Adverse movements in commodity prices over the terms of the contracts or instruments could decrease the economic benefits we derive from these strategies. Additionally, changes in the value of our commodities derivatives are recorded in the Cost of products sold line in our Consolidated Statements of Operations. Accordingly, volatility in commodities could result in volatility in our results of operations. As of December 25, 2011, the potential change in fair value of commodity derivative instruments, assuming a 10% adverse movement in the underlying commodity prices, would have resulted in an unrealized net loss of $3.4 million.

In addition, certain parts of our foreign operations in Canada expose us to fluctuations in foreign exchange rates. Net sales in Canada accounted for 3.4% of Consolidated Net Sales for fiscal 2011. We seek to reduce our exposure to such foreign exchange risks primarily through the use of foreign exchange-related derivative financial instruments. We enter into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of our functional currency. As of December 25, 2011, a 10% decline in the U.S. dollar relative to the Canadian dollar would have decreased the fair value of our foreign exchange forward contracts by $5.2 million.

We may cease any of our current programs or use other hedging or derivative programs in the future. The extent of our hedges at any given time depends on our assessment of the markets for these commodities, natural gas and diesel fuel, including our assumptions about future prices and currency exchange rates. For example, if we believe market prices for the commodities we use are unusually high, we may choose to hedge less, or even none, of our upcoming requirements. If we fail to hedge and prices or currency exchange rates subsequently increase, or if we institute a hedge and prices or currency exchange rates subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” for a discussion of our current hedging and derivatives programs.

We may not be able to successfully identify, evaluate and integrate businesses we may acquire in the future and we may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from such acquisitions.

Our ability to successfully implement our business plan and achieve targeted financial results is dependent on our ability to successfully identify, evaluate and integrate acquired businesses. We may not be able to identify and complete acquisitions in the future, and our failure to identify and complete acquisitions could limit our ability to grow our business beyond our existing brands.

Our acquisition strategy involves a number of risks, including the following:

•	we may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms;

•	our acquisition of suitable businesses could be prohibited by U.S. or foreign antitrust laws; and

•

we may have to obtain additional equity financing or incur additional debt to finance future acquisitions, and no assurance can be given as to whether, and on what terms, such financing will be available.

The process of integrating an acquired business, involves risks. These risks include, but are not limited to:

•	demands on management related to the significant increase in the size of our business;

•	diversion of management’s attention from the management of daily operations;

•	difficulties in the assimilation of different corporate cultures and business practices;

•	difficulties in conforming the acquired company’s accounting policies to ours;

•	retaining the loyalty and business of the customers of acquired businesses;

•	retaining employees that may be vital to the integration of acquired businesses or to the future prospects of the combined businesses;

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difficulties and unanticipated expenses related to the integration of departments, information technology systems, including accounting systems, technologies, books and records, and procedures, and maintaining uniform standards, such as internal accounting controls, procedures, and policies;

•	costs and expenses associated with any undisclosed or potential liabilities;

•	the use of more cash or other financial resources on integration and implementation activities than we expect;

•	our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction; and

•	the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets.

Failure to successfully integrate acquired businesses may result in reduced levels of revenue, earnings or operating efficiency than might have been achieved if we had not acquired such businesses.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of September 23, 2012, as adjusted for the completion of this offering and the use of proceeds therefrom to repay certain of our outstanding indebtedness, our total indebtedness would have been $         billion. Our high degree of leverage could have important consequences, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities or to pay dividends;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including certain borrowings under our senior secured credit facilities, are at variable rates;

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	subjecting us to restrictive covenants that may limit our flexibility in operating our business;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

Despite our significant leverage, we may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our significant leverage.

Litigation or claims regarding our trademarks and any other proprietary rights or termination of our material licenses may have a significant, negative impact on our business.

We attempt to protect our intellectual property rights through a combination of trademark, patent, copyright and trade secret laws. We consider our trademarks to be of significant importance to our business. Although we devote resources to the establishment and protection of our trademarks and other intellectual property rights, we cannot assure you that our trademark or other intellectual property applications will be approved. Third parties may also oppose our intellectual property applications, or otherwise challenge our use of our trademark or other intellectual property. We also cannot assure you that the actions we have taken or will take in the future will be adequate to prevent violation of our trademark or other proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their trademark or other proprietary rights. We cannot assure you that future claims or litigation by or against us will not be necessary to enforce our trademark or other proprietary rights or to defend ourselves against claimed infringement of the trademark or other proprietary rights of others. Any future claims or litigation of this type, even without merit, could result in a material adverse effect on our business, financial condition or results of operations. Any such future claims or litigation may: (a) be expensive and time consuming to defend; (b) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (c) require us to rebrand our products or redesign our packaging, if feasible; (d) divert management’s attention and resources; or (e) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which, if required, may not be available to us on acceptable terms or at all. Any inability to use our trademarks or other proprietary rights could harm our business and sales through reduced demand for our products and reduced revenues.

As described in greater detail under “Business—Intellectual Property”, we manufacture our Aunt Jemima, Armour, Swanson and Voila! brands under license agreements from various third parties. The loss of these licenses could have a material adverse effect on our business.

We may be unable to drive revenue growth in our key product categories or add products that are in faster growing and more profitable categories.

The food and beverage industry’s overall growth is linked to population growth. Our future results will depend on our ability to drive revenue growth in our key product categories. Because our operations are concentrated in North America, where growth in the food and beverage industry has been moderate, our success also depends in part on our ability to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our failure to drive revenue growth in our key product categories or develop innovative products for new and existing categories could materially and adversely affect our profitability, financial condition and results of operations.

We may be subject to product liability claims should the consumption of any of our products cause injury, illness, or death.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a misbranded, adulterated, contaminated, or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require our management to spend time defending the claims rather than operating our business.

A product that has been actually or allegedly misbranded or becomes adulterated could result in product withdrawals or recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of demand for our food products, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Due to the seasonality of the business, our revenue and operating results may vary from quarter to quarter.

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months. Seafood sales peak during Lent, in advance of the Easter holiday. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our pie and pastry fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. Since many of the raw materials we process under the Birds Eye and Vlasic brands are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. We also increase our Duncan Hines inventories in advance of the peak fall selling season. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

For these reasons, sequential quarterly comparisons are not a good indication of our performance or how we may perform in the future. If we are unable to obtain access to working capital or if seasonal fluctuations are greater than anticipated, there could be a material adverse effect on our financial condition, results of operations or cash flows.

We face risks associated with certain pension obligations.

We hold investments in equity and debt securities in our qualified defined benefit pension plans. Deterioration in the value of plan assets, resulting from a general financial downturn or otherwise, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans. The underfunding in our pension plans totaled $90.2 million as of December 25, 2011. The decrease in discount rates from approximately 6% in 2008 to approximately 4.5% in 2011 has had a significant impact to our funding status. We have contributed cash significantly in excess of expense for the last two years to improve the funded status of the plans and intend to continue to do so.

Our obligation to make contributions to the pension plans could reduce the cash available for working capital and other corporate uses and may have a material adverse impact on our operations, financial condition and liquidity.

Our financial well-being could be jeopardized by unforeseen changes in our employees’ collective bargaining agreements or shifts in union policy.

We employed approximately 5,100 people as of September 23, 2012 with approximately 56% of our hourly employees unionized. Due to the seasonality of our pickle and vegetable businesses our employment fluctuates throughout the year, and thus our average number of employees was approximately 4,600 throughout 2011. In September 2012, the collective bargaining agreement expired for approximately 450 of our union employees in Ft. Madison, Iowa, but has been extended until January 13, 2013 as negotiations continue for a new collective bargaining agreement, subject to either party being able to cancel the extension on 72 hours written notice.

Although we consider our employee relations to generally be good, failure to extend or renew our collective bargaining agreements or a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, financial condition, or results of operations. In addition, we cannot assure you that upon the expiration of our existing collective bargaining agreements, new agreements will be reached without any union action, if at all, or that any such new agreements will be on terms satisfactory to us. Furthermore, labor organizing activities could result in additional employees becoming unionized.

We and our third-party co-packers and suppliers are subject to laws and regulations relating to protection of the environment, worker health, and workplace safety. Costs to comply with these laws and regulations, or claims with respect to environmental, health and safety matters, could have a significant negative impact on our business.

Our operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of solid and hazardous materials and wastes, employee exposure to hazards in the workplace and the cleanup of contaminated sites. We are required to obtain and comply with environmental permits for many of our operations, and sometimes we are required to install pollution control equipment or to implement operational changes to limit air emissions or wastewater discharges and/or decrease the likelihood of accidental releases of hazardous materials. We could incur substantial costs, including cleanup costs, civil or criminal fines or penalties, and third-party claims for property damage or personal injury as a result of any violations of environmental laws and regulations, noncompliance with environmental permit conditions or contamination for which we may be responsible that is identified or that may occur in the future. Such costs may be material.

Under federal and state environmental laws, we may be liable for the costs of investigation, removal or remediation of certain hazardous or toxic substances, as well as related costs of investigation and damage to natural resources, at various properties, including our current and former properties and the former properties of our predecessors, as well as offsite waste handling or disposal sites that we or our predecessors have used. Liability may be imposed upon us without regard to whether we knew of or caused the presence of such hazardous or toxic substances. We cannot assure you that any such locations, or locations that we may acquire in the future, will not result in liability to us under such laws or expose us to third party actions such as tort suits based on alleged conduct or environmental conditions. In addition, we may be liable if hazardous or toxic substances migrate from properties for which we may be responsible to other properties.

In addition to regulations applicable to our operations, failure by any of our co-packers or other suppliers to comply with regulations, or allegations of compliance failure, may disrupt their operations and could result in potential liability. Even if we were able to obtain insurance coverage or compensation for any losses or damages resulting from the non-compliance of a co-packer or supplier with applicable regulations, our brands and reputation may be adversely affected by negative perceptions of our brands stemming from such compliance failures.

We cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted. We also cannot predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to environmental claims.

Our operations are subject to regulation by the U.S. Food and Drug Administration (“FDA”), U.S. Department of Agriculture (“USDA”), Federal Trade Commission (“FTC”) and other governmental entities, and we cannot assure you that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the FDA, the USDA and other national, state, and local authorities. For example, we are subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, and safety of food. Under this program, the FDA regulates manufacturing practices for foods through, among other things, its current “good manufacturing practices” regulations, or cGMPs, and specifies the recipes for certain foods. Our processing facilities and products are subject to periodic inspection by federal, state, and local authorities. In addition, we must comply with similar laws in Canada. In January 2011, the FDA’s Food Safety Modernization Act was signed into law. The law will increase the number of inspections at food facilities in the U.S. in an effort to enhance the detection of food borne illness outbreaks and order recalls of tainted food products. The FTC and other authorities regulate how we market and advertise our products, and we could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or restrict our actions, causing our results of operations to be adversely affected.

We seek to comply with applicable regulations through a combination of employing internal personnel to ensure quality-assurance compliance (for example, assuring that food packages contain only ingredients as specified on the package labeling) and contracting with third-party laboratories that conduct analysis of products for the nutritional-labeling requirements. Compliance with federal, state and local regulations is costly and time-consuming. Failure to comply with applicable laws and regulations or maintain permits and licenses relating to our operations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material adverse effect on our operating results and business. For example, on January 27, 2012, we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause allergic reactions for people who have a soy allergy. The cost of this recall was $4.4 million. In addition, on November 13, 2012, we issued a voluntary recall of Armour Vienna Sausage Bourbon BBQ products due to potential undercooking during the production process. At this time, we estimate the total cost of this recall to be $0.3 million.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber attacks and viruses. Any such damage or interruption could have a material adverse effect on our business.

We have a significant amount of goodwill and intangible assets on our Consolidated Balance Sheets that are subject to impairment based upon future adverse changes in our business and the overall economic environment.

At December 25, 2011, the carrying value of goodwill and tradenames was $1,441.5 million and $1,604.5 million, respectively. We evaluate the carrying amount of goodwill and indefinite-lived intangible assets for impairment on an annual basis, in December, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. We have recorded impairment charges in recent years, including $148.2 million of goodwill and tradename impairments in 2011. The value of goodwill and intangible assets will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs, general changes in the business, or changes in the overall economic environment and could require an impairment charge in the future.

If we are unable to retain our key management personnel, our future performance may be impaired and our financial condition could suffer as a result.

Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of our executive officers could have a material adverse effect on our business, financial condition, or results of operations. We do not maintain key-man life insurance on any of our executive officers. We cannot assure you that the services of such personnel will continue to be available to us.

We may not be able to utilize all of our net operating loss carryforwards.

If there is an unfavorable adjustment from an United States Internal Revenue Service (“IRS”) examination (whether as a result of a change in law or IRS policy or otherwise) that reduces any of our net operating loss carryforwards (“NOLs”), cash taxes may increase and impact our ability to pay dividends or make interest payments on our indebtedness. As of September 23, 2012, we had NOLs for U.S. federal income tax purposes of $1.1 billion. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Certain of our existing NOLs are subject to annual limitations under Section 382 of the Code. In addition, if we undergo an ownership change in the future, our ability to utilize NOLs could be further limited by Section 382 of the Code. Although we do not expect this offering to result in an ownership change under Section 382 of the Code, there can be no assurance that this offering will not cause or increase the risk of an ownership change, or that future shifts in ownership of our common stock will not cause an ownership change. These limitations and/or our failure to generate sufficient taxable income may result in the expiration of the NOLs before they are utilized.

Affiliates of Blackstone control us and their interests may conflict with ours or yours in the future.

Immediately following the dissolution of Peak Holdings LLC and this offering of common stock, affiliates of Blackstone will beneficially own approximately     % of our common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares. As a result, investment funds associated with or designated by affiliates of Blackstone will have the ability to elect all of the members of our Board of Directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Blackstone could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Blackstone continues to own a significant amount of our combined voting power, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions and, so long as Blackstone and its affiliates collectively own at least 5% of our outstanding common stock, appoint individuals to our Board of Directors under a stockholders agreement which we expect to adopt in connection with this offering. In addition, Blackstone will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.

Furthermore, under our stockholders agreement, which we expect to adopt in connection with this offering, so long as Blackstone and its affiliates collectively own at least 25% of our outstanding common stock, approval by Blackstone is required for certain actions including certain mergers, consolidations, recapitalizations, asset sales, dissolutions and entering into a business that is materially different from our existing business. These consent rights held by Blackstone could prevent us from engaging in beneficial transactions and adversely affect the market price of our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the common stock you purchase.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of outstanding common stock prior to completion of the offering. Based on our net tangible book value as of December 25, 2011 and upon the issuance and sale of              shares of common stock by us at an assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers and directors under our 2013 Omnibus Incentive Plan or other omnibus incentive plans. See “Dilution.”

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies serving our markets;

•	changes in market valuations of, or earnings and other announcements by, companies serving our markets;

•	declines in the market prices of stocks generally, particularly those of packaged food companies;

•	strategic actions by us or our competitors;

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announcements by us, our competitors or our vendors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the packaged food company environment;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from manufacturing system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering we will have a total of              shares of common stock outstanding. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including affiliates of Blackstone) may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining              shares, representing     % of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers, and holders of substantially all of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting” for a description of these lock-up agreements.

In addition,              shares of common stock will be eligible for sale upon exercise of vested options. As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2013 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover              shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Upon the expiration of the lock-up agreements described above, the remaining              shares will be eligible for resale, of which              would be subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement to be entered into in connection with this offering, we will grant Blackstone the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, Blackstone could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified Board of Directors with staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of holders of at least 75% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates cease to hold a majority of our outstanding shares of common stock; and

•

that certain provisions may be amended only by the affirmative vote of at least 75% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates cease to hold a majority of our outstanding shares of common stock.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

We will be a “controlled company” within the meaning of applicable stock exchange rules and the rules of the United States Securities and Exchange Commission (“SEC”). As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, Blackstone will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of “independent directors” as defined under the rules of the applicable stock exchange;

•

the requirement that our director nominees be selected, or recommended for our Board of Directors’ selection, either (1) by a majority of independent directors in a vote by independent directors, pursuant to a nominations process adopted by a Board resolution, or (2) by a nominating/governance committee comprised solely of independent directors with a written charter addressing the nominations process;

•

the requirement that the compensation of our executive officers be determined, or recommended to the Board for determination, by a majority of independent directors in a vote by independent directors, or a compensation committee comprised solely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee, if any, and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the applicable stock exchange.

In addition, on June 20, 2012, the SEC adopted rules to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC’s rules direct each of the national securities exchanges (including any applicable stock exchange on which we list our common stock) to develop listing standards requiring, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company”, we will not be subject to these compensation committee independence requirements if and when they are adopted by the applicable stock exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to under “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. When used in this prospectus, the words “estimates,” “expects,” “contemplates”, “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following risks, uncertainties and factors:

•	competition;

•	our ability to predict, identify, interpret and respond to changes in consumer preferences;

•	the loss of any of our major customers;

•	our reliance on single source provider for the manufacturing, co-packing and distribution of many of our products;

•	fluctuations in price and supply of food ingredients, packaging materials and freight;

•	volatility in commodity prices and our failure to mitigate the risks related to commodity price fluctuation and foreign exchange risk through the use of derivative instruments;

•	costs and timeliness of integrating future acquisitions or our failure to realize anticipated cost savings, revenue enhancements or other synergies therefrom;

•	our substantial leverage;

•	litigation or claims regarding our intellectual property rights or termination of our material licenses;

•	our inability to drive revenue growth in our key product categories or to add products that are in faster growing and more profitable categories;

•	potential product liability claims;

•	seasonality;

•	the funding of our defined benefit pension plans;

•	changes in our collective bargaining agreements or shifts in union policy;

•	changes in the cost of compliance with laws and regulations, including environmental, worker health and workplace safety laws and regulations;

•	our failure to comply with FDA, USDA or FTC regulations;

•	disruptions in our information technology systems;

•	future impairments of our goodwill and intangible assets;

•	difficulty in the hiring or the retention of key management personnel;

•	changes in tax statutes, tax rates, or case laws which impact tax positions we have taken; and

•	Blackstone controlling us.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of              shares of our common stock in this offering, assuming an initial public offering price of $         per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $         million.

We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of indebtedness. Affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as agents and/or lenders under our senior secured credit facilities and as a result, may receive a portion of the proceeds hereof if such proceeds are used to repay our senior secured credit facilities.

In connection with this offering, we intend to terminate the Advisory Agreement in accordance with its terms. Upon completion of this offering, pursuant to and in connection with the terms of the Advisory Agreement, we will pay total fees of approximately $         million to such affiliate of Blackstone (which amount will include a transaction fee equal to 1%, or approximately $         million, of the estimated gross proceeds from this offering, and a termination fee equal to approximately $         million).

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the range on the cover of this prospectus, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid dividends to the holders of our common stock, including in the fiscal years 2011 and 2010. After completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant.

Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to Pinnacle Foods Inc. to pay dividends is limited by covenants in our senior secured credit facilities and the indentures governing our senior notes. See “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of September 23, 2012 was approximately $855 million, or $         per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range described on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted net tangible book value on September 23, 2012 would have been $         million, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $         per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $         per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of September 23, 2012
Increase in tangible book value per share attributable to new investors
Adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors	$

Dilution is determined by subtracting adjusted net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the adjusted tangible book value per share after giving effect to the offering would be $         per share. This represents an increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $         per share to the existing stockholders and dilution in adjusted net tangible book value of $         per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing shares in this offering by $         per share and the dilution to new investors by $         per share and increase or decrease the adjusted net tangible book value per share after offering by $         per share.

The following table summarizes, as of September 23, 2012, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

If the underwriters were to fully exercise the underwriters’ option to purchase              additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be     % and the percentage of shares of our common stock held by new investors would be     %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 23, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the sale by us of approximately              shares of our common stock in this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us; and (2) the application of the estimated net proceeds from the offering at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, as described in “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness,” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 23, 2012
	Actual	As adjusted for this offering
	($ in millions, except par value and share numbers)
Cash and cash equivalents	$5.9

Long-term debt, including current portion of long-term debt:
Senior Secured Credit Facilities:
Revolving Credit Facility	—
Tranche B Non Extended Term Loans due 2014	246.4
Tranche B Extended Term Loans due 2016	639.5
Tranche E Term Loans due 2018	399.0
Tranche F Term Loans due 2018	450.0
9.25% Senior Notes due 2015	465.0
8.25% Senior Notes due 2017	400.0
Unamortized discount on long term debt	(7.6)
Capital lease obligations	21.7

Total debt	$2,614.0

Stockholders’ equity:
Common stock, $ 0.01 par value, (2,000,000 shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; and shares issued and outstanding, as adjusted)	—
Additional paid-in capital	$697.2
Retained Earnings	209.3
Accumulated other comprehensive (loss) income	(51.8)

Total stockholders’ equity (deficit)	854.7

Total capitalization	$3,468.7

(1)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $         per share assumed initial public offering price, representing the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $         million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $         million. To the extent we raise more proceeds in this offering, we will repay additional indebtedness. To the extent we raise less proceeds in this offering, we will reduce the amount of indebtedness that will be repaid.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

Set forth below is our selected historical consolidated and combined financial data. Pinnacle Foods Group LLC (“PFG LLC”) is referred to as the “Predecessor” for the period prior to the consummation of the Blackstone Transaction and Pinnacle Foods Inc. is referred to as the “Successor” subsequent to the consummation of the Blackstone Transaction.

The following table sets forth selected historical consolidated financial and other operating data for the following periods:

•	for the Predecessor and its subsidiaries for the 13-week period from January 1, 2007 to April 2, 2007 immediately prior to the consummation of the Blackstone Transaction; and

•

for the Successor and its subsidiaries as of and for the 39 weeks ended December 30, 2007, the fiscal years ended December 28, 2008, December 27, 2009, December 26, 2010 and December 25, 2011 and as of and for the nine months ended September 25, 2011 and September 23, 2012.

The selected financial data of the Successor as of September 23, 2012 and for the nine months ended September 25, 2011 and September 23, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected financial data of the Successor as of September 25, 2011 has been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in our opinion, contain all adjustments (consisting primarily of normal recurring adjustments) necessary for a fair statement of our financial position and the results of operations as of and for such periods.

The selected financial data of the Successor as of December 26, 2010 and December 25, 2011 and for each of the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data of the Successor as of December 28, 2008 and December 27, 2009 and for the fiscal year ended December 28, 2008 have been derived from our audited consolidated financial statements, which are not included in this prospectus.

The selected financial data for fiscal year 2007 was derived from the audited financial statements of the Predecessor, which are not included in this prospectus, for the 13-week period ended April 2, 2007, preceding the Blackstone Transaction, and from the audited financial statements of the Successor, which are not included in this prospectus, for the 39-week period ended December 30, 2007, following the Blackstone Transaction. This combination represents what we believe is the most meaningful basis for comparison of the 52 weeks ended December 30, 2007 and the fiscal years ended December 28, 2008, December 27, 2009, December 26, 2010 and December 25, 2011, although the presentation of the combined 52-week period ended December 30, 2007 is not in accordance with GAAP. We believe that these are the most meaningful bases for comparison because the customer base, products, manufacturing facilities, and types of marketing programs were the same under the Predecessor as they are under the Successor.

Our historical results are not necessarily indicative of future operating results. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor	Successor	Combined	Successor
($ in millions, other than per share and share data)	13 weeks ended April 2, 2007	39 weeks ended December 30, 2007 (1)	(52 weeks) Fiscal year ended December 30, 2007	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Statement of Operations Data:
Net sales	$376.6	$1,137.9	$1,514.5	$1,556.4	$1,642.9	$2,436.7	$2,469.6	$1,783.1	$1,773.4
Cost of products sold	293.2	895.3	1,188.5	1,217.9	1,263.6	1,834.4	1,854.7	1,353.8	1,376.2

Gross profit	83.4	242.6	326.0	338.5	379.3	602.3	614.9	429.3	397.2
Operating expenses
Marketing and selling	35.0	87.4	122.4	111.4	123.8	172.3	171.6	131.8	130.5
Administrative expenses	17.7	40.7	58.4	47.8	62.7	110.0	80.5	62.6	66.1
Research and development expenses	1.4	3.0	4.4	3.5	4.6	9.4	8.0	6.3	8.2
Goodwill impairment charges	—	—	—	—	—	—	122.9	—	—
Other expense (income), net	51.0	12.0	63.1	24.4	42.2	45.5	48.6	19.6	25.3

Total operating expenses	105.1	143.1	248.3	187.1	233.3	337.2	431.6	220.3	230.1

Earnings before interest and taxes	(21.7)	99.5	77.7	151.4	146.0	265.1	183.3	209.0	167.1
Interest expense	39.1	124.5	163.6	153.3	121.2	236.0	208.3	155.6	154.6
Interest income	0.5	1.0	1.5	0.3	0.1	0.3	0.2	0.2	0.1

Earnings (loss) before income taxes	(60.3)	(24.0)	(84.4)	(1.6)	24.9	29.4	(24.8)	53.6	12.6
Provision (benefit) for income taxes	6.3	24.7	31.0	27.0	(277.7)	7.4	22.1	13.0	3.7

Net earnings (loss)	$(66.6)	$(48.7)	$(115.4)	$(28.6)	$302.6	$22.0	$(46.9)	$40.6	$8.9

Net earnings (loss) per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted

Cash Flow:
Net cash provided by (used in):
Operating activities	$55.7	$60.1	$115.8	$16.8	$116.2	$257.0	$204.2	$69.1	$62.4
Investing activities	(5.0)	(1,340.4)	(1,345.4)	(32.6)	(1,366.8)	(81.3)	(109.4)	(82.9)	(49.2)
Financing activities	(46.3)	1,286.1	1,239.8	14.2	1,319.8	(134.3)	(59.0)	(2.0)	(158.7)

Balance sheet data (at end of period):
Cash and cash equivalents	—	$6.0		$4.3	$73.9	$115.3	$151.0	$99.4	$5.9
Working capital (2)	—	80.6		131.2	364.6	344.4	408.7	356.5	303.4
Total assets	—	2,667.1		2,632.2	4,538.5	4,491.6	4,451.6	4,588.5	4,358.4
Total debt (3)	—	1,770.2		1,785.4	2,888.7	2,803.5	2,756.0	2,802.8	2,614.6
Total liabilities	—	2,307.5		2,324.6	3,664.1	3,596.5	3,606.3	3,642.0	3,503.7
Total shareholders’ equity	—	359.6		307.6	874.4	895.1	845.4	946.5	854.7

Other Financial Data:
Adjusted gross profit (4)				$623.1	$670.6	$698.4	$694.1	$490.0	$461.8
Adjusted EBITDA (5)			$231.4	223.0	390.8	446.8	449.7	300.6	273.1
Capital expenditures	$5.0	$22.9	28.0	32.6	52.0	81.3	117.3	90.8	49.8

The selected financial data presented above is impacted by the Blackstone Transaction and by the Birds Eye Acquisition.

(1)	The results of the 39 weeks ended December 30, 2007 reflect the effect of the Blackstone Transaction.
(2)	Working capital excludes notes payable, revolving debt facility and current portion of long-term debt.
(3)	Total debt includes notes payable, revolving debt facility and current portion of long-term debt.

(4)

Adjusted gross profit is defined as gross profit before depreciation, certain non-cash items, acquisition, merger and other restructuring charges and other adjustments noted in the table below. We believe that the presentation of Adjusted gross profit is useful to investors because it is consistent with our definition of Adjusted EBITDA (defined below), a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours.

The following table provides a reconciliation from our gross profit to Adjusted gross profit for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 and for the nine months ended September 25, 2011 and September 23, 2012.

($ in millions)	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Gross profit	$338.5	$379.3	$602.3	$614.9	$429.3	$397.2
Depreciation expense (a)	38.7	43.5	53.5	65.0	48.0	50.2
Acquired gross profit- Birds Eye Acquisition (b)	247.3	246.3	—	—	—	—
Non-cash items (c)	(2.0)	0.8	38.2	3.0	5.5	(2.0)
Acquisition, merger and other restructuring charges (d)	0.6	0.6	4.5	9.9	7.2	13.8
Other adjustment items(e)	—	—	—	1.3	—	2.6

Adjusted gross profit	$623.1	$670.6	$698.4	$694.1	$490.0	$461.8

(a)

Includes accelerated depreciation from plant closures of $0.7 million for fiscal year 2010, $14.1 million for fiscal year 2011, $10.0 million for the nine months ended September 25, 2011 and $11.8 million for the nine months ended September 23, 2012.

(b)	Represents the acquired gross profit for Birds Eye for all of fiscal year 2008 and the period of fiscal year 2009 prior to the Birds Eye Acquisition.
(c)	Non-cash items are comprised of the following:

($ in millions)	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Non-cash compensation charges (1)	$0.1	$0.5	$0.4	$0.2	$0.1	$0.1
Unrealized losses (gains) resulting from hedging activities (2)	(2.1)	(0.2)	0.7	1.6	4.1	(2.1)
Other impairment charges (3)	—	—	—	1.3	1.3	—
Effects of adjustments related to the application of purchase accounting (4)	—	0.5	37.1	—	—	—

Total non-cash items	$(2.0)	$0.8	$38.2	$3.0	$5.5	$(2.0)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For fiscal year 2011 and the nine months ended September 25, 2011, represents a plant asset impairment on the previously announced closure of the Tacoma, Washington facility of $1.3 million.
(4)	For fiscal year 2009 and fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(d)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Restructuring charges, integration costs and other business optimization expenses (1)	$0.4	$0.4	$4.3	$9.3	$7.1	$13.8
Employee severance and recruiting (2)	0.2	0.2	0.2	0.6	0.1	—

Total acquisition, merger and other restructuring charges	$0.6	$0.6	$4.5	$9.9	$7.2	$13.8

(1)

For fiscal year 2008, represents consultant expenses incurred to optimize our distribution network. For fiscal year 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For fiscal year 2010, primarily represents integration costs related to the Birds Eye Acquisition. For fiscal year 2011 and the nine months ended September 25, 2011, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For the nine months ended September 23, 2012, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York and Millsboro, Delaware facilities.
(2)	Represents severance costs paid or accrued to terminated employees.

(e)	Other adjustment items are comprised of the following:

($ in millions)	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Other (1)	—	—	—	$1.3	—	$2.6

Total other adjustments	—	—	—	$1.3	—	$2.6

(1)	For fiscal year 2011 and the nine months ended September 23, 2012, primarily represents the recall of Aunt Jemima product.

(5)

Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation under our incentive plans.

EBITDA and Adjusted EBITDA do not represent net earnings or loss or cash flow from operations as those terms are defined by United States Generally Accepted Accounting Principles (“GAAP”) and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, Adjusted EBITDA includes certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that vary greatly and are difficult to predict. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies. In addition, under the credit agreement governing our senior secured credit facilities and the indentures governing our senior notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA for the 52 weeks ended December 30, 2007 and the fiscal years ended December 28, 2008, December 27, 2009, December 26, 2010 and December 25, 2011 and for the nine months ended September 25, 2011 and September 23, 2012.

		Successor
($ in millions)	Combined Fiscal year ended December 30, 2007	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Net earnings (loss)	$(115.4)	$(28.6)	$302.6	$22.0	$(46.9)	$40.6	$8.9
Interest expense, net	162.1	153.0	121.1	235.7	208.1	155.4	154.5
Income tax expense (benefit)	31.0	27.0	(277.7)	7.4	22.1	13.0	3.7
Depreciation and amortization expense	55.8	62.5	65.5	78.1	88.5	65.1	68.5

EBITDA	$133.5	$213.9	$211.5	$343.2	$271.8	$274.1	$235.6

Acquired EBITDA- Birds Eye Acquisition (a)	—	—	$142.3	—	—	—	—
Non-cash items (b)	$42.6	$3.8	4.7	$71.5	$152.2	$6.3	$(1.4)
Acquisition, merger and other restructuring charges (c)	52.3	2.7	29.8	27.5	20.3	17.1	17.9
Other adjustment items (d)	3.0	2.6	2.5	4.7	5.5	3.1	21.0

Adjusted EBITDA	$231.4	$223.0	$390.8	$446.9	$449.7	$300.6	$273.1

(a)	Represents the acquired EBITDA for Birds Eye for the period of fiscal year 2009 prior to the Birds Eye Acquisition, calculated consistent with our definition of Adjusted EBITDA.

(b)	Non-cash items are comprised of the following:

		Successor
($ in millions)	Combined Fiscal year ended December 30, 2007	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Non-cash compensation charges (1)	$11.2	$0.8	$3.2	$4.7	$1.1	$0.9	$0.7
Unrealized losses (gains) resulting from hedging activities (2)	2.3	(2.1)	(0.3)	0.7	1.6	4.1	(2.1)
Gain on early extinguishment of debt	(5.7)	—
Goodwill impairment charge (3)	—	—	—	—	122.9	—	—
Other impairment charge (4)	1.2	15.1	1.3	29.0	26.6	1.3	—
Curtailment gain as result of amendment to Ft. Madison labor agreements (5)	(6.6)	—	—	—	—	—	—
Non-cash gain on litigation settlement (6)	—	(10.0)	—	—	—	—	—
Effects of adjustments related to the application of purchase accounting (7)	40.2	—	0.5	37.1	—	—	—

Total non-cash items	$42.6	$3.8	$4.7	$71.5	$152.2	$6.3	$(1.4)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market adjustments of obligations under derivative contracts.
(3)	For fiscal year 2011, represents goodwill impairments on the Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.
(4)

For fiscal year 2007, represents the impairment of the Open Pit tradename. For fiscal year 2008, represents impairment charges for the Van de Kamp’s ($8.0 million), Mrs. Paul’s ($5.6 million), Lenders ($0.9 million) and Open Pit tradenames ($0.6 million). For fiscal year 2009, represents an impairment charge for the Swanson tradename. For fiscal year 2010, represents an impairment for the Hungry-Man tradename. For fiscal year 2011 and the nine months ended September 25, 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lenders ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million).

(5)

For fiscal year 2007, represents a portion of the curtailment gain related to the elimination of an employer-sponsored post-retirement employee medical plan for certain employees at the Ft. Madison, Iowa production facility.

(6)	For fiscal year 2008, represents the excess of the accrued liability established in purchase accounting over the amount of the cash payment in the litigation settlement.
(7)

For fiscal year 2007, represents expense related to the write-up to fair market value of inventories acquired as a result of the Blackstone Transaction. For fiscal year 2009 and fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(c)	Acquisition, merger and other restructuring charges are comprised of the following:

		Successor
($ in millions)	Combined Fiscal year ended December 30, 2007	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Expenses in connection with an acquisition or other merger costs (1)	$49.7	$0.7	$25.2	$0.9	$8.8	$9.0	$1.6
Restructuring charges, integration costs and other business optimization expenses (2)	2.6	1.0	1.0	25.5	9.5	7.1	15.3
Employee severance and recruiting (3)	—	1.0	3.6	1.1	2.0	1.0	1.0

Total acquisition, merger and other restructuring charges	$52.3	$2.7	$29.8	$27.5	$20.3	$17.1	$17.9

(1)

For fiscal year 2007, represents expenses incurred in connection with the Blackstone Transaction, which includes $35.5 million related to the cash tender offer for the Predecessor’s 8.25% notes, $12.9 million related to the termination of certain Predecessor contracts with our former Chairman and affiliates of our former Chairman and $1.3 million of other costs. For fiscal year 2008 represents additional costs related to the Blackstone Transaction. For fiscal year 2009 and fiscal year 2010, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations. For fiscal year 2011 and for the nine months ended September 25, 2011, represents other expenses related to financing of our acquisition by Blackstone, and includes an $8.5 million legal settlement related to the Lehman Brothers Specialty Financing claim described in more detail in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus and in “Business—Legal Proceedings.” For the nine months ended September 23, 2012, primarily represents costs related to due diligence investigations and special project expenses.

(2)

For fiscal year 2007, represents expenses incurred to consolidate certain portions of our distribution network. For fiscal year 2008, represents expenses incurred to reconfigure the freezer space in our Mattoon, Illinois warehouse, as well as consultant expense incurred to execute labor and yield savings in our plants. For fiscal year 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For fiscal year 2010, primarily represents employee termination benefits and lease termination costs related to the closing of the Rochester, New York office and integration costs related to the Birds Eye Acquisition. For fiscal year 2011 and the nine months ended September 25, 2011, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For the nine months ended September 23, 2012, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York, Green Bay, Wisconsin and Millsboro, Delaware facilities.

(3)

For fiscal year 2009, principally represents severance and recruiting costs related to the change in the Chief Executive Officer. For fiscal year 2008, fiscal year 2010, fiscal year 2011 and the nine months ended September 25, 2011 and September 23, 2012, represents severance costs paid or accrued to terminated employees.

(d)	Other adjustment items are comprised of the following:

		Successor
($ in millions)	Combined Fiscal year ended December 30, 2007	Fiscal year ended December 28, 2008	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Management, monitoring, consulting and advisory fees (1)	$2.5	$2.6	$2.5	$4.5	$4.6	$3.4	$3.5
Accruals established as a result of the Blackstone Transaction (2)	0.8	—	—	—	—	—	—
Other (3)	(0.3)	—	—	0.2	0.9	(0.3)	17.5

Total other adjustments	$3.0	$2.6	$2.5	$4.7	$5.5	$3.1	$21.0

(1)

For fiscal year 2007 and fiscal year 2008, represents management/advisory fees and expenses paid to Blackstone. For fiscal year 2009, fiscal year 2010, fiscal year 2011 and for the nine months ended September 25, 2011 and September 23, 2012, represents management/advisory fees and expenses paid to an affiliate of Blackstone pursuant to the Advisory Agreement. We intend to terminate the Advisory Agreement in accordance with its terms in connection with the completion of this offering. See “Use of Proceeds.”

(2)	For fiscal year 2007, represents executive severance costs incurred in connection with the Blackstone Transaction.
(3)

For fiscal year 2010, represents miscellaneous other cost. For fiscal year 2011 and the nine months ended September 25, 2011, primarily represents a gain on the sale of the Watsonville, California property and the recall of Aunt Jemima product. For the nine months ended September 23, 2012, primarily represents $14.3 million of the premiums paid on the redemption of $150.0 million of 9.25% Senior Notes due 2017, the redemption of $199.0 million of 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of 9.25% Senior Notes due 2017, and the recall of Aunt Jemima product.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated and Combined Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Information presented for the nine months ended September 23, 2012 and September 25, 2011 is derived from our unaudited consolidated financial statements for those periods. Information presented for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009 is derived from our audited consolidated financial statements for those periods. The results for the fiscal year ended December 27, 2009 include the results of operations of Birds Eye Foods, Inc. from the date of acquisition on December 23, 2009.

Overview

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2011. Our operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. Our U.S. retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), frozen prepared seafood (Van de Kamp’s and Mrs. Paul’s), full-calorie single-serve frozen dinners and entrées (Hungry-Man), frozen pancakes/waffles/french toast (Aunt Jemima), frozen and refrigerated bagels (Lender’s), and frozen pizza for one (Celeste) are reported in the Birds Eye Frozen Division. Our cake/brownie mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), table syrups (Mrs. Butterworth’s and Log Cabin), canned meat (Armour, Nalley and Brooks), pie/pastry fruit fillings (Comstock and Wilderness), barbecue sauces (Open Pit), salad dressing (Bernstein’s) and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and our foodservice and private label businesses. We refer to the sum of our Birds Eye Frozen segment and our Duncan Hines Grocery segment as our North American retail businesses. Segment performance is evaluated by our Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets. Unallocated corporate expenses consist of corporate overhead such as executive management, finance and legal functions and the costs to integrate the Birds Eye Acquisition and a charge of $8.5 million related to our settlement with Lehman Brothers Specialty Financing (“LBSF”). For further information on the LBSF settlement, see Note 13 “Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this prospectus. Product contribution is defined as gross profit less direct to consumer advertising and marketing expenses, selling commissions and direct brand marketing overhead expenses.

On December 23, 2009, we acquired all of the common stock of Birds Eye Foods, Inc. (“Birds Eye”), (the “Birds Eye Acquisition”), and fully integrated all aspects of Birds Eye’s business in fiscal 2010. At the time of the Birds Eye Acquisition, Birds Eye’s product offering included an expanding platform of healthy, high-quality frozen vegetables and frozen meals, as well as a portfolio of primarily branded shelf-stable foods that were complimentary to our existing product offerings.

Business Drivers and Measures

In operating our business and monitoring its performance, we pay attention to trends in the food manufacturing industry and a number of performance measures and operational factors. The industry has experienced volatility in overall commodity prices over the past few years. To date the industry has managed this commodity inflation by increasing retail prices, which has affected consumer buying patterns and led to lower volumes, particularly in the frozen food categories. The entire food industry continues to face top line challenges, with overall volume softness and a recent inability to pass on price increases due to weak consumer demand. This discussion includes forward-looking statements that are based on our current expectations.

Industry Trends

Growth in our industry is driven primarily by population growth, changes in product selling prices and changes in consumption between out-of-home and in-home eating. With the slow economic recovery since the recession in 2008 and 2009, consumers are looking for value alternatives, which has caused an increase in the percentage of products sold on promotion and a shift from traditional retail grocery to mass merchandisers, club stores and the dollar store channel. We are well positioned in grocery and alternative channels, maintaining strong customer relationships across key retailers in each segment.

Over the long term, the share of food consumed at restaurants and in other food service venues had been increasing, with the share of food consumed at home in decline. During the 2008-09 recession, this trend reversed, with consumers eating more at home. Recently, the industry has experienced a decline in the volume of food consumed at home, yet away from home eating venues have not experienced corresponding volume increases.

In order to maintain and grow our business, we must successfully react to, and offer products that respond to, evolving consumer trends, such as changing health trends and focus on convenience and products tailored for busy lifestyles. Incremental growth in the industry is principally driven by product and packaging innovation.

Revenue Factors

Our net sales are driven principally by the following factors:

•	Gross sales, which change as a function of changes in volume and list price; and

•	the costs that we deduct from gross sales to reach net sales, which consist of:

•	Cash discounts, returns and other allowances.

•	Trade marketing expenses, which include the cost of temporary price reductions (“on sale” prices), promotional displays and advertising space in store circulars.

•

New product distribution (slotting) expenses, which are the costs of having certain retailers stock a new product, including amounts retailers charge for updating their warehousing systems, allocating shelf space and in-store systems set-up, among other things.

•	Consumer coupon redemption expenses, which are costs from the redemption of coupons we circulate as part of our marketing efforts.

Cost Factors

•	Costs recorded in cost of products sold in the consolidated statement of operations include:

•

Raw materials, such as sugar, cucumbers, broccoli, corn, peas, green beans, carrots, flour (wheat), poultry, seafood, vegetable oils, shortening, meat and corn syrup, among others, are available from numerous independent suppliers but are subject to price fluctuations due to a number of factors, including changes in crop size, federal and state agricultural programs, export demand, weather conditions and insects, among others.

•

Packaging costs. Our broad array of products entails significant costs for packaging and is subject to fluctuations in the price of aluminum, glass jars, plastic trays, corrugated fiberboard, and plastic packaging materials.

•

Conversion costs, which include all costs necessary to convert raw materials into finished product. Key components of this cost include direct labor, and plant overhead such as rent, utilities and depreciation.

•

Freight and distribution. We use a combination of common carriers and inter-modal rail to transport our products from our manufacturing facilities to distribution centers and to deliver products to our customers from both those centers and directly from our manufacturing plants. Our freight and distribution costs are influenced by fuel costs as well as capacity within the industry.

•	Costs recorded in marketing and selling expenses in the consolidated statement of operations include:

•

Advertising and other marketing expenses. These expenses represent advertising and other consumer and trade-oriented marketing programs. A key marketing strategy is to continue to invest in marketing that builds brand affinity for our Leadership Brands.

Working Capital

Our working capital is primarily driven by accounts receivable and inventories, which fluctuate throughout the year due to seasonality in both sales and production. See “—Seasonality.” We will continue to focus on reducing our working capital requirements while simultaneously maintaining our customer service levels and fulfilling our production requirements. We have historically relied on internally generated cash flows and temporary borrowings under our revolving credit facility to satisfy our working capital requirements.

Other Factors

Other factors that have influenced our results of operations and may do so in the future include:

•

Interest Expense. As a result of the Blackstone Transaction and the Birds Eye Acquisition, we have significant indebtedness. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. See “—Liquidity and Capital Resources” below.

•

Cash Taxes. We have significant tax-deductible intangible asset amortization and federal and state NOLs, which resulted in minimal federal and state cash taxes in recent years. We expect to continue to realize significant reductions in federal and state cash taxes in the future attributable to amortization of intangible assets and realization of NOLs.

•

Acquisitions and Consolidations. We believe we have the expertise to identify and integrate value-enhancing acquisitions to further grow our business. We have successfully integrated acquisitions in the past. We have, however, incurred significant costs in connection with integrating these businesses and streamlining our operations.

•

Impairment of Goodwill, Tradenames and Long-Lived Assets. We test our goodwill and intangible assets annually or more frequently (if necessary) for impairment and have recorded impairment charges in recent years. The value of goodwill and intangibles from the allocation of purchase price from the Blackstone Transaction and the Birds Eye Acquisition is derived from our business operating plans at that time and is therefore susceptible to an adverse change that could require an impairment charge. We have incurred impairment charges in each of the fiscal years ended on December 25, 2011, December 26, 2010 and December 27, 2009, the amounts of which are discussed in greater detail in Note 8 to our consolidated financial statements included elsewhere in this prospectus.

Seasonality

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months. Seafood sales peak during Lent, in advance of the Easter holiday. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our pie and pastry fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. Since many of the raw materials we process under the Birds Eye, Vlasic, Comstock and Wilderness brands are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. We also increase our Duncan Hines inventories in advance of the peak fall selling season. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

Recent Transaction

On November 18, 2009, our indirect wholly-owned subsidiary Pinnacle Foods Group LLC (“PFG LLC”) entered into a Stock Purchase Agreement with Birds Eye Holdings LLC and Birds Eye, pursuant to which PFG LLC acquired all of the issued and outstanding common stock of Birds Eye from Birds Eye Holdings LLC. At the closing of the Birds Eye Acquisition on December 23, 2009, PFG LLC purchased all of the outstanding shares of Birds Eye’s common stock, par value $0.01 per share, for $670.0 million in cash, together with the assumption of Birds Eye’s debt of $670.4 million, resulting in the total acquisition cost of $1,340.4 million, as detailed in Note 3 to the consolidated financial statements included elsewhere in this prospectus. Birds Eye, along with its subsidiaries, is now a direct, wholly-owned subsidiary of PFG LLC. Results of operations for Birds Eye are included in our results of operations beginning December 23, 2009.

Restructuring Charges

From time to time, we voluntarily undertake consolidation and restructuring activities in order to optimize our manufacturing footprint, reduce our supply chain costs and increase organizational effectiveness.

Pickle supply chain improvements

On May 25, 2012, we announced plans to further improve the efficiency of our supply chain by consolidating our Vlasic pickle production into one plant in Imlay City, Michigan. Our decision to focus on our branded Vlasic business and de-emphasize our lower-margin, un-branded pickle business was the catalyst for this consolidation.

Millsboro, Delaware plant closure related charges

Our other pickle production plant, located in Millsboro, Delaware, ceased production in December 2012. We recorded employee termination costs of $1.5 million, asset retirement obligation charges of $0.8 million and accelerated depreciation charges of $8.4 million in the nine months ended September 23, 2012 related to this plant closure. We anticipate recording additional accelerated depreciation charges of $6.2 million throughout the remainder of fiscal 2012. All restructuring charges related to the consolidation of our pickle production are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Exit low-margin un-branded business charge

As a result of exiting the lower-margin un-branded pickle business, we terminated the use of a third party ingredients storage facility. In doing so, we accrued contract termination and other fees of $6.5 million in the nine months ended September 23, 2012. In addition, we recorded accelerated depreciation charges of $0.8 million at our Imlay City, Michigan plant for assets used in the low-margin un-branded pickle business in the nine months ended September 23, 2012. We anticipate recording additional accelerated depreciation charges of $0.8 million throughout the remainder of fiscal 2012. All restructuring charges related to exiting the low-margin un-branded pickle business are recorded in the Specialty Foods segment and in the Consolidated Statements of Operations.

Green Bay, Wisconsin Research Facility

On May 15, 2012, we announced plans to relocate the Birds Eye research and development (“R&D”) team from Green Bay, Wisconsin to our new facility at our Parsippany, New Jersey headquarters. We believe that the relocation will allow for seamless collaboration between marketing, sales, procurement and R&D that will drive superior brand innovation, marketing and productivity. Our Green Bay, Wisconsin research facility will close in the first quarter of fiscal 2013. We recorded employee termination costs of $1.0 million and accelerated depreciation charges of $0.4 million in the nine months ended September 23, 2012. We anticipate recording additional accelerated depreciation charges of $0.4 million throughout the remainder of fiscal 2012. All restructuring charges related to the closure of the Green Bay, Wisconsin Research Facility are recorded in the Birds Eye Frozen segment and in the Research and development line the Consolidated Statements of Operations.

Rochester, New York Office

The Rochester, New York office was the former headquarters of Birds Eye. In connection with the consolidation of activities into our New Jersey offices, the Rochester office was closed in December 2010. Notification letters under the Worker Adjustment and Retraining Notification Act of 1988 were issued in the first quarter of 2010. Activities related to the closure of the Rochester office began in the second quarter of 2010 and resulted in the elimination of approximately 200 positions. In addition, we recognized lease termination costs in 2010 due to the discontinuation of use of the Birds Eye’s corporate headquarters.

The total cost of termination benefits recorded for the fiscal year ended December 26, 2010 was $11.4 million and was recorded in the segments as follows: Birds Eye Frozen Division $8.0 million, Duncan Hines Grocery Division $2.1 million and Specialty Foods Division $1.3 million.

In addition to the termination benefits, we recorded net lease termination costs of $1.2 million for the fiscal year ended December 26, 2010 related to vacating Birds Eye’s corporate headquarters prior to the expiration of its lease.

Tacoma, Washington Plant

On December 3, 2010, in an effort to improve our supply chain operations, we announced the closure of the Tacoma, Washington plant and the consolidation of production into our Ft. Madison, Iowa plant and recorded employee termination benefits of $1.5 million in the fiscal year ended December 26, 2010. In connection with this project, we significantly expanded our Ft. Madison plant and hired approximately 65 new employees at that location. The Tacoma plant ceased production in June 2011 and the closure resulted in the termination of approximately 160 employees. In addition to termination benefits, we recorded asset retirement obligations of $1.0 million at Tacoma in the fiscal year ended December 26, 2010, which were capitalized and depreciated over the remaining useful life of the plant. In the fiscal year ended December 25, 2011, we recorded additional asset retirement obligation expenses of $0.5 million, which were expensed immediately. We recorded accelerated depreciation costs of $4.8 million in the fiscal year ended December 25, 2011. In addition, we recorded asset impairment charges of $1.3 million in the fiscal year ended December 25, 2011, upon ceasing use of the facility at the end of the second quarter of 2011. All restructuring charges related to the closure of the Tacoma, Washington plant are recorded in the Duncan Hines Grocery Division and in the Cost of products sold line in the Consolidated Statements of Operations. Severance payments were substantially completed in the second quarter of fiscal 2012.

Fulton, New York Plant

On April 15, 2011, we announced plans to consolidate the Birds Eye Frozen segment’s Fulton, New York plant operations into our Darien, Wisconsin and Waseca, Minnesota facilities in order to locate vegetable processing closer to the crop growing region and thus reduce the related freight costs. In connection with this project, we made significant capital investments in our Darien, Wisconsin and Waseca, Minnesota plants and hired approximately 150 new employees at these facilities. The Fulton facility closed at the end of December,

2011 and resulted in the termination of approximately 270 employees. We recorded termination costs of $1.7 million in the fiscal year ended December 25, 2011. In addition, we recorded accelerated depreciation costs of $9.3 million in the fiscal year ended December 25, 2011 and $2.3 million in the nine months ended September 23, 2012. All restructuring charges related to the closure of the Fulton, New York plant are recorded in the Birds Eye Frozen Division and in the Cost of products sold line on the Consolidated Statement of Operations. Severance payments were substantially completed in the third quarter of 2012.

Impairment of Goodwill and Other Long-Lived Assets

In fiscal year 2011, we recognized goodwill impairments totaling $122.9 million in our frozen breakfast, private label, and food service reporting units. This impairment represents approximately 8% of our consolidated goodwill balance. The impairment of $51.7 million in our frozen breakfast reporting unit was driven by our strategic decision during the fourth quarter to discontinue substantial portions of our low margin products on a prospective basis and the aggressive re-entry of a key competitor. This impairment is reported in the Birds Eye Frozen Division. The impairments of $49.7 million and $21.5 million in our private label and food service reporting units, respectively, were driven by the loss of a large customer account during the fourth quarter, our strategic decision to discontinue various low margin products, as well as compressed operating margins resulting from higher ingredient costs. These impairments are reported in the Specialty Foods Division. All goodwill impairments are recorded in the goodwill impairment charge line in the Consolidated Statements of Operations. We also recognized an impairment of $23.7 million on the Aunt Jemima tradename, and charges of $1.2 million on other tradenames, which are reported in the Birds Eye Frozen Division and an impairment of $0.4 million on the Bernstein’s tradename that is reported in the Duncan Hines Grocery Division. These impairments are the result of our reassessing the long-term sales projections for the underlying products, which we decreased during our 2011 strategic planning cycle in the fourth quarter as a result of a strategic decision to exit certain products. This charge is recorded in Other expense (income), net in the Consolidated Statements of Operations.

In fiscal 2010, we experienced declines in sales of our Hungry-Man branded products. Upon reassessing the long-term growth rates at the end of 2010, we recorded an impairment of the tradename asset in the amount of $29.0 million. The charge is recorded in Other expense (income), net in the Consolidated Statements of Operations and is reported in the Birds Eye Frozen segment.

In fiscal 2009, we experienced declines in net sales of our Swanson branded products. Upon reassessing the long-term growth rates of the brand, we recorded an impairment charge of the tradename asset in the amount of $1.3 million. The charge is recorded in Other expense (income), net in the Consolidated Statements of Operations and is reported in the Birds Eye Frozen segment.

Items Affecting Comparability

During fiscal 2011, our earnings before interest and taxes were impacted by certain items. These items included:

•	As described above, during 2011, we recognized goodwill and trade name impairments totaling $148.2 million.

•

We recorded costs of $11.0 million and $6.6 million, respectively, related to the closure of the Fulton, New York and Tacoma, Washington plants. These costs are recorded in Cost of products sold in the Consolidated Statements of Operations.

•

In June 2010, LBSF initiated a claim against us in LBSF’s bankruptcy proceeding related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. In May 2011, we and LBSF agreed in principle to a settlement of LBSF’s claim. Under the terms of the settlement, we made a payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim. This charge is recorded in Other expense (income), net in the Consolidated Statements of Operations.

During the year ended December 25, 2011, our net loss was impacted by certain items. These items included:

•

As described above, during 2011, we recognized goodwill and trade name impairments totaling $148.2 million. Of these impairments, $100.2 million are not deductible for income tax purposes. Therefore, we realized a very high effective tax rate of (89.1%) during 2011.

During fiscal 2010, our earnings before interest and taxes were impacted by certain items. These items included:

•

In accordance with the requirements of the acquisition method of accounting for acquisitions, inventories obtained in the Birds Eye Acquisition were required to be valued at fair value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which was $37.6 million higher than the Birds Eye carrying cost for fiscal 2009. Cost of products sold for the year ended December 26, 2010 includes pre-tax charges of $37.1 million related to the finished products at December 23, 2009 which were subsequently sold. Cost of products sold for the year ended December 27, 2009, includes pre-tax charges of $0.5 million related to the finished products at December 23, 2009, which were subsequently sold.

•

In December 2010, we recorded an impairment charge of $29.0 million for our Hungry-Man tradename. The charge is the result of our reassessment of the long-term growth rates for our Hungry-Man branded products and is recorded in Other expense (income), net in the Consolidated Statements of Operations.

•

We recorded costs of $12.6 million related to the closure of the former headquarters of Birds Eye in Rochester, New York. These costs are recorded in Administrative expenses in the Consolidated Statements of Operations.

•

In December 2010, we announced the planned closure of our Tacoma, Washington plant. The full cost of termination benefits of employees that was recorded in the fourth quarter of 2010 was $1.5 million was paid in the first half of 2011. In addition to termination benefits, we revised the estimated useful lives of the Tacoma plant assets and therefore incurred accelerated depreciation of $0.7 million in the fourth quarter of 2010.

During the year ended December 26, 2010, our net earnings were impacted by certain items. These items included:

•

In connection with the refinancing of our Tranche C term loans, we wrote off approximately $17.2 million of original issue costs and discounts. In addition, we incurred approximately $3.2 million of costs related to the issuance of our Tranche D term loans, which were considered to be loan modification costs under the accounting guidance and therefore were expensed. All of these charges are recorded in Interest expense, net in the Consolidated Financial Statements.

•

We recorded an out-of-period adjustment to correct an error in the tax effects of Accumulated other comprehensive loss as of December 27, 2009. During the twelve months ended December, 26, 2010, this adjustment reduced the provision for income taxes by $3.7 million. Accordingly, Accumulated other comprehensive loss was increased by the related effect of this adjustment during the twelve months ended December 26, 2010.

During fiscal 2009, our earnings (loss) before interest and taxes were impacted by certain items. These items included:

•

On July 10, 2009, Jeffrey P. Ansell left his position as Chief Executive Officer and as a Director of the Company to pursue other interests. As a result of the change, we recorded a provision for severance in the amount of $2.4 million in Administrative expenses in the Consolidated Statements of Operations.

•

In December 2009, we recorded an impairment charge of $1.3 million for our Swanson tradename. The charge is the result of our reassessment of the long-term growth rates for our Swanson branded products and is recorded in Other expense (income), net in the Consolidated Statements of Operations.

•

In December 2009, in connection with the Birds Eye Acquisition, we incurred merger-related costs of $24.1 million. These costs include $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs. The costs are recorded in Other expense (income), net in the Consolidated Statements of Operations.

During fiscal 2009, our net earnings were impacted by:

•

We recorded a $315.6 million benefit to income taxes related to the reversal of the valuation allowance, as we concluded that it is more likely than not that certain of our U.S. deferred tax assets will be recognized in future years. Prior to the realization of these deferred tax assets we maintained a full valuation allowance against net deferred tax assets excluding indefinite-lived intangible assets.

Results of Operations:

Consolidated Statements of Operations

Nine months ended September 23, 2012 compared to nine months ended September 25, 2011

The following table sets forth our unaudited statement of operations data expressed in dollars and as a percentage of net sales for the nine months ended September 23, 2012 and September 25, 2011.

	Nine months ended
($ in millions)	September 23, 2012		September 25, 2011
Net sales	$1,773.4	100.0%	$1,783.1	100.0%
Cost of products sold	1,376.2	77.6%	1,353.8	75.9%

Gross profit	397.2	22.4%	429.3	24.1%
Operating expenses
Marketing and selling expenses	130.5	7.4%	131.8	7.4%
Administrative expenses	66.1	3.7%	62.6	3.5%
Research and development expenses	8.2	0.5%	6.3	0.4%
Other expense (income), net	25.3	1.4%	19.6	1.1%

Total operating expenses	230.1	13.0%	220.3	12.4%

Earnings before interest and taxes	167.1	9.4%	209.0	11.7%

	Nine months ended
($ in millions)	September 23, 2012	September 25, 2011
Net sales:
Birds Eye Frozen	$787.6	$796.4
Duncan Hines Grocery	687.2	686.9
Specialty Foods	298.6	299.7

Total	$1,773.4	$1,783.0

Earnings before interest and taxes
Birds Eye Frozen	$109.5	$112.2
Duncan Hines Grocery	77.1	99.9
Specialty Foods	12.7	22.4
Unallocated corporate expenses	(32.2)	(25.5)

Total	$167.1	$209.0

Depreciation and amortization
Birds Eye Frozen	$28.4	$29.8
Duncan Hines Grocery	26.7	22.8
Specialty Foods	13.4	12.5

Total	$68.5	$65.1

Net sales

Net sales for the nine months ended September 23, 2012 were $1,773.4 million, a decline of 0.5% compared to net sales of $1,783.1 million in the comparable prior-year period. This performance reflected a 2.4% decline from volume/mix, partially offset by higher net pricing of 2.0%, stemming from pricing actions that were previously initiated.

Net sales in our North American retail businesses were down 1% for the nine months ended September 23, 2012, reflecting increases in Birds Eye Steamfresh vegetables, Lender’s bagels and Duncan Hines products which were more than offset by decreases in Vlasic and Aunt Jemima. Partially offsetting these factors was the benefit of new products launched during 2012. Despite the challenging consumer environment, we held or grew market share of supermarket sales on brands representing approximately 51% of our product contribution.

Birds Eye Frozen Division:

Net sales in the nine months ended September 23, 2012 were $787.6 million, a decline of 1.1%, reflecting a 2.8% decline from volume/mix, partially offset by higher net pricing of 2.1%. The Aunt Jemima product recall also reduced sales by 0.3% for the period. Higher sales of our Birds Eye Steamfresh vegetables, Lender’s bagels and Hungry Man frozen meals were more than offset by lower sales of core frozen vegetables, Birds Eye Voila! complete bagged meals and Aunt Jemima frozen breakfast products.

Duncan Hines Grocery Division:

Net sales of $687.2 million in the nine months ended September 23, 2012 were flat as compared to the same period a year ago, reflecting higher net pricing of 1.7%, offset by a 1.5% decrease from volume/mix and a 0.2% decrease from foreign exchange. During the period we realized strong sales from our Duncan Hines brand driven by the launch of our new Frosting Creations products. This increase was offset by lower sales in our Vlasic and syrup brands. Vlasic was negatively impacted by introductory distribution costs for its new Farmers Garden artisan style pickles which have been well received in the market place.

Specialty Foods Division:

Net sales in the nine months ended September 23, 2012 were $298.6 million, a decline of 0.4%, reflecting a 2.4% increase from higher net pricing offset by a 2.9% decrease from volume/mix.

Gross profit

Gross profit for the nine months ended September 23, 2012 was $397.1 million or 22.4% of net sales, compared to $429.3 million, or 24.1%, of net sales during the comparable prior-year period. The decrease in gross profit as a percentage of net sales was driven by substantially higher commodity costs which were not fully offset by higher net pricing and productivity during the period. Also impacting gross profit in both periods were restructuring charges and restructuring-related expenses. In the 2012 nine-month period, restructuring charges and related expenses totaled $24.7 million, comprised of restructuring charges of $19.8 million ($8.0 million in cash and $11.8 million non-cash) and restructuring-related expenses of $4.9 million. In the 2011 nine-month period, restructuring charges and related expenses totaled $17.6 million, comprised of restructuring charges of $13.1 million ($1.9 million in cash and $11.2 million non-cash) and restructuring-related expenses of $4.5 million. For the period, higher commodity costs, net of productivity savings and higher net selling prices reduced the gross profit percentage from 2011 by 1.0 percentage point.

Marketing and selling expenses

Marketing and selling expenses were $130.5 million, or 7.4% of net sales for the nine months ended September 23, 2012, compared to $131.8 million, or 7.4%, of sales during the comparable prior-year period. Advertising declined slightly but was focused on new product introductions in our Duncan Hines and Birds Eye Leadership Brands.

Administrative expenses

Administrative expenses were $66.1 million or 3.7% of net sales for the nine months ended September 23, 2012, compared to $62.6 million or 3.5% of net sales during the comparable prior-year period. The increase in administrative expenses was mainly driven by lease termination costs incurred in connection with the completion of our Headquarters office move to Parsippany, New Jersey as well as lower incentive compensation expense in 2011.

Research and development expenses

Research and development expenses were $8.2 million, or 0.5% of net sales for the nine months ended September 23, 2012, compared to $6.3 million, or 0.4%, of net sales during the comparable prior-year period. This increase was driven by $1.4 million of expenses related to consolidating research and development activities of our Birds Eye Frozen Division at our Parsippany, New Jersey headquarters.

Other expense (income), net

	Nine months ended
($ in millions)	September 23, 2012	September 25, 2011
Other expense (income), net consists of:
Amortization of intangible/other assets	$11.6	$12.1
Redemption premium on the early extinguishment of debt	14.3	—
Lehman Brothers Specialty Financing settlement	—	8.5
Gain on sale of the Watsonville, CA facility	—	(0.4)
Royalty income and other	(0.6)	(0.7)

Total other expense (income), net	$25.3	$19.6

On April 19, 2012, as part of a debt refinancing (the “April 2012 Refinancing”) the Company redeemed all $199.0 million of its outstanding 10.625% Senior Subordinated Notes at a redemption price of 105.313% of the aggregate principal amount. In addition, on June 5, 2012, the Company repurchased and retired $10.0 million of 9.25% Senior Notes at a price of 102.125% of the aggregate principal amount. Also, on September 20, 2012, as part of a debt refinancing (the “September 2012 Refinancing”) the Company redeemed $150 million of 9.25% Senior Notes at a price of 102.313% of the aggregate principal amount. For more information on the April and September 2012 Refinancings, see Note 8 to the unaudited consolidated financial statements included elsewhere in this prospectus.

Earnings before interest and taxes

Earnings before interest and taxes (“EBIT”) was $167.0 million for the nine months ended September 23, 2012, a decrease of $42.0 million, or 20.1%, from the comparable prior-year period. This performance primarily reflected lower gross profit, largely driven by significantly higher commodity costs and a weak consumer environment, which limited the benefit of our net pricing actions. Also impacting EBIT were restructuring charges of $21.2 million and restructuring-related expenses of $4.9 million, totaling $26.1 million, in the first nine months of 2012, compared with restructuring charges of $13.1 million and restructuring-related expenses of $4.5 million, totaling $17.6 million, in the first nine months of 2011. EBIT was also impacted by $14.3 million of refinancing charges in 2012 and an $8.5 million legal settlement in 2011.

Birds Eye Frozen Division:

EBIT was $109.5 million, a decline of 2.4%, primary reflecting significantly higher commodity costs which were partially offset by productivity improvements, higher net selling prices and the savings from the closure of our Fulton, New York plant. Also impacting EBIT were charges of $5.9 million and $9.0 million during the first nine months of 2012 and 2011, respectively, related to our Fulton, New York plant consolidation project and $3.3 million of costs during the first nine months of 2012 related to the first quarter 2012 Aunt Jemima product recall.

Duncan Hines Grocery Division:

EBIT was $77.1 million, a decline of 22.8%, primary a result of significantly higher commodity costs, which were only partially offset by productivity improvements and increased net selling prices, and introductory distribution costs related to the Vlasic Farmer’s Garden launch. Also impacting EBIT were charges of $12.8 million and $8.7 million during the first nine months of 2012 and 2011, respectively, related to our Tacoma, Washington and Millsboro, Delaware plant consolidation projects.

Specialty Foods Division:

EBIT was $12.7 million, a decline 43.3%, primarily reflecting charges of $7.3 million resulting from the exit of the lower-margin un-branded pickle business. EBIT was also impacted by higher commodity costs partially offsetting productivity improvements and increased net selling prices.

Interest Expense, net

Net interest expense, was $154.5 million in the nine months ended September 23, 2012, compared to $155.4 million in the nine months ended September 25, 2011. Included in net interest expense in both periods were charges associated with our April and September 2012 Refinancings and certain interest rate swap activity that was de-designated for swap accounting in 2008. These items, which total $17.9 million in the first nine months of 2012 and $1.7 million in the first nine months of 2011, are discussed below.

On April 17, 2012 we entered into an amended and restated credit agreement, which provided for the extension of certain of our Tranche B Term Loans and our revolving credit facility, the repayment of our Tranche D term loans and the issuance of a new Tranche E term loan. In connection with this refinancing, we also redeemed all of our outstanding 10.625% senior subordinated notes due 2017. This refinancing resulted in the recognition of approximately $14.8 million of charges to interest expense during the first nine months. The charges recognized consisted of $7.3 million of write downs of existing deferred financing costs as well as $7.5 million of new costs incurred in connection with the transaction that were recorded directly to interest expense.
On August 30, 2012 we entered into the first amendment to the amended and restated credit agreement, which provided for the issuance of a new Tranche F term loan. In connection with this refinancing, on September 20, 2012, we also redeemed $150 million aggregate principal of our 9.25% senior notes due 2015. This refinancing resulted in the recognition of approximately $2.6 million of charges to interest expense during the third quarter for write downs of existing deferred financing costs.

Included in net interest expense was $0.4 million and $1.7 million for the nine months ended September 23, 2012 and the nine months ended September 25, 2011, respectively, for the amortization of the cumulative mark-to-market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was LBSF, a subsidiary of Lehman Brothers, and the hedge was de-designated for swap accounting at the time of LBSF’s bankruptcy filing. At that time of de-designation, the cumulative mark to market adjustment was $11.5 million. As of September 23, 2012, the balance was fully amortized.

Excluding the impact of the aforementioned charges on net interest expense in both periods, the net decrease in interest expense was $17.1 million, of which $8.5 million was due to the pay down of our term loans and notes, $8.2 million was due to lower payments on interest rate swap agreements and $1.2 million was due to lower amortization of deferred financing costs. Partially offsetting these interest savings were a $0.8 million increase due to higher weighted average interest rates on our term loans.

We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements, excluding the Accumulated other comprehensive loss (“AOCL”) portion, are recorded as an adjustment to interest expense. Included net interest expense, was $9.2 million and $17.4 million for the nine months ended September 23, 2012 and the nine months ended September 25, 2011, respectively, recorded from losses on interest rate swap agreements, a net change of $8.2 million.

Provision (benefit) for income taxes

The effective tax rate was 29.5% for the nine months ended September 23, 2012, compared to 24.3% for the nine months ended September 25, 2011. The effective rate difference was principally due to the increase in valuation allowance for the current period resulting from the current year restructuring activities. For the nine months ended September 23, 2012 and September 25, 2011 we maintained a valuation allowance against certain state net operating carryovers, state tax credits carryovers and foreign loss carryovers. See Note 14 to the unaudited consolidated financial statements included elsewhere in this prospectus.

Under Section 382 of the Code, the Company is a loss corporation. Section 382 of the Code places limitations on our ability to use certain NOL carry-forwards to offset income. The annual federal NOL limitation is approximately $17 to $23 million subject to other rules and restrictions. Our NOLs and certain other tax attributes generated prior to December 23, 2009 may not be utilized to offset Birds Eye income from recognized built in gains through December 2014 pursuant to Section 384 of the Code.

Fiscal year ended December 25, 2011 compared to fiscal year ended December 26, 2010

The following tables set forth our statement of operations data expressed in dollars and as a percentage of net sales for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009.

	Fiscal years ended
($ in millions)	December 25, 2011		December 26, 2010		December 27, 2009
Net sales	$2,469.6	100.0%	$2,436.7	100.0%	$1,643.0	100.0%
Cost of products sold	1,854.7	75.1%	1,834.4	75.3%	1,263.7	76.9%

Gross profit	614.9	24.9%	602.3	24.7%	379.3	23.1%
Operating expenses
Marketing and selling expenses	$171.6	6.9%	$172.3	7.1%	$123.8	7.5%
Administrative expenses	80.5	3.3%	110.0	4.5%	62.7	3.8%
Research and development expenses	8.0	0.3%	9.4	0.4%	4.6	0.3%
Goodwill impairment charges	122.9	5.0%	—	—%	—	—%
Other expense (income), net	48.6	2.0%	45.5	1.9%	42.2	2.6%

Total operating expenses	$431.6	17.5%	$337.2	13.8%	$233.3	14.2%

Earnings before interest and taxes	$183.3	7.4%	$265.1	10.9%	$146.0	8.9%

	Fiscal years ended
($ in millions)	December 25, 2011	December 26, 2010	December 27, 2009
Net sales:
Birds Eye Frozen	$1,100.8	$1,065.9	$473.3
Duncan Hines Grocery	966.1	958.0	854.8
Specialty Foods	402.7	412.8	314.9

Total	$2,469.6	$2,436.7	$1,643.0

Earnings (loss) before interest and taxes
Birds Eye Frozen	$97.2	$114.5	$38.7
Duncan Hines Grocery	157.3	158.8	145.9
Specialty Foods	(40.3)	27.1	6.7
Unallocated corporate expenses	(30.9)	(35.3)	(45.3)

Total	$183.3	$265.1	$146.0

Depreciation and amortization
Birds Eye Frozen	$42.1	$34.1	$22.6
Duncan Hines Grocery	29.3	24.2	22.7
Specialty Foods	17.1	19.7	20.2

Total	$88.5	$78.0	$65.5

Net sales

Net sales were $2.47 billion for the fiscal year ended December 25, 2011 compared to $2.44 billion in the comparable prior year period, a 1.3% increase. Net sales in our North American retail businesses were up 2.5%, excluding the impact of the exited Birds Eye Steamfresh meals and U.S. Swanson meals businesses. Our new product introductions contributed a 2.5% increase in our sales volume. We have increased our published selling prices across our portfolio to help offset inflation and have experienced sequential improvement in price realization throughout the year. Net pricing actions increased net sales by 2.0% in 2011 and foreign exchange increased net sales by 0.1%, while lower volumes and product mix reduced sales by approximately 0.8%. During 2011, we grew or held market share in brands representing approximately 50% of our product contribution.

Birds Eye Frozen Division:

Net sales in the fiscal year ended December 25, 2011 were $1,100.8 million, an increase of $34.8 million, or 3.3%, from the prior year. Sales for the period were impacted by this year’s significant investment in new product launches, which has led to strong gains in sales of our Birds Eye Steamfresh vegetables and Birds Eye Voila! complete bagged meals. We introduced several new products during 2011, including Birds Eye Steamfresh, Chef’s Favorites restaurant style vegetable blends, new varieties of Birds Eye Steamfresh vegetables, new varieties of Birds Eye Voila! complete bagged meals, new varieties of Mrs. Paul’s and Van de Kamp’s seafood products, and new varieties of Hungry-Man frozen dinners. Celeste sales also increased substantially as a result of strong market share gains and additional distribution at key customers. Mrs. Paul’s and Van de Kamp’s sales increased as a result of strong sales during Lent. The increases were offset, primarily by lower sales in our Aunt Jemima frozen breakfast products as a result of increased competition in 2011 and the elimination of sales from our exited Steamfresh meals business. Net pricing actions increased net sales for the division by 1.2% in 2011 and volume and product mix increased net sales by approximately 2.1%.

Duncan Hines Grocery Division:

Net sales in the fiscal year ended December 25, 2011 were $966.1 million, an increase of $8.1 million, or 0.8%, from the prior year. During the period, we realized strong sales in our Canadian business, where we introduced Swanson Skillet meals during the first quarter. In addition, sales of our Armour canned meat, Nalley’s chili and Log Cabin brand increased significantly from the prior year. Offsetting these increases were lower sales in our Vlasic and Open Pit brands. Duncan Hines sales gained considerable momentum during the second half of the year following an extensive advertising campaign for our premium line started during the second quarter. We introduced several new products during the year, including Log Cabin all natural pancake mix and Vlasic Farmers Garden premium pickles. Net pricing actions increased net sales for the division by 4.0% in 2011 and foreign exchange increased net sales by 0.2%, while volume and product mix reduced sales by approximately 3.4%.

Specialty Foods Division:

Net sales in the fiscal year ended December 25, 2011 were $402.7 million, a decrease of $10.1 million, or 2.4%, from the prior year. The decrease is primarily attributable to lower sales in our food service business as we emphasized higher margin branded products. The decline was partially offset by higher selling prices and increased sales in our snacks business. During 2011, volume and product mix reduced net sales for the division by approximately 2.2%. Net pricing declined by approximately 0.2%.

Gross profit

Gross profit for the fiscal year ended December 25, 2011 was $614.9 million, or 24.9%, of net sales, compared to $602.3 million, or 24.7%, of net sales during the comparable prior year period. The comparison of gross profit as a percentage of net sales was impacted during the period by a favorable variance resulting from $37.1 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. Offsetting this favorable variance were charges of $12.6 million and $8.9 million, respectively, related to the closures of our Fulton, New York and Tacoma, Washington facilities. Each of the plants was closed during 2011 and the transfer of manufacturing activities to our remaining plants has gone according to our plans. Substantially higher commodity costs net of manufacturing productivity savings decreased gross profit by 2.6% during the period. We have increased our published selling prices across our portfolio in order to help offset inflation and have experienced sequential improvement in realization throughout the fiscal year. As a result, net pricing increased gross profit by 2.6% during 2011. Unfavorable product mix decreased gross profit by 0.4% during 2011. Excluding the restructuring and acquisition charges, gross profit was 25.8% and 26.2% of net sales, respectively, for 2011 and 2010.

Marketing and selling expenses

Marketing and selling expenses were $171.6 million, or 6.9%, of net sales for the fiscal year ended December 25, 2011, compared to $172.3 million, or 7.1%, of sales during the comparable prior year period. During 2011, we increased advertising expenses by $9.4 million as we expanded our investment in direct consumer marketing. We made significant investments in our Birds Eye Steamfresh and Birds Eye Voila! brands, as part of our enhanced brand building efforts and in support of our new product launches during the period. We also supported our Duncan Hines brand with an extensive new advertising campaign for the decadent line. These incremental expenses were more than offset by the overhead synergies achieved from the Birds Eye Acquisition, which reduced other marketing and selling expenses by $10.4 million for the period.

Administrative expenses

Administrative expenses were $80.5 million, or 3.3%, of net sales for the fiscal year ended December 25, 2011, compared to $110.0 million, or 4.5%, of net sales during the comparable prior year period. The decrease in administrative expenses as a percentage of net sales is due to an $8.6 million decrease in incentive compensation expenses during 2011 due to a low bonus payout rate of 20% for 2011, synergies from the Birds Eye Acquisition and charges of $13.1 million in the 2010 period for the termination benefits and integration related expenses and $1.3 million of lease termination costs. Excluding these 2010 charges and expenses and the impact of the 2011 incentive compensation variance, administrative expenses were 3.6% and 3.9% of net sales during 2011 and 2010, respectively.

Goodwill impairment charges

During 2011, we recognized goodwill impairment charges of $122.9 million related to our Frozen Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units. The impairment charges were primarily driven by lower long term sales projections resulting from a strategic decision to focus on higher margin products and the loss of a key customer within the private label reporting unit. For more information on our impairment charges please refer to the Impairment of Goodwill and Other Long-Lived Assets section above.

Other expense (income), net

Other expense (income), net consists of the following:

	Fiscal years ended
($ in millions)	December 25, 2011	December 26, 2010	December 27, 2009
Amortization of intangibles/other assets	$16.2	$17.2	$16.8
Tradename impairment charges	25.3	29.0	1.3
Lehman Brothers Specialty Financing settlement	8.5	—	—
Gain on sale of the Watsonville, California facility	(0.4)	—	—
Birds Eye Acquisition merger-related costs (1)	(0.1)	0.2	24.1
Royalty income and other	(0.9)	(0.9)	—

Total other expense (income), net	$48.6	$45.5	$42.2

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

During 2011 we recognized tradename impairment charges of $23.7 million related to our Aunt Jemima trade name, and $1.6 million related to other smaller tradenames. The impairments were driven by lower projected sales levels within these brands primarily as a result of our strategic initiatives to focus on higher margin products.

During the second quarter of 2010 LBSF initiated a claim against us in LBSF’s bankruptcy proceeding for an additional payment from us of $19.7 million, related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. During the second quarter of 2011, we and LBSF agreed in principle to a settlement of LBSF’s second quarter 2010 claim. Under the terms of the settlement, we made a payment of $8.5 million in return for LBSF’s full release of its claim.

On June 24, 2011, we completed the sale of our Watsonville, California facility which had been recorded as an asset held for sale. The proceeds of the sale were $7.9 million and resulted in a $0.4 million gain.

Earnings before interest and taxes

EBIT was $183.3 million for the fiscal year ended December 25, 2011, a decrease of $81.9 million, or 30.9%, from the comparable prior year period. The primary drivers of the decrease are the goodwill and tradename impairment charges of $148.2 million related to our frozen breakfast, private label and food service reporting units and our Aunt Jemima tradename recognized during 2011. The $8.5 million settlement of LBSF’s outstanding claim against us also contributed to the decrease. The decrease was partially offset by higher gross profit as a result of the favorable comparison of $15.6 million described above related to the Birds Eye Acquisition and plant consolidation projects, an impairment charge of $29.0 million recognized during 2010 related to the Hungry-Man trade name, and a $29.5 million decrease in administrative expenses primarily driven by non-recurring costs related to the Birds Eye integration during the prior year, synergies achieved during 2011 and reduced management incentive compensation in 2011. Excluding these items, EBIT increased by $0.9 million, which is primarily driven by improved pricing, partially offset by higher commodity costs.

Birds Eye Frozen Division:

EBIT was $97.2 million for the fiscal year ended December 25, 2011, a decrease of $17.3 million, or 15.1%, from the comparable prior year period. The primary drivers of the decrease were impairment charges of $51.7 million and $24.9 million related to our frozen breakfast reporting unit goodwill and trade names. In addition, we incurred $12.6 million of costs related to the planned closure of our Fulton, New York manufacturing facility. Offsetting these was a favorable variance resulting from $18.3 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. In addition, administrative expenses were lower as a result of non-recurring integration costs that were incurred during the prior year related to the Birds Eye acquisition. Higher commodity costs in 2011, partially offset by increased selling prices and improved manufacturing performance also impacted EBIT for the period.

Duncan Hines Grocery Division:

EBIT was $157.3 million for the fiscal year ended December 25, 2011, a decrease of $1.5 million, or 0.9%, from the comparable prior year period. The primary drivers of the decrease were $8.9 million of costs related to the planned closure of our Tacoma, Washington manufacturing facility. These unfavorable variances were offset by improved pricing and manufacturing performance and a favorable variance resulting from $12.0 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. Higher commodity costs in 2011, along with higher advertising expenses resulting from our new Duncan Hines advertising campaign also impacted EBIT during the period.

Specialty Foods Division:

Loss before interest and taxes was $40.3 million for the fiscal year ended December 25, 2011, a decrease of $67.4 million, or 248.8%, from the comparable prior year period. The primary drivers of the decrease were impairment charges of $71.2 million recorded in our private label and food service reporting units. Offsetting this charge was a favorable variance resulting from $7.3 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. The remaining decrease was driven by lower net sales, combined with higher commodity costs.

Interest expense, net

Interest expense, net was $208.1 million in the fiscal year ended December 25, 2011, compared to $235.7 million in the fiscal year ended December 26, 2010.

The comparison of interest expense to the prior year period was impacted by our August 2010 refinancing, which resulted in charges of $20.9 million related to the write off of debt issue costs and discounts, loan modification fees and hedge ineffectiveness.

Included in interest expense, net, was $2.1 million and $3.3 million for the fiscal year ended December 25, 2011 and the fiscal year ended December 26, 2010, respectively, for the amortization of the cumulative mark-to-market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was LBSF, a subsidiary of Lehman Brothers, and the hedge was de-designated for swap accounting at the time of LBSF’s bankruptcy filing. At that time of de-designation, the cumulative mark to market adjustment was $11.5 million. As of December 25, 2011, the remaining unamortized balance is $0.4 million.

Excluding the impact of the items in the previous paragraphs, the net decrease in interest expense was $5.5 million, of which $5.4 million was due to lower term loan debt levels due to payments made in 2010, $2.2 million due to the impact of lower interest rates from the August 2010 refinancing, $2.5 million due to lower amortization of debt issue costs, $2.0 million due to lower interest rates on the Tranche B term loans, offset by increased losses on interest rate swap agreements of $5.7 million and other increases of $0.9 million.

Included in the interest expense, net, amount was $23.4 million and $17.7 million for the fiscal year ended December 25, 2011 and the fiscal year ended December 26, 2010, respectively, recorded from losses on interest rate swap agreements, a net change of $5.7 million. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements, excluding the AOCI portion, are recorded as an adjustment to interest expense.

Provision (benefit) for income taxes

The effective tax rate was (89.1%) for the fiscal year ended December 25, 2011, compared to 25.1% for the fiscal year ended December 26, 2010. The effective rate difference was principally due to the $100.2 million portion of the $122.9 million goodwill impairment for which no tax benefit was recognized. Further, a benefit of $3.9 million was recorded as a result of evaluating new information effecting the measurement of certain unrecognized tax benefits and the settlement of a tax examination, as well as a benefit of $2.6 million reflecting a decrease in our net deferred state taxes as a result of changes to our manufacturing footprint and state legislation enacted during the year. Additionally, the prior year rate was effected due to a $2.2 million benefit to the state effective rate as a result of restructuring arising from the Birds Eye integration and an out of period adjustment of $4.2 million to correct errors related to the reversal of our income tax valuation allowance as of December 27, 2009. Since the out of period adjustment was not material to either the fiscal year 2010 or fiscal year 2009 financial statements, we recorded the adjustment in the financial statement for the year ended December 26, 2010.

Under Section 382 of the Code, we are a loss corporation. Section 382 of the Code places limitations on our ability to use certain NOLs to offset income. The annual NOL limitation is approximately $14 to $18 million, subject to other rules and restrictions. Our NOLs and certain other tax attributes generated prior to December 23, 2009 may not be utilized to offset Birds Eye income from recognized built in gains through December 2014 pursuant to Section 384 of the Code. See Note 16 to the Consolidated Financial Statements.

Fiscal year ended December 26, 2010 compared to fiscal year ended December 27, 2009

Net sales

Net sales in the twelve months ended December 26, 2010 were $2.44 billion, an increase of $793.7 million compared to net sales in the twelve months ended December 27, 2009 of $1.64 billion. The acquisition of Birds Eye Foods, Inc. resulted in $892.7 million of increased net sales. In 2010, we exited the Birds Eye Steamfresh meals business. Net sales for all other businesses decreased $99.0 million, or 6.1%. This decrease was primarily caused by high levels of promotional activity driven by price sensitive consumers. We chose not to participate in inefficient promotions during the year. As a result, lower product volumes, offset by favorable mix, decreased net sales by 5.6%. Our strategic decision to emphasize higher margin non-retail products and the discontinuance of our Swanson meals business in the United States also contributed to the decrease. Net pricing declined by 1.0%, reflecting increased promotional competition at retail. Favorable foreign exchange partially offset the decreases, increasing sales by 0.6% during 2010. In spite of the competitive environment, our brands remained strong, with brands representing 66% of product contribution holding or growing market share compared to 2009.

Birds Eye Frozen Division:

Net sales increased $592.6 million for the twelve months ended December 26, 2010. The acquisition of Birds Eye Foods, Inc. resulted in $625.5 million of increased net sales. Net sales for all other businesses decreased $32.9 million, or 7.0%. The decrease was driven by lower sales of our U.S. Swanson dinners brand, which we exited during the year, as well as lower sales of our Hungry-Man and Lenders brands, partially offset by increased sales of our Aunt Jemima brand. Volume and product mix reduced net sales for the division by approximately 5.9% during 2010 and net pricing declined by 1.1%.

Duncan Hines Grocery Division:

Net sales increased $103.2 million for the twelve months ended December 26, 2010. The acquisition of Birds Eye Foods, Inc. resulted in $120.9 million of increased net sales. Net sales for all other businesses decreased $17.7 million, or 2.1%. The decrease was driven by lower sales of our Duncan Hines brand due to intense competition and our choice not to participate in inefficient promotions. Sales were also lower in our Mrs. Butterworth’s brand, partially offset by strong sales in our Canadian business and our Armour brand. Net pricing for the division declined by 1.6% in 2010. Volume and product mix also reduced sales by approximately 1.6%. Favorable foreign exchange increased net sales by 1.2%.

Specialty Foods Division:

Net sales increased $97.9 million for the twelve months ended December 26, 2010. The acquisition of Birds Eye Foods, Inc. resulted in $146.3 million of increased net sales. Net sales for all other businesses decreased $48.4 million or 15.4%. The decrease was in line with of our strategy of emphasizing our higher margin products within this division, which led to decreased sales of our lower margin products. Net pricing actions for the division increased net sales by 2.0% in 2010, while volume and product mix reduced sales by approximately 17.4%.

Gross profit

Gross profit was $602.3 million, or 24.7% of net sales, in the twelve months ended December 26, 2010, versus gross profit of $379.3 million, or 23.1% of net sales, in the twelve months ended December 27, 2009. The acquisition of Birds Eye Foods, Inc. resulted in $236.5 million of gross profit. For the remaining businesses, gross profit for the twelve months ended December 26, 2010 was $365.8 million, or 23.7% of net sales, a 0.6% increase compared to the twelve months ended December 27, 2009 of $378.8 million, or 23.1% of net sales. The principal driver of the increased gross profit margin was improved product mix, which accounted for 1.2% of the increase. Partially offsetting this increase were pricing declines driven by a slightly higher rate of trade marketing and coupon redemption expenses and higher input costs, driven by freight and storage. Net pricing declines and input costs each reduced gross margin by 0.3% during 2010.

Marketing and selling expenses

Marketing and selling expenses were $172.3 million, or 7.1% of net sales, in the twelve months ended December 26, 2010, an increase of $48.5 million compared to $123.8 million, or 7.5% of net sales, in the twelve months ended December 27, 2009. The Birds Eye Acquisition resulted in an additional $66.3 million of expenses for the year. The remaining decrease was driven by lower selling, advertising, and promotional expenses of $17.8 million, primarily in our seafood, Duncan Hines, Aunt Jemima and syrup businesses.

Administrative expenses

Administrative expenses were $109.9 million, or 4.5% of net sales, in the year ended December 26, 2010 compared to $ 62.7 million, or 3.8% of net sales, in the year ended December 27, 2009, an increase of $47.2 million. The acquisition and integration of Birds Eye resulted in $46.6 million of the increase for the year ended December 26, 2010, and included charges of $13.1 million for the employee termination benefits and integration costs and $1.3 million of net lease termination costs related to the announced closure of the Rochester, New York office. Also included are lease termination costs of $0.7 million related to the relocation of the Cherry Hill, New Jersey office facility and $1.7 million of stock option expense related to a catch up vesting of Peak Holdings LLC’s 2008 B-units as described in Note 5 to the consolidated financial statements included elsewhere in this prospectus. Excluding these charges and expenses, administrative expenses were 3.8% of net sales in the year ended December 26, 2010.

Research and development expenses

Research and development expenses were $9.4 million, or 0.4% of net sales, in the year ended December 26, 2010 compared with $4.6 million, or 0.3% of net sales, in the year ended December 27, 2009. The increase was primarily driven by the Birds Eye Acquisition.

Other expense (income), net

Other expense (income), net consists of the following:

	Fiscal years ended
($ in thousands)	December 26, 2010	December 27, 2009
Amortization of intangibles/other assets	$17,170	$16,824
Restructuring and impairment charges	29,000	1,300
Birds Eye Acquisition merger-related costs	224	24,090
Gain on litigation settlement	—	—
Royalty income	(750)	—
Other	(149)	—

Total other expense (income), net	$45,495	$42,214

Earnings before interest and taxes

EBIT increased $119.2 million to $265.2 million in the twelve months ended December 26, 2010 from $146.0 million in EBIT in the twelve months ended December 27, 2009. The Birds Eye Acquisition increased EBIT by $120.6 million for the twelve months ended December 26, 2010. The remaining decrease in EBIT resulted from a $20.2 million decrease in the Birds Eye Frozen Division, a $6.4 million decrease in the Duncan Hines Grocery Division, a $5.8 million increase in the Specialty Foods Division, and a $19.4 million decrease in unallocated corporate expenses. Included in the unallocated corporate expenses are integration and transaction costs associated with the Birds Eye Acquisition of $6.7 million for the twelve months ended December 26, 2010, and $24.1 million for the twelve months ended December 27, 2009. Also included in the twelve months ended December 26, 2010 are lease termination costs of $0.7 million related to the relocation of the Cherry Hill, New Jersey office facility. The remaining change in unallocated corporate expenses resulted from lower management incentive and equity related compensation accruals, and reduced severance and recruiting provisions, principally related to the change in the Chief Executive Officer in 2009. Synergies realized, defined as reduction in operating costs resulting from the combination of Pinnacle and Birds Eye increased EBIT by $25.0 million in the twelve months ended December 26, 2010.

Birds Eye Frozen Division:

EBIT increased by $75.8 million in the twelve months ended December 26, 2010, to $114.5 million from $38.7 million in the twelve months ended December 27, 2009. The Birds Eye Acquisition increased EBIT by $96.1 million for the twelve months ended December 26, 2010. For the year ended December 26, 2010, impairment charges totaled $29.0 million, consisting of the trade name impairment charge on our Hungry-Man brand. For the year ended December 27, 2009, impairment charges totaled $1.3 million, consisting of the trade name impairment charge on our Swanson brand. The remaining increase of $7.4 million was principally driven by lower raw material commodity costs, decreased advertising expense, principally in our seafood and Aunt Jemima brands, and reduced overhead expenses, partially offset by the gross margin impact of the decrease in net sales.

Duncan Hines Grocery Division:

EBIT increased by $12.9 million in the twelve months ended December 26, 2010, to $158.8 million from $145.9 million in the twelve months ended December 27, 2009. The Birds Eye Acquisition increased EBIT by $19.3 million for the twelve months ended December 26, 2010. The remaining decrease of $6.4 million was principally driven by the gross margin impact of the lower net sales and the higher aggregate trade marketing and consumer coupon redemption expense and slotting expenses, as well as higher manufacturing conversion costs and market research and package design expenses, partially offset by reduced overhead expenses.

Specialty Foods Division:

EBIT increased by $20.4 million in the twelve months ended December 26, 2010, to $27.1 million from $6.7 million in the twelve months ended December 27, 2009. The Birds Eye Acquisition increased EBIT $14.6 million for the twelve months ended December 26, 2010. The remaining increase of $5.8 million was principally driven by lower amortization expense and improved gross margin rates, partially offset by the gross margin impact of the $48.4 million decrease in net sales resulting from the execution of our stated strategy of de-emphasizing lower margin food service and private label products.

Interest expense, net

Interest expense, net was $235.7 million in the year ended December 26, 2010, compared to $121.1 million in the year ended December 27, 2009. The increase principally related to borrowings to fund the Birds Eye Acquisition, which occurred at the end of 2009, as detailed below.

Included in interest expense, net was $3.3 million and $4.4 million for the years ended December 26, 2010 and December 27, 2009, respectively, for the amortization of the cumulative mark-to-market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was LBSF, a subsidiary of Lehman Brothers, and the hedge was de-designated for swap accounting at the time of LBSF’s bankruptcy filing. At the time of de-designation, the cumulative mark-to-market adjustment was $11.5 million. As of December 26, 2010, the remaining unamortized balance was $2.6 million.

Also included in interest expense, net for the year ended December 26, 2010 were charges of $20.9 million of costs incurred in connection with the refinancing of Tranche C Term Loans. These charges included write-offs of $11.6 million and $5.6 million, respectively, of deferred financing costs and original issue discount associated with the refinanced Tranche C Term Loans, $3.2 million of costs to modify existing banking arrangements that were maintained after the refinancing, and $0.5 million of hedge ineffectiveness related to hedges of interest payments due on the refinanced Tranche C Term Loans.

Excluding the impact of the items in the previous paragraphs, the increase in interest expense, net, was $94.8 million, of which $52.1 million was attributable to higher bank debt interest principally related to the Tranche C Term Loan borrowings to partially fund the Birds Eye Acquisition and the related Tranche D Term Loan refinancing after August 17, 2010, somewhat offset by lower debt levels on the existing term loans and lower average revolver borrowings, $39.6 million of higher bond debt levels which also partially funded the Birds Eye Acquisition and included interest on the new 8.25% Senior Notes issued on August 17, 2010, $3.8 million of higher amortization of debt issue costs, with all other items amounting to a $0.7 million reduction in interest expense. Included in the interest expense, net, amount was $17.7 million and $14.2 million for the twelve months ended December 26, 2010 and the twelve months ended December 27, 2009 respectively, recorded from losses on interest rate swap agreements, a net change of $3.2 million. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements, excluding the AOCI portion, are recorded as an adjustment to interest expense.

Provision for income taxes

The effective tax rate was 25.1% in the twelve months ended December 26, 2010, compared to (1,116.3%) in the twelve months ended December 27, 2009. The effective rate difference is primarily due to a $2.2 million benefit to the state effective tax rate as a result of restructuring arising from the Birds Eye integration, and an out of period adjustment of $4.2 million to correct errors related to federal net operating loss carryovers, uncertain tax benefits and the tax effect of Accumulated other comprehensive (loss) income. For the twelve months ended December 26, 2010, this adjustment reduced the provision for income taxes by $4.2 million. Federal net operating loss carryovers were increased by $5.0 million, gross uncertain tax benefits were increased by $4.5 million, and Accumulated other comprehensive (loss) was increased by $3.7 million, for the related effect of this adjustment. For the twelve months ended December 27, 2009 we recorded a benefit of $315.6 million related to the reversal of the valuation allowance as we concluded that it was more likely than not that certain U.S. deferred tax assets would be recognized in future years.

Under Section 382 of the Code, we are a loss corporation. Section 382 of the Code places limitations on our ability to use certain of our NOLs to offset income. The annual NOL limitation is approximately $14 to 18 million subject to other rules and restrictions. A substantial portion of our NOLs and certain other tax attributes may not be utilized to offset Birds Eye income from recognized built in gains pursuant to Section 384 of the Code. See Note 16 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Overview

Our cash flows are very seasonal. Typically we are a net user of cash in the third quarter of the calendar year (i.e., the quarter ending in September) and a net generator of cash over the balance of the year.

Our principal liquidity requirements have been, and we expect will be, for working capital and general corporate purposes, including capital expenditures and debt service. Capital expenditures are expected to be approximately $80 to $90 million in 2012, which consists of normal capital expenditures and approximately $8 million related to our facility restructuring projects. We have historically satisfied our liquidity requirements with internally generated cash flows and availability under our revolving credit facility. We expect that our ability to generate cash from our operations and ability to borrow from our credit facilities should be sufficient to support working capital needs, planned growth and capital expenditures for the next 12 months and for the foreseeable future. We keep an insignificant amount of cash in foreign accounts, primarily related to the operations of our Canadian business. Tax liabilities related to bringing these funds back into the United States would not be significant and have been accrued.

We have never declared or paid dividends to the holders of our common stock, including in the fiscal years 2011 and 2010. After completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. See “Dividend Policy.”

Statements of cash flows for the nine months ended September 23, 2012 compared to the nine months ended September 25, 2011

Net cash provided by operating activities was $62.4 million for the nine months ended September 23, 2012 and was the result of net earnings, excluding non-cash charges and credits, of $112.0 million and an increase in working capital of $49.7 million. The increase in working capital was primarily the result of a $66.8 million seasonal increase in inventory during the harvest season and a $6.0 million increase in accounts receivable driven by the timing of sales as well as higher selling prices. The aging profile of accounts receivable has not changed significantly from December 25, 2011. These were offset by a $14.2 million increase in accounts payable driven by our inventory purchases. All other working capital accounts generated a net $8.9 million cash inflow.

Net cash provided by operating activities was $69.1 million for the nine months ended September 25, 2011 and was the result of net earnings, excluding non-cash charges and credits, of $120.6 million and an increase in working capital of $51.5 million. The increase in working capital was primarily the result of a $76.9 million seasonal increase in inventory and a $32.9 million increase in accounts receivable driven by the timing of sales as well as higher selling prices. These were offset by a $51.5 million increase in accounts payable driven by our inventory purchases and a $9.4 million increase in accrued liabilities driven by higher interest accruals. All other working capital accounts generated a net $2.6 million cash outflow.

Net cash used in investing activities was $49.2 million for the nine months ended September 23, 2012 and was primarily related to capital expenditures. Capital expenditures during the first nine months of 2012 included approximately $4.9 million of costs related to our facility consolidation projects.

Net cash used in investing activities was $82.9 million for the nine months ended September 25, 2011 and consisted of $90.8 million of capital expenditures, offset by $7.9 million of proceeds received for the sale of our Watsonville, California facility, which had been recorded as an asset held for sale.

Net cash used by financing activities was impacted by our April and September 2012 refinancings, which is explained in greater detail in Note 8 to the unaudited consolidated financial statements included elsewhere in this prospectus. Net cash used by financing activities for the nine months ended September 23, 2012 was $158.7 million and consisted of $625.2 million of term loan repayments, $373.3 million of repurchases of outstanding notes, $17.4 million of debt acquisition costs, $2.8 million of net capital leases, $2.4 million of notes payable activity, and $0.8 million of equity repurchases. These outflows were funded by $842.6 million of proceeds from our new Tranche E and Tranche F Term loans, with the remainder coming from cash on hand.

Net cash used by financing activities for the nine months ended September 25, 2011 was $2.0 million and consisted of $1.2 million in net note payable repayments, $2.0 million of payments on capital leases, $1.6 million of share repurchases, and $0.5 million of debt acquisition costs. These outflows were partially offset by proceeds from new share issuances of $0.6 million and other financing activities of $2.7 million.

The net of all activities resulted in a decrease in cash of $145.1 million for the nine months ended September 23, 2012, compared to a decrease in cash of $15.9 million for the nine months ended September 25, 2011.

Statements of Cash Flows for the Fiscal Year Ended December 25, 2011 Compared to the Fiscal Year Ended December 26, 2010

Net cash provided by operating activities was $204.2 million for the fiscal year ended December 25, 2011 and was the result of net earnings, excluding non-cash charges and credits, of $215.5 million and an increase in working capital of $11.3 million. The increase in working capital was primarily the result of a $23.5 million decrease in accrued liabilities driven by lower incentive compensation and interest accruals, a $12.1 million decrease in accrued trade marketing expense driven by lower trade spending rates in December and a faster rate of settlement on deductions, and an $11.0 million increase in accounts receivable driven by the timing of sales as well as higher selling prices. The aging profile of accounts receivable has not changed significantly from December 2010. These were offset by a $38.2 million increase in accounts payable driven by our inventory purchases and the timing of vendor payments. All other working capital accounts had no net effect on cash during the period.

Net cash provided by operating activities was $257.0 million for fiscal 2010, which consisted of net earnings excluding non-cash charges of $166.4 million, and a decrease in working capital of $90.6 million. The decrease in working capital was principally due to a concerted effort to reduce inventories while, at the same time, improving customer service levels. Inventories were reduced by $60.6 million. In addition, accounts receivable declined by $13.0 million in line with lower sales. Working capital also decreased due to a $14.5 million increase in accrued liabilities, principally driven by a $16.1 million increase in accrued interest, caused by the timing of the Birds Eye Acquisition borrowing in 2009.

Net cash used in investing activities was $109.4 million for the fiscal year ended December 25, 2011 and consisted of $117.3 million of capital expenditures, offset by $7.9 million of proceeds received for the sale of our Watsonville, California facility, which had been recorded as an asset held for sale. Capital expenditures during 2011 included approximately $29.0 million of costs related to our plant consolidation projects in Tacoma, Washington and Fulton, New York. Although not impacting our cash capital expenditures, we also acquired approximately $11.2 million of assets through capital leases during 2011. Net cash used in investing activities was $81.3 million for the twelve months ended December 26, 2010 and was related exclusively to capital expenditures.

Net cash used by financing activities for the fiscal year ended December 25, 2011 was $59.0 million and consisted of $57.5 million of term loan repayments, including a $55.0 million voluntary prepayment of the Tranche D Term Loan made in December 2011, $2.5 million of payments on capital leases, $1.6 million of share repurchases, and $0.7 million of debt acquisition costs. These outflows were partially offset by proceeds from new share issuances of $0.6 million and other financing activities of $2.7 million. Net cash used in financing activities was $134.3 million during the year ended December 26, 2010. The usage primarily related to a $27.0 million prepayment of our term loans in accordance with the “Excess Cash Flow” requirements of our senior secured credit facilities, $3.1 million of normally scheduled repayments of the term loans, a $73.0 million voluntary prepayment of the Tranche D Term Loan made in December 2010, $14.3 million in repayments of bank overdrafts, $13.4 million of refinancing costs in connection with the refinancing of the Tranche C Term Loan, and $5.7 million in repayments of our notes payable and capital lease obligations, partially offset by $2.2 million of other activities, net. In August 2010, we refinanced our Tranche C Term Loan by issuing $400 million of 8.25% Senior Notes and executing a new Tranche D Term Loan in the amount of $442.3 million. Except for the refinancing costs referred to above, this refinancing did not impact net cash used in financing activities.

The net of all activities resulted in an increase in cash of $35.7 million for the fiscal year ended December 25, 2011, compared to an increase in cash of $41.4 million or the fiscal year ended December 26, 2010.

Statements of Cash Flows for the Fiscal Year Ended December 26, 2010 Compared to the Fiscal Year Ended December 27, 2009

Net cash provided by operating activities was $257.0 million for fiscal 2010, which consisted of net earnings excluding non-cash charges of $166.4 million, and a decrease in working capital of $90.6 million. The decrease in working capital was principally due to a continued concerted effort to reduce inventories while, at the same time, improving customer service levels. Inventories were reduced by $60.6 million. In addition, accounts receivable declined by $13.0 million in line with lower sales on a like for like basis. Working capital also decreased due to a $14.5 million increase in accrued liabilities, principally driven by a $16.1 million increase in accrued interest, caused by the timing of the Birds Eye Acquisition borrowing in 2009.

Net cash provided by operating activities was $116.2 million for fiscal 2009, which consisted of net earnings excluding non-cash charges of $111.5 million, and a decrease in working capital of $4.7 million. The decrease in working capital was principally due to a concerted effort to reduce inventories while, at the same time, improving customer service levels. Inventories were reduced by $12.8 million. Also, accounts receivable declined by $2.7 million due to the timing of sales. Working capital decreased due to a $19.8 million increase in accrued liabilities, principally driven by a $12.2 million increase in performance-based incentive plan accruals. Offsetting these reductions in working capital were a $13.4 million reduction in accounts payable principally driven by year-on-year changes in the timing of production, a $12.4 million increase in other current assets, principally related to a letter-of-credit cash collateral deposit of $9.2 million subsequent to the Birds Eye Acquisition, and accrued trade marketing expense decreased $4.8 million as a result of the timing of when the trade marketing payments were made.

Net cash used in investing activities was $81.3 million and $1,366.8 million for the years ended December 26, 2010 and December 27, 2009, respectively. Net cash used in investing activities for 2010 related entirely to capital expenditures. Net cash used in investing activities for fiscal 2009 included $1,314.8 million for the acquisition of Birds Eye Foods, Inc., net of cash acquired of $25.6 million, as well as $52.0 million for capital expenditures.

Net cash used in financing activities was $134.3 million during the year ended December 26, 2010. The usage primarily related to a $27.0 million prepayment of our term loans in accordance with the “Excess Cash Flow” requirements of our senior secured credit facilities, $3.1 million of normally scheduled repayments of the term loans, a $73.0 million voluntary prepayment of the Tranche D Term Loan made in December 2010, $14.3 million in repayments of bank overdrafts, $13.4 million of refinancing costs in connection with the refinancing of the Tranche C Term Loan, and $5.7 million in repayments of our notes payable and capital lease obligations, partially offset by $2.2 million of other activities, net. In August 2010, we refinanced our Tranche C Term Loan by issuing $400 million of 8.25% Senior Notes and executing a new Tranche D Term Loan in the amount of $442.3 million. Except for the refinancing costs referred to above, this refinancing did not impact net cash used in financing activities. Net cash provided by financing activities was $1,319.8 million for fiscal 2009. This primarily related to the funding of the Birds Eye Acquisition, which included $838.3 million, net of original issue discount, from an $850.0 million term loan borrowing under our senior secured credit facilities, $300.0 million of Senior Notes, and $262.1 million in net equity contributions, reduced by debt acquisition costs of $40.2 million. Other significant cash flows from financing activities were net payments on the Revolving Credit Facility of $26.0 million and payments of the Term Loan of $12.5 million and a reduction in bank overdrafts of $2.6 million.

Debt

As of September 23, 2012 and December 25, 2011, our long term debt consisted of the following (without giving effect to this offering):

($ in millions)	September 23, 2012	December 25, 2011
Long-term debt
Senior Secured Credit Facilities—Tranche B Non Extended Term Loans due 2014	$246.4	$1,196.9
Senior Secured Credit Facilities—Tranche B Extended Term Loans due 2016	639.5	—
Senior Secured Credit Facilities—Tranche D Term Loans due 2014	—	313.2
Senior Secured Credit Facilities—Tranche E Term Loans due 2018	399.0	—
Senior Secured Credit Facilities—Tranche F Term Loans due 2018	450.0	—
9.25% Senior Notes due 2015	465.0	625.0
8.25% Senior Notes due 2017	400.0	400.0
10.625% Senior Subordinated Notes due 2017	—	199.0
Unamortized discount on long term debt	(7.6)	(2.7)
Capital lease obligations	21.7	23.0

	2,614.0	2,754.3
Less: current portion of long-term obligations	30.4	15.7

Total long-term debt	$2,583.6	$2,738.7

On April 17, 2012 we entered into an amended and restated credit agreement which extended a portion of our Tranche B Term Loans to 2016, allowed us to borrow on new $400 million Tranche E Term Loans and replace our existing revolving credit facility with a new $150 million revolving credit facility. We used proceeds from the Tranche E Term Loans to pay off all of our outstanding balance of $313.2 million aggregate principal amount of Tranche D Term Loans. On April 19, 2012, we redeemed all $199.0 million of our outstanding 10.625% Senior Subordinated Notes using proceeds from the Tranche E Term Loans along with available cash.

On August 30, 2012, we entered into the first amendment to the amended and restated credit agreement which allowed us to borrow on new $450 million Tranche F Term Loans due 2018. The Company used proceeds from the Tranche F Term Loans along with available cash to pay off $300 million of the aggregate principal amount of Tranche B Non Extended Term Loans due 2014 and $150 million of the aggregate principal amount of 9.25% Senior Notes due 2015. For additional details regarding our debt instruments and our April and September 2012 refinancing, please refer to Note 8 “Debt and Interest Expense” to the unaudited consolidated financial statements included elsewhere in this prospectus.

We meet the service requirements on our debt utilizing cash flow generated from operations. During 2011, we made a voluntary prepayment of $55.0 million on our term loans. In addition to the above facilities, we have a $150.0 million revolving credit facility, which can be used to fund our working capital needs and can also be used to issue up to $50.0 million of letters of credit. There were no borrowings against the revolving credit facility as of September 23, 2012 and December 25, 2011. As of September 23, 2012 and December 25, 2011, we had issued $31.0 million and $33.6 million, respectively, of letters of credit under this facility, leaving $119.0 million and $116.4 million, respectively, of unused capacity under this facility.

The loans under our senior secured credit facilities mature in quarterly 0.25% installments. The aggregate maturities of the Non Extended Term Loan outstanding as of September 23, 2012 are $3.1 million in the remainder of 2012, $12.5 million in 2013 and $230.8 million in 2014. The aggregate maturities of the Extended Initial Term Loan outstanding as of September 23, 2012 are $1.6 million in the remainder of 2012, $6.4 million in 2013, $6.4 million in 2014, $6.4 million in 2015 and $618.7 million in 2016. The aggregate maturities of the Tranche E Term Loans outstanding as of September 23, 2012 are $1.0 million in the remainder of 2012, $4.0 million in 2013, $4.0 million in 2014, $4.0 million in 2015, $4.0 million in 2016 and $382.0 million thereafter. The aggregate maturities of the Tranche F Term Loans outstanding as of September 23, 2012 are $1.1 million in the remainder of 2012, $4.5 million in 2013, $4.5 million in 2014, $4.5 million in 2015, $4.5 million in 2016 and $430.9 million thereafter.

Under the terms of our senior secured credit facilities, we are required to use 50% of our “Excess Cash Flow” to prepay the Non Extended Term Loans, Extended Initial Term Loans, Tranche E Term Loans and Tranche F Term Loans. Excess Cash Flow is defined as consolidated net income (as defined), as adjusted for certain items, including (1) all non cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principal payments of indebtedness and (5) certain other items defined in the credit agreement governing our senior secured credit facilities. In December 2011, we made a voluntary prepayment on our Tranche D terms loans of $55.0 million. As a result of this prepayment, no payment was due under the Excess Cash Flow requirements of our senior secured credit facilities for the 2011 reporting year. In December 2012, we will determine if amounts are due under the Excess Cash Flow requirements of our senior secured credit facilities for the 2012 reporting year.

As market conditions warrant, we and our subsidiaries, affiliates or significant equity holders (including Blackstone and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

For additional details regarding our debt instruments, please refer to Note 8 “Debt and Interest Expenses” of the unaudited consolidated financial statements and Note 10 “Debt and Interest Expenses” of the consolidated financial statements, each included elsewhere in this prospectus.

For a description of the material terms of our debt instruments, please see “Description of Indebtedness.”

Covenant Compliance

The following is a discussion of the financial covenants contained in our debt agreements.

Senior Secured Credit Facilities

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions; and

•	engage in certain transactions with affiliates.

Our senior secured credit facilities also contain certain customary affirmative covenants and events of default.

On April 17, 2012 we amended and restated the credit agreement relating to our senior secured credit facilities as part of an initiative to lower our interest costs by paying off our 10.625% Senior Subordinated Notes and extending the maturity dates for a portion of our senior secured credit facilities. On August 30, 2012, we entered into an amendment to the senior secured credit facilities, which provided for the issuance of new $450 million Tranche F Term Loans, the proceeds of which were used to redeem a portion of our 9.25% Senior Notes and to prepay the initial term loans due April 2, 2014. This is discussed further in Note 8 “Debt and Interest Expense” to the unaudited consolidated financial statements included elsewhere in this prospectus.

8.25% Senior Notes and 9.25% Senior Notes

Additionally, on April 2, 2007, we issued the 9.25% Senior Notes due 2015 (the “9.25% Senior Notes”). On December 23, 2009, we issued additional 9.25% Senior Notes. On August 17, 2010, we issued the 8.25% Senior Notes due 2017 (together with the 9.25% Senior Notes, the “Senior Notes”). The Senior Notes are general senior unsecured obligations, effectively subordinated in right of payment to all of our existing and future senior secured indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee our other indebtedness.

The indentures governing the Senior Notes limit our (and most or all of our subsidiaries’) ability to, subject to certain exceptions:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures governing the Senior Notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Adjusted EBITDA

The Company’s metric of Adjusted EBITDA, which is used in creating targets for the bonus and equity portions of our compensation plans, is equivalent to Covenant Compliance EBITDA under our debt agreements.

Pursuant to the terms of our senior secured credit facilities, we are required to maintain a ratio of Net First Lien Secured Debt to Adjusted EBITDA of no greater than 5.25 to 1.00. Net First Lien Secured Debt is defined as our aggregate consolidated secured first lien indebtedness, less the aggregate amount of all unrestricted cash and cash equivalents.

In addition, under the credit agreement governing our senior secured credit facilities and the indentures governing the Senior Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to the Senior Secured Leverage Ratio (which is currently the same as the ratio of Net First Lien Secured Debt to Adjusted EBITDA above), in the case of our senior secured credit facilities, or to the ratio of Adjusted EBITDA to fixed charges for the most recently concluded four consecutive fiscal quarters in the case of the Senior Notes. As of September 23, 2012, we were in compliance with all covenants and other obligations under the credit agreement governing our senior secured credit facilities, and the indentures governing the Senior Notes.

Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”), further adjusted to exclude certain non-cash items, extraordinary, unusual or non-recurring items and other adjustment items. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants.

EBITDA and Adjusted EBITDA do not represent net earnings or loss or cash flow from operations as those terms are defined by United States Generally Accepted Accounting Principles (“GAAP”) and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definitions of Adjusted EBITDA in the credit agreement governing our senior secured credit facilities and the indentures governing the Senior Notes allow us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that vary greatly and are difficult to predict. While EBITDA and Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

Our ability to meet the covenants specified above in future periods will depend on events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, the credit agreement governing our senior secured credit facilities and the indentures governing the Senior Notes, at which time the lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable. Any such acceleration would also result in a default under the indentures governing the Senior Notes.

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA for the fiscal years ended December 27, 2009, December 26, 2010 and December 26, 2011 and for the nine months ended September 25, 2011 and September 23, 2012.

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Net earnings (loss)	$302.6	$22.0	$(46.9)	$40.6	$8.9
Interest expense, net	121.1	235.7	208.1	155.4	154.5
Income tax expense (benefit)	(277.7)	7.4	22.1	13.0	3.7
Depreciation and amortization expense	65.5	78.1	88.5	65.1	68.5

EBITDA	$211.5	$343.2	$271.8	$274.1	$235.6

Acquired EBITDA- Birds Eye Acquisition (a)	$142.3	—	—	—	—
Non-cash items (b)	4.7	$71.5	$152.2	$6.3	$(1.4)
Acquisition, merger and other restructuring charges (c)	29.8	27.5	20.3	17.1	17.9
Other adjustment items (d)	2.5	4.7	5.5	3.1	21.0

Adjusted EBITDA	$390.8	$446.9	$449.7	$300.6	$273.1

(a)	Represents the acquired EBITDA for Birds Eye for the period of the fiscal year ended December 27, 2009 prior to the Birds Eye Acquisition, calculated consistent with our definition of Adjusted EBITDA.
(b)	Non-cash items are comprised of the following:

	Fiscal years ended
($ in millions)	December 27, 2009	December 26, 2010	December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Non-cash compensation charges (1)	$3.2	$4.7	$1.1	$0.9	$0.7
Unrealized losses (gains) resulting from hedging activities (2)	(0.3)	0.7	1.6	4.1	(2.1)
Goodwill impairment charges (3)	—	—	122.9	—	—
Other impairment charges (4)	1.3	29.0	26.6	1.3	—
Effects of adjustments related to the application of purchase accounting (5)	0.5	37.1	—	—	—

Total non-cash items	$4.7	$71.5	$152.2	$6.3	$(1.4)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For the fiscal year ended December 25, 2011, represents goodwill impairments on the Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.
(4)

For the fiscal year ended December 27, 2009, represents an impairment charge for the Swanson tradename. For the fiscal year ended December 26, 2010, represents an impairment for the Hungry-Man tradename. For the fiscal year ended December 25, 2011 and the nine months ended September 25, 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lenders ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million).

(5)	For the fiscal years ended December 27, 2009 and December 26, 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(c)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Expenses in connection with an acquisition or other merger costs (1)	$25.2	$0.9	$8.8	$9.0	$1.6
Restructuring charges, integration costs and other business optimization expenses (2)	1.0	25.5	9.5	7.1	15.3
Employee severance and recruiting (3)	3.6	1.1	2.0	1.0	1.0

Total acquisition, merger and other restructuring charges	$29.8	$27.5	$20.3	$17.1	$17.9

(1)

For the fiscal years ended December 27, 2009 and December 26, 2010, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations. For the fiscal year ended December 25, 2011 and for the nine months ended September 25, 2011, represents other expenses related to financing of our acquisition by Blackstone, and includes an $8.5 million legal settlement related to the LBSF claim described in more detail in Note 13 to our consolidated financial statements included elsewhere in this prospectus and in “Business—Legal Proceedings.” For the nine months ended September 23, 2012, primarily represents costs related to due diligence investigations and special project expenses.

(2)

For the fiscal year ended December 27, 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For the fiscal year ended December 26, 2010, primarily represents employee termination benefits and lease termination costs related to the closing of the Rochester, New York office and integration costs related to the Birds Eye Acquisition. For the fiscal year ended December 25, 2011 and the nine months ended September 25, 2011, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For the nine months ended September 23, 2012, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York, Green Bay, Wisconsin and Millsboro, Delaware facilities.

(3)

For the fiscal year ended December 27, 2009, principally represents severance and recruiting costs related to the change in the Chief Executive Officer. For the fiscal years ended December 26, 2010 and December 25, 2011 and the nine months ended September 25, 2011 and September 23, 2012, represents severance costs paid or accrued to terminated employees.

(d)	Other adjustment items are comprised of the following:

($ in millions)	Fiscal year ended December 27, 2009	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Nine months ended September 25, 2011	Nine months ended September 23, 2012
Management, monitoring, consulting and advisory fees (1)	$2.5	$4.5	$4.6	$3.4	$3.5
Other (2)	—	0.2	0.9	(0.3)	17.5

Total other adjustments	$2.5	$4.7	$5.5	$3.1	$21.0

(1)

Represents management/advisory fees and expenses paid to an affiliate of Blackstone pursuant to the Advisory Agreement. We intend to terminate the Advisory Agreement in accordance with its terms in connection with the completion of this offering. See “Use of Proceeds.”

(2)

For fiscal year ended December 26, 2010, represents miscellaneous other cost. For the fiscal year ended December 25, 2011 and the nine months ended September 25, 2011, primarily represents a gain on the sale of the Watsonville, California property and the recall of Aunt Jemima product. For the nine months ended September 23, 2012, primarily represents $14.3 million of the premiums paid on the redemption of $150.0 million of 9.25% Senior Notes due 2017, the redemption of $199.0 million of 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of 9.25% Senior Notes due 2017, and the recall of Aunt Jemima product.

Our covenant requirements and actual ratios for the twelve months ended September, 2012 are as follows:

	Covenant Requirement	Actual Ratio
Senior Secured Credit Facilities
Net First Lien Leverage Ratio (1)	5.25 to 1.00	4.15
Total Leverage Ratio (2)	Not applicable	6.20
Senior Notes (3)
Minimum Adjusted EBITDA to fixed charges ratio required to incur additional debt pursuant to ratio provisions (4)	2.00 to 1.00	2.33

(1)

Pursuant to the terms of our senior secured credit facilities, we are required to maintain a ratio of Net First Lien Secured Debt to Adjusted EBITDA of no greater than 5.25 to 1.00. Net First Lien Secured Debt is defined as our aggregate consolidated secured first lien indebtedness, less the aggregate amount of all unrestricted cash and cash equivalents.

(2)

The Total Leverage Ratio is not a financial covenant but is used to determine the applicable rate under our senior secured credit facilities. The Total Leverage Ratio is calculated by dividing consolidated total debt less the aggregate amount of all unrestricted cash and cash equivalents by Adjusted EBITDA.

(3)

Our ability to incur additional debt and make certain restricted payments under the indentures governing the Senior Notes, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charges ratio of at least 2.00 to 1.

(4)

Fixed charges is defined in the indentures governing the Senior Notes as (i) consolidated interest expense (excluding specified items) plus consolidated capitalized interest less consolidated interest income, plus (ii) cash dividends and distributions paid on preferred stock or disqualified stock.

Inflation

Prior to 2007, inflation did not have a significant effect on us as we had been successful in mitigating the effects of inflation with cost reduction and productivity programs, as well as increasing selling prices during periods of higher inflation. Beginning in late 2007 and continuing into 2008, we experienced higher energy and commodity costs in production and higher fuel surcharges for product delivery. Inflation was less pronounced in 2009 and in 2010, but was more pronounced in 2011 and 2012, particularly in ingredient costs such as vegetables, flours, shortening/oils, beef, dairy, cocoa, corn sweeteners and energy. To the extent possible, we offset inflation with productivity programs. However, we spend approximately $1.1 billion each year on ingredients, therefore each 1% change in our weighted average ingredient costs would impact earnings by approximately $11 million. If we experience significant inflation, price increases may be necessary in order to preserve our margins and returns. Severe increases in inflation could have an adverse impact on our business, financial condition and results of operations.

Contractual Commitments

Our contractual commitments consist mainly of payments related to long-term debt and related interest, operating and capital lease payments, certain take-or-pay arrangements entered into as part of the normal course of business and pension obligations.

The table below provides information on our contractual commitments as of December 25, 2011 and does not give effect to this offering:

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	($ in thousands)
Long-term debt (1)	$2,734,069	$12,500	$1,497,569	$625,000	$599,000
Projected interest payments on long term debt (2)	665,395	178,435	322,694	137,194	27,072
Operating lease obligations	77,666	11,226	18,833	14,075	33,532
Capital lease obligations	32,572	5,006	8,715	6,122	12,729
Purchase obligations (3)	722,922	581,052	53,345	20,403	68,122
Pension (4)	136,426	12,200	24,841	26,048	73,337

Total (5)	$4,369,050	$800,419	$1,925,997	$828,842	$813,792

(1)	Long-term debt at face value includes scheduled principal repayments and excludes interest payments.
(2)

The total projected interest payments on long-term debt are based upon borrowings and interest rates as of December 25, 2011, including the effect of interest rate swaps in place. The interest rate on variable rate debt is subject to changes beyond our control and may result in actual interest expense and payments differing from the amounts above.

(3)

The amounts indicated in this line primarily reflect future contractual payments, including certain take-or-pay arrangements entered into as part of the normal course of business. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. Purchase obligations also include trade and consumer promotion and advertising commitments. We do not believe such purchase obligations will adversely affect our liquidity position.

(4)

The funding of the defined benefit pension plan is based upon our planned 2012 cash contribution. The future years’ contributions are based upon our expectations taking into consideration the funded status of the plan at December 25, 2011.

(5)

The total excludes the liability for uncertain tax positions. We are not able to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. Therefore, the long-term portion of the liability is excluded from the preceding table.

During the second and third quarters of fiscal 2012, there were significant changes in our contractual obligations and commitments related to long-term debt and related interest as a result of the April and September 2012 Refinancings. See Note 8 “Debt and Interest Expense” to the unaudited consolidated financial statements included elsewhere in this prospectus.

The table below provides information on our contractual commitments as of September 23, 2012 and does not give effect to this offering:

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	($ in thousands)
Debt (1)	$2,599,897	$6,853	$273,097	$1,107,072	$1,212,875
Projected interest payments on debt (2)	741,100	38,500	303,000	262,900	136,700

(1)	Debt at face value includes scheduled principal repayments and excludes interest payments.
(2)

The total projected interest payments on long-term debt are based upon borrowings and interest rates as of September 23, 2012, including the effect of interest rate swaps in place. The interest rate on variable rate debt is subject to changes beyond our control and may result in actual interest expense and payments differing from the amounts above.

Off-Balance Sheet Arrangements

As of September 23, 2012, we did not have any off-balance sheet obligations.

Accounting Policies and Pronouncements

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of judgment, estimates and assumptions. We make such subjective determinations after careful consideration of our historical performance, management’s experience, current economic trends and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period.

Our significant accounting policies are detailed in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The following areas are the most important and require the most difficult, subjective judgments.

Trade and consumer promotion programs

We offer various sales incentive programs to customers and consumers, such as feature price discounts, in-store display incentives, cooperative advertising programs, new product introduction fees, and coupons. The mix between promotion programs, which are classified as reductions in revenue, and advertising or other marketing activities, which are classified as marketing and selling expenses, fluctuates between periods based on our overall marketing plans, and such fluctuations have an impact on revenues. The measurement and recognition of the costs for trade and consumer promotion programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors and are adjusted quarterly based upon our most recent experience and new information. Typically, programs that are offered have a very short duration. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the quarterly or annual financial statements, actual expense has been within 1.0% of amounts accrued. However, actual expenses may differ if the level of redemption rates and performance were to vary from estimates.

Goodwill and Indefinite-lived trade names

We evaluate the carrying amount of goodwill for impairment on an annual basis, as of year end, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The goodwill impairment review consists of a three-step process. First we perform a qualitative assessment of our reporting units in order to determine whether it is more likely than not that the reporting unit’s fair value exceeds its book value. In performing the qualitative assessment we consider the amount by which a reporting unit’s fair value exceeded its carrying value at the time of the last quantitative test and changes that have occurred to that reporting unit and its industry since the last test. We also consider changes in macroeconomic factors, and how they may have impacted the reporting unit and its weighted average cost of capital. As a result of our qualitative analysis during 2011, we determined that the fair value of 6 of our 14 reporting units more likely than not exceeded their carrying value.

If, based upon our qualitative assessment, we cannot determine that the fair value of the reporting unit more likely than not exceeds its carrying value, we perform quantitative testing by calculating the fair value of each reporting unit. We then compare the fair value of the reporting unit with its carrying value. If this fair value exceeds the carrying value, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value, we would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. To measure the implied fair value goodwill we make a hypothetical allocation of the estimated fair value of the reporting unit to the tangible and intangible assets (other than goodwill) within the respective reporting unit using the same rules for determining fair value and allocation under the authoritative guidance for business combination as we would use if it were an original purchase price allocation. If the implied fair value of the reporting unit’s goodwill is less than its carrying amount the shortfall is charged to earnings.

In estimating the fair value of our reporting units we primarily use the income approach, which utilizes forecasted discounted cash flows to estimate the fair value for each reporting unit. We believe that the use of the discounted cash flow model results in the most accurate estimate of the reporting unit’s fair value since market values for our reporting units are not readily available. The income approach utilizes management’s business plans and projections as the basis for expected future cash flows for five years. We make significant assumptions including projected sales growth rates and operating margins and the weighted average cost of capital. In our recent impairment tests, we forecasted cash flows for five years plus a terminal year and assumed a weighted average cost of capital of 9.0%. Our projections assume sales growth rates for the next five years and the terminal year that generally average between 0% and 3.0% and operating margins which increase moderately from historical levels over time as a result of planned capital improvements in our plants and manufacturing efficiency projects. These assumptions are determined based upon our expectations for each of the individual reporting units and in our judgment are consistent with other companies in the packaged food industry. In order to validate our assumptions, we also reconcile the aggregate fair value of our reporting units to the estimated fair value of the entire company using a market multiple approach.

The results of our testing during 2011 indicated goodwill impairments of $122.9 million in our Frozen Breakfast, Private Label and Food Services reporting units. The impairment of $51.7 million in our Frozen Breakfast reporting unit was driven by our strategic decision, during our annual planning cycle which occurs during the fourth quarter of each year, to discontinue substantial portion of our low margin products on a prospective basis, and the aggressive re-entry of a key competitor into the market. The impairment of $49.7 million and $21.5 million in our Private Label and Food Services reporting units, respectively, were driven by the loss of a large customer account during the fourth quarter, compressed operating margins resulting from higher ingredient costs, as well as our strategic decision to discontinue various lower margin products during our annual planning cycle which occurs during the fourth quarter of each year. The amount of the impairments recognized is based upon various assumptions. The valuation of the reporting units assumed sales reductions from averaging 0% to 10% per year for the next 5 years as we reduce the complexity and number of low margin product offerings in these businesses and terminal sales growth rates ranging from 0% to 1% after the product offerings have stabilized. Our projections also assumed operating margins in the range of 15%-20% for the Frozen

Breakfast and Private Label units and 10%-15% for the Food Service unit. A 50 basis point reduction in either of these assumptions, or a 50 basis point increase in the weighted average cost of capital would have increased the amount of impairment recorded as of December 25, 2011. The total goodwill remaining in these reporting units after the impairment were recorded is $18.5 million in our Frozen Breakfast reporting unit, $78.4 million in our Private Label reporting unit and $38.0 million in our Food Services reporting unit. Our total remaining goodwill balance is $1,441.5 million.

All other reporting units tested had a fair value substantially in excess of their carrying value. We define substantially in excess to mean that the fair value exceeds the carrying value by 15% or greater. We also performed a sensitivity analysis on our weighted average cost of capital and we determined that a 50 basis point increase in the weighted average cost of capital would not result in any additional goodwill impairments within the remaining units.

We also evaluate the carrying amount of our trade names for impairment on an annual basis, in December, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying value. If the carrying value of a trade name exceeds its fair value at the time of the evaluation, we would charge the shortfall to earnings.

To estimate the fair value of our trade names we primarily use the relief from royalty method, which utilizes forecasted discounted cash flows to estimate the fair value. The utilization of the relief from royalty method requires us to make significant assumptions including sales growth rates, implied royalty rates and discount rates. As discussed under “Impairment of Goodwill and Other Assets”, in fiscal 2011, we recognized impairments totaling $25.3 million in our Aunt Jemima, Lender’s and Bernstein’s trade names. These impairments are primarily driven by a lower sales forecast as we have made the decision to exit certain lower margin products.

In the course of our testing, we identified 9 trade names, which do not have a fair value substantially in excess of book value. The total carrying value of these trade names as of December 25, 2011 is approximately $285 million. As of December 25, 2011 a 50 basis point decrease in the terminal sales growth rate for each brand would have resulted in an additional impairment of $2.0 million. A 50 basis point increase in the weighted average cost of capital would have resulted in an additional impairment of $4.1 million.

Pension Benefits

We provide pension benefits to certain employees and retirees. Pension benefits are no longer offered to salaried employees and all future pension benefit accruals for salaried employees are frozen. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and mortality rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of our fiscal year-end measurement date. In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering our current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class, and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. The value of plan assets, used in the calculation of pension expense, is the fair market value. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

Net periodic pension expense was $2.8 million in 2011, $5.6 million in 2010, and $4.9 million in 2009. Significant weighted-average assumptions for all plans as of the end of the year are as follows:

	2011	2010	2009
Pension Benefits
Discount rate at year end	4.5%	5.3%	5.9%
Expected return on plan assets	7.2%	7.2%	7.5%

Estimated sensitivities to annual net periodic pension cost are as follows: a 50-basis-point reduction in the discount rate would increase pension expense by approximately $0.3 million; a 50-basis-point reduction in the estimated return on assets assumption would increase pension expense by approximately $0.8 million.

Net periodic pension expense is expected to be approximately $2.6 million in 2012. We expect to contribute $14.1 million to our pension plans in 2012. Given the adverse impact of declining financial markets, combined with the impact that historically low interest rates have on the discount rate used to compute our pension obligation, we made large contributions of $15.9 million to our pension plans in 2011 and $13.2 million to our plans in 2010.

See also Note 11 “Pension and Retirement Plans” to our consolidated financial statements included elsewhere in this prospectus for additional information on pension expenses.

Insurance reserves

We are self-insured and retain liabilities for the first $250,000 of payments on each claim under our worker’s compensation insurance policy. We utilize a stop loss policy issued by an insurance company to fund claims in excess of $250,000. We estimate the outstanding retained-insurance liabilities by projecting incurred losses to their ultimate liability and subtracting amounts paid-to-date to obtain the remaining liabilities. We base actuarial estimates of ultimate liability on actual incurred losses, estimates of incurred but not yet reported losses-based on historical information from both us and the industry-and the projected costs to resolve these losses. Retained-insurance liabilities may differ based on new events or circumstances that might materially impact the ultimate cost to settle these losses. Historically, such differences are not significant.

Income taxes

We record income taxes based on the amounts that are refundable or payable in the current year, and we include results of any difference between generally accepted accounting principles and U.S. tax reporting that we record as deferred tax assets or liabilities. We review our deferred tax assets for recovery. A valuation allowance is established when we believe that it is more likely than not that some portion of our deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.

This new guidance is to be applied retrospectively and became effective in the first quarter of 2012. We adopted this standard in the first quarter of 2012, and have retrospectively adopted in the financial statements for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009. The effect of the adoption resulted in separate Consolidated Statements of Comprehensive Earnings (Loss).

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” (“ASU 2012-02”). In accordance with the amendments in ASU 2012-02, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the entity determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, the entity will be required to perform the quantitative test. The amendments in ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted. We are currently evaluating whether we will elect to early adopt in the current fiscal year.

Quantitative and Qualitative Disclosures About Market Risk

Financial Instruments

Risk Management Strategy

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices. Please refer to Note 10 “Financial Instruments” to our unaudited consolidated financial statements and Note 12 “Financial Instruments” to our consolidated financial statements, each included elsewhere in this prospectus, for additional details regarding our derivatives and refer to Note 8 “Debt and Interest Expenses” to our unaudited consolidated financial statements and Note 10 “Debt and Interest Expense” to our consolidated financial statements, each included elsewhere in this prospectus, for additional details regarding our debt instruments.

Interest Rate Risk

We manage interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including our revolving line of credit. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges in accordance with the authoritative guidance for derivative and hedge accounting involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

As discussed above, our variable rate financing arrangements subject us to interest rate risk. If the benchmark LIBOR interest rate were to increase by 50 basis points our annual interest payments on our variable rate facilities would increase by approximately $5.8 million. However, we would also recognize a corresponding decrease of $5.4 million in the payments made on our interest rate swap contracts for a net impact on interest expense of $0.4 million. As of December 25, 2011, a 50 basis point decrease in the benchmark LIBOR interest rate would have increased the fair value of our interest rate swap liabilities by $9.4 million.

Foreign Currency Risk

Certain parts of our foreign operations in Canada expose us to fluctuations in foreign exchange rates. Our goal is to reduce our exposure to such foreign exchange risks on our foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. We enter into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of our functional currency. As of December 25, 2011, a 10% decline in the U.S. dollar relative to the Canadian dollar would have decreased the fair value of our foreign exchange forward contracts by $5.1 million.

Commodity Price Risk

We purchase raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. We generally enter into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. The outstanding purchase commitment for these commodities at any point in time typically ranges from 6 to 12 months of anticipated requirements, depending on the commodity. These contracts are considered normal purchases and sales.

In addition, we may also purchase forward derivative contracts on certain commodities to manage the price risk associated with forecasted purchases of materials used in our manufacturing process. Generally, these derivatives are not designated as hedges as they do not meet the authoritative guidance for derivative and hedge accounting but they are not speculative. From time to time, we enter into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, soybean oil and other commodity purchases at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of December 25, 2011, the potential change in fair value of commodity derivative instruments, assuming a 10% adverse movement in the underlying commodity prices, would have resulted in an unrealized net loss of $3.4 million.

Although we may utilize forward purchase contracts and other instruments to mitigate the risks related to commodity price fluctuation, such strategies do not fully mitigate commodity price risk. Adverse movements in commodity prices over the terms of the contracts or instruments could decrease the economic benefits we derive from these strategies.

BUSINESS

Our Company

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2011. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 9 of the 12 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can be found in approximately 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given our diverse portfolio of iconic brands with attractive market positions, our business generates significant and stable cash flows that we believe will enable us to pay regular dividends to our shareholders, reduce our debt and drive value creation through both reinvestment in our existing brands and periodic strategic acquisitions.

From fiscal 2008 through fiscal 2011, we grew our net sales and Adjusted EBITDA by approximately 59% and 102%, respectively, and expanded our Adjusted EBITDA margin by 3.9 percentage points. Over the same period, our reported net loss increased by 64%. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and a reconciliation of our net earnings (loss) to Adjusted EBITDA. On December 23, 2009, we acquired all of the common stock of Birds Eye in the Birds Eye Acquisition that significantly expanded our presence in frozen foods and positioned Pinnacle as the 5th largest frozen food manufacturer in the United States. At the time of the Birds Eye Acquisition, the Birds Eye portfolio included an expanding platform of healthy, high-quality frozen vegetables and frozen meals, as well as a portfolio of primarily branded shelf-stable foods that were complimentary to our existing product offerings. In fiscal 2010, all aspects of the Birds Eye business were fully integrated with Pinnacle.

In addition to reinvestment in our brands and making periodic strategic acquisitions, we have also deployed our significant cash flows to reduce our debt. Since The Blackstone Group L.P.’s acquisition of Pinnacle in April 2007, we have paid down approximately $350 million in debt.

Our operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. The Birds Eye Frozen Division and the Duncan Hines Grocery Division, which collectively represent our North America Retail operations, include the following brands.

Birds Eye Frozen Division Brands	Industry Category	Market Share 39 Weeks Ended 9/23/12	Rank
Birds Eye	Frozen vegetables	27.0%	#1
Birds Eye Voila!	Frozen complete bagged meals	25.1%	#1
Van de Kamp’s Mrs. Paul’s	Frozen prepared seafood	19.1%	#2
Lender’s	Frozen and refrigerated bagels	47.1%	#1
Celeste	Frozen pizza for one	11.2%	#3
Hungry-Man	Full-calorie single-serve frozen dinners and entrees	8.4%	#4
Aunt Jemima	Frozen pancakes/waffles/french toast	8.6%	#2

Duncan Hines Grocery Division Brands	Industry Category	Market Share 39 Weeks Ended 9/23/12	Rank
Duncan Hines	Cake/brownie mixes and frostings	26.2%	#2
Vlasic	Shelf-stable pickles	30.4%	#1
Mrs. Butterworth’s Log Cabin	Table syrup	17.5%	#2
Armour Brooks Nalley	Canned meat	8.2%	#3
Comstock Wilderness	Pie/pastry fruit fillings	35.7%	#1

In addition to our North America Retail operations, the Specialty Foods Division consists of a regional presence in snack products (Tim’s Cascade and Snyder of Berlin), as well as our foodservice and private label businesses. Recently, we have de-emphasized low-margin businesses in our Specialty Foods Division, including selectively exiting certain unprofitable, unbranded product lines.

Within our divisions, we actively manage our portfolio by segregating our business into Leadership Brands and Foundation Brands. Our Leadership Brands enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing than do our Foundation Brands and, as a result, we focus our investment spending and brand-building activities on our Leadership Brands. By contrast, we manage our Foundation Brands for revenue and market share stability and for cash flow generation to support investment in our Leadership Brands, reduce our debt and fund other corporate priorities. As a result, we focus spending for our Foundation Brands on brand renovation and targeted consumer and trade programs.

Our Leadership Brands are comprised of Birds Eye, Birds Eye Voila!, Duncan Hines, Vlasic, Van de Kamp’s, Mrs. Paul’s, Mrs. Butterworth’s and Log Cabin. Historically, our Leadership Brands have received about 80% of our marketing investment and the majority of our innovation investment. Our Birds Eye and Birds Eye Voila! brands combined have annual retail revenue across all retail channels in excess of $1 billion, and our remaining Leadership Brands collectively have annual retail revenue of more than $900 million. In fiscal 2011, our Leadership Brands accounted for approximately 55% and 64% of our net sales and Adjusted gross profit, respectively. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for our definition of Adjusted gross profit and a reconciliation of our gross profit to Adjusted gross profit.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

Actively Managed Portfolio of Iconic Food Brands with Leading Market Positions

We actively manage our diverse portfolio of iconic food brands that participate in attractive product categories. Our well-recognized brand portfolio enjoys strong household penetration in the United States, where our products can be found in approximately 85% of U.S. households. Our brands are leaders in their respective categories, holding the #1 or #2 market share position in 9 of the 12 major product categories in which we compete.

We have prioritized our investment spending and brand-building activities behind our Leadership Brands, given their higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing, as compared to that of our Foundation Brands. We manage our Foundation Brands for stability in sales, market share and cash flow, with a focus on ongoing quality upgrades, competitive pricing and strong merchandising and trade programs. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are deployed for reinvestment in marketing and on-trend innovation for our higher-margin Leadership Brands, as well as for debt reduction and other corporate priorities. From fiscal 2008 through fiscal 2011, net sales of our Leadership Brands grew at a compounded annual growth rate, or CAGR, of 3%, compared to our Foundation Brands, which declined at a CAGR of 1%. Gross profit margin for our Leadership Brands was 31% of net sales in fiscal 2011, compared to 20% of net sales for our Foundation Brands.

Strong Innovation and Marketing Capabilities Focused on Leadership Brands

Since 2009, we have substantially enhanced our organizational capabilities in the areas of new product innovation and consumer marketing. We have enhanced our in-house innovation capabilities by augmenting and upgrading our innovation team, constructing a new state-of-the-art R&D facility to house our company-wide R&D team, increasing investment in consumer insights and employee innovation training, and leveraging the innovation experience of our senior management. Our Renewal Rate, which we define as gross sales from products introduced within the last three years as a percentage of current-year gross sales, has nearly doubled since the Birds Eye Acquisition to 9% in fiscal 2011, compared to 5% in fiscal 2009 for standalone Pinnacle. Gross sales represents net sales before returns, discounts, trade, slotting and coupon redemption expenses and other allowances. Recent examples of successful innovations include Duncan Hines Frosting Creations custom-flavor frosting system, Duncan Hines Decadent cake mixes, Vlasic Farmer’s Garden artisan-quality pickles, Birds Eye Chef’s Favorites side dishes and Birds Eye Voila! family size complete bagged meals. We intend to continue to invest in innovation that enables us to further differentiate our brands in the marketplace.

To complement our accelerated innovation efforts, we have also focused and enhanced our marketing investments behind our Leadership Brands. We have partnered with best-in-class branded consumer advertising, digital and media agencies to develop high impact marketing programs implemented across television, print and internet-based media platforms. From fiscal 2008 through fiscal 2011, our consumer marketing investments behind our Leadership Brands increased at a CAGR of 6%, while our consumer marketing investments through the first nine months of 2012 declined modestly, due to our planned shift of investment spending into trade promotions during a period of significant consumer price sensitivity. We intend to increase marketing investments behind our Leadership Brands over time, as the volume trends and promotional environment in the broader food industry normalize.

Operational Excellence Driving Continued Gross Margin Improvement

Our operational excellence program, a companywide core productivity initiative called MVP (Maximizing Value through Productivity), is designed to generate annual core productivity savings in procurement, manufacturing and logistics in the range of 3% to 4% of our annual cost of products sold. In addition, our supply chain footprint consolidation initiatives also drive significant, incremental productivity savings that further support gross margin expansion. These productivity savings, combined with selective retail price increases and our active commodity hedging program, have been instrumental in mitigating input cost inflation in periods of significant inflationary pressure, such as 2012, and driving gross margin expansion in periods of more modest inflation. We also pursue other initiatives to drive incremental improvement in our gross margin, including improving our product mix through new product innovation and low-margin SKU rationalization, increasing the effectiveness of our trade promotional spending and realizing synergies from acquisitions. Furthermore, our gross margin benefits from our diversified input cost basket in which no single commodity accounted for more than 9% of our input cost in fiscal 2011.

In 2011, we completed two manufacturing plant consolidations designed to optimize our manufacturing footprint and reduce our supply chain costs. In 2012, we initiated the consolidation of a third manufacturing plant and terminated the use of a third party storage facility. The combined ongoing annualized benefit to cost of products sold from these projects is estimated at approximately $28 million, with 2012 expected to benefit by approximately $16 million and 2013 expected to benefit by an additional $7 million. The remaining $5 million in incremental ongoing annualized savings are expected to be realized in 2014. From fiscal 2008 through fiscal 2011, we have expanded our gross margin rate by 3.2 percentage points.

Strong Free Cash Flow Conversion

Our business generates an attractive Adjusted EBITDA margin and also benefits from modest capital expenditure and working capital requirements and approximately $1 billion in net operating loss carry-forwards, which combined have resulted in strong and stable unlevered free cash flows. Our Adjusted EBITDA margin benefits from the quality of our brand portfolio and our lean and nimble organization structure, with selling, general and administrative expenses, excluding marketing investment and one-time items, consistently representing approximately 8% of net sales. Our well-maintained manufacturing facilities and strategic use of co-packers limit our maintenance capital expenditure requirements, and our significant net operating loss carry-forwards and other tax attributes minimize our cash taxes.

We believe our strong free cash flows will enable us to maximize shareholder value through paying a regular dividend, reducing our indebtedness, strategically deploying our capital to fund innovation and organic growth opportunities and financing value-enhancing acquisitions.

Proven M&A Expertise with Significant Opportunity

We have substantial experience in sourcing, executing and integrating value-enhancing acquisitions. We maintain a highly-disciplined approach to M&A, focusing on opportunities that add new iconic brands to our portfolio and allow for strong synergy realization.

In 2009, we completed the $1.3 billion purchase of Birds Eye. The Birds Eye Acquisition added approximately $1 billion in net sales, including the Birds Eye and Birds Eye Voila! brands, enhanced our operating margins, and added scale to our frozen food business, making us the 5th largest frozen food manufacturer in the United States. The integration of Birds Eye was largely completed within six months of acquisition, and the synergies we achieved exceeded our original estimates. Similarly, in 2006, we completed the acquisition of Armour and successfully integrated the business within four months. The Armour acquisition added approximately $225 million in net sales and was immediately accretive to our operating margins.

Our strong existing platforms in the Birds Eye Frozen and Duncan Hines Grocery segments facilitate a large addressable market and broad set of potential acquisition targets. We believe our scale, management depth and integration expertise and access to capital will allow us to consider both small and large acquisitions in the future and to seamlessly integrate them to drive maximum value creation.

Experienced, Hands-On Management Team and Board of Directors

Our management team has a demonstrated history of delivering strong operating results. From fiscal 2008 through fiscal 2011, we have enhanced our business mix through active portfolio management, including focused innovation and marketing and the successful integration of a transformative, value-enhancing acquisition that dramatically increased the scale and scope of our business. Our management team, which has been strengthened with the recent addition of several highly-experienced executives, has extensive food industry experience and includes several executives who have managed significantly larger businesses and have led numerous acquisition integrations. Our management team is complimented by an experienced Board of Directors, which includes several individuals with a proven track record of successfully managing and integrating consumer businesses.

Our Strategy

We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

Drive Growth Through Focus on Leadership Brands

Our Leadership Brands are among our highest-growth and highest-margin businesses and enjoy greater potential for value-added innovation and enhanced responsiveness to consumer marketing. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are, among other uses, reinvested in marketing and on-trend innovation for our higher-margin Leadership Brands. We believe our formalized innovation processes, upgraded R&D capabilities, increased investments in consumer insights, and partnership with best-in-class branded consumer advertising, digital and media agencies will enable us to continue to introduce successful new products and drive brand growth through high-impact marketing programs. We believe this strategy, which will focus the majority of our consumer marketing investments and new product innovation efforts on our Leadership Brands, will drive higher-margin revenue growth across our portfolio.

Expand Margins By Leveraging Productivity and Efficient Organization Structure

We believe we are well-positioned to continue to expand our margins. Our companywide focus on productivity, which includes both our core productivity initiative called MVP and our supply chain footprint consolidation initiatives, along with selective pricing actions and our active commodity hedging program, are intended to mitigate input cost inflation in periods of significant inflationary pressure and more than offset input cost inflation in periods of modest input cost inflation. In addition, our focus on improving our product mix, enhancing the effectiveness of our trade promotions, realizing synergies from acquisitions and leveraging our efficient organizational structure are expected to further drive margin expansion over time. We believe our lean, nimble structure and efficient internal processes will continue to enhance our decision-making and speed of execution. Our flat structure, which has enabled us to hold our overhead costs (i.e., selling, general and administrative expenses, excluding marketing investment and one-time items) at approximately 8% of net sales, allows for a high level of connectivity between senior management and our operations and customers, ensuring senior management engagement in key business decisions.

Deliver Strong Free Cash Flow Through Tight Working Capital Management, Focused Capital Spending and Minimal Cash Taxes

We believe we are well-positioned to profitably grow our business and generate strong free cash flow through our combination of attractive Adjusted EBITDA margins, modest working capital requirements, limited maintenance capital expenditures and low cash taxes that result from our approximately $1 billion in net operating loss carry-forwards and other tax attributes. Our well-maintained manufacturing facilities and strategic use of co-packers limit our capital expenditure requirements, and our ongoing focused management of working capital also benefits our free cash flow.

Acquire Value-Enhancing Food Brands

We intend to proactively pursue value enhancing acquisitions in the packaged food industry, utilizing a disciplined approach to identify and evaluate attractive acquisition candidates. We believe we can leverage our scale, management depth and integration expertise, along with our access to capital, to continue our track record of making value-accretive acquisitions. We believe the combination of consolidating selling, general and administrative functions, leveraging our scale in procurement, optimizing supply chain and manufacturing operations, cross-marketing brands across categories and further developing retailer relationships will continue to enable us to drive acquisition synergies in future transactions we may pursue.

Return Value to Shareholders Through Debt Reduction and Regular Dividend Payments

We believe our strong free cash flow enables us not only to invest in our Leadership Brands to drive organic growth and fund value-enhancing acquisitions, but also to continue to strengthen our balance sheet through debt reduction and to return capital to our shareholders through regular dividend payments. We believe that our capital structure provides us with the financial flexibility to fund regular dividends and continue to pursue value-enhancing initiatives for our shareholders.

Industry Segments

Birds Eye Frozen Division

Birds Eye is the largest brand in the $2.3 billion frozen vegetables category. Collectively, our steamed and non-steamed product offerings hold the #1 position among branded products, with a 27.0% market share, making Birds Eye the most recognized frozen vegetables brand in the United States. Birds Eye was founded by frozen foods inventor Clarence Birdseye in 1926 and the tradition of innovation continues today. With the launch of Birds Eye Steamfresh vegetables in January 2006, Birds Eye was the first company to capture a nationwide market share with a product that enables consumers to conveniently steam vegetables in microwaveable packaging. Also, in 2011, Birds Eye took Steamfresh to the next level with the introduction of the Steamfresh Chef Favorites vegetable blends with sauces, seasonings and starches which deliver excellent taste and convenience. New government programs, such as the USDA’s Half a Plate program, and nutrition and health professionals continue to identify increased vegetable consumption as key to better health. We believe that enhancing the taste of vegetables and making them exceptionally convenient are key to driving more vegetable consumption. We also compete in the frozen complete bagged meals category with our Birds Eye Voila! brand. Birds Eye Voila! is the #1 competitor in the $570 million frozen complete bagged meals segment, with a 25.1% market share. Birds Eye Voila! frozen bagged meals provide consumers with a high quality complete meal, including protein, starch, and vegetables, that they can prepare in a skillet in just minutes. In 2011, our product launches also included Birds Eye Steamfresh Family Size vegetables and Birds Eye Voila! Family Size complete bagged meals.

Duncan Hines Grocery Division

Duncan Hines is the division’s largest brand and includes cake mixes, ready-to-serve frostings, brownie mixes, muffin mixes, and cookie mixes. Duncan Hines was introduced as a national brand in 1956 when Duncan Hines, a renowned restaurant critic and gourmet, launched the brand as part of his efforts to bring restaurant-quality food to American homes. Duncan Hines has expanded its presence at retail over the past year through a commitment to innovation. Over the past 2 years, Duncan Hines has established a successful line of Decadent cakes, which offer premium quality products. During 2012, we added two additional items to the line. In February 2012, we also introduced an innovative line of frosting products, Duncan Hines Frosting Creations, which uses a patent pending frosting system to allow consumers to customize their frosting into one of 12 different flavors. Duncan Hines is the #2 brand with a 26.2% market share of the $0.9 billion cake/brownie mixes and frostings category.

We also offer a complete line of shelf-stable pickle products that we market and distribute nationally, primarily under the Vlasic brand, and regionally under the Milwaukee’s and Wiejske Wyroby brands. Our Vlasic brand, represented by its trademark Vlasic stork, was introduced over 65 years ago and has the highest consumer awareness and quality ratings in the pickle category. Vlasic is the #1 brand in the $505 million shelf-stable pickle category with a 30.4% market share. In 2012, we introduced Vlasic Farmers Garden, a unique, artisan-quality pickle line.

Specialty Foods Division

Snack Products. Our snack products primarily consist of Tim’s Cascade, Snyder of Berlin and Husman’s. These direct store delivery brands have strong local awareness and hold leading market share positions in their regional markets.

Food Service and Private Label. We also manufacture and distribute certain products, mainly in the frozen breakfast, canned meat, and pie and pastry fruit filling categories, through food service channels. We also manufacture and distribute certain private label products in the canned meat, shelf-stable pickles and frozen seafood. As part of our ongoing strategic focus over the last several years, we have deemphasized the food service and private label businesses for the benefit of our higher margin branded food products.

Financial information about our business segments is discussed in greater detail in Note 15 to the consolidated financial statements included elsewhere in this prospectus.

Acquisitions

Reorganization of Subsidiaries

In order to simplify administrative matters and financial reporting, on September 30, 2007, Pinnacle Foods Corporation (“PFC”) merged with and into Pinnacle Foods Group Inc. (“PFGI”). As a final step to the reorganization, PFGI was converted from a Delaware corporation into a Delaware limited liability company on October 1, 2007 under the name Pinnacle Foods Group LLC.

Birds Eye Acquisition

On November 18, 2009, Pinnacle Foods Group LLC (“PFG LLC”) entered into a Stock Purchase Agreement with Birds Eye Holdings LLC and Birds Eye pursuant to which PFG LLC acquired all of the issued and outstanding common stock of Birds Eye from Birds Eye Holdings LLC. At the closing of the Birds Eye Acquisition on December 23, 2009, PFG LLC purchased all of the outstanding shares of Birds Eye’s common stock, par value $0.01 per share, for $670.0 million in cash, together with assumption of Birds Eye’s debt of $670.4 million, resulting in the total acquisition cost of $1,340.4 million, as detailed in Note 3 to the consolidated financial statements included elsewhere in this prospectus.

The following chart illustrates our history:

Date	Event	Selected Brands Acquired
2001	Pinnacle Foods Holding Corporation formed to acquire the North American business of Vlasic Foods International Inc.	Hungry-Man Swanson (1) Vlasic Open Pit
2003	Pinnacle Foods Inc. acquired Pinnacle Foods Holding Corporation
2004	Merger of Pinnacle Foods Holding Corporation with Aurora Foods Inc. completed and surviving company renamed Pinnacle Foods Group Inc.	Duncan Hines Van de Kamp’s and Mrs. Paul’s Log Cabin and Mrs. Butterworth’s Lender’s Celeste Aunt Jemima (frozen breakfast products) (1)
2006	Pinnacle Foods Group Inc. acquired Armour business from the Dial Corporation	Armour (1)
2007	Pinnacle Foods Inc. acquired by affiliates of Blackstone
2009	Birds Eye acquired by Pinnacle Foods Group LLC	Birds Eye Birds Eye Steamfresh Birds Eye Voila! Comstock Wilderness Brooks Nalley Bernstein’s Tim’s Cascade Snyder of Berlin

(1)

We manufacture and market these products under licenses granted by Campbell Soup Company (Swanson), the Quaker Oats Company (Aunt Jemima) and Smithfield Foods, Inc. (Armour). See “Intellectual Property.”

Customers

We have several large customers that account for a significant portion of our sales. Wal-Mart and its affiliates are our largest customers and represented approximately 25% of our net sales in each of the fiscal years 2011, 2010 and 2009, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 60% of our net sales in fiscal year 2011, 61% of our net sales in fiscal year 2010 and 58% of our net sales in fiscal year 2009.

Marketing

Our marketing programs consist of consumer advertising, consumer promotions, trade promotions, direct marketing, cause related marketing and public relations. Our advertising consists of television, newspaper, magazine, digital, mobile and social advertising aimed at increasing consumer preference and usage of our brands. Consumer promotions include free trial offers, targeted coupons and on-package offers to generate trial usage and increase purchase frequency. Our trade promotions focus on obtaining retail feature and display support, achieving optimum retail product prices and securing retail shelf space. We continue to shift our marketing efforts toward building long-term brand equity through increased consumer marketing.

Research and Development

Our Product Development and Technical Services teams focus on new product development, product-quality improvements, productivity improvements, regulatory compliance, package development, quality assurance, consumer affairs and brand extensions for our Duncan Hines Grocery, Birds Eye Frozen and Specialty Food products. Our company-wide R&D team is housed in our new state-of-the-art headquarters facility in Parsippany, New Jersey. Our internal R&D expenditures totaled $8.1 million, $9.4 million and $4.6 million for fiscal years 2011, 2010 and 2009, respectively. Our R&D costs in 2011 and 2010 were much higher than 2009, due to the Birds Eye Acquisition.

Intellectual Property

We own a number of registered and common law trademarks in the United States, Canada and other countries, including Amazing Glazes®, Appian Way®, Birds Eye®, Bernstein’s®, Brooks®, C&W®, Casa Regina®, Celeste®, Chocolate Lovers®, Comstock®, Country Kitchen®, Duncan Hines®, Erin’s Gourmet Popcorn®, Farmer’s Garden®, Freshlike®, Fun Frosters™, Frosting Creations®, Hartford House®, Hawaiian Style Bowls®, Hearty Bowls™, Hearty Hero®, Hungry-Man®, Hungry-Man Sports Grill®, Hungry-Man Steakhouse™, Husman’s®, It’s Good to be Full®, Lender’s®, Log Cabin®, Lunch Bucket®, Magic Minis®, McKenzie’s®, Milwaukee’s®, Moist Deluxe®, Mrs. Butterworth’s®, Mrs. Paul’s®, Nalley®, Open Pit®, Ovals®, Riviera®, Satisfy Your Craving®, Signature Desserts®, Simple Mornings®, Simply Classic™, Snack’mms®, So Moist. So Delicious. And So Much More.®, Stackers®, Snyder of Berlin®, Steamfresh®, Taste the Juicy Crunch™, That’s the Tastiest Crunch I’ve Ever Heard!®, The Original TV Dinner™, Tim’s Cascade Snacks®, Treet®, Van de Kamp’s®, Vlasic® and Wilderness®. We also have applications pending with the United States Patent and Trademark Office for a number of trademarks, including ParchmentBake™, Lil’ Griddles™, Power Lunch™, Thick N Rich™, It’s Always Vegetable Season™, Nobody Brings the Bite Like Vlasic™ and Discover the Wonder of Vegetables™. We own the trademark Snyder of Berlin while an unrelated third party owns the trademark Snyder of Hanover. Per a court order, the use of the trademark must include the word “Snyder” in combination with the words “of Berlin.” We protect our trademarks by obtaining registrations where appropriate and opposing any infringement in key markets. We also own a design trademark registration in the United States, Canada, and other countries on the Vlasic stork.

We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company. The licenses give us the right to use certain Swanson trademarks both inside and outside of the United States in connection with the manufacture, distribution, marketing, advertising, and promotion and sale of frozen foods and beverages of any type except for frozen soup or broth. The licenses require us to obtain the prior written approval of Campbell Soup Company for the visual appearance and labeling of all packaging, advertising material, and promotions bearing the Swanson trademark. The licenses contain standard provisions, including those dealing with quality control and termination by Campbell Soup Company as well as assignment and consent. If we were to breach any material term of the licenses and not timely cure such breach, Campbell Soup Company could terminate the licenses.

We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company, a subsidiary of PepsiCo Inc. The license gives us the right to use certain Aunt Jemima trademarks both inside and outside the United States in connection with the manufacture and sale of waffles, pancakes, french toast, pancake batter, biscuits, muffins, strudel, croissants, and all other frozen breakfast products, excluding frozen cereal. The license requires us to obtain the approval of The Quaker Oats Company for any labels, packaging, advertising, and promotional materials bearing the Aunt Jemima trademark. The license contains standard provisions, including those dealing with quality control and termination by The Quaker Oats Company as well as assignment and consent. If we were to breach any material term of the license and not timely cure such breach, The Quaker Oats Company could terminate the license.

We have a license agreement granting us an exclusive, royalty bearing, perpetual license to use certain Armour trademarks in the United States. Under the license agreement, Smithfield Foods, Inc., as successor to ConAgra, Inc., the licensor, grants us a license for the use of various Armour trademarks in conjunction with shelf-stable products within the United States. The shelf-stable products must be manufactured according to approved formulas and specifications, and new specifications must be approved by the licensor, with such approval not to be unreasonably withheld or delayed. Proposed labels, packaging, advertising, and promotional materials must first be submitted to the licensor for approval, with such approval not to be unreasonably withheld or delayed. We are required to make annual royalty payments to the licensor based upon our annual net sales of the approved shelf-stable products. If we were to materially breach the license agreement, Smithfield Foods, Inc. could terminate the license. We own and maintain Armour registrations in many other countries.

We have an exclusive license agreement whereby we receive $0.8 million per year in royalties from the Dean Pickle and Specialty Products Company, a subsidiary of TreeHouse Foods, Inc., for the use of Nalley® and other trademarks in the production of the Nalley’s Pickle brand.

We also manufacture and market frozen complete bagged meals under the Voila! trademark pursuant to a royalty-free exclusive and perpetual license granted by Voila Bakeries, Inc. This license gives us the right to use Voila! in the United States in connection with products containing both meat and vegetable items. The license contains standard provisions, including those dealing with quality control and termination by Voila Bakeries, Inc. as well as assignment and consent. If we were to breach any material term of the license and not timely cure such breach, Voila Bakeries Inc. could terminate the license.

Although we own a number of patents covering manufacturing processes, we do not believe that our business depends on any one of these patents to a material extent. In 2011, we applied for a patent for our new Duncan Hines Frosting Creations™ products.

Sales and Distribution

We sell a majority of our products in the United States through one national broker with whom we have a long-term working relationship. In Canada, we use one national broker to distribute the majority of our products. We employ other brokers for the food service and club channels. Through this sales broker network, our products reach all traditional classes of trade, including supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, drug stores, warehouse clubs, food service, and other alternative channels.

Due to the different demands of distribution for frozen and shelf-stable products, we maintain separate distribution systems. Our Birds Eye Frozen Division’s product warehouse and distribution network consists of 14 locations. Birds Eye Frozen Division products are distributed by means of four owned and operated warehouses located at our Mattoon, Illinois, Waseca, Minnesota, Jackson, Tennessee and Darien, Wisconsin plants. In addition, we utilize eight distribution centers in the United States and two distribution centers in Canada, all of which are owned and operated by third-party logistics providers. Our Duncan Hines Grocery Division’s product warehouse and distribution network consists of 12 locations. Duncan Hines Grocery Division products are distributed by means of five owned and operated warehouses located at our Millsboro, Delaware, St. Elmo, Illinois, Ft. Madison, Iowa, Fennville, Michigan and Imlay City, Michigan plants. In addition, we utilize six distribution centers in the United States which are owned and operated by third-party logistics providers. We also distribute Duncan Hines Grocery products from one leased distribution center in Canada. In each third-party operated location, the provider receives, handles and stores products. Our distribution system uses a combination of common carrier trucking and inter-modal rail transport. In addition to these locations, our snack products are primarily distributed through a direct store delivery network in the Midwest, Mid-Atlantic, and Pacific Northwest, a portion of which we own and operate and a portion of which utilizes third-party providers. We believe that our sales and distribution network is scalable and has the capacity to support substantial increases in volume.

Ingredients and Packaging

We believe that the ingredients and packaging used to produce our products are readily available through multiple sources. Our ingredients typically account for approximately 55% of our annual cost of products sold, excluding logistics and depreciation, and primarily include sugar, cucumbers, flour (wheat), vegetables, fruits, poultry, seafood, proteins, vegetable oils, shortening, meat, corn syrup and other agricultural products. Certain vegetables and fruits are purchased under dedicated acreage supply contracts from a number of growers prior to each growing season, while a smaller portion is sourced directly from third parties. Our packaging costs, primarily for aluminum, glass jars, plastic trays, corrugated fiberboard, polyfilm and plastic packaging materials, typically account for approximately 20% of our annual cost of products sold, excluding logistics and depreciation.

Manufacturing

Owned and Operated Manufacturing Facilities. We own and operate eleven manufacturing facilities for our products. See “Properties” below for a listing of our manufacturing facilities.

Co-Packing Arrangements. In addition to our own manufacturing facilities, we source a significant portion of our products under “co-packing” agreements, a common industry practice in which manufacturing is outsourced to other companies. We regularly evaluate our co-packing arrangements to ensure the most cost-effective manufacturing of our products and to utilize company-owned manufacturing facilities most effectively. Third-parties produce our Duncan Hines product line, as well as various other products.

Seasonality

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months. Seafood sales peak during Lent, in advance of the Easter holiday. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our pie and pastry fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. Since many of the raw materials we process under the Birds Eye and Vlasic brands are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. We also increase our Duncan Hines inventories in advance of peak fall selling season. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

Competition

We face competition in each of our respective product lines. Although we operate in a highly competitive industry, we believe that the strength of our brands has resulted in strong respective competitive positions. We compete with producers of similar products on the basis of, among other things, product quality, brand recognition and loyalty, price, customer service, effective consumer marketing and promotional activities, and the ability to identify and satisfy emerging consumer preferences.

Employees

We employed approximately 5,100 people as of September 23, 2012, with approximately 56% of our hourly employees unionized. Due to the seasonality of our pickle and vegetable businesses our employment fluctuates throughout the year, and thus our average number of employees was approximately 4,600 throughout 2011. In September 2012, the collective bargaining agreement expired for approximately 450 of our union employees in Ft. Madison, Iowa but has been extended until January 13, 2013 as negotiations continue for a new collective bargaining agreement, subject to either party being able to cancel the extension on 72 hours written notice.

Financial Information About Geographic Areas

For information about our geographic areas, see Note 15 to the consolidated financial statements included elsewhere in this prospectus.

Governmental, Legal and Regulatory Matters

Food Safety and Labeling

We are subject to extensive regulation, including, among other things, the Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act, the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, and the rules and regulations promulgated thereunder by the U.S. Food and Drug Administration. This comprehensive and evolving regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging, and safety of food, including compliance with cGMPs. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. We are also subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture.

On January 27, 2012, we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause allergic reactions for people who have a soy allergy. Soy allergies are very uncommon in the United States, affecting less than 1% of the population. The cost impact of this recall was $4.4 million, of which $1.1 million was recorded as an inventory write down in Cost of products sold on the Consolidated Statements of Operations in 2011. The remaining $3.3 million was recorded in the Consolidated Statements of Operations for the nine months ended September 23, 2012, with the effects of reducing net sales and increasing cost of products sold, marketing and sales expense and research & development expense. The charges are reported in the Birds Eye Frozen Division. In addition, on November 13, 2012, we issued a voluntary recall of Armour Vienna Sausage Bourbon BBQ products due to potential undercooking during the production process. At this time, we estimate the total cost of this recall to be $0.3 million. We have insurance coverage that is designed to protect us against these types of losses. We do not expect these recalls to have a lasting impact on the Aunt Jemima or Armour brands.

Our operations and products are also subject to state and local regulation, including the registration and licensing of plants, enforcement by state health agencies of various state standards, and the registration and inspection of facilities. Compliance with federal, state and local regulation is costly and time-consuming. Enforcement actions for violations of federal, state, and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions, or monetary penalties. We believe that our practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

Federal Trade Commission

We are subject to certain regulations by the Federal Trade Commission. Advertising of our products is subject to such regulation pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder.

Employee Safety Regulations

We are subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing, health, and safety standards to protect our employees from accidents.

Environmental Regulation

We are subject to a number of federal, state, and local laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including:

•	the discharge of pollutants into the air and water;

•

the identification, generation, storage, handling, transportation, disposal, record-keeping, labeling, reporting of and emergency response in connection with hazardous materials (including asbestos) associated with our operations;

•	noise emissions from our facilities; and

•	safety and health standards, practices, and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to (i) construct or acquire new equipment, (ii) acquire or amend permits to authorize facility operations, (iii) modify, upgrade, or replace existing and proposed equipment and (iv) clean up or decommission our facilities or other locations to which our wastes have been sent. For example, some of our baking facilities are required to obtain air emissions permits and to install bag filters. Many of our facilities discharge wastewater into municipal treatment works, and may be required to pre-treat the wastewater and/or to pay surcharges. Some of our facilities use and store in tanks large quantities of materials, such as sodium chloride and ammonia, that could cause environmental damage if accidentally released. We use some hazardous materials in our operations, and we generate and dispose of hazardous wastes as a conditionally exempt small quantity generator. Our capital and operating budgets include costs and expenses associated with complying with these laws. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative, and/or criminal liabilities, as well as seek to curtail our operations. Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury.

Many of our plants were in operation before current environmental laws and regulations were enacted. Our predecessors have in the past had to remediate soil and/or groundwater contamination at a number of locations, including petroleum contamination caused by leaking underground storage tanks which they removed, and we may be required to do so again in the future. We have sold a number of plants where we have ceased operations, and it is possible that future renovations or redevelopment at these facilities might reveal additional contamination that may need to be addressed. Although remediation costs in the past have not been material, future remediation costs may be . The presence of hazardous materials at our facilities or at other locations to which we have sent hazardous wastes for treatment or disposal, may expose us to potential liabilities associated with the cleanup of contaminated soil and groundwater under federal or state “Superfund” statutes. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended

(“CERCLA”), owners and operators of facilities from which there has been a release or threatened release of hazardous materials, together with those who have transported or arranged for the transportation or disposal of those materials, are liable for (i) the costs of responding to and remediating that release and (ii) the restoration of natural resources damaged by any such release. Under CERCLA and similar state statutes, liability for the entire cost of cleaning up the contaminated site can, subject to certain exceptions, be imposed upon any such party regardless of the lawfulness of the activities that led to the contamination.

In working to resolve an environmental wastewater investigation by the State of Michigan Department of Natural Resources and Environment (“MDNRE”) at our Birds Eye Fennville, Michigan production facility, on July 20, 2010, we and the MDNRE reached an agreement (“Administrative Consent Order” or “ACO”). Pursuant to the terms of the ACO, we have installed a new wastewater treatment system at the facility at a cost of approximately $6.2 million and are contributing the funds required to extend the City’s water supply to the affected residents.

Insurance

We maintain general liability and product liability, property, worker’s compensation, business interruption, director and officer and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Properties

We own and operate the following 11 manufacturing and warehouse facilities:

Facility location	Principal products	Principal segment (1)	Facility size
Darien, Wisconsin	Frozen vegetables and complete bagged meals	Birds Eye Frozen	747,900 square feet
Millsboro, Delaware (2)	Pickles, peppers, relish	Duncan Hines Grocery	460,000 square feet
Ft. Madison, Iowa	Canned meat	Duncan Hines Grocery	478,000 square feet
Imlay City, Michigan	Pickles, peppers, relish	Duncan Hines Grocery	461,000 square feet
Fayetteville, Arkansas	Frozen dinners and entrees	Birds Eye Frozen	390,000 square feet
Fennville, Michigan	Fruit toppings and fillings	Duncan Hines Grocery	328,000 square feet
Jackson, Tennessee	Frozen breakfast, frozen pizza, frozen prepared seafood	Birds Eye Frozen	324,300 square feet
Waseca, Minnesota	Frozen vegetables	Birds Eye Frozen	290,000 square feet
St. Elmo, Illinois	Syrup, barbecue sauce	Duncan Hines Grocery	252,000 square feet
Mattoon, Illinois	Bagels, frozen breakfast	Birds Eye Frozen	212,000 square feet
Berlin, Pennsylvania	Snack foods—Snyder of Berlin	Specialty Foods	180,000 square feet

(1)	We manufacture private label and food service in the majority of our plants, the products of which reside in the Specialty Foods segment.
(2)	The Millsboro, Delaware facility is scheduled to close during the first half of fiscal year 2013.

Our properties are 100% encumbered under our senior secured credit facilities. See “Description of Indebtedness.”

We also lease a manufacturing plant, warehouse and distribution center in Algona, Washington for production of Snack foods—Tim’s Cascade products. In addition, we lease warehouses in Darien, Wisconsin and Waseca, Minnesota.

We have entered into co-packing (third-party manufacturing) agreements with several manufacturers for certain of our finished products, most significantly our Duncan Hines product line. All of our Duncan Hines cake mix, brownie mix, specialty mix and frosting production equipment, including co-milling, blending and packaging equipment, is located at the contract manufacturers’ facilities. The most significant Duncan Hines co-packing agreement will expire in June 2015. We believe that our manufacturing facilities, together with our co-packing agreements, provide us with sufficient capacity to accommodate our planned internal growth.

In 2011, we made changes in our manufacturing footprint by consolidating our canning operations from our Tacoma, Washington facility into Ft. Madison, Iowa facility. We have also consolidated our vegetable processing and packaging operations from our Fulton, New York facility into our Darien, Wisconsin and Waseca, Minnesota facilities. We are currently searching for buyers for both unutilized locations.

We also lease office space under operating leases (expiring) in Mountain Lakes, New Jersey (November 2013); Parsippany, New Jersey (April 2023), Cherry Hill, New Jersey (October 2021); Lewisburg, Pennsylvania (Month to Month); Fayetteville, Arkansas (Month to Month); Mississauga, Ontario (August 2015) and Green Bay, Wisconsin (June 2014).

Legal Proceedings

General

From time to time, we and our operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, our general counsel and management are of the opinion that the final outcome of these matters will not have a material effect on our financial condition, results of operations or cash flows.

Lehman Brothers Special Financing

On June 4, 2010, LBSF initiated a claim against us in LBSF’s bankruptcy proceeding for an additional payment from us of $19.7 million, related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, we and LBSF agreed in principle to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, we made a payment of $8.5 million during the third quarter of fiscal year 2011 in return for LBSF’s full release of its claim.

Please also see “Environmental Regulation” above regarding our ACO with the MDNRE.

MANAGEMENT

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Robert J. Gamgort	50	Chief Executive Officer and Director
Craig Steeneck	54	Executive Vice President and Chief Financial Officer
John L. Butler	65	Executive Vice President and Chief Human Resources Officer
Sara Genster Robling	56	Executive Vice President and Division President—Birds Eye Frozen Division
Mark L. Schiller	51	Executive Vice President and Division President—Duncan Hines Grocery Division
Christopher J. Boever	45	Executive Vice President and Chief Customer Officer
Antonio F. Fernandez	53	Executive Vice President and Chief Supply Chain Officer
M. Kelley Maggs	60	Senior Vice President, Secretary and General Counsel
Lynne M. Misericordia	49	Senior Vice President, Treasurer and Assistant Secretary
John F. Kroeger	57	Vice President and Deputy General Counsel
Roger Deromedi	59	Non-Executive Chairman of the Board and Director
Jason Giordano	34	Director
Prakash A. Melwani	54	Director
Jeff Overly	54	Director
Raymond P. Silcock	62	Director
Ann Fandozzi	41	Director

Robert J. Gamgort was appointed Chief Executive Officer effective July 13, 2009. Prior to joining us, Mr. Gamgort served as North American President for Mars Incorporated, where he managed the company’s portfolio of confectionery, main meal, pet food and retail businesses in North America. Mr. Gamgort joined Mars in 1998, initially serving as Vice President of Marketing for M&M / Mars and then as General Manager of its Chocolate Unit. Prior to joining Mars, Mr. Gamgort served as President of Major League Baseball Properties. Mr. Gamgort began his career at General Foods, which later merged with and became Kraft Foods, where he served in key marketing, sales, corporate strategy, and general management roles. Mr. Gamgort holds an MBA from the Kellogg Graduate School of Management at Northwestern University and a BA in Economics from Bucknell University and studied at the London School of Economics. Mr. Gamgort serves on the Board of Trustees for Bucknell University and the Grocery Manufacturers Association.

Craig Steeneck has been Executive Vice President and Chief Financial Officer since July 2007. Mr. Steeneck oversees our financial operations, treasury, tax and information technology. From June 2005 to July 2007, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT, where he helped redesign the supply chain to generate savings and improved financial performance. From April 2003 to June 2005, Mr. Steeneck served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Cendant Timeshare Resort Group (now Wyndham Worldwide), playing key roles in wide-scale organization of internal processes and staff management. From March 2001 to April 2003, Mr. Steeneck served as Executive Vice President and Chief Financial Officer of Resorts Condominiums International, a subsidiary of Cendant. From October 1999 to February 2001, he was the Chief Financial Officer of International Home Foods Inc. Mr. Steeneck is also a Certified Public Accountant in the State of New Jersey and an honors graduate of the University of Rhode Island.

John L. Butler has been Executive Vice President and Chief Human Resources Officer since March 2008. As Chief Human Resources Officer, Mr. Butler leads all human resources responsibilities throughout the company including organizational development, recruitment and talent management, training, compensation and benefits, employee relations and diversity. From February, 2007 to March, 2008, Mr. Butler was self-employed and oversaw personal investments. From November 2004 to February 2007, Mr. Butler served as Senior Vice President, Human Resources for Toys “R” Us. Prior to joining Toys “R” Us, Mr. Butler held senior level positions with Macy’s Department Stores and Nabisco. Mr. Butler spent 18 years at Nabisco, with his last two positions being Senior Vice President, Human Resources, Nabisco Biscuit Company and Senior Vice President, Human Resources, Nabisco International. He began his business career with RHR International, a management consulting firm. Mr. Butler is a graduate of St. Peter’s College and holds a Ph.D. in Psychology from Catholic University of America.

Sara Genster Robling was named Executive Vice President and Division President—Birds Eye Frozen Division in April 2010. In this role, Ms. Robling manages our frozen portfolio which includes brands such as Birds Eye frozen vegetables, Birds Eye Voila! and Hungry-Man frozen dinners and entrees, Van de Kamp’s and Mrs. Paul’s frozen seafood, and Aunt Jemima frozen breakfasts. Before her current position, Ms. Robling held the role of Executive Vice President and Chief Marketing Officer. Prior to her roles at our Company, Ms. Robling served as Chief Marketing Officer at Trane, Inc. (formerly American Standard), Vice President and General Manager of Global Beverage at Campbell Soup Company, and held various marketing-related roles at Kraft General Foods. Ms. Robling is a graduate of Princeton University and holds an MBA from the Darden School of Business at the University of Virginia.

Mark L. Schiller has been Executive Vice President and Division President—Duncan Hines Grocery Division since June 2010. In this role, Mr. Schiller leads our grocery portfolio which includes brands such as Duncan Hines baking mixes and frostings, Vlasic pickles, peppers, and relish, Log Cabin and Mrs. Butterworth’s syrups, Armour canned meats, and Brooks and Nalley chili, and Open Pit barbecue sauces. Mr. Schiller began his career at the Quaker Oats Company in 1985 where he progressed through a number of marketing and supply chain roles. Mr. Schiller served as president of Valley Recreation Products, Inc. and Chief Operating Officer and Co-President of Tutor Time Learning Systems, Inc. before rejoining Quaker in 2002. Prior to joining us, Mr. Schiller worked at PepsiCo where he served as Senior Vice President of Frito Lay New Ventures. Mr. Schiller also held the positions of President of Quaker Foods and Snacks North America and Senior Vice President & General Manager of Frito Lay Convenience Foods Division. Mr. Schiller holds a Bachelor of Arts degree from Tulane University and an MBA from Columbia University Graduate School of Business.

Chris Boever joined us in December 2011 and serves as Executive Vice President and Chief Customer Officer. As Sales and Chief Customer Officer, Mr. Boever leads customer relations and sales across our entire Pinnacle Foods brand portfolio. Mr. Boever oversees the sales force and broker organization for Pinnacle’s U.S. retail organization. Prior to joining Pinnacle, Mr. Boever most recently served as Senior Vice President Sales at ConAgra Foods, Inc. where he led the direct and broker sales organization for the Consumer Division. At ConAgra he advanced through positions of increasing responsibility including strategy, planning and operations across a portfolio of frozen, grocery, refrigerated and snack food brands. Mr. Boever worked in various headquarters and field positions at Hormel Foods before joining ConAgra from the position of Vice President- Sales, Business Development. Mr. Boever holds a Bachelor of Business Administration from the University of Wisconsin.

Antonio F. Fernandez joined us in February 2011 and serves as Executive Vice President and Chief Supply Chain Officer. In his role, Mr. Fernandez has overall corporate responsibility for the end-to-end supply chain, including procurement, manufacturing, customer service, warehousing and distribution. Additionally, he oversees Pinnacle’s food quality and safety programs. Prior to joining our Company, Mr. Fernandez was most recently employed with Kraft Foods Inc. as Senior Vice President, Operations Excellence from 2010 to 2011, following the acquisition of Cadbury, plc. Mr. Fernandez worked at Cadbury from 1998 to 2010 in a series of senior management positions, the last being Chief Supply Chain Officer where he was responsible for all aspects of the confectionery company’s global supply chain. Mr. Fernandez’s early career includes positions in manufacturing, procurement, engineering and consulting with Procter & Gamble Co., PepsiCo, Inc. and the Canaan Group, a general management-consulting firm. He holds a Bachelor of Science Degree in Chemical Engineering from Lafayette College.

M. Kelley Maggs has been Senior Vice President, General Counsel and Secretary since Pinnacle’s inception in 2001. Mr. Maggs oversees all legal and corporate secretary activities at Pinnacle. He was associated with affiliates of CDM Investor Group LLC from 1993 until 2007. Prior to his involvement with Pinnacle, Mr. Maggs held the same position with International Home Foods Inc. from November 1996 to December 2000. From 1993 to 1996, Mr. Maggs was employed with Stella Foods, Inc. as Vice President and General Counsel. Prior to that time, he was engaged in the private practice of law in Virginia and New York. Mr. Maggs is a graduate of Niagara University and received his Juris Doctor from George Mason University Law School.

Lynne M. Misericordia has been Senior Vice President and Treasurer since Pinnacle’s inception in 2001. Ms. Misericordia previously held the position of Treasurer with International Home Foods Inc. from November 1996 to December 2000. Before that, Ms. Misericordia was employed by Wyeth from August 1985 to November 1996 and held various financial positions.

John F. Kroeger has been our Vice President and Deputy General Counsel since joining our Company in November 2001. In addition, Mr. Kroeger was also the Vice President of Human Resources from 2004 through 2006. Prior to Pinnacle Foods, Mr. Kroeger was the Vice President and General Counsel of Anadigics, Inc. From August 1998 until December 2000, Mr. Kroeger was Vice President and Assistant General Counsel at International Home Foods Inc. Mr. Kroeger has also held legal and general management positions with leading companies in the chemical, pharmaceutical and petroleum-refining industries. Mr. Kroeger is licensed to practice law in the States of New Jersey and Virginia. He is a graduate of the College of William and Mary with the following degrees: BA (Economics), J.D., and a Masters of Law and Taxation.

Roger Deromedi was appointed Non-Executive Chairman of the Board in 2009, and is a Director. Previously, he was Executive Chairman of the Board since April 2, 2007. Prior thereto, Mr. Deromedi served as Chief Executive Officer of Kraft Foods Inc. from December 2003 to June 2006. Prior to that, he was co-Chief Executive Officer, Kraft Foods Inc. and President and Chief Executive Officer, Kraft Foods International since 2001. He was President and Chief Executive Officer of Kraft Foods International from 1999 to 2001 and previously held a series of increasingly responsible positions since joining General Foods, Kraft’s predecessor company, in 1977. Mr. Deromedi is Vice-Chairman of the Rainforest Alliance, on the Board of Directors of the Joffrey Ballet, and on the Board of Trustees of the Field Museum of Natural History. Mr. Deromedi earned an MBA from the Stanford Graduate School of Business and a BA in economics and mathematics from Vanderbilt University.

Jason Giordano is a Director. Mr. Giordano is a Managing Director in the Private Equity Group at Blackstone. Since joining Blackstone in 2006, Mr. Giordano has been involved in the execution of the firm’s investments in Pinnacle Foods, Birds Eye Foods, Polymer Group, Inc., and Acushnet (Titleist), and in analyzing investment opportunities across various industries, including Food and Beverage, Consumer Products, Chemicals, and Industrials. Before joining Blackstone, Mr. Giordano was an Associate at Bain Capital where he evaluated and executed global private equity investments in a wide range of industries. Prior to that, he worked in investment banking at Goldman, Sachs & Co. focused on Communications, Media, and Entertainment clients. Mr. Giordano received an AB from Dartmouth College and an MBA with High Distinction from Harvard Business School, where he graduated as a Baker Scholar. Mr. Giordano also serves on the Board of Directors of HealthMarkets, Inc. and Polymer Group, Inc.

Prakash A. Melwani is a Director. Mr. Melwani is a Senior Managing Director at Blackstone and is based in New York. He is the Chief Investment Officer of the Private Equity Group and chairs each of its Investment Committees. Since joining Blackstone in 2003, Mr. Melwani has led Blackstone’s investments in Kosmos Energy, Foundation Coal, Texas Genco, Ariel Re, Pinnacle Foods, RGIS Inventory Specialists and Performance Food Group. Before joining Blackstone, Mr. Melwani was a founding partner of Vestar Capital Partners and served as its Chief Investment Officer. Prior to that, he was with the management buyout group at The First Boston Corporation and with N.M. Rothschild & Sons in Hong Kong and London. Mr. Melwani received a First Class Honors degree in Economics from Cambridge University, England, and an MBA with High Distinction from the Harvard Business School, where he graduated as a Baker Scholar and a Loeb Rhodes Fellow. Mr. Melwani serves as a Director of Acushnet Company, Kosmos Energy, Performance Food Group, Pinnacle Foods, RGIS Inventory Specialists and Blackstone strategic partner, Patria.

Jeff Overly is a Director. Mr. Overly is an Operating Partner in the Private Equity Group at Blackstone. Mr. Overly is involved in monitoring, advising, and supporting Lean Operational Excellence and Supply Chain improvement opportunities within Blackstone’s portfolio company holdings. Before joining Blackstone in 2008, Mr. Overly was Vice President of Global Fixture Operations at Kohler Company where he was responsible for global manufacturing operations, including the entire supply chain from procurement to shipment of finished product through a multi-warehouse regional distribution center network. Prior to that, he served 25 years at General Motors Corporation and Delphi Corporation in numerous operations and engineering positions with global responsibilities. Mr. Overly has a BS in Industrial Management from the University of Cincinnati, and a Masters in Business from Central Michigan University.

Raymond P. Silcock is a Director. He was appointed Audit Committee Chairman effective May 2008. Currently, Mr. Silcock is the Chief Financial Officer for The Great Atlantic and Pacific Tea Company. Formerly in 2009, Mr. Silcock was the Executive Vice President and Chief Financial Officer of KB Home, and prior to that served as Senior Vice President and Chief Financial Officer of UST Inc. from 2007 up to its acquisition by Altria, Inc. in January 2009. Before joining UST, Mr. Silcock was Executive Vice President and Chief Financial Officer of Swift & Company from 2006 to 2007 when the company was acquired by JBS S.A. Prior to that, he was Executive Vice President and Chief Financial Officer of Cott Corporation from 1998 to 2005. In addition, Mr. Silcock spent 18 years with Campbell Soup Company, serving in a variety of progressively more responsible roles, culminating as Vice President, Finance for the Bakery and Confectionary Division. Mr. Silcock holds an MBA from the Wharton School of the University of Pennsylvania and is a Fellow of the Chartered Institute of Management Accountants (UK). Mr. Silcock served on the Boards of Prestige Brand Holdings Inc. from 2006 to 2009 and American Italian Pasta Company from 2006 to 2007.

Ann Fandozzi is a Director. She is President & CEO of vRide, a ride sharing platform that offers commuters an economical and stress-free way to work, since 2012. Working with hundreds of private and government employers, vRide has been successfully serving commuters for over 30 years. From 2007 to 2012, she served in senior management positions with Whirlpool Corporation. Her most recent role was Corporate Vice President of the Global e-business, Direct to Consumer and Sears/Kenmore units. Previously, she served at DaimlerChrysler Corporation as Global Executive Director of Family Vehicles from 2002 to 2007. Her previous experience also includes roles at Ford Motor Company, McKinsey and Company, Wharton Financial Institutions Center and Lockheed Martin. Ms. Fandozzi received her MBA from the Wharton School of the University of Pennsylvania, her M.S.E. in Systems Engineering from the University of Pennsylvania and her B.E. in Computer Engineering from the Stevens Institute of Technology. She also serves as a director of Bright Automotive.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of Messrs. Gamgort, Deromedi, Giordano, Melwani, Overly and Silcock and Ms. Fandozzi. Following the completion of this offering, we expect our Board to initially consist of              directors,          of whom will be independent. In connection with this offering, we will be amending and restating our certificate of incorporation to provide for a classified board of directors, with              directors in Class I (expected to be Messrs.         ),          directors in Class II (expected to be Messrs.            ) and              directors in Class III (expected to be Messrs.         ). See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we intend to enter into a stockholders agreement with certain affiliates of Blackstone in connection with this offering. This agreement will grant Blackstone the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are terminated by the stockholders. In particular, the members of our Board of Directors considered the following important characteristics: (i) Mr. Melwani, Mr. Giordano and Mr. Overly are representatives appointed by affiliates of Blackstone, our principal stockholder, and have significant financial, investment and operational experience from their involvement in Blackstone’s investment in numerous portfolio companies and have played active roles in overseeing those businesses, (ii) Mr. Deromedi, our Non-Executive Chairman of the Board, and Mr. Silcock each have had significant executive level experience throughout their careers in leading consumer package goods companies, (iii) Mr. Gamgort, our Chief Executive Officer, previously served as North American President for Mars Incorporated, where he managed the company’s North American portfolio and in addition, Mr. Gamgort served as President of Major League Baseball Properties and at Kraft Foods, where he held key marketing, sales, corporate strategy, and general management roles, and (iv) Ms. Fandozzi has extensive experience with public companies, including serving in senior management positions with a focus on sales and marketing at Whirlpool Corporation and DaimlerChrysler Corporation. Ms. Fandozzi also has an educational background in business administration and systems and computer engineering.

Joseph Jimenez was also a member of the Board of Directors during 2010, but resigned effective February 2011. Mr. Jimenez resigned because he was not able to devote the time required to perform his duties as our director with his appointment as CEO of Novartis AG. His resignation was not in connection with any known disagreement with us.

Board Leadership Structure

Our Board of Directors is led by the Non-Executive Chairman, who is appointed by our principal stockholder. The Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and Chief Executive Officer positions is appropriate corporate governance for us at this time.

Role of Board in Risk Oversight

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the Board by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, our Board receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of this offering and the dissolution of Peak Holdings LLC, investment funds associated with or designated by Blackstone will continue to beneficially own more than 50% of our common stock and voting power. As a result, (x) under the terms of the Stockholders Agreement, Blackstone will be entitled to nominate              of the              members of our Board (see “Certain Relationships and Related Party Transactions—Stockholders Agreement”) and (y) we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. Under the corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board of Directors; and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, such committee will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the applicable stock exchange. In the event that we cease to be a “controlled company”, we will be required to comply with these provisions within the transition periods specified in the corporate governance rules.

Board Committees

After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit, the Compensation and the Nomination and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The vice president of internal audit will report functionally and administratively to our chief financial officer and directly to the Audit Committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by Blackstone.

So long as Blackstone and its affiliates own at least 50% of our common stock, under our stockholders agreement Blackstone will have the right to designate a majority of the members of the committees of our Board of Directors to the extent permitted by law. See “Certain Relationships and Related Party Transactions—Stockholders Agreement”

Audit Committee

The members of the current Audit Committee are Messrs. Silcock (Chairman), Giordano, Overly and Ms. Fandozzi. Upon the completion of this offering, we expect to have an Audit Committee, consisting of Messrs./Ms.             . Messrs./Ms.              qualify as independent directors under the corporate governance standards of the applicable stock exchange and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We expect a third new independent member to be placed on the Audit Committee within one year of the completion of this offering so that all of our Audit Committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under the rules of the applicable stock exchange. Following this offering, our Board of Directors will determine which member of our Audit Committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our Board of Directors will adopt a written charter for the Audit Committee which will be available on our website upon the completion of this offering.

Compensation Committee

The members of our current Compensation Committee are Prakash Melwani (Chairman), a Senior Managing Director of Blackstone, Jason Giordano, a Managing Director of Blackstone, Roger Deromedi, Chairman of the Board, and Ann Fandozzi. Joseph Jimenez was a member of the Compensation Committee in 2010, but his membership ceased upon his resignation from the Board of Directors in February 2011. Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Messrs.             .

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board of Directors will adopt a written charter for the Compensation Committee which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of Messrs.             . The purpose of our Nominating and Corporate Governance Committee will be to assist our Board of Directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new Board members, consistent with criteria approved by the Board of Directors, subject to the stockholders agreement with Blackstone; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders; (3) identifying Board members qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee, subject to the stockholders agreement with Blackstone; (4) reviewing and recommending to the Board of Directors corporate governance guidelines applicable to us; (5) overseeing the evaluation of the Board of Directors and management; and (6) handling such other matters that are specifically delegated to the committee by the Board of Directors from time to time.

Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee which will be available on our website upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee are current or former officers or employees of our Company. We are parties to certain transactions with Blackstone described in “Certain Relationship and Related Transactions” section of this prospectus. Mr. Deromedi does not participate in Compensation Committee discussions regarding his own compensation.

Code of Ethics

We will adopt a Code of Business Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which will be posted on our Internet website www.pinnaclefoods.com on the “        ” link to the “        ” page or directly at             . Our Code of Business Conduct and Ethics will be a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Compensation Discussion and Analysis

Compensation Program Objectives and Design

Our primary objective in establishing our comprehensive compensation program is to recruit, attract, retain and properly incent high-level talent to work for and ultimately add value to our Company for the benefit of our stockholders.

Each element of the overall comprehensive program (discussed in greater detail below) is intended to be competitive with similar elements offered both locally and nationally by other like-size employers and competitors, and the elements taken together are intended to present a comprehensive competitive program to accomplish the objectives noted above.

We designed most of the major elements of our comprehensive compensation program by soliciting initial thoughts and ideas from our senior management team, consisting of our Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Executive Vice President and Chief Human Resources Officer, and in consultation with other members of our senior management. Additional input and suggested objectives were received from representatives of our major stockholder and Compensation Resources Inc., a compensation consultant advising us on employee compensation. Major compensation elements are reviewed annually by our senior management.

After receipt of the input noted and development of proposed plans, such plans were (and in the case of annual bonus plans, are annually) presented to our Compensation Committee. The Compensation Committee consists of Directors Prakash Melwani, Jason Giordano, Roger Deromedi, Non-Executive Chairman of the Board, and Ann Fandozzi. None of these members are current or former officers or employees of our Company. We are parties to certain transactions with Blackstone described in “Certain Relationships and Related Party Transactions.” None of our directors or named executive officers participates in discussions involving his or her own compensation.

The Compensation Committee comments on and ultimately determines the terms of our comprehensive compensation program.

Our compensation program is designed to reward performance, which in turn creates value for our stockholders. Performance is reviewed annually for both our executives and our Company as a whole. Our Compensation Committee reviews and approves annual compensation elements such as bonus plan attainment, and our full Board of Directors reviews full year earnings and management performance by our executives. The Board as a whole also approves elements of our annual budgets, which include certain features of the compensation program such as annual bonuses and annual merit base salary increases, if any, for our executives.

In short, if value is not added to our Company annually, certain elements of the compensation program are not paid or do not vest, including annual bonuses, annual merit base salary increases and certain equity grants.

The compensation program is intended to reward both short-term (annual performance) and long-term company performance. Therefore, employee equity programs, which are discussed in more detail below, are key elements of the compensation program.

Elements of Compensation

For the fiscal year ended December 25, 2011, we had three principal elements which made up our compensation program. They were:

•	Base salary and potential annual merit adjustment;

•	Bonus plan (“MIP” or “Management Incentive Plan”) awards; and

•	Employee equity plans.

We also provide severance, change of control and other termination-related programs and 401(k) plan and other benefits.

The following is a brief discussion of each principal element of compensation.

(a)	Base salary. Our Chief Executive Officer recommends the base salaries for all of our executive officers, with the exception of his own, which is set by the Compensation Committee. Base salaries are intended to compensate the executive officers and all other salaried employees for their basic services performed for our Company on an annual basis. In setting base salaries, we take into account the employee’s experience, the functions and responsibilities of the job, salaries for similar positions within the community and for competitive positions in the food industry generally and any other factor relevant to that particular job. We establish salary grades for all levels of the organization. Each grade has a minimum, a midpoint and a maximum. On average, we attempt to pay in the middle range for each job but do not confine ourselves to this practice if other factors such as experience warrant a lower or higher base salary. In determining applicable salaries, we also consult with outside consultants and recruiters, senior members of our management team who have experience at other relevant companies, Board members and stockholder employment relations personnel. Base salaries may be adjusted annually based on executive officer performance and, in certain circumstances, adjusted throughout the year to address competitive pressures or changes in job responsibilities. The Chief Executive Officer’s annual merit adjustment is approved by the Compensation Committee of the Board of Directors. Adjustments for all other executives are recommended by the Chief Executive Officer and approved by the Compensation Committee.

(b)	Bonus plan (MIP) awards. We use our MIP to incent our eligible employees on an annual basis. The MIP, together with base salary and basic benefits (other than our 401(k) plan) are considered to be short-term compensation programs. MIP awards are intended to reward executives and other eligible employees for achieving annual profit and operational goals. MIP targets are equal to a pre-determined percentage of salary, with target and maximum payouts if certain business objectives are attained. Our Adjusted EBITDA target, which is derived from our operating plan for the year and approved annually by the Board of Directors, is a major component, with the balance based on achievement of company-wide objectives. Individual performance against these goals is considered when determining individual awards.

The Adjusted EBITDA targets for our bonus plans were $460 million for the fiscal year ended December 25, 2011. Actual Adjusted EBITDA performance was under target at $450 million for the fiscal year ended December 25, 2011, and the overall rating on operational goals (in the areas of quality brand marketing, product innovation, trade spending efficiency, customer service, food safety, productivity, synergies realization, footprint consolidation and organizational development) was under target, principally due to the challenging state of the industry, inflation and weather-related crop availability, although the Board of Directors and the Compensation Committee did recognize in their evaluation strong performance in the areas of synergies realization, footprint consolidation and organizational development. The combination of missing the Adjusted EBITDA target and the under target score ascribed to operational goals resulted in an MIP payout of 20% for 2011.

Robert J. Gamgort, our Chief Executive Officer, has compensation that also includes deferred cash incentive MIP awards that are described further below under the section titled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2011—Employment Agreements.”

The full Board of Directors approves the bonus pool contained in the annual budget; the Compensation Committee approves actual payment of bonuses pursuant to the MIP and the bonuses paid to the named executive officers.

(c)

Equity programs. We currently have two long-term equity incentive plans: the 2007 Stock Incentive Plan and the 2007 Unit Plan (the 2007 Stock Incentive Plan and the 2007 Unit Plan are collectively referred to as the “2007 Equity Plans”). The 2007 Equity Plans provide executives with the opportunity to acquire a proprietary interest in our Company, thus aligning executive and long-term shareholder interests. The equity awards are subject to service conditions, which are more fully described below, that serve as a retention tool. The total percentage of equity reserved for issuance under the 2007 Equity Plans is 10% of the total equity of Pinnacle Foods Inc. The 2007 Stock Incentive Plan includes approximately 175 salaried employees and is authorized to issue options to purchase up to 20,000 shares of Pinnacle Foods Inc. common stock. All options granted under the plan must be awarded with a strike price that is no less than the fair market value of a share of Pinnacle Foods Inc. common stock on the date of the grant. Under the 2007 Unit Plan, approximately 60 management employees were given the opportunity to invest in our Company through the purchase of Class A-2 Units in our parent company, Peak Holdings LLC, which is expected to be dissolved in connection with this offering. In connection with the dissolution of Peak Holdings LLC, Blackstone and the other holders of Class A-2 Units of Peak Holdings LLC (including certain of our directors and officers) will receive shares of our common stock. The allocation of shares of our common stock among Blackstone and the other equity holders of Peak Holdings LLC will be determined based upon the valuation of us derived from the initial public offering price. In addition, many of our executives (including each manager who invested in Class A-2 Units of Peak Holdings LLC) was awarded profits interests in Peak Holdings LLC in the form of Class B-1, Class B-2 and Class B-3 Units (collectively, “PIUs”). In connection with the dissolution of Peak Holdings LLC, the holders of PIUs will receive shares of common stock and equity awards with respect to shares of our common stock, with the number of shares or shares subject to such equity awards determined based upon the valuation of us derived from the initial public offering price.

Generally,	25% of the options (“time-vesting options”) and PIUs (consisting of Class B-1 Units) will vest ratably over five years. Fifty percent of the options (the “performance options”) and PIUs (consisting of the Class B-2 Units) vest ratably over five years depending upon whether annual or cumulative Adjusted EBITDA targets are met. The plan also provides that, if the Adjusted EBITDA target is achieved in any two consecutive fiscal years during the employee’s continued employment, then that year’s and all prior years’ Class B-2 Units will vest, and if the Class B-3 Units vest during the employee’s continued employment (as described below), then all the Class B-2 Units will also vest.

The Adjusted EBITDA targets that applied to awards outstanding under our equity plans for the fiscal year ended December 25, 2011 varied based on the year in which the award was originally granted: 1) for grants that were issued in 2010 and prior years, the Adjusted EBITDA target was $503 million; and 2) for grants that were issued in 2011, the Adjusted EBITDA target was $460 million. The $503 million target for 2011 that was used in 2010 and prior year is higher because it was set at a time when prevailing market conditions in the industry were more favorable. The Adjusted EBITDA targets for our equity plans were $435 million for the fiscal year ended December 26, 2010 and $240 million for the fiscal year ended December 27, 2009. Certain employees have equity awards that are subject to enhanced Adjusted EBITDA targets that are described further below under the section titled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2011- Employment Agreements.” Because actual Adjusted EBITDA was $450 million for the fiscal year ended December 25, 2011, our targets were not met and awards granted under our equity plans did not vest. Because actual Adjusted EBITDA was $447 million for the fiscal year ended December 26, 2010 and $248 million for the fiscal year ended December 27, 2009, our target was met in both years. As a result, the performance options and the Class B-2 Units for 2010 vested, and the 2008 and 2009 performance options and Class B-2 Units also vested in 2010 as a result of achieving cumulative Adjusted EBITDA targets for 2010. This is discussed in greater detail in Note 5 to the Consolidated Financial Statements.

The final 25% of the options (the “exit options”) and PIUs (consisting of the Class B-3 Units) granted under the 2007 Equity Plans vest either on a change of control or similar event, if a 20% annual internal rate of return is attained by Blackstone. On April 1, 2010, we awarded a second tranche of PIUs to certain employees in the form of Class B-1 Units and Class B-2 Units. The Class B-1 Units and Class B-2 Units have the same vesting provisions as stated above.

Under the 2007 Equity Plans, vesting terminates upon an executive’s termination, but in most cases a terminated executive may exercise any vested options within 90 days of termination. Under the 2007 Equity Plans, executives have the right to require Peak Holdings LLC or Pinnacle Foods Inc., as the case may be, to repurchase their Class A-2 Units, any vested PIUs and any shares held as a result of the exercise of any option for a price at least equal to the fair market of such equity awards if such executive’s employment terminates due to disability or death prior to the earlier of an initial public offering or change of control of Peak Holdings LLC or Pinnacle Foods Inc., as the case may be. The plans also contain terms that allow Peak Holdings LLC or Pinnacle Foods Inc., as the case may be, at its option (or if Peak Holdings LLC or Pinnacle Foods Inc. does not exercise this option, Blackstone), to purchase from executives the Class A-2 Units, any vested PIUs and any shares held as a result of the exercise of any option if the executive engages in activity competing with our Company or if the executive’s employment is terminated by us due to death or disability or by us with or without cause, by the executive voluntarily or due to constructive termination, or in the case of the Class A-2 Units, if the executive has engaged in activity competing with our Company. Should Peak Holdings or Blackstone elect to exercise these purchase rights, the price per unit will depend on the nature of the executive’s termination of employment or other circumstances giving rise to the repurchase right under the applicable award agreement. Equity awards under the 2007 Stock Incentive Plan are granted based upon recommendations from senior management and approved by the Chief Executive Officer. Equity awards under the 2007 Unit Plan are approved by the Board of Directors.

(d)	Severance, change of control and other termination-related programs. We generally have two forms of post-termination compensation—the use of change of control language in employment letters or agreements and basic severance plan provisions. Each of these two forms of compensation is necessary in our opinion to help attract and retain top quality executives. In addition, we believe that we benefit from such plans as they help to ensure continuity of management. Without these plans, and in the event of a possible or actual change in control, certain executives may feel the need to find other employment before they were forced to leave after a change of control event. With such plans in place, we believe that there will be more stability with our senior executives, allowing for more efficient operation of our Company and the creation of additional value for our Company and our stockholders. At present, we have only one type of change of control provision in our existing employment agreements and letter agreements with our various members of management. This provision essentially provides that, unless the applicable executive is retained in his or her job following a change in control with the same or similar duties, responsibilities, reporting relationship, compensation and location of job, the executive’s employment will be deemed to have been terminated, and the executive will be eligible to receive severance benefits.

Further, we maintain a severance plan which is similar to competitor companies of equal size, pursuant to which eligible executives and employees may receive severance benefits whether or not a change in control has occurred. The severance plan provides a severance benefit determined based upon the employee’s total years of service with our Company, with minimums of four weeks’ pay for new hires and a minimum of 16 weeks pay for executives at higher levels, paid in installments. All executives of our Company who are not eligible for severance benefits in connection with a change of control or otherwise covered by individual severance benefit agreements are eligible for the benefits of the severance plan.

(e)	401(k) plan and other benefits. We provide various other benefits and compensation-related programs to executives and other salaried employees, which allow us to provide a full and comprehensive compensation package. This full package of compensation elements is important to our objectives to attract, retain and incent high-quality employees. We do not sponsor a defined benefit pension plan for salaried employees. The elements of our compensation program not otherwise discussed above are:

(i)	A 401(k) plan wherein our Company matches up to 50% of employee contributions, up to a maximum company contribution of 3% of the employee’s pay (up to the Internal Revenue Code annual covered compensation limit);

(ii)	Medical and dental insurance for which we pay approximately 70% of the premiums;

(iii)	Life and Accidental Death and Dismemberment insurance paid for by us; and

(iv)	Long-term Disability and Short-Term Disability insurance paid for by us.

In establishing and providing the plans noted above, we use outside 401(k) plan and benefits consultants for medical and 401(k) plan design. Each of the outside consultants provides not less than annual advice about the plan designs for similar manufacturing companies across the United States and in the communities where we are located. As with other elements of compensation, we strive to provide competitive benefits to attract high quality executives. Based on our general perception of the market and while we have not identified specific companies, we believe that the benefits noted in this section generally are competitive with similarly situated manufacturers and competitors with exceptions made where we believe necessary based on the communities where we are located.

(f)	Executive compensation as a package of compensation elements. In summary, we have developed various elements of compensation for our executives that we believe are consistent with standard industry practices and with the view that each element complements the rest of the elements of the compensation program. Most importantly, we provide a total program that allows us to attain the objectives set forth above. While we do not have a fixed policy that an incoming executive must receive a certain salary, a certain bonus amount, a certain amount of equity, etc., each of the elements is critical to providing a competitive compensation package to executives. Therefore, although no predetermined amount is set, we are careful to give adequate weight to short-term compensation vs. long-term compensation, and no one decision is made with regard to one element of compensation without considering the impact upon the other elements and ultimately the objectives we wish to achieve.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers for 2011, 2010 and 2009, for services rendered to us during the respective fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Equity Awards (a) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Robert J. Gamgort (b)	2011	875,000	—		—	—	475,000	(f)	7,890	(g)	1,357,890
Chief Executive Officer and Director	2010	868,942	—		1,457,044	—	1,515,000	(f)	7,890		3,848,876
	2009	375,962	458,333		4,491,000	—	537,624	(f)	228		5,863,147

Craig Steeneck	2011	521,701	—		—	—	89,172		8,178	(h)	619,051
Executive Vice President and Chief Financial Officer	2010	509,850	—		478,780	—	347,429		8,178		1,344,237
	2009	500,000	200,000		—	—	776,250		8,210		1,484,460

Antonio F. Fernandez (c)	2011	384,135	300,000	(e)	1,162,485	—	66,232		8,083	(i)	1,920,935
Executive Vice President and Chief Supply Chain Officer	2010	—	—		—	—	—		—		—
	2009	—	—		—	—	—		—		—

Mark L. Schiller (d)	2011	427,803	—		95,985	—	72,882		8,178	(j)	604,848
Executive Vice President and Division President—Duncan Hines Grocery Division	2010	245,192	—		1,294,000	—	205,870		339,809		2,084,871
	2009	—	—		—	—	—		—		—

Sara Genster Robling	2011	390,079	—		—	—	66,595		8,898	(k)	465,572
Executive Vice President and Division President—Birds Eye Frozen Division	2010	374,096	—		388,200	—	274,890		8,178		1,045,364
	2009	339,308	—		598,800	—	369,495		8,210		1,315,813

(a)

Equity awards were valued under the Black Scholes methodology, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“ASC Topic 718”), the authoritative guidance for stock compensation, and represent grant date fair value for the Class B-1, Class B-2 and Class B-3 Units. The assumptions used in the valuation are discussed in Note 5 to our consolidated financial statements for the years ended December 25, 2011, December 26, 2010 and December 27, 2009 included elsewhere in this prospectus. During prior years these awards were valued for disclosure purposes based upon the assumed terminal value upon exercise, which was significantly higher than the Black Scholes value. We have changed our valuation methodology for disclosure purposes during the current year in order to conform our presentation with the generally accepted methodology.

(b)	On July 13, 2009, Mr. Gamgort was appointed Chief Executive Officer and Director of the Company.
(c)	Mr. Fernandez was hired as Executive Vice President and Chief Supply Chain Officer on February 7, 2011.
(d)	Mr. Schiller was hired by us on June 7, 2010 and serves as Executive Vice President and Division President—Duncan Hines Grocery Division.
(e)	Represents a sign on bonus to compensate for forfeited benefits at previous employer.
(f)

For Mr. Gamgort, 2011 includes $175,000 awarded under the regular Management Incentive Plan and $300,000 annual deferred cash incentive award based upon the Board of Directors’ evaluation of attainment of specific 2011 performance objectives. For 2010 includes $735,000 awarded under the regular Management Incentive Plan and $780,000 annual deferred cash incentive award based upon the Board of Directors’ evaluation of attainment of specific 2010 performance objectives. For 2009 includes $537,624 awarded under the regular Management Incentive Plan.

(g)	For Mr. Gamgort, “All other compensation” for 2011 includes contributions made by us to his 401(k) account and group life insurance.
(h)	For Mr. Steeneck, “All other compensation” for 2011 includes contributions made by us to his 401(k) account and group life insurance.
(i)	For Mr. Fernandez, “All other compensation” for 2011 includes contributions made by us to his 401(k) account and group life insurance.
(j)	For Mr. Schiller, “All other compensation” for 2011 includes contributions made by us to his 401(k) account and group life insurance.
(k)	For Ms. Robling, “All other compensation” for 2011 includes contributions made by us to her 401(k) account and group life insurance.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards for 2011

Employment Agreements

Pinnacle Foods Inc. entered into substantially similar employment agreements with each of Robert J. Gamgort and Craig Steeneck that govern the terms of each executive’s employment. Mr. Gamgort entered into an employment agreement for an initial term of five years commencing on July 13, 2009. Mr. Gamgort’s employment agreement was amended on March 8, 2011. Mr. Steeneck entered into an employment agreement which is for an initial term of five years commencing on April 2, 2007. The initial term of the contracts for each of Mr. Gamgort and Mr. Steeneck will be automatically extended for an additional one-year period on each anniversary date after the initial term, unless one of the parties provides the other 60 days’ prior written notice before the expiration that the term shall not be extended. The agreements are terminable by either party at any time, provided that an executive must give no less than 30 days’ notice prior to a resignation.

The amended employment agreement for Mr. Gamgort: (a) sets forth his annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors; (b) states that he will be eligible to earn an annual bonus award at a target of 100% of the base salary, and up to a maximum of 200% of the base salary, based upon the achievement of annual Adjusted EBITDA target or maximum performance objectives established annually by the Board; (c) states that he will be eligible to receive an annual deferred cash incentive award with a target of $1 million per year beginning with the 2010 fiscal year, that is contingent on satisfaction of specified performance objectives established by the Board (although the Board may, at its sole discretion, award pro-rata portions of any deferred award up to $1 million if the performance objectives are not satisfied in full), with each award payable on the third anniversary of the date the Board determines the relevant performance criteria for such award have been achieved, or earlier upon a change in control of us (the award for the 2009 fiscal year was pro-rated and was not subject to performance criteria); and (d) provides for a $3-4 million transaction incentive award, in the event of a qualified public offering or a change of control that occurs during Mr. Gamgort’s employment, with the grant and the actual value of the transaction incentive award contingent on the valuation of Peak Holdings at the time of the transaction.

We have an employment agreement with Mr. Steeneck that sets forth his annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and states that Mr. Steeneck will be eligible to earn an annual bonus as a percentage of salary with respect to each fiscal year (with a target percentage of 100% of base salary, and a maximum bonus of not less than 200% of base salary), based upon the extent to which annual performance targets established by the Board of Directors are achieved. The annual bonus, if any, shall be paid within two and one-half months after the end of the applicable fiscal year.

Pursuant to each employment agreement listed above, if an executive’s employment terminates for any reason, the executive is entitled to receive (i) any base salary and unused vacation accrued through the date of termination; (ii) any annual bonus earned, but unpaid, as of the date of termination, (iii) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (iv) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (i) through (iv) being “accrued rights”). If an executive’s employment is terminated by us without “cause” (as defined below) (other than by reason of death or disability) or if the executive resigns as a result of a “constructive termination” (as defined below) (each a “qualifying termination”), the executive is entitled to (i) the accrued rights; (ii) a pro rata portion of a target annual bonus based upon the percentage of the fiscal year that shall have elapsed through the date of the executive’s termination of employment; (iii) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his employment agreement and execution of a general release of claims on our behalf, an amount equal to the product of (x) one-and-one-half in the case of Mr. Gamgort or one in the case of Mr. Steeneck and (y) the sum of (A) the executive’s base salary and (B) the executive’s target annual bonus amount, which shall be payable to the executive in equal installments in accordance with our normal payroll practices; (iv) continued coverage under our group health plans until the earlier of (A) eighteen months in the case of Mr. Gamgort and one year in the case of Mr. Steeneck from the executive’s date of termination of employment with us and (B) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and, in the case of Mr. Gamgort, (v) the applicable payments under the terms of the annual deferred cash incentive award and the transaction incentive award.

For purposes of these agreements, “cause” is defined as (A) the executive’s continued failure substantially to perform his material duties under executive’s employment (other than as a result of total or partial incapacity due to physical or mental illness) following notice by us to the executive of such failure and 30 days within which to cure; (B) theft or embezzlement of our property; (C) any act on the part of executive that constitutes a felony under the laws of the United States or any state thereof (provided, that if a executive is terminated for any action described in this clause (C) and the executive is never indicted in respect of such action, then the burden of establishing that such action occurred will be on us in respect of any proceeding related thereto between the parties and the standard of proof will be clear and convincing evidence (and if we fail to meet that standard, we will reimburse the executive for his reasonable legal fees in connection with that proceeding)); (D) the executive’s willful material misconduct in connection with his duties to us or any act or omission which is materially injurious to our financial condition or business reputation or any of our subsidiaries or affiliates; (E) the executive’s breach of the provisions of the non-competition clause of these agreements; or, solely in the case of Mr. Steeneck, (F) dishonesty in the performance of manager’s duties resulting in material harm to us. No act will be deemed to be “willful” if conducted in good faith with a reasonable belief that the conduct was in our best interests.

For purposes of these agreements, “constructive termination” is defined as (A) our failure to pay or cause to be paid the executive’s base salary or annual bonus (if any) when due; (B) a reduction in the executive’s base salary or target bonus opportunity percentage of base salary (excluding any change in value of equity incentives or a reduction in base salary affecting substantially all similarly situated executives by the same percentage of base salary); (C) any substantial and sustained diminution in the executive’s duties, authority or responsibilities as of the date of the agreement; (D) a relocation of the executive’s primary work location more than 50 miles without his prior written consent; (E) the failure to assign the executive’s employment agreement to a successor, and the failure of such successor to assume that employment agreement, in any public offering or change of control (each as defined in the Securityholders Agreement, dated April 2, 2007, described under “Certain Relationships and Related Party Transactions—Securityholders Agreement”); (F) a Company notice to the executive of our election not to extend the employment term; or, solely in the case of Mr. Gamgort, (G) a failure to elect or reelect or the removal as a member of the Board of Directors; provided, that none of these events will constitute constructive termination unless we fail to cure the event within 30 days after notice is given by the executive specifying in reasonable detail the event which constitutes constructive termination; provided, further, that constructive termination will cease to exist for an event on the 60th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given us notice thereof prior to such date.

In the event of an executive’s termination of employment that is not a qualifying termination or a termination due to death or disability, he will only be entitled to the accrued rights (as defined above); and, in the case of any termination of Mr. Gamgort’s employment upon his death or while he is disabled, by us without cause, or by Mr. Gamgort as a result of his constructive termination, Mr. Gamgort will be entitled to receive the applicable payments under the terms of the annual deferred cash incentive award and the transaction incentive award.

For information with respect to potential payments to the named executive officers pursuant to their employment agreements upon termination or change of control, see the tables set forth below under “—Potential Payments Upon Termination or Change in Control.”

Each of the agreements also contains non-competition provisions that limit the executive’s ability to engage in activity competing with our Company for 18 months, in the case of Mr. Gamgort, or one year, in the case of Mr. Steeneck, after termination of employment. Termination payments are contingent on the executive’s compliance with all non-competition provisions.

Other Change of Control and Severance Agreements

Mr. Schiller, Mr. Fernandez and Ms. Robling have entered into severance agreements that are different from our general policy. Under Mr. Schiller’s agreement, if his employment is terminated by us without cause, then he will be entitled to a cash payment equal to his then current salary and target bonus for 12 months. Under

Mr. Fernandez’s agreement, if his employment is terminated by us without cause, then he would be entitled to a cash payment equal to his then current salary and target bonus for up to 18 months (12 months of severance benefits, plus six additional months should he not be employed after the initial 12 months). Under Ms. Robling’s agreement, if her employment is terminated by us without cause (as defined), then she would be entitled to a cash payment equal to her then current salary for up to 12 months (nine months guaranteed plus three additional months should she not be employed after the initial nine months).

Grants of Plan-Based Awards in Fiscal 2011

The following table provides supplemental information relating to grants of plan-based awards in fiscal 2011 to help explain information provided above in our Summary Compensation Table.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payout Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Units (#)	Grant Date Fair Value of Stock Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Target (#)
Robert J. Gamgort	2011	—	875,000	1,750,000	—	—	—
Craig Steeneck	2011	—	445,861	891,721	—	—	—
Antonio F. Fernandez	2011	—	361,250	722,500	—	—	—
	June 16, 2011				408.75	136.25	1,162,485
Mark L. Schiller	2011	—	364,410	728,821	—	—	—
	June 16, 2011				33.75	11.25	95,985
Sara Genster Robling	2011	—	332,976	665,953	—	—	—

Outstanding Equity Awards at 2011 Fiscal Year End

The following table provides information regarding outstanding awards made to our named executive officers as of our most recent fiscal year end.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#) (a)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (h)
Robert J. Gamgort	450.1	(c)	1,003,582	1,575.3	(c)	3,228,997
Craig Steeneck	75.5	(d)	182,666	480.5	(d)	1,026,182
Antonio F. Fernandez	136.3	(e)	290,623	408.8	(e)	871,868
Mark L. Schiller	111.3	(f)	282,839	333.8	(f)	848,518
Sara Genster Robling	75	(g)	172,603	255.0	(g)	546,909

(a)	Represents Class B-1 profits interest units (“PIUs”), which vest ratably over five years.
(b)

Represents Class B-2 PIUs, which vest ratably over five years depending whether annual or cumulative Adjusted EBITDA targets are met and Class B-3 PIUs, which vest either on a change of control or similar event if certain internal rates of return are met.

(c)	Assuming certain Company performance targets are met, Mr. Gamgort’s unvested Class B PIUs vest as follows: in fiscal 2012—450.1; in fiscal 2013—759.6; in fiscal 2014—787.6 and in fiscal 2015—28.15.
(d)	Assuming certain Company performance targets are met, Mr. Steeneck’s unvested Class B PIUs vest as follows: in fiscal 2012—75.5; in fiscal 2013—434.3; in fiscal 2014—37 and in fiscal 2015—9.3.
(e)

Assuming certain Company performance targets are met, Mr. Fernandez’s unvested Class B PIUs vest as follows: in fiscal 2012—109; in fiscal 2013—190.8; in fiscal 2014—109, in fiscal 2015—109 and in fiscal 2016—27.3.

(f)

Assuming certain Company performance targets are met, Mr. Schiller’s unvested Class B PIUs vest as follows: in fiscal 2012—109; in fiscal 2013—190.8; in fiscal 2014—109, in fiscal 2015—34 and in fiscal 2016—2.3.

(g)	Assuming certain Company performance targets are met, Ms. Robling’s unvested Class B PIUs vest as follows: in fiscal 2012—75; in fiscal 2013—127.5; in fiscal 2014—120 and in fiscal 2015—7.5.
(h)	The value ascribed to the units is the grant date value per Class B Unit and is the value used in calculating stock compensation expense under the authoritative guidance for stock compensation.

Option Exercises and Stock Vested in Fiscal 2011

The following table provides information regarding the amounts received by our named executive officers upon exercise of options or similar instruments or the vesting of stock or similar instruments during our most recent fiscal year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (a) (#)	Value Received on Vesting (a) ($)
Robert J. Gamgort	140.7	310,239
Craig Steeneck	47.8	110,838
Antonio F. Fernandez	—	—
Mark L. Schiller	25.0	64,711
Sara Genster Robling	22.5	51,063

(a)

During fiscal 2011, a portion of the Class B-1 Units vested. The value ascribed to the vested units is the grant date value per Class B Unit, which is the value used in calculating stock compensation expense under ASC Topic 718, the authoritative guidance for stock compensation.

Nonqualified Deferred Compensation for 2011

Robert J. Gamgort, our Chief Executive Officer, has compensation that includes deferred cash incentive MIP awards that are described further above under the section titled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards for 2011—Employment Agreements”.

Pension Benefits for Fiscal 2011

None of our named executive officers are currently in a defined benefit plan sponsored by us or our subsidiaries or affiliates.

Potential Payments Upon Termination or Change in Control

The following tables show the estimated amount of potential cash severance payable to each of the named executive officers, as well as the estimated value of continuing benefits, based on compensation and benefit levels in effect on December 25, 2011, assuming the executive’s employment terminated effective December 25, 2011. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive’s termination of employment.

In the tables below, the value of the accelerated stock vesting was based upon an estimated value of Peak Holdings LLC Class B Units as of December 25, 2011 of $2,855 each. The value of accelerated stock vesting does not include unvested Class B-2 Units and Class B-3 Units that would vest upon a change of control only if certain internal rate of return targets were met because such targets had not been met as of December 25, 2011. The value of the health and welfare benefits in the tables below was estimated at $1,000 per month.

You should read this section together with the subsection above entitled “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards for 2011-Employment Agreements,” which includes, among other things, definitions of the terms “cause” and “constructive termination” used in the tables below with respect to Messrs. Gamgort and Steeneck. The term “change of control” is defined in the applicable employment agreement or severance agreement for each such executive officer. Mr. Gamgort’s severance amounts include $1 million in connection with his deferred cash incentive. Upon a change in control, or a termination without cause, all previously earned deferred cash incentives are also payable.

All employees have life insurance benefits which are payable upon death. The benefit under the life insurance policy for each of the named executive officers is $350,000.

Robert J. Gamgort	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$3,625,000	—	$3,625,000	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$1,285,036	—	—
Vested Stock Awards	—	2,248,598	—	2,248,598	—	—	—
Health and Welfare Benefits	—	18,000	—	18,000	—	—	—

Total	—	$5,891,598	—	$5,891,598	$1,285,036	—	—

Craig Steeneck	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$970,403	—	$970,403	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$215,553	—	—
Vested Stock Awards	—	1,567,395	—	1,567,395	—	—	—
Health and Welfare Benefits	—	12,000	—	12,000	—	—	—

Total	—	$2,549,798	—	$2,549,798	$215,553	—	—

Antonio F. Fernandez	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$637,500	—	—	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$388,994	—	—
Vested Stock Awards	—	—	—	—	—	—	—
Health and Welfare Benefits	—	12,000	—	—	—	—	—

Total	—	$649,500	—	—	$388,994	—	—

Mark L. Schiller	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$793,128	—	—	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$317,619	—	—
Vested Stock Awards	—	499,625	—	—	—	—	—
Health and Welfare Benefits	—	12,000	—	—	—	—	—

Total	—	$1,304,753	—	—	$317,619	—	—

Sara Genster Robling	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$391,737	—	—	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$214,125	—	—
Vested Stock Awards	—	342,600	—	—	—	—	—
Health and Welfare Benefits	—	12,000	—	—	—	—	—

Total	—	$746,337	—	—	$214,125	—	—

Compensation of Directors

Our directors who are also our employees or employees of Blackstone receive no additional compensation for their services as directors. Mr. Deromedi’s compensation is discussed below under “Director Service Agreement.” Mr. Silcock, who is not an employee of the Company nor of Blackstone, received (1) an annual retainer of $30,000 to be paid annually in arrears on April 2, (2) an annual payment of $10,000 for serving as Chairman of the Audit Committee and (3) an annual equity grant with an assumed terminal value of approximately $50,000.

The table below sets forth information regarding director compensation for the fiscal year ended December 25, 2011.

Name	Fees Paid in Cash ($)	Equity Awards (a) ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)	Total Number of Outstanding Equity Awards
Roger Deromedi	159,000	—		—	21,211	—	180,211	1,075
Raymond P. Silcock	40,000	17,064	(b)	—	—	—	57,064	45

(a)	Equity Awards which were valued in accordance with ASC Topic 718, the authoritative guidance for stock compensation, represent grant date fair value for the Class B-1 and Class B-2 Units.
(b)

Represents 8 Class B-1 Units, each valued at a grant date fair value of $2,133. Consistent with Mr. Silcock’s agreement, the value of the units granted was determined based upon the assumed terminal value upon exercise.

Director Service Agreement

In connection with the Blackstone Transaction, on April 2, 2007, we entered into a director service agreement with Roger Deromedi that governs the terms of his services to us and pursuant to which Mr. Deromedi served as Executive Chairman of the Management Committee of Peak Holdings LLC. The term of the agreement commenced on April 2, 2007 and ends on April 2, 2012; provided, however, that commencing on April 2, 2012 and on each April 2nd thereafter, the agreement term is extended for an additional one-year period unless we or Mr. Deromedi provide the other party 60 days’ prior notice before the next extension date that the term will not be so extended. This agreement is terminable by either party at any time; provided that Mr. Deromedi must give no less than 30 days’ notice prior to a resignation.

The director service agreement sets forth Mr. Deromedi’s annual fee, which will be subject to discretionary annual increases upon review by the Board of Directors, and is payable in regular installments. The agreement states that Mr. Deromedi will also be eligible to earn an annual bonus as a percentage of his annual fee with respect to each fiscal year (with a target percentage of 66.7%), based upon the sole discretion of the Board of Directors.

Pursuant to Mr. Deromedi’s agreement, if his services are terminated due to death or disability, he is entitled to receive (i) any base salary accrued through the date of termination, (ii) any annual bonus earned, but unpaid, as of the date of the termination and (iii) reimbursement of any unreimbursed business expenses properly incurred by the director prior to the date of termination (the payments described in (i) through (iii) being “accrued rights”).

Pursuant to the director service agreement, if Mr. Deromedi is terminated by us without “cause,” as defined under “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards in Fiscal 2011-Employment Agreements,” or as a result of a constructive termination (as defined below), he is entitled to: (i) the accrued rights and (ii) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his director service agreement and execution of a general release of claims on our behalf, an amount equal to (x) one multiplied by (y) the sum of the annual base salary plus his target annual bonus, which shall be payable to him in equal installments in accordance with our normal payroll practices.

For purposes of Mr. Deromedi’s agreement, “constructive termination” means (A) the failure by us to pay or cause to be paid his annual compensation or annual bonus, if any, when due; (B) a reduction in his annual compensation (excluding any change in value of equity incentives or a reduction affecting substantially all senior managers); or (C) a material reduction or a material increase in his duties and responsibilities; provided, that none of these events constitutes constructive termination unless we fail to cure the event within 30 days after written notice is given by him specifying in reasonable detail the event that constitutes the constructive termination; provided, further, that constructive termination will cease to exist for an event on the 60th day following the later of its occurrence or his knowledge thereof, unless he has given us written notice thereof prior to such date.

If Mr. Deromedi’s services are terminated by us for “cause” or if he resigns for reasons other than as a result of a constructive termination, he will only be entitled to receive his accrued rights.

Mr. Deromedi’s agreement also contains non-competition provisions that limit his ability to engage in activity competing with us for six months after termination of his services.

On July 13, 2009, Mr. Deromedi, transitioned from Executive Chairman of the Board to Non-Executive Chairman. All other details of his compensation, duties and authority remained unchanged.

Compensation Arrangements to be Adopted in connection with This Offering

2013 Omnibus Incentive Plan

Our Compensation Committee retained Frederic W. Cook & Co., an independent compensation consulting firm, to advise on executive compensation in connection with this offering. In connection with this offering, our Board expects to adopt, and our stockholders expect to approve, a new incentive plan (the “2013 Omnibus Incentive Plan”) prior to the completion of the offering pursuant to which a total of          shares of our common stock will be reserved for issuance under (1) equity awards granted as a result of the conversion of unvested PIUs into restricted common stock of Pinnacle Foods, Inc., (2) stock options and other equity awards granted in connection with the completion of this offering, and (3) awards granted by us under the 2013 Omnibus Incentive Plan following the completion of this offering in accordance with its terms. Following the completion of this offering, no further awards will be made under the 2007 Equity Plans. The following description of the 2013 Omnibus Incentive Plan is not complete and is qualified by reference to the full text of the 2013 Omnibus Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the 2013 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to the welfare of the Company and its affiliates and aligning their interests with those of our stockholders.

Shares Subject to the Plan. The 2013 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the 2013 Omnibus Incentive Plan is         . Of this amount, the maximum number of shares for which incentive stock options may be granted is         ; the maximum number of shares for which options or SARs may be granted to any individual participant during any single fiscal year is         ; the

maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is          (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $        . In the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net set settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the 2013 Omnibus Incentive Plan, unless the shares are surrendered after the termination of the 2013 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company, and such awards shall not be counted against the total number of shares that may be issued under the 2013 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above.

Administration. The 2013 Omnibus Incentive Plan will be administered by the compensation committee of our Board or such other committee of our Board to which it has delegated power, or if no such committee or subcommittee thereof exists, the Board (for purposes of the 2013 Omnibus Incentive Plan, the “Committee”). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2013 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2013 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2013 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2013 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2013 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2013 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2013 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2013 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2013 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Limitations. No award may be granted under the 2013 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, subject to the terms and conditions as determined by the Committee; provided that all stock options granted under the 2013 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options granted in substitution of previously granted awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2013 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised, (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (iii) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price; (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) to the extent the Committee provides in the award agreement or otherwise, through a “net exercise” procedure.

Stock Appreciation Rights. The Committee may grant stock appreciation rights independent of or in connection with a stock option, subject to terms and conditions as determined by the Committee. The strike price per share of a stock appreciation right is determined by the Committee but in no event may such amount be less than the fair market value of a share on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). Generally, each stock appreciation right will entitle the participant upon exercise to an amount equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the numbers of shares of common stock covered by the stock appreciation right. The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of Common Stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Stock and Restricted Stock Units. The Committee may grant shares of restricted stock, subject to terms and conditions as determined by the Committee. As to restricted stock, the holder will generally have the rights and privileges of a stockholder, including without limitation the right to vote such restricted stock and receive dividends, with respect to such restricted stock, except, that if the lapsing of restrictions with respect to such restricted stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such shares of restricted stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse. The Committee may also grant restricted stock units, representing the right to receive, upon the expiration of the appropriate restricted period one share of common stock for each such outstanding restricted stock unit, or, in the discretion of the Committee, the cash value thereof (or any combination thereof). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Stock-Based Awards. The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), under the 2013 Omnibus Incentive Plan, including performance-based awards.

Performance Compensation Awards. The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such awards as a performance compensation award under the 2013 Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per share basis; (viii) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) inventory control; (xviii) enterprise value; (xix) sales; (xx) stockholder return; (xxi) client retention; (xxii) competitive market metrics; (xxiii) employee retention; (xxiv) timely completion of new product rollouts; (xxv) timely launch of new facilities; (xxvi) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxvii) system-wide revenues; (xxviii) royalty income; (xxix) comparisons of continuing operations to other operations; (xxx) market share; (xxxi) cost of capital, debt leverage year-end cash position or book value; (xxxii) strategic objectives, development of new product lines and related revenue, sales and margin targets, co-branding or international operations; or (xxxiii) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure performance of the Company as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in the Company’s fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2013 Omnibus Incentive Plan.

Effect of Certain Events on 2013 Omnibus Incentive Plan and Awards. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2013 Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting the Company, any affiliate, or the financial statements of the Company or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the 2013 Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (B) the number of shares of common stock or other securities of the Company which may be delivered in respect of awards or with respect to which awards may be granted under the 2013 Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event). For the avoidance of doubt, the Committee may cancel stock options and stock appreciation rights for no consideration if the fair market value of the shares subject to such options or stock appreciation rights is less than or equal to the aggregate exercise price or strike price of such stock options or stock appreciation rights.

Nontransferability of Awards. An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against the Company or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established for the benefit of participant or such participant’s family members, and any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s).

Amendment and Termination. The Board may amend, alter, suspend, discontinue, or terminate the 2013 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2013 Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (ii) it would materially increase the benefits accruing to participants under the 2013 Omnibus Incentive Plan, (iii) it would materially increase the number of securities which may be issued under the 2013 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (iv) it would materially modify the requirements for participation in the 2013 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award without such individual’s consent.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents shall be payable in respect of outstanding (i) Options or SARs or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture. An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, without the consent of the Company, while employed by or providing services to the Company or any Affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in detrimental activity that is in conflict with or adverse to the interest of the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such Award, and must repay the gain to the Company. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

PRINCIPAL STOCKHOLDERS

As of                     , 2012, Peak Holdings LLC owned     % of our outstanding common stock and no other person or entity had a direct beneficial ownership interest in our common stock except for certain of our employees who held an aggregate of              shares of our common stock and              exercisable options into              shares of our common stock as of such date. In connection with this offering, we expect that Peak Holdings LLC will be dissolved. The allocation of shares of our common stock among Blackstone and the other equity holders of Peak Holdings LLC, and the number of shares of restricted stock and stock options to be granted in connection with the dissolution of Peak Holdings LLC, will be determined based upon the valuation of our Company derived from the initial public offering price.

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of                     , 2012 following the dissolution of Peak Holdings LLC and as adjusted to reflect the     -for-one stock split to be completed prior to this offering and the shares of our common stock offered hereby, by (1) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and our executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on              shares of our common stock beneficially owned as of                     , 2012 and              shares of common stock beneficially owned after the stock split, this offering and the dissolution of Peak Holdings LLC (or              shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054.

	Common Stock Beneficially Owned Prior to this Offering		Common Stock Beneficially Owned After this Offering
			Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Blackstone Funds (1)
Robert J. Gamgort
Craig Steeneck
Antonio F. Fernandez
Mark L. Schiller
Sara Genster Robling
Roger Deromedi (2)
Jason Giordano (3)
Prakash A. Melwani (3)
Jeff Overly (3)
Raymond P. Silcock
Ann Fandozzi
Directors and Executive Officers as a Group (seventeen persons)

(1)

Includes              shares of our common stock owned by Blackstone Capital Partners V L.P. (“BCP V”),              shares of our common stock owned by Blackstone Capital Partners V-AC L.P. (“BCP V-AC”),              shares of our common stock owned by Blackstone Family Investment Partnership V-SMD L.P. (“Family-SMD”),              shares of our common stock owned by Blackstone Family Investment Partnership V L.P. (“Family”) and              shares of our common stock owned by Blackstone Participation Partnership V L.P. (“Participation”) (collectively, the “Blackstone Funds”). The general partner of BCP V and BCP V-AC is Blackstone Management Associates V L.L.C. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-by-Side GP L.L.C. is the general partner of Family and Participation. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. and the sole member of BCP V Side-by-Side GP L.L.C. Blackstone Holdings III L.P. is indirectly controlled by The Blackstone Group L.P. and is owned, directly or indirectly, by Blackstone professionals and The Blackstone Group L.P. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C., which is in turn wholly owned by Blackstone’s senior managing directors and controlled by its founder Stephen A. Schwarzman. The general partner of Family-SMD is Blackstone Family GP L.L.C., which is controlled by its founder Mr. Schwarzman. Mr. Schwarzman disclaims beneficial ownership of such Units. In addition, reflects beneficial ownership of              shares of our common stock owned by Blackstone Capital Partners (Cayman) V L.P. (“BCP V Cayman”),              shares of our common stock owned by Blackstone Capital Partners (Cayman) V-A L.P. (“BCP V Cayman-A”),              shares of our common stock owned by Blackstone Capital Partners (Cayman) V-AC L.P. (“BCP V-AC Cayman”),              shares of our common stock owned by Blackstone Family Investment Partnership (Cayman) V L.P. (“Family Cayman”),              shares of our common stock owned by Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“Family Cayman SMD”) and              shares of our common stock owned by Blackstone Participation Partnership (Cayman) V L.P (“Participation Cayman”) (collectively, the “Blackstone Cayman Funds”). Blackstone Management Associates (Cayman) V, L.P. is the general partner of BCP V Cayman, BCP V Cayman-A and BCP V-AC Cayman. BCP V GP L.L.C. is a general partner and majority in interest owner of Blackstone Management Associates (Cayman) V, L.P. and the general partner of Family Cayman and Family Participation. Blackstone Holdings III is the sole member of BCP V GP L.L.C. The general partner of Family Cayman SMD is Blackstone Family GP L.L.C., which is controlled by its founder Mr. Schwarzman. Mr. Schwarzman disclaims beneficial ownership of such shares of our common stock. The address for each of the Blackstone Funds, Blackstone Management Associates V L.L.C., BMA V. L.L.C., BCP V Side-by-Side GP L.L.C., Blackstone Holdings III L.P., The Blackstone Group L.P., Blackstone Group Management L.L.C., Blackstone Family GP L.L.C., the Blackstone Cayman Funds, Blackstone Management Associates (Cayman) V, L.P. and BCP V GP L.L.C. is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York, 10154.

(2)	Shares of our common stock are held in a revocable trust for the benefit of Mr. Deromedi.
(3)	Messrs. Melwani, Giordano and Overly are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Securityholders Agreement

We are a party to a securityholders’ agreement with certain holders of our common stock, entered into in connection with the Blackstone Transaction, which will be terminated in connection with this offering. This agreement restricts employee holders of securities of Pinnacle Foods Inc. from transferring those securities prior to the earliest of a qualified public offering, a change of control and the seventh anniversary of the closing of the Blackstone Transaction (the “lapse date”), subject to exceptions, and grants us a right of first refusal in connection with sales by employee holders on or after the lapse date and before a public offering by Pinnacle Foods Inc. Such holders also granted a proxy to Peak Holdings LLC to vote their shares to elect any Board designees of Peak Holdings LLC and approve any matter approved by our Board of Directors. The securityholders agreement also gives Blackstone and Peak Holdings LLC customary drag-along rights in connection with a change of control. Peak Holdings LLC is also a party to a securityholders agreement with Blackstone and the management securityholders of Peak Holdings LLC, which contains substantially similar provisions and will be terminated in connection with this offering and the dissolution of Peak Holdings LLC. Blackstone is also entitled to demand registration rights under the Peak Holdings LLC securityholders agreement and all holders were granted certain “piggyback” registration rights.

Stockholders Agreement

In connection with this offering, we expect to enter into a stockholders agreement with certain affiliates of Blackstone. This agreement will grant Blackstone the right to nominate to our Board of Directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our Board of Directors at such time as long as Blackstone beneficially owns at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our Board of Directors at such time as long as Blackstone beneficially owns at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our Board of Directors at such time as long as Blackstone beneficially owns at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our Board of Directors at such time as long as Blackstone beneficially owns at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our Board of Directors at such time as long as Blackstone beneficially owns at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that Blackstone is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our Board of Directors (e.g., one and one quarter (1 1/4)  directors shall equate to two directors). In addition, Blackstone shall have the right to remove and replace its director-designees at any time and for any reason and to nominate any individual(s) to fill any such vacancies.

So long as Blackstone and its affiliates own at least 50% of our outstanding common stock, under the stockholders agreement Blackstone will also have the right to designate a majority of the members of the committees of our Board of Directors to the extent permitted by law. Furthermore, under the stockholders agreement, so long as Blackstone and its affiliates collectively own at least 25% of our outstanding common stock, approval by Blackstone is required for certain Company actions including certain mergers, consolidations, recapitalizations, asset sales, dissolutions and entering into a business that is materially different from our existing business.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with certain affiliates of Blackstone. This agreement will provide to Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses of Blackstone relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act of 1933, as amended.

Advisory Agreement

Pinnacle Foods Finance LLC entered into a transaction and advisory fee agreement with an affiliate of Blackstone in April 2007 pursuant to which such entity or its affiliates provide certain strategic and structuring advice and assistance to Pinnacle Foods Finance LLC. In addition, under this agreement, affiliates of Blackstone provide certain monitoring, advisory and consulting services to Pinnacle Foods Finance LLC for an aggregate annual management fee equal to the greater of $2.5 million or 1.0% of Adjusted EBITDA for each year thereafter. Affiliates of Blackstone also receive reimbursement for out-of-pocket expenses.

Expenses relating to the management fee were $4.6 million for the fiscal year ended December 25, 2011, $4.5 million for the fiscal year ended December 26, 2010 and $2.5 million for the fiscal year ended December 27, 2009. Expenses relating to the management fee were $3.4 million in the nine months ended September 23, 2012. As of September 23, 2012, prepaid expenses for related party management fees were $1.1 million and were recorded in the Other current assets line in the Consolidated Balance Sheets. In addition, Pinnacle Foods Finance LLC reimbursed Blackstone for out-of-pocket expenses totaling less than $0.1 million in each fiscal year ended December 26, 2010 and December 27, 2009. There were no out-of-pocket expenses reimbursed to Blackstone in the fiscal year ended December 25, 2011. Pinnacle Foods Finance LLC reimbursed Blackstone for out-of-pocket expenses totaling $0.1 million in the nine months ended September 23, 2012.

In connection with the Birds Eye Acquisition in December 2009, the transaction and advisory fee agreement was amended and restated to include a provision that granted the affiliate of Blackstone a 1% transaction fee based on the transaction purchase price. This fee totaled $14.0 million and was paid in December 2009. Also, there was an additional advisory fee with an affiliate for $3.0 million that was also paid in December 2009. These fees are contained within the $24.1 million of transaction fees discussed in Note 3 to our consolidated financial statements included elsewhere in this prospectus. Also, as described in Note 3, Pinnacle Foods Finance LLC incurred original issue discount in connection with the Tranche C Term Loans under Pinnacle Foods Finance LLC’s senior secured credit facilities. A portion of that discount, $0.8 million related to loans from an affiliate of Blackstone.

Upon a change of control in our ownership, a sale of all of our assets, or an initial public offering of our equity, and in recognition of facilitation of such change of control, asset sale or public offering by affiliates of Blackstone, these affiliates of Blackstone may elect to receive, in lieu of annual payments of the management fee, a single lump sum cash payment equal to the then-present value of all then-current and future management fees payable under this agreement. The lump sum payment would only be payable to the extent that it is permitted under the indentures and other agreements governing our indebtedness.

In connection with this offering, the parties intend to terminate the transaction and advisory fee agreement in accordance with its terms. Upon completion of this offering, pursuant to and in connection with the terms of the transaction and advisory fee agreement, we will pay total fees of approximately $         million to an affiliate of Blackstone (which amount will include a transaction fee equal to 1%, or approximately $         million, of the estimated gross proceeds from this offering and a termination fee equal to approximately $         million).

Supplier Costs

Graham Packaging Company, Inc. (“Graham Packaging”), which was formerly controlled by affiliates of Blackstone, supplies packaging for some of our products. Purchases from Graham Packaging were $7.8 million for the fiscal year ended December 25, 2011, $6.6 million for the fiscal year ended December 26, 2010 and $6.2 million for the fiscal year ended December 27, 2009. On September 8, 2011, Graham Packaging announced the completion of its acquisition by Reynolds Group Holdings Limited, and thus ceased to be an affiliate of Blackstone.

Customer Purchases

Performance Food Group Company, which is controlled by affiliates of Blackstone, is a food service supplier that purchases products from us. Sales to Performance Food Group Company were $4.8 million for the fiscal year ended December 25, 2011, $5.9 million for the fiscal year ended December 26, 2010 and $5.2 million for the fiscal year ended December 27, 2009. Sales to Performance Food Group Company were $3.4 million in the nine months ended September 23, 2012. As of September 23, 2012 and December 25, 2011, amounts due from Performance Food Group Company were $0.07 million and $0.1 million, respectively and were recorded on the Accounts receivable, net of allowances line in the Consolidated Balance Sheets.

Debt and Interest Expense

For the nine months ended September 23, 2012, fees and interest expense recognized in the Consolidated Statements of Operations for debt to affiliates of Blackstone totaled $2.8 million. As of September 23, 2012 and December 25, 2011, interest accrued on debt to related parties was $0.1 million and $0.4 million, respectively and was recorded on the Accrued liabilities line in the Consolidated Balance Sheets. As of December 25, 2011, $122.0 million of our senior secured term loan was owed to affiliates of Blackstone. Related party interest for affiliates of Blackstone for the fiscal year ended December 25, 2011 was $6.2 million. As of December 26, 2010, $125.7 million of our senior secured term loan was owed to affiliates of Blackstone. Related party interest for affiliates of Blackstone for the fiscal year ended December 26, 2010 was $5.0 million. As of December 27, 2009, $109.2 million of our senior secured term loan was owed to affiliates of Blackstone. Related party interest for affiliates of Blackstone for the fiscal year ended December 27, 2009 was $1.4 million.

Equity Investment by Chairman and Executive Officers

At the time of our acquisition by Blackstone, our senior management invested $7.0 million to acquire equity interests in our parent company, Peak Holdings LLC, in the form of Class A-2 Units of Peak Holdings LLC. In addition, each was awarded non-voting profits interest units in Peak Holdings LLC under our equity incentive plans described in “Management—Compensation Discussion and Analysis—Elements of Compensation,” subject to future vesting conditions.

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and senior management invested $3.1 million to acquire equity interests in Peak Holdings LLC in the form of Class A-2 Units of Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $0.6 million and were fully paid in January 2010. Total equity investments by the non-executive Chairman, current and former Directors and senior management as of December 25, 2011 were $11.4 million.

We expect that Peak Holdings LLC will be dissolved in connection with this offering, and holders of Class A-2 Units of Peak Holdings LLC will receive shares of our common stock in connection with such dissolution.

Related Persons Transaction Policy

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors will adopt a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the applicable stock exchange. Under the new policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of the Board of Directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the Board of Directors or recommended by the compensation committee to the Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the applicable stock exchange and Internal Revenue Code.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Agreement

In connection with the Blackstone Transaction, we entered into senior secured credit facilities with Lehman Commercial Paper Inc., as administrative agent, collateral agent and swing line lender, Lehman Brothers Inc., as joint lead arranger and joint bookrunner, Goldman Sachs Credit Partners L.P., as syndication agent, joint lead arranger and joint bookrunner, and the other agents and lenders from time to time party thereto. Subsequent to the Blackstone Transaction, Barclays Bank PLC became the joint lead arranger and joint bookrunner. In connection with the Birds Eye Acquisition, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as administrative agent and collateral agent, Barclays Capital, the investment banking division of Barclays Bank PLC, as joint lead arranger and joint bookrunner, Banc of America Securities LLC, as joint lead arranger and joint bookrunner, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint bookrunner, HSBC Securities (USA) Inc., as joint bookrunner, Macquarie Capital (USA) Inc., as joint bookrunner, and the lenders from time to time party thereto. In August 2010, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as sole and exclusive administrative agent and sole collateral agent and Barclays Capital, the investment banking division of Barclays Bank PLC, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners. In April 2012, we entered into the Fifth Amendment and Restatement Agreement to the credit agreement governing our senior secured credit facilities. In August 2012, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as administrative agent and Barclays Bank PLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners (as so amended, the “Senior Secured Credit Facilities”).

As of September 23, 2012, the Senior Secured Credit Facilities consisted of:

•

the $885.9 million senior secured term loan facility (the “Tranche B Term Loans”), $246.4 million of which will mature on April 2, 2014 (the “Non-Extended Term Loans”) and $639.5 million (the “Extended Initial Term Loans”) of which will mature on the earlier of (i) October 2, 2016 and (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014;

•

the $150.0 million senior secured revolving credit facility (the “Replacement Revolving Credit Facility”), $119 million of which would have been available for borrowing as of September 23, 2012 after giving effect to $31 million of outstanding letters of credit, maturing on the earliest of (i) April 17, 2017, (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014, (iii) June 2, 2017, if more than $150 million of the 8.25% Senior Notes are outstanding on June 2, 2017, (iv) January 3, 2014, if more than $150 million of the aggregate principal amount of the Non-Extended Term Loans are outstanding on January 3, 2014, and (v) if more than $150 million of the aggregate principal amount of the Extended Initial Term Loans are outstanding on July 3, 2016, on (x) July 3, 2016 or (y) October 1, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on October 1, 2014;

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the $399 million senior secured term loan facility (the “Tranche E Term Loans”) maturing on the earliest of (i) October 17, 2018, (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014 and (iii) June 2, 2017, if more than $150 million of the 8.25% Senior Notes are outstanding on June 2, 2017; and

•

the $450 million senior secured term loan facility (the “Tranche F Term Loans” and, together with the Tranche B Term Loans and the Tranche E Term Loans, the “Term Loans”) maturing on the earliest of (i) October 17, 2018, (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014 and (iii) June 2, 2017, if more than $150 million of the 8.25% Senior Notes are outstanding on June 2, 2017

Pinnacle Foods Finance LLC, which is referred to in this section as the “Borrower,” is the borrower under the Senior Secured Credit Facilities. The Replacement Revolving Credit Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings. In addition, the Senior Secured Credit Facilities also provide us with the option to raise incremental credit facilities, refinance the loans with debt incurred outside the credit agreement and extend the maturity date of the revolving loans and term loans, in each case, subject to certain limitations.

Interest Rate and Fees

Borrowings for the Extended Initial Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Extended Initial Term Loans is 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans. If any Non-Extended Term Loans are extended after April 17, 2012 with an all in yield which exceeds the all in yield of the Extended Initial Term Loans by more than 0.50% per annum, then the all in yield of the Extended Initial Term Loans shall be increased to a rate such that the all in yield on the Non-Extended Term Loans does not exceed the all in yield on the Extended Initial Term Loans by more than 0.50% per annum.

Borrowings under the Non-Extended Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Non-Extended Term Loans is based on a total leverage based grid and is currently 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans.

Borrowings for the Tranche E Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing; provided that the base rate for the Tranche E Term Loans is subject to a floor of 2.25%, and the LIBOR rate for the Tranche E Term Loans is subject to a floor of 1.25%. The margin for the Tranche E Term Loans is 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans; subject to a step-down of 0.25% (i) upon the consummation of the issuance of common stock (or other interest) by any affiliated parent entity of the Borrower in an underwritten primary public offering pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act of 1933, as amended (the “IPO”) and (ii) upon achievement of a total leverage ratio less than or equal to 5.00 to 1.00.

Borrowings for the Tranche F Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing; provided that the base rate for the Tranche F Term Loans is subject to a floor of 2.25%, and the LIBOR rate for the Tranche F Term Loans is subject to a floor of 1.25%. The margin for the Tranche F Term Loans is 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans; subject to a step-down of 0.25% (i) upon the consummation of an IPO and (ii) upon achievement of a total leverage ratio less than or equal to 5.00 to 1.00.

Borrowings under the Replacement Revolving Credit Facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Replacement Revolving Credit Facility is based on a total leverage based grid and is currently 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee to the lenders under the Replacement Revolving Credit Facility in respect of the unutilized commitments thereunder at the same rate provided for in our existing revolving credit facility. The initial commitment fee rate of our existing revolving credit facility is based on a total leverage based grid and is currently 0.50% per annum. We are also required to pay customary letter of credit fees.

Prepayments

The Senior Secured Credit Facilities, as amended, require us to prepay outstanding Term Loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to our attaining certain leverage ratios) of our annual excess cash flow;

•

if the borrower’s senior secured leverage ratio is greater than 3.25 to 1.00 and if no event of default has occurred and is continuing, 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 15 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 15 months of the receipt thereof, within 180 days of the date of such commitment; and

•	100% of the net proceeds of any incurrence of debt by the borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the Senior Secured Credit Facilities.

Notwithstanding any of the foregoing, each lender under the Term Loans has the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied to installments of the Term Loans at the direction of the Borrower, subject to certain limitations.

We may voluntarily repay outstanding loans at any time without premium or penalty, other than a prepayment premium on voluntary prepayment of Tranche E Term Loans, Tranche F Term Loans or Extended Initial Term Loans on or prior to April 17, 2013 as a result of an amendment or refinancing, the effect of which is to decrease the applicable interest rate, and customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay installments on the Term Loans in quarterly installments in aggregate annual amounts equal to 1.00% of their aggregate initial funded total principal amount, with the remaining amount payable on the applicable maturity date with respect to such Term Loans.

Guarantee

The obligations under the Senior Secured Credit Facilities are unconditionally and irrevocably guaranteed by each of Peak Finance Holdings LLC, any subsidiary of Peak Finance Holdings LLC that directly or indirectly owns 100% of the issued and outstanding equity interests of the Borrower, and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly-owned subsidiaries (collectively, the “Guarantors”). In addition, subject to certain exceptions and qualifications, the Senior Secured Credit Facilities are collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each of our direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each of material foreign subsidiaries that are direct or indirect subsidiaries of Peak Finance Holdings LLC and (ii) certain tangible and intangible assets of the Borrower and those of the Guarantors.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of significant affirmative and negative covenants and events of default. Such covenants, among other things, restrict, subject to certain exceptions, the ability of the borrower and its restricted subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into hedging arrangements;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions; and

•	engage in certain transactions with affiliates.

The Senior Secured Credit Facilities also require the borrower and its restricted subsidiaries to maintain a net first lien leverage ratio not to exceed 5.25 to 1.00. Our Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default.

Indentures

General

On April 2, 2007, Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. (collectively, the “Issuers”) co-issued $325.0 million of 9.25% Senior Notes (the “9.25% Senior Notes”) due 2015. On December 23, 2009, as part of the Birds Eye Acquisition, the Issuers issued an additional $300 million of the 9.25% Senior Notes. On August 17, 2010, the Issuers issued $400.0 million of 8.25% Senior Notes due 2017 (the “8.25% Senior Notes”, and, together with the 9.25% Senior Notes, the “Senior Notes”) and utilized the proceeds, together with the proceeds of the Tranche D Term Loans, to repay $842.3 million aggregate principal amount of outstanding tranche C term loans (the “Tranche C Term Loans”) under the Senior Secured Credit Facilities and to pay related fees, expenses and other transaction costs.

As of December 25, 2011, we had outstanding $625.0 million in the 9.25% Senior Notes and $400.0 million in the 8.25% Senior Notes.

Interest on the Senior Notes is payable semi-annually.

The Senior Notes

The Senior Notes are the Issuers’ senior unsecured obligations and

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; and

•

are effectively subordinated in right of payment to all existing and future secured debt (including obligations under the Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of the Issuers’ subsidiaries that is not a guarantor of the Senior Notes.

Covenants

The indentures governing the Senior Notes contain a number of significant covenants that, among other things, restrict our ability to dispose of certain assets, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

These covenants are subject to a number of important limitations and exceptions. During any period in which the Senior Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s and no default has occurred and is continuing under the indenture governing the Senior Notes, we will not be subject to many of the covenants.

Optional Redemption

The Issuers may redeem some or all of the 8.25% Senior Notes at any time prior to September 1, 2013 at a price equal to 100% of the principal amount of 8.25% Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such 8.25% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such 8.25% Senior Note at September 1, 2013, plus (ii) all required interest payments due on such 8.25% Senior Note through September 1 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such 8.25% Senior Notes.

In addition, until September 1, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to 8.25% plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the right of holders of the 8.25% Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by us from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of the 8.25% Senior Notes originally issued under the indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

The Issuers may redeem the 9.25% Senior Notes and the 8.25% Senior Notes at the redemption prices listed below, if redeemed during the twelve-month period beginning on April 1st (for the 9.25% Senior Notes) or September 1st (for the 8.25% Senior Notes) of each of the years indicated below:

9.25% Senior Notes
Year	Percentage
2012	102.313%
2013	100.000%

8.25% Senior Notes
Year	Percentage
2013	106.188%
2014	104.125%
2015	102.063%
2016 and thereafter	100.000%

Change of Control Offer

Upon the occurrence of a change of control, the Issuers of the Notes will be required to offer to repurchase some or all of the Senior Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest (as defined in the indentures), if any, to the repurchase date.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (the “DGCL”). Upon the consummation of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

We will amend and restate our certificate of incorporation to, among other things, effect a             -for-one stock split for our shares of common stock prior to the offering. Each share of our common stock outstanding will become              shares of common stock pursuant to the stock split.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up or the sale of all or substantially all of our assets and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the applicable stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

Annual Stockholder Meetings

Our amended and restated bylaws provides that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of                     , which would apply if and so long as our common stock remains listed on                     , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board, but must consist of not less than seven or more than 15 directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that Blackstone and any of its respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone beneficially owns in the aggregate, less than 40% in the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and bylaws also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with Blackstone, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or, for so long as Blackstone beneficially owns, in the aggregate, at least 40% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, by the stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of common stock outstanding will be able to elect all our directors.

Requirements for Advance Notification of Special Stockholder Meetings, Nominations and Proposals

Our restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the Board of Directors, the Board of Directors or a committee of the Board of Directors which has been designated by the Board of Directors at the request of Blackstone; provided, however, at any time when Blackstone beneficially owns, in the aggregate, less than 40% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the Board of Directors, the Board of Directors or a committee of the Board of Directors which has been designated by the Board of Directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to Blackstone and its affiliates so long as the stockholders agreement with Blackstone remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent after the date on which Blackstone ceases to own at least 40% of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone beneficially owns, in the aggregate, at least 40% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition or repeal. At any time when Blackstone beneficially owns, in the aggregate, less than 40% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders will require the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone beneficially owns less than 40% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended only by a vote of 75% or more of all of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 75% supermajority vote to amend our bylaws;

•	the classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us pursuant to which they will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. No business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

Listing

We intend to apply to list our common stock on                      under the symbol “             .”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have              shares of common stock outstanding, or              shares, if the underwriters exercise in full their option to purchase additional shares. Of these shares, only              shares of common stock sold in this offering by us will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). In addition, options to purchase an aggregate of approximately              shares of our common stock will be outstanding as of the closing of this offering. Of these options,          will have vested at or prior to the closing of this offering and          will vest over the next      years. The              shares of common stock held by Blackstone, certain of our directors and officers and other existing stockholders after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition,              shares of common stock will be authorized and reserved for issuance in relation to potential future awards under the 2013 Omnibus Incentive Plan to be adopted in connection with this offering.

The restricted shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for sale at various times after the date of this prospectus pursuant to Rule 144; and

•	shares subject to the lock-up agreements described below will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, Blackstone and all of our other stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting.”

Registration Rights

Pursuant to a Registration Rights Agreement, we have granted certain affiliates of Blackstone the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)).

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (generally on IRS Form W-8BEN) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Payment of the proceeds of a sale of our common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalty of perjury (generally on IRS Form W-8BEN) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, (1) a United States person, (2) a controlled foreign corporation, (3) a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, (4) a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or (5) a foreign partnership engaged in a trade or business in the United States, then such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock occurring after December 31, 2016 paid to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Prospective investors should consult their own tax advisor regarding this legislation.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common stock using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Representation

Accordingly, by acceptance of the common stock, each buyer and subsequent transferee of the common stock will be deemed to have represented and warranted that either (A) no portion of the assets used by such buyer or transferee to acquire and hold the common stock constitutes assets of any Plan or (B) the purchase and holding of the common stock by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the matters described herein.

UNDERWRITING

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. In addition, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and UBS Securities LLC are acting as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co
Morgan Stanley & Co. LLC
UBS Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing stockholders, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or announce material news or a material event or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Listing

We intend to apply to list our common stock on                      under the symbol “        .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our Company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                      in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities. Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as agents and/or lenders under the Senior Secured Credit Facilities and as a result, may receive a portion of the proceeds hereof if such proceeds are used to repay the Senior Secured Credit Facilities.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives have been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

We, our representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

The consolidated financial statements of Pinnacle Foods Inc. as of and for the years ended December 25, 2011 and December 26, 2010, and the retrospective inclusion of the disclosures related to earnings per share to the consolidated financial statements for the year ended December 27, 2009, included in this prospectus and the related financial statement schedule as of and for the years ended December 25, 2011 and December 26, 2010 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2009, before the effects of the adjustments to retrospectively reflect the earnings per share described in Note 5 to the consolidated financial statements (not separately included in this prospectus), have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The adjustments to those financial statements to retrospectively reflect the earnings per share described in Note 5 to consolidated financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated financial statements for the year ended December 31, 2009 included in this prospectus have been so included in reliance on the reports of (i) PricewaterhouseCoopers LLP, solely with respect to those financial statements before the effects of the adjustments to retrospectively reflect the earnings per share described in Note 5 to the consolidated financial statements and (ii) Deloitte & Touche LLP solely with respect to the adjustments to those financial statements to retrospectively reflect the earnings per share described in Note 5 to the consolidated financial statements, given on the authority of said firms as experts in auditing and accounting.

The consolidated financial statements of Birds Eye Foods, Inc. as of and for the years ended June 27, 2009, June 28, 2008 and June 30, 2007 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in accounting for income taxes). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.

We will file annual, quarterly and special reports and other information with the SEC. Pinnacle Foods Finance LLC’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate web site under the heading “Investors,” at http://www.pinnaclefoods.com. The information we file with the SEC or contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Audited Consolidated Financial Statements of Pinnacle Foods Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)	F-2
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)	F-3
Consolidated Statements of Operations for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009	F-4
Consolidated Statements of Comprehensive Earnings (Loss) for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009	F-5
Consolidated Balance Sheets at December 25, 2011 and December 26, 2010	F-6
Consolidated Statements of Cash Flows for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009	F-7
Consolidated Statements of Shareholders’ Equity	F-8
Notes to Consolidated Financial Statements	F-9
Unaudited Consolidated Financial Statements of Pinnacle Foods Inc. and Subsidiaries
Consolidated Statements of Operations for the nine months ended September 25, 2011, and September 23, 2012	F-53
Consolidated Statements of Comprehensive Earnings for the nine months ended September 25, 2011 and September 23, 2012	F-54
Consolidated Balance Sheets at September 23, 2012 and December 25, 2011	F-55
Consolidated Statements of Cash Flows for the nine months ended September 25, 2011 and September 23, 2012	F-56
Consolidated Statements of Shareholders’ Equity	F-57
Notes to Consolidated Financial Statements	F-58
Audited Consolidated Financial Statements of Birds Eye Foods, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-84
Consolidated Balance Sheets as of June 28, 2008, June 27, 2009 and September 26, 2009	F-85

Consolidated Statements of Operations and Comprehensive (Loss)/Income for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 27, 2008 and September 26, 2009

F-86
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 27, 2008 and September 26, 2009	F-87
Consolidated Statements of Stockholder’s Deficit for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and for the three months ended September 26, 2009	F-89
Notes to Consolidated Financial Statements	F-90

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pinnacle Foods Inc.

Parsippany, New Jersey

We have audited the accompanying consolidated balance sheets of Pinnacle Foods Inc., formerly known as Crunch Holding Corp., and subsidiaries (the “Company”) as of December 25, 2011 and December 26, 2010 and the related consolidated statements of operations, comprehensive earnings (loss), shareholders’ equity, and cash flows for the years ended December 25, 2011 and December 26, 2010. Our audits also included the financial statement schedule as of and for the years ended December 25, 2011 and December 26, 2010 listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits. The consolidated financial statements of the Company for the year ended December 27, 2009, before the effects to retrospectively include disclosure related to earnings per share, were audited by other auditors whose report, dated June 9, 2010, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2011 and 2010 consolidated financial statements present fairly, in all material respects, the financial position of Pinnacle Foods Inc. and subsidiaries as of December 25, 2011 and December 26, 2010, and the results of their operations and their cash flows for the years ended December 25, 2011 and December 26, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule as of and for the years ended December 25, 2011 and December 26, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited the adjustment to the 2009 consolidated financial statements to retrospectively include earnings per share, as described in Note 5 to the consolidated financial statements. Our procedures included (1) comparing the amounts shown in the Company’s earnings per share disclosure in 2009 to the Company’s underlying analysis, (2) comparing the shares outstanding and net earnings shown in the Company’s underlying analysis to the previously issued consolidated financial statements for 2009, (3) recalculating the weighted average shares outstanding and earnings per share, and (4) testing the mathematical accuracy of the underlying analysis. In our opinion, such retrospective adjustment is appropriate and has been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2009 consolidated financial statements of the Company other than with respect to the retrospective adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2009 consolidated financial statements taken as a whole.

/s/ Deloitte and Touche LLP

Parsippany, New Jersey

March 23, 2012, except for earnings per share

information, as to which the date is December 19, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pinnacle Foods Inc.

In our opinion, the consolidated statements of operations, comprehensive earnings, shareholders’ equity and cash flows for the year ended December 27, 2009, before the effects of the adjustments to retrospectively reflect the earnings per share described in Note 5, present fairly, in all material respects, the results of operations and cash flows of Pinnacle Foods Inc. (formerly known as “Crunch Holding Corp.”) and its subsidiaries for the year ended December 27, 2009, in conformity with accounting principles generally accepted in the United States of America (the 2009 financial statements before the effects of the adjustments discussed in Note 5 are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the earnings per share described in Note 5 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 9, 2010

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of dollars, except per share data)

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Net sales	$2,469,562	$2,436,703	$1,642,931
Cost of products sold	1,854,696	1,834,375	1,263,627

Gross profit	614,866	602,328	379,304
Operating expenses
Marketing and selling expenses	171,641	172,344	123,833
Administrative expenses	80,460	109,950	62,737
Research and development expenses	8,021	9,387	4,562
Goodwill impairment charges	122,900	—	—
Other expense (income), net	48,578	45,495	42,214

Total operating expenses	431,600	337,176	233,346

Earnings before interest and taxes	183,266	265,152	145,958
Interest expense	208,319	236,004	121,167
Interest income	242	288	89

Earnings (loss) before income taxes	(24,811)	29,436	24,880
Provision (benefit) for income taxes	22,103	7,399	(277,723)

Net earnings (loss)	$(46,914)	$22,037	$302,603

Net earnings (loss) per share:
Basic	$(31.87)	$17.79	$336.30

Diluted	$(31.87)	$16.53	$304.49

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(thousands of dollars)

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Net earnings (loss)	$(46,914)	$22,037	$302,603
Other comprehensive earnings
Swaps mark to market adjustments	21,738	(3,428)	(17,177)
Amortization of deferred mark-to-market adjusted on terminated swaps	2,119	3,296	4,429
Foreign currency translation	285	367	(791)
(Loss) gain on pension actuarial assumptions	(28,169)	(4,098)	5,841
Tax benefit (provision) on other comprehensive earnings	1,123	(2,078)	6,567

Total other comprehensive loss - net of tax	(2,904)	(5,941)	(1,131)

Total comprehensive (loss) earnings	$(49,818)	$16,096	$301,472

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)

	December 25, 2011	December 26, 2010
Current assets:
Cash and cash equivalents	$151,031	$115,286
Accounts receivable, net of allowances of $5,440 and $5,214, respectively	159,981	145,258
Inventories	335,812	329,635
Other current assets	7,549	21,507
Deferred tax assets	71,109	38,288

Total current assets	725,482	649,974
Plant assets, net of accumulated depreciation of $205,281 and $158,699, respectively	501,283	447,068
Tradenames	1,604,512	1,629,812
Other assets, net	178,849	200,367
Goodwill	1,441,495	1,564,395

Total assets	$4,451,621	$4,491,616

Current liabilities:
Short-term borrowings	$1,708	$1,591
Current portion of long-term obligations	15,661	4,648
Accounts payable	152,869	115,369
Accrued trade marketing expense	35,125	47,274
Accrued liabilities	128,785	142,746
Accrued income taxes	—	193

Total current liabilities	334,148	311,821
Long-term debt (includes $121,992 and $125,698 owed to related parties, respectively)	2,738,650	2,797,307
Pension and other postretirement benefits	93,406	78,606
Other long-term liabilities	22,099	43,010
Deferred tax liabilities	417,966	365,787

Total liabilities	3,606,269	3,596,531
Commitments and contingencies (Note 13)
Shareholders’ equity:
Pinnacle common stock: par value $.01 per share, 2,000,000 shares authorized, issued and outstanding 1,471,146 and 1,472,668, respectively	15	15
Additional paid-in-capital	697,337	697,252
Retained earnings	200,436	247,350
Accumulated other comprehensive loss	(52,436)	(49,532)

Total shareholders’ equity	845,352	895,085

Total liabilities and shareholders’ equity	$4,451,621	$4,491,616

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars)

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Cash flows from operating activities
Net earnings (loss)	$(46,914)	$22,037	$302,603
Non-cash charges (credits) to net earnings (loss)
Depreciation and amortization	88,476	78,049	65,468
Goodwill and intangible asset impairment charges	148,200	29,000	1,300
Plant asset impairment charges	1,286	—	—
Amortization of discount on term loan	1,205	2,157	28
Amortization of debt acquisition costs	11,062	13,541	10,230
Write off debt issue and refinancing cost	—	17,281	—
Amortization of deferred mark-to-market adjustment on terminated swap	2,119	3,295	4,429
Change in value of financial instruments	1,617	1,043	(292)
Equity-based compensation charge	1,151	4,727	3,190
Pension expense, net of contributions	(13,543)	(8,096)	2,126
Other long-term liabilities	113	(1,398)	(1,007)
Other long-term assets	169	447	1,160
Deferred income taxes	20,524	4,382	(277,711)
Changes in working capital
Accounts receivable	(10,952)	12,958	2,705
Inventories	(5,785)	60,578	12,786
Accrued trade marketing expense	(12,111)	(1,899)	(4,759)
Accounts payable	38,201	(548)	(13,370)
Accrued liabilities	(23,490)	14,424	19,760
Other current assets	2,884	5,000	(12,403)

Net cash provided by operating activities	204,212	256,978	116,243

Cash flows from investing activities
Payments for business acquisition	—	—	(1,314,746)
Capital expenditures	(117,306)	(81,272)	(52,030)
Proceeds from sale of plant assets held for sale	7,900	—	—

Net cash used in investing activities	(109,406)	(81,272)	(1,366,776)

Cash flows from financing activities
Proceeds from bond offerings	—	400,000	300,000
Proceeds from bank term loan	—	442,300	838,250
Repayments of long-term obligations	(57,547)	(946,558)	(12,500)
Borrowings under revolving credit facility	—	—	74,888
Repayments of revolving credit facility	—	—	(100,888)
Proceeds from short-term borrowings	3,070	3,409	1,921
Repayments of short-term borrowings	(2,954)	(3,049)	(852)
Repayment of capital lease obligations	(2,543)	(2,658)	(345)
Change in bank overdrafts	—	(14,304)	(2,602)
Equity contributions	558	626	264,325
Repurchases of equity	(1,624)	(1,282)	(2,207)
Collection of notes receivable from officers	—	565	—
Debt acquisition costs	(721)	(13,370)	(40,162)
Other financing	2,730	—	—

Net cash used in financing activities	(59,031)	(134,321)	1,319,828

Effect of exchange rate changes on cash	(30)	27	318
Net change in cash and cash equivalents	35,745	41,412	69,613
Cash and cash equivalents—beginning of period	115,286	73,874	4,261

Cash and cash equivalents—end of period	$151,031	$115,286	$73,874

Supplemental disclosures of cash flow information:
Interest paid	$196,339	$179,766	$117,468
Interest received	241	271	89
Income taxes (refunded) paid	(1,954)	6,998	589
Non-cash investing and financing activities:
New capital leases	11,240	13,587	1,200

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(thousands of dollars, except share amounts)

	Common Stock		Additional Paid In Capital	Notes Receivable From Officers	Retained earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount
Balance at December 28, 2008	899,607	$9	$427,314	$—	$(77,290)	$(42,460)	$307,573

Equity contribution:
Cash			262,540				262,540
Shares purchased	3,901	—	1,785				1,785
Shares repurchased	(4,824)	—	(2,207)				(2,207)
Equity related compensation			3,190				3,190
Notes receivable from officers			565	(565)			—
Comprehensive earnings					302,603	(1,131)	301,472

Balance at December 27, 2009	898,684	$9	$693,187	$(565)	$225,313	$(43,591)	$874,353

Equity contribution:
Share issuance	575,168	6	(6)				—
Shares purchased	1,126	—	626
Shares repurchased	(2,310)	—	(1,282)				(1,282)
Equity related compensation			4,727				4,727
Collection of notes receivable from officers				565			565
Comprehensive earnings					22,037	(5,941)	16,096

Balance at December 26, 2010	1,472,668	$15	$697,252	$—	$247,350	$(49,532)	$895,085

Equity contribution:
Shares purchased	812	—	$558				558
Shares repurchased	(2,334)	—	(1,624)				(1,624)
Equity related compensation			1,151				1,151
Comprehensive earnings					(46,914)	(2,904)	(49,818)

Balance, December 25, 2011	1,471,146	$15	$697,337	$—	$200,436	$(52,436)	$845,352

See accompanying Notes to Consolidated Financial Statements

1. Summary of Business Activities

Business Overview

Pinnacle Foods Inc. (hereafter referred to as “Pinnacle” or the “Company”), formerly known as Crunch Holding Corp., is a holding company whose sole asset is 100% ownership of Peak Finance Holdings LLC (“PFH”). PFH is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC (“PFF”). In addition, a warrant agreement is in place, whereby Peak Holdings LLC, Pinnacle’s parent, can acquire an additional 94,000 shares (subject to adjustment) of Pinnacle.

PFF is a leading manufacturer, marketer and distributor of high quality, branded convenience food products, the products and operations of which are managed and reported in three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. The Company’s United States retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), frozen seafood (Van de Kamp’s, Mrs. Paul’s), full-calorie single-serve frozen dinners and entrées (Hungry-Man), frozen breakfast (Aunt Jemima), frozen and refrigerated bagels (Lender’s), and frozen pizza for one (Celeste) are reported in the Birds Eye Frozen Division. The Company’s baking mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), table syrups (Mrs. Butterworth’s and Log Cabin), canned meat (Armour, Nalley, Brooks), pie and pastry fillings (Comstock, Wilderness), barbecue sauces (Open Pit), salad dressing (Bernstein’s) and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and the Company’s food service and private label businesses.

History and Current Ownership

Since 2001, the Company and its predecessors have been involved in several business combinations to acquire certain assets and liabilities related to the brands discussed above.

On December 23, 2009, Pinnacle Foods Group LLC (“PFG LLC”), an entity wholly owned by PFF, purchased Birds Eye Foods, Inc (the “Birds Eye Acquisition”). See Note 3, for a full description of the transaction, and brands of Birds Eye Foods, Inc.

2. Summary of Significant Accounting Policies

Consolidation. The Consolidated Financial Statements include the accounts of Pinnacle and its wholly-owned subsidiaries. The results of companies acquired during the year are included in the Consolidated Financial Statements from the effective date of the acquisition. Intercompany transactions have been eliminated in consolidation.

During the third quarter of 2011, PFF entered into a transaction with U.S. Bancorp Community Development Corporation and Iowa Community Development LC in connection with our participation in the federal government’s New Markets Tax Credit Program. Under the terms of the transaction, PFF received proceeds of $2.7 million, which will be used to expand the Ft. Madison, Iowa manufacturing facility. PFF must maintain its status as a qualified entity for a period of seven years from the closing date in order to earn the $2.7 million benefit received. The assets acquired with the proceeds of the transaction, as well as certain other assets of PFF are pledged to secure PFF’s continued qualification under the New Markets Tax Credit Program. The $2.7 million is recorded in Other long-term liabilities on the Consolidated Balance Sheet.

The transaction resulted in the creation of two new entities, ICD XIII LLC and Pinnacle Foods Investment Fund LLC. PFF has no legal equity interest in these entities. However, since the primary purpose of this transaction is to facilitate benefits for PFF under the New Markets Tax Credit Program and PFF provides a guaranty of its status as a qualified entity, the consolidation analysis determined that PFF is the primary beneficiary and the two new entities should be, and are, consolidated in our Consolidated Financial Statements.

Foreign Currency Translation. Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of Accumulated other comprehensive loss within shareholders’ equity. The Company translates the results of operations of its foreign subsidiary at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in Cost of products sold on the Consolidated Statements of Operations and were a $1,537 loss in the year ended December 25, 2011, a $3,388 loss in the year ended December 26, 2010 and a $2,788 gain in the year ended December 27, 2009. These amounts include the mark to market and realized gains and losses on our foreign currency swaps as discussed in Note 12 to our Consolidated Financial Statements.

Fiscal Year. The Company’s fiscal year ends on the last Sunday in December.

Cash and Cash Equivalents. The Company considers investments in all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash equivalents are measured at fair value and are Level 1 assets.

Inventories. Substantially all inventories are valued at the lower of average cost or net realizable value. The type of costs included in inventory are ingredients, containers, packaging, other raw materials, direct manufacturing labor and fully absorbed manufacturing overheads. When necessary, the Company provides allowances to adjust the carrying value of its inventories to the lower of cost or net realizable value, including any costs to sell or dispose and consideration for obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Plant Assets. Plant assets are stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. The weighted average estimated remaining useful lives are approximately 12 years for buildings and 6 years for machinery and equipment. When assets are retired, sold, or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals. Costs of assets acquired in a business combination are based on the estimated fair value at the date of acquisition.

Goodwill and Indefinite-lived Intangible Assets. The Company evaluates the carrying amount of goodwill and indefinite-lived tradenames for impairment on at least an annual basis and when events occur or circumstances change that an impairment might exist. The Company performs goodwill impairment testing for each business which constitutes a component of the Company’s operating segments, known as reporting units. The Company first performs a qualitative assessment of its reporting units in order to determine whether it is more likely than not that the reporting unit’s fair value exceeds its book value. In performing the qualitative assessment the Company considers the amount by which a reporting units fair value exceeded its carrying value at the time of the last quantitative test and changes that have occurred to that reporting unit and its industry since the last test. It also considers changes in macroeconomic factors, and how they may have impacted the reporting unit and its weighted average cost of capital. As a result of the Company’s qualitative analysis during 2011, it was determined that the fair value of 6 of our 14 reporting units more likely than not exceeded their carrying value. If based upon the qualitative assessment, the Company cannot determine that the fair value of the reporting unit more likely than not exceeds its carrying value, the Company performs quantitative testing by calculating the fair value of each reporting unit. The Company compares the fair value of these reporting units with their carrying values inclusive of goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount and any shortfall is charged to earnings. In estimating the implied fair value of the goodwill, the Company estimates the fair value of the reporting unit’s tangible and intangible assets (other than goodwill). In estimating the fair value of our reporting units, the Company primarily uses the income approach, which utilizes forecasted discounted cash flows to estimate the fair value for each reporting unit. The income approach utilizes management’s business plans and projections as the basis for expected future cash flows for five years. It requires significant assumptions including projected sales growth rates and operating margins and the weighted average cost of capital. In the most recent impairment tests, the Company forecasted cash flows for five years plus a terminal year and assumed a weighted average cost of capital of 9.0%. These projections assume sales growth rates for the next five years and the terminal year that generally average between 0% and 3.0% and operating margins which increase moderately from historical levels over time as a result of planned capital improvements in our plants and manufacturing efficiency projects. These assumptions are determined based upon management’s expectations for each of the individual reporting units.

For indefinite-lived tradename intangible assets, the Company determines recoverability by comparing the carrying value to its fair value estimated based on discounted cash flows attributable to the tradename and charges the shortfall, if any, to earnings. In estimating the fair value of trade names, the Company primarily uses the the relief from royalty method. The relief from royalty method involves discounted cash flow techniques, which require management to make significant assumptions regarding the weighted average cost of capital, and sales growth trends.

Assumptions underlying fair value estimates referred to above are subject to risks and uncertainties. These measurements would be considered level 3 under the fair value hierarchy as described in Note 4 to the Consolidated Financial Statements. For more information on goodwill and indefinite-lived intangible assets, please refer to Note 8 to the Consolidated Financial Statements.

Valuation of Long-Lived Assets. The carrying value of long-lived assets held and used, other than goodwill and indefinite-lived intangibles, is evaluated at the asset group level when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the total projected undiscounted cash flows from such asset group are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset group. Fair market value is determined primarily using the projected cash flows from the asset group discounted at a rate commensurate with the risk involved. Losses on long-lived asset groups held for sale, other than goodwill, are determined in a similar manner, except that fair market values are reduced for disposal costs.

Revenue Recognition and Trade Marketing. Revenue from product sales is recognized upon shipment to the customers as terms are FOB shipping point, at which point title and risk of loss is transferred and the selling price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is fixed and collectability is reasonably assured. A provision for payment discounts and product return allowances, which is estimated based upon the Company’s historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade promotion spending, which is recognized as incurred at the time of sale. Certain retailers require the payment of slotting fees in order to obtain space for the Company’s products on the retailer’s store shelves. The fees are recognized as reductions of revenue on the date a liability to the retailer is created. These amounts are included in the determination of net sales. Accruals for expected payouts under these programs are included as accrued trade marketing expense in the Consolidated Balance Sheet. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote our products. These costs include standard introductory allowances for new products (slotting fees). They also include the cost of in-store product displays, feature pricing in retailers’ advertisements and other temporary price reductions. These programs are offered to our customers both in fixed and variable (rate per case) amounts.

The ultimate cost of these programs depends on retailer performance and is the subject of significant management estimates. The Company records as expense the estimated ultimate cost of the program in the period during which the program occurs. In accordance with the authoritative guidance for revenue recognition, these trade marketing expenses are classified in the Consolidated Statements of Operations as a reduction of net sales. Also, in accordance with the guidance, coupon redemption costs are also recognized as reductions of net sales when issued.

Advertising. Advertising costs include the cost of working media (advertising on television, radio or in print), the cost of producing advertising, and the cost of coupon insertion and distribution. Working media and coupon insertion and distribution costs are expensed in the period the advertising is run or the coupons are distributed. The cost of producing advertising is expensed as of the first date the advertisement takes place. Advertising included in the Company’s marketing and selling expenses were $50,106 for fiscal year 2011, $40,725 for fiscal year 2010 and $42,433 for fiscal year 2009.

Shipping and Handling Costs. In accordance with the authoritative guidance for revenue recognition, costs related to shipping and handling of products shipped to customers are classified as cost of products sold.

Stock Based Compensation. Grant-date fair value of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is reduced based on estimated forfeitures with adjustments to actual recorded at the time of vesting. Forfeitures are estimated based on historical experience. We recognize compensation cost for awards over the vesting period. The majority of our equity options have a five-year vesting.

Insurance reserves. The Company is self-insured under its worker’s compensation insurance policy. The Company utilizes a stop loss policy issued by an insurance company to fund claims in excess of $250. The Company estimates the outstanding retained-insurance liabilities by projecting incurred losses to their ultimate liability and subtracting amounts paid-to-date to obtain the remaining liabilities. The Company bases actuarial estimates of ultimate liability on actual incurred losses, estimates of incurred but not yet reported losses and the projected costs to resolve these losses.

Income Taxes. Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company continually reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change.

Financial Instruments. The Company uses financial instruments to manage its exposure to movements in interest rates, certain commodity prices and foreign currencies. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivatives. The authoritative guidance for derivative and hedge accounting requires that all derivatives be recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized in earnings. The cash flows associated with the financial instruments are included in the cash flow from operating activities.

Deferred financing costs. Deferred financing costs are amortized over the life of the related debt using the effective interest rate method. If debt is prepaid or retired early, the related unamortized deferred financing costs are written off in the period the debt is retired.

Capitalized Internal Use Software Costs. The Company capitalizes the cost of internal-use software that has a useful life in excess of one year. These costs consist of payments made to third parties and the salaries of employees working on such software development. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally 2  1/2 to 3 years. The Company amortized $4,221 in fiscal year 2011, $5,030 in fiscal year 2010 and $3,850 in fiscal year 2009. Additionally, as of December 25, 2011 and December 26, 2010, the net book value of capitalized internal use software totaled $9,503 and $7,378, respectively and is included in Plant assets, net on the Consolidated Balance Sheets.

Accumulated other comprehensive loss. Accumulated other comprehensive loss includes loss on financial instruments, foreign currency translation adjustments, net gains or (losses) on pension actuarial assumptions and the related tax provisions or benefits that are currently presented as a component of member’s equity. The components of Accumulated other comprehensive loss at year end were as follows:

	December 25, 2011	December 26, 2010
Loss on financial instruments, net of tax provision of $614 and benefit of $8,040, respectively	$(17,572)	$(30,656)
Gain on amortization of deferred mark-to-market adjustment on terminated swap, net of tax provision ($3,868 and $3,036), respectively	7,234	5,948
Loss on pension actuarial assumptions net of tax benefit of $10,099 and provision of $682, respectively	(41,509)	(24,063)
Foreign currency translation adjustments net of tax benefit ($55 and $167), respectively	(589)	(761)

Total	$(52,436)	$(49,532)

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance is to be applied retrospectively and became effective in the first quarter of 2012. The Company adopted this standard in the first quarter of 2012 and has retrospectively adopted in the financial statements for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009. The effect of the adoption resulted in separate Consolidated Statements of Comprehensive Earnings (Loss).

In September 2011, the FASB amended the authoritative guidance regarding the testing for goodwill impairment. Under the amendments, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, then performing the two-step impairment test is not necessary. The Company early adopted this guidance during the fourth quarter of 2011 and as a result reduced the number of reporting units for which quantitative testing was required.

In September 2011, the FASB amended the authoritative guidance regarding multi-employer pension plans. The revised guidance requires additional disclosures regarding multi-employer plans. The Company adopted this guidance during the fourth quarter. See Note 11 for the related disclosures.

3. Acquisition

Acquisition of Birds Eye Foods, Inc.

On December 23, 2009, our indirect subsidiary, Pinnacle Foods Group LLC, acquired all of the common stock of Birds Eye Foods, Inc. Birds Eye Foods’ product offering includes an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded specialty foods which are highly-complimentary to Pinnacle’s existing product offerings. Frozen products are marketed under the Birds Eye brand name. Birds Eye Foods markets traditional boxed and bagged frozen vegetables, as well as steamed vegetables using innovative steam-in-packaging technology, under the Birds Eye and Birds Eye Steamfresh brands. Birds Eye Foods’ frozen complete bagged meals, marketed under the family-oriented Birds Eye Voila! brand, offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package. Birds Eye Foods’ branded specialty food products hold leading market share positions in their core geographic markets, and include Comstock and Wilderness fruit pie fillings and toppings, Brooks and Nalley chili and chili ingredients, and snack foods by Tim’s Cascade and Snyder of Berlin.

The Company accounts for business combinations by using acquisition method of accounting. This provides that goodwill and other intangible assets with indefinite lives are not to be amortized, but tested for impairment on an annual basis. Acquisition costs are expensed as incurred. The Birds Eye Foods Acquisition has been accounted for in accordance with these standards.

The cost of the Birds Eye Foods Acquisition consisted of:

Stated purchase price	$670,000
Net repayment of Birds Eye’s debt	670,383

Total cost of acquisition	$1,340,383

The following table summarizes the allocation of the total cost of the Birds Eye Foods Acquisition to the assets acquired and liabilities assumed:

Assets acquired:
Cash and cash equivalents	$25,637
Account receivable	67,697
Inventories	212,612
Other current assets	2,806
Assets held for sale	7,402
Deferred tax assets	3,092
Plant assets	146,813
Tradenames	750,000
Distributor relationships and license agreements	52,875
Goodwill	570,228
Other assets	53

Fair value of assets acquired	1,839,215
Liabilities assumed
Accounts payable	78,652
Accrued liabilities	59,269
Pension and post retirement benefit plans	49,307
Capital leases	1,657
Other long-term liabilities	15,966
Deferred tax liabilities	293,981

Total cost of acquisition	$1,340,383

Based upon the allocation, the value assigned to intangible assets and goodwill totaled $1,367.9 million at the valuation date. The goodwill was generated primarily as a result of expected synergies to be achieved in the acquisition. At the time our acquisition of Birds Eye Foods, we were pending receipt of certain information relative to Birds Eye Foods’ income tax accounts. The required information was received during the fourth quarter of 2010 and resulted in an adjustment of $5.2 million to the opening goodwill balance. The 2009 Consolidated Balance Sheet was not restated for this adjustment because it is not material. Of the total intangible assets, $48.0 million has been assigned to distributor relationships. Distributor relationships are being amortized on an accelerated basis over 30 years. This useful life was based on an attrition rate based on industry experience which management believes is appropriate in the Company’s circumstances. The Company has also assigned $750.0 million to the value of the tradenames acquired, of which $624.0 million is allocated to the Birds Eye Frozen segment, $90.0 million is allocated to the Duncan Hines Grocery segment and $36.0 million is allocated to the Specialty Foods segment. The values of the tradenames are not subject to amortization but are reviewed annually for impairment. Goodwill, which is also not subject to amortization, totaled $570.2 million, of which $307.4 million is allocated to the Birds Eye Frozen segment, $108.2 million is allocated to the Duncan Hines Grocery segment and $154.6 million is allocated to the Specialty Foods segment. No new tax-deductible goodwill or intangible assets were created as a result of the Birds Eye Foods Acquisition, but historical tax-deductible goodwill and intangible assets in the amount of $79.4 million existed as of the closing of the Birds Eye Foods Acquisition.

During the year ended December 27, 2009, the acquisition resulted in an additional $2.9 million of net sales and net loss of $0.6 million, related to Birds Eye Foods’ operations from December 23, 2009 to December 27, 2009.

In accordance with the requirements of the acquisition method of accounting for acquisitions, inventories obtained in the Birds Eye Foods Acquisition were required to be valued at fair value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which is $37.6 million higher than historical manufacturing cost. Cost of products sold for the fiscal year ended December 26, 2010, and the fiscal year ended December 27, 2009 includes pre-tax charges of $37.1 million and $0.5 million, respectively, related to the finished products at December 23, 2009, which were subsequently sold.

The Birds Eye Foods Acquisition was financed through borrowings of $850.0 million in term loans (“the Tranche C Term Loans”), $300.0 million of 9.25% Senior Notes due 2015 (the “Senior Notes”), a $260.0 million equity contribution from affiliates of The Blackstone Group L.P., a $3.1 million investment from members of the board and management, less transaction costs of $0.2 million and $24.1 million in the fiscal year ended December 26, 2010 and fiscal year ended December 27, 2009, respectively, and deferred financing costs of $40.2 million. Included in the transaction costs of $0.2 million for the fiscal year ended December 26, 2010 are primarily legal, accounting and other professional fees. Included in the transaction costs of $24.1 million for the fiscal year ended December 27, 2009 are: $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs. The costs are recorded in Other expense (income), net in the Consolidated Statements of Operations. Approximately $17.0 million of these costs were paid to affiliates of The Blackstone Group L.P. The Company also incurred $11.8 million in original issue discount in connection with the Tranche C Term Loans. This was recorded in Long-term debt on the Consolidated Balance Sheets and was being amortized over the life of the loan using the effective interest method prior to the repayment of the Tranche C Term Loans on August 17, 2010. For more information on the refinancing, see Note 10 to the Consolidated Financial Statements, Debt and Interest Expense.

Pro forma Information

The following schedule includes Consolidated Statements of Operations data for the unaudited pro forma results for the fiscal year ended December 27, 2009 as if the Birds Eye Foods Acquisition had occurred as of the beginning of fiscal year 2009. The pro forma information includes the actual results with pro forma adjustments for the change in interest expense related to the Birds Eye Foods Acquisition, purchase accounting adjustments related to fixed assets, intangible assets, pension and other post-employment benefit liabilities, and related adjustments to the provision for income taxes.

The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the consolidated results of operations would have been had the Birds Eye Foods Acquisition occurred on the date indicated above, nor does it purport to project the consolidated results of operations for any future period or as of any future date.

Year ended December 27, 2009 (unaudited)
Net sales	$2,548,439
Earnings before interest and taxes	$249,817
Net earnings	$312,508

4. Fair Value Measurements

The authoritative guidance for financial assets and liabilities discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

The Company’s financial assets and liabilities subject to recurring fair value measurements and the required disclosures are as follows:

	Fair Value as of December 25, 2011	Fair Value Measurements Using Fair Value Hierarchy			Fair Value as of December 26, 2010	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Interest rate derivatives	$1,335	$—	$1,335	$—	$—	$—	$—	$—
Foreign currency derivatives	931	—	931	—	—	—	—	—
Corn derivatives	142	—	142	—	—	—	—	—
Diesel fuel derivatives	—	—	—	—	380	—	380	—
Natural gas derivatives	—	—	—	—	28	—	28	—

Total assets at fair value	$2,408	$—	$2,408	$—	$408	$—	$408	$—

Liabilities
Interest rate derivatives	$7,836	$—	$7,836	$—	$26,646	$—	$26,646	$—
Foreign currency derivatives	—	—	—	—	1,100	—	1,100	—
Diesel fuel derivatives	31	—	31	—	—	—	—	—
Wheat derivatives	1,584	—	1,584	—	—	—	—	—

Total liabilities at fair value	$9,451	$—	$9,451	$—	$27,746	$—	$27,746	$—

The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk.

The valuations of these instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate, commodity, and foreign exchange forward curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of the authoritative guidance for fair value disclosure, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. The Company had no fair value measurements based upon significant unobservable inputs (Level 3) as of December 25, 2011 or December 26, 2010.

In addition to the instruments named above, the Company also makes fair value measurements in connection with its annual goodwill and trade name impairment testing. These measurements would fall into level 3 of the fair value hierarchy. See note 2 for additional information regarding these measurements.

5. Shareholders’ Equity, Equity-Based Compensation Expense and Earnings per Share

Shareholders’ Equity

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of Peak Holdings. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $565 and were fully paid in January 2010.

Equity-based Compensation

The Company has two long-term incentive programs: The 2007 Stock Incentive Plan and 2007 Unit Plan. Equity-based compensation expense recognized during the period is based on the value of the portion of equity- based payment awards that is ultimately expected to vest during the period. As equity-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The authoritative guidance for equity compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company currently uses the Black-Scholes option-pricing model as its method of valuation for equity-based awards. Since the underlying equity is not publicly traded, the determination of fair value of equity-based payment awards on the date of grant using an option-pricing model is based upon estimates of enterprise value as well as assumptions regarding a number of highly complex and subjective variables. The estimated enterprise value is based upon forecasted cash flows for five years plus a terminal year and an assumed discount rate. The other variables used to determine fair value of equity-based payment awards include, but are not limited to, the expected stock price volatility of a group of industry comparable companies over the term of the awards, and actual and projected employee equity option exercise behaviors.

The fair value of the options granted during the fiscal year ended December 25, 2011 was estimated on the date of the grant using the Black-Scholes model with the following weighted average assumptions:

Risk-free interest rate	0.64%
Expected life of option	1.93 years
Expected volatility of Pinnacle stock	55%
Expected dividend yield on Pinnacle stock	0%

Volatility was based on the average volatility of a group of publicly traded food companies. The Company estimates the annual forfeiture rates to be 7.6% for the 2007 Stock Incentive Plan and 6.4% for the 2007 Unit Plan.

Expense Information

The following table summarizes equity-based compensation expense related to employee equity options and employee equity purchases under the authoritative guidance for equity compensation which was allocated as follows:

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Cost of products sold	$152	$394	$982
Marketing and selling expenses	463	1,936	172
Administrative expenses	502	2,184	1,962
Research and development expenses	34	213	74

Pre-Tax Equity-Based Compensation Expense	1,151	4,727	3,190
Income Tax Benefit	33	141	75

Net Equity-Based Compensation Expense	$1,118	$4,586	$3,115

As of December 25, 2011, cumulative unrecognized equity compensation expense of the unvested portion of shares for the Company’s two long-term incentive programs was $13,218. The weighted average period over which vesting will occur is approximately 7.5 years for the 2007 Stock Incentive Plan and 7.7 years for the 2007 Unit Plan. The Company did not meet the Management EBITDA target in 2011 and as a result the Performance Options did not vest. The Company met the 2010 and 2009 Management EBITDA targets and as a result all previously issued Performance Options vested during 2010, thus resulting in an additional $1.7 million in equity-based compensation expense for the year. Options under the plan have a termination date of 10 years from the date of issuance.

2007 Stock Incentive Plan

Pinnacle Foods Inc. adopted an equity option plan (the “2007 Stock Incentive Plan”) providing for the issuance of up to 20,000 shares of Pinnacle’s common stock. Pursuant to the option plan, certain officers, employees, managers, directors and other persons are eligible to receive grants of nonqualified stock options, as permitted by applicable law. Generally 25% of the options will vest ratably over five years (“Time-Vested Options”). Fifty percent of the options vest ratably over five years depending on if annual or cumulative Management EBITDA targets, as defined, are met (“Performance Options”). The final 25% of the options vest either on a change of control or similar event, if a 20% annual internal rate of return is attained by Blackstone (“Exit Options”). In addition, the plan was also revised to provide that if the EBITDA target is achieved in any two consecutive fiscal years during the employee’s continued employment, then that year’s and all prior years’ performance options will vest and become exercisable, and if the exit options vest and become exercisable during the employees continued employment, then all the performance options will also vest and become exercisable.

The following table summarizes the equity option transactions under the 2007 Stock Incentive Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Life	Aggregate Intrinsic Value (000’s)
Outstanding—December 26, 2010	8,259	$491.74	$219.90	7.69
Granted	820	688.00	208.27
Exercised	(88)	465.31	218.37
Forfeitures	(594)	473.54	144.67

Outstanding—December 25, 2011	8,397	$512.52	$219.63	6.96	939

Exercisable—December 25, 2011	3,275	$480.43	$222.99	6.16	$2,137

2007 Unit Plan

Peak Holdings, the parent of the Company, adopted an equity plan (the “2007 Unit Plan”) providing for the issuance of profit interest units (PIUs) in Peak Holdings. Certain employees were given the opportunity to invest in Peak Holdings on April 1, 2007 through the purchase of Peak’s Class A-2 Units. In addition, each manager who so invested was awarded profit interests in Peak Holdings in the form of Class B-1, Class B-2 and Class B-3 Units. Generally 25% of the PIUs will vest ratably over five years (“Class B-1 Units”). Fifty percent of the PIUs vest ratably over five years depending on whether annual or cumulative EBITDA targets are met (“Class B-2 Units”). The final 25% of the PIUs granted under the 2007 Equity Plans vest either on a change of control or similar event, if a 20% annual internal rate of return is attained by Blackstone (“Class B-3 Units”). The 2007 Unit Plan also provides that if the EBITDA target is achieved in any two consecutive fiscal years (excluding 2007 and 2008) during the employee’s continued employment, then that year’s and all prior years’ Class B-2 units will vest and become exercisable, and if the Class B-3 units vest and become exercisable during the employees continued employment, then all the Class B-2 units will also vest and become exercisable. On April 1, 2010, the Company awarded a second tranche of PIUs to certain employees in the form of Class B-1 Units and Class B-2 Units. The Class B-1 Units and Class B-2 Units have the same vesting provisions as stated above.

The PIUs align the interest of management and the shareholders by providing certain members of management an interest in the overall return earned by Blackstone upon the exit of their investment. The intrinsic value of the PIU’s is based upon the enterprise value of the Company. The following table summarizes the activities under the 2007 Unit Plan:

	Number of Units	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Life	Aggregate Intrinsic Value (000’s)
Outstanding—December 26, 2010	10,363	$2,234.79	7.73
Granted	803	2,133.01
Exercised	(137)	2,274.32
Forfeitures	(291)	2,192.58

Outstanding—December 25, 2011	10,738	$2,227.82	6.91	10,607

Exercisable—December 25, 2011	4,047	$2,268.88	5.61	$24,101

Earnings per share

Basic earnings (loss) per common share is computed by dividing net earnings or loss for common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are calculated by dividing net earnings by weighted-average common shares outstanding during the period plus dilutive potential common shares, which are determined as follows:

	2011	2010	2009
Weighted-average common shares	1,471,929	1,238,768	899,808
Effect of dilutive securities:
Warrants		94,000	94,000
Options to purchase common stock		185	0

Dilutive potential common shares	1,471,929	1,332,953	993,808

Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. Basic loss per share excludes potentially dilutive securities.

In 2011, 94,000 warrants and 540 options to purchase common stock were not included in the computation of diluted net earnings per share as their effect would have been antidilutive.

6. Other Expense (Income), net

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Other expense (income), net consists of:
Amortization of intangibles/other assets	$16,175	$17,170	$16,824
Tradename impairment charges	25,300	29,000	1,300
Lehman Brothers Specialty Financing settlement	8,500	—	—
Gain on sale of the Watsonville, California facility	(391)	—	—
Birds Eye Acquisition merger-related costs (Note 2)	(118)	224	24,090
Royalty income and other	(888)	(899)	—

Total other expense (income), net	$48,578	$45,495	$42,214

Tradename impairment charges. In 2011, the Company recorded tradename impairments of $23.7 million on Aunt Jemima breakfast, $1.2 million on Lender’s and $0.4 million on Bernstein’s. In 2010, the Company recorded an impairment of $29.0 million on the Hungry-Man tradename. In 2009, the Company recorded an impairment of $1.3 million on the Swanson tradename.

Lehman Brothers Specialty Financing settlement. On June 4, 2010, Lehman Brothers Special Financing (“LBSF”) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivative contracts which the Company had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, the Company and LBSF agreed to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, the Company made a payment of $8.5 million in 2011 in return for LBSF’s full release of its claim.

Sale of the Watsonville, California facility. On June 24, 2011, the Company completed the sale of our Watsonville, California facility which had been recorded as an asset held for sale. The proceeds of the sale were $7.9 million and resulted in a $0.4 million gain recorded in Other Expense (Income), net in the fiscal year ended December 25, 2011.

7. Balance Sheet Information

Accounts Receivable. Customer accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for cash discounts, returns and bad debts is our best estimate of the amount of uncollectible amounts in our existing accounts receivable. The Company determines the allowance based on historical discounts taken and write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance when the Company concludes it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to our customers. Accounts receivable are as follows:

	December 25, 2011	December 26, 2010
Customers	$154,949	$142,795
Allowances for cash discounts, bad debts and returns	(5,440)	(5,214)

Subtotal	149,509	137,581
Other receivables	10,472	7,677

Total	$159,981	$145,258

Following are the changes in the allowance for cash discounts, bad debts, and returns:

	Beginning Balance	Revenue Reductions	Deductions	Ending Balance
Fiscal 2011	$5,214	$86,158	$(85,932)	$5,440
Fiscal 2010	3,826	84,618	(83,230)	5,214
Fiscal 2009	3,680	55,612	(55,465)	3,827

Inventories. Inventories are as follows:

	December 25, 2011	December 26, 2010
Raw materials, containers and supplies	$66,247	$39,528
Finished product	269,565	290,107

Total	$335,812	$329,635

The Company has various purchase commitments for raw materials, containers, supplies and certain finished products incident to the ordinary course of business. Such commitments are not at prices in excess of current market.

Other Current Assets. Other Current Assets are as follows:

	December 25, 2011	December 26, 2010
Prepaid expenses	$6,540	$8,144
Prepaid income taxes	1,009	5,961
Assets held for sale	—	7,402

	$7,549	$21,507

Assets held for sale represents the estimated fair value of the former Birds Eye plant in Watsonville, California, which was sold in 2011.

Plant Assets. Plant assets are as follows:

	December 25, 2011	December 26, 2010
Land	$18,001	$19,811
Buildings	163,397	148,746
Machinery and equipment	474,556	412,147
Projects in progress	50,610	25,063

Subtotal	706,564	605,767
Accumulated depreciation	(205,281)	(158,699)

Total	$501,283	$447,068

Depreciation was $72,299 during the fiscal year ended December 25, 2011, $60,879 during the fiscal year ended December 26, 2010 and $48,644 during the fiscal year ended December 27, 2009. As of December 25, 2011 and December 26, 2010, Plant Assets included assets under capital lease with a book value of $17,614 and $14,621 (net of accumulated depreciation of $5,257 and $2,779), respectively.

Accrued Liabilities. Accrued liabilities are as follows:

	December 25, 2011	December 26, 2010
Employee compensation and benefits	$50,891	$59,877
Consumer coupons	3,170	4,708
Interest payable	36,840	39,914
Accrued restructuring charges	4,076	6,816
Accrued financial instrument contracts (see note 12)	9,451	4,400
Other	24,357	27,031

Total	$128,785	$142,746

Other Long-Term Liabilities. Other long-term liabilities are as follows:

	December 25, 2011	December 26, 2010
Employee compensation and benefits	$9,589	$9,791
Deferred rent allowances	6,594	2,447
Liability for uncertain tax positions	1,788	3,728
Accrued financial instrument contracts (see note 12)	—	23,346
Other	4,128	3,698

Total	$22,099	$43,010

8. Goodwill, Tradenames and Other Assets

Goodwill

Goodwill by segment is as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance December 27, 2009	$575,958	$739,475	$243,747	$1,559,180

Birds Eye Acquisition adjustment	2,811	990	1,414	5,215

Balance, December 26, 2010	578,769	740,465	245,161	1,564,395

Impairments	(51,700)	—	(71,200)	(122,900)

Balance, December 25, 2011	$527,069	$740,465	$173,961	$1,441,495

The Company completed its annual goodwill impairment testing as of December 25, 2011. As a result of the testing, the Company recognized goodwill impairments of $122.9 million in our Frozen Breakfast, Private Label, and Food Service reporting units. The impairment of $51.7 million in our breakfast reporting unit was driven by our strategic decision, during our annual planning cycle which occurs during the fourth quarter each year, to discontinue substantial portions of our low margin products on a prospective basis, and the aggressive re-entry of a key competitor into the market. This impairment is reported in the Birds Eye Frozen segment. The impairments of $49.7 million and $21.5 million in our Private Label and Food Service reporting units, respectively, were driven by the loss of a large customer account during the fourth quarter, compressed operating margins resulting from higher ingredient costs, as well as our strategic decision to discontinue various lower margin products during our annual planning cycle which occurs during the fourth quarter each year. These charges are reported in the Specialty Foods Segment. All goodwill impairments are recorded in the Goodwill impairment charge line in the Consolidated Statements of Operations.

Tradenames

Tradenames by segment are as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance, December 27, 2009	$850,580	$772,232	$36,000	$1,658,812

Impairment	(29,000)	—	—	(29,000)

Balance, December 26, 2010	821,580	772,232	36,000	1,629,812

Impairments	(24,900)	(400)	—	(25,300)

Balance, December 25, 2011	$796,680	$771,832	$36,000	$1,604,512

In December 2011, the Company recorded an impairment charge of $23.7 million for its Aunt Jemima breakfast tradename and $1.2 million of its Lender’s tradename all of which is reported in the Birds Eye Frozen segment. In December 2011, the Company also recorded an impairment charge of $0.4 million for its Bernstein’s tradename which is reported in the Duncan Hines Grocery segment. In December 2010, the Company recorded an impairment charge of $29.0 million for its Hungry-Man tradename which is reported in the Birds Eye Frozen segment. All impairment charges were the result of the Company’s reassessment of the long-term sales projections for its branded products during our annual planning cycle which occurs during the fourth quarter each year. These costs were recorded Other expense (income), net on the Consolidated Statements of Operations.

Other Assets

	December 25, 2011
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(25,084)	$27,726
Customer relationships—Distributors	36	125,746	(22,947)	102,799
Customer relationships—Food Service	7	36,143	(28,472)	7,671
Customer relationships—Private Label	7	9,214	(7,989)	1,225
License	7	4,875	(1,500)	3,375

Total amortizable intangibles		$228,788	$(85,992)	$142,796
Deferred financing costs		77,112	(46,228)	30,884
Financial instruments (see note 10)		1,335	—	1,335
Other (1)		3,834	—	3,834

Total other assets, net				$178,849

	Amortizable intangibles by segment
	Birds Eye Frozen			$76,054
	Duncan Hines Grocery			53,948
	Specialty Foods			12,794

				$142,796

	December 26, 2010
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(19,804)	$33,006
Customer relationships—Distributors	36	125,489	(16,755)	108,734
Customer relationships—Food Service	7	36,143	(25,063)	11,080
Customer relationships—Private Label	7	9,214	(7,445)	1,769
License	7	4,875	(750)	4,125

Total amortizable intangibles		$228,531	$(69,817)	$158,714
Deferred financing costs		76,391	(35,166)	41,225
Other (1)		428	—	428

Total other assets, net				$200,367

	Amortizable intangibles by segment
	Birds Eye Frozen			$82,749
	Duncan Hines Grocery			59,205
	Specialty Foods			16,760

				$158,714

(1)	As of December 25, 2011, Other consists of security deposits. As of December 26, 2010, Other consists of a notes receivable from one of our co-packers.

Amortization of intangible assets was $16,175 for the fiscal year ended December 25, 2011, $17,170 for the fiscal year ended December 26, 2010 and $16,824 for the fiscal year ended December 27, 2009. Estimated amortization expense for each of the next five years and thereafter is as follows: 2012 – $15,828; 2013 – $15,489; 2014 – $12,205; 2015 – $10,916; 2016 – $10,259 and thereafter – $78,099.

Deferred Financing Costs

As discussed in Note 10, PFF, an indirect subsidiary of the Company, refinanced its existing Tranche C Term Loans on August 17, 2010 by issuing $400.0 million 8.25% Senior Notes due 2017 (the “8.25% Senior Notes”) and entering into an amendment to the Senior Secured Credit Facility pursuant to which PFF borrowed incremental term loans (the “Tranche D Term Loans”) in an aggregate principal amount of $442.3 million. In accordance with the authoritative guidance for debt extinguishments and modifications, the lending relationship between PFF and each bank in the original lending syndicate was examined and determined to be either a modification or an extinguishment. As a result of this analysis,PFF recorded interest expense in the Consolidated Statements of Operations during the fiscal year ended December 26, 2010 for the write-off of $11,633 of deferred financing costs and $5,648 of original issue discount related to extinguished lending relationships from the Tranche C Term Loans. In addition, PFF incurred approximately $3,880 of legal, consulting and placement fees in connection with the Tranche D Term Loans. Of the fees incurred, $3,221 were costs of modifying existing lending relationships and thus PFF charged to interest expense in the Consolidated Statements of Operations during the third quarter of 2010. The remaining $660 of fees related to obtaining new lending relationships and thus was deferred. PFF also incurred approximately $8,790 of legal, consulting, audit and placement fees in connection with the execution of the 8.25% Senior Notes, all of which were deferred. All costs deferred in connection with the above transactions were recorded in the Other assets, net line on the Consolidated Balance Sheets.

All deferred financing costs, which relate to the Senior Secured Credit Facility, Senior Notes and Senior Subordinated Notes are amortized into interest expense over the life of the related debt facility using the effective interest method. Amortization of the deferred financing costs was $11,062 during the fiscal year ended December 25, 2011, $13,541 during the fiscal year ended December 26, 2010 and $10,230 during the fiscal year ended December 27, 2009.

The following summarizes deferred financing cost activity:

	Gross Carrying Amount	Accumulated Amortization	Net
Balance, December 27, 2009	$80,730	$(23,833)	$56,897
2010—Additions	10,002	—	10,002
– Amortization	—	(13,541)	(13,541)
– Term C Loan Write Off	(13,841)	2,208	(11,633)
– Other	(500)	—	(500)

Balance, December 26, 2010	$76,391	$(35,166)	$41,225
2011—Additions	721	—	721
– Amortization	—	(11,062)	(11,062)

Balance, December 25, 2011	$77,112	$(46,228)	$30,884

9. Restructuring Charges

Rochester, New York Office

The Rochester, New York office was the former headquarters of Birds Eye Foods, Inc., which was acquired by the Company on December 23, 2009. In connection with the consolidation of activities into the Company’s New Jersey offices, the Rochester office was closed in December 2010. Notification letters under the Worker Adjustment and Retraining Notification Act of 1988 were issued in the first quarter of 2010. Activities related to the closure of the Rochester office began in the second quarter of 2010 and resulted in the elimination of approximately 200 positions. In addition, the Company recognized lease termination costs in 2010 due to the discontinuation of use of the Birds Eye Foods’ corporate headquarters.

The total cost of termination benefits recorded in the Administrative expenses line on the Consolidated Statements of Operations for the fiscal year ended December 26, 2010 was $11,393 and was recorded in the segments as follows: Birds Eye Frozen segment—$8,052; Duncan Hines Grocery segment—$2,076 and Specialty Foods segment—$1,265.

In addition to the termination benefits, the Company recorded net lease termination costs of $1,206 for the fiscal year ended December 26, 2010 related to vacating the Birds Eye Foods’ Corporate headquarters prior to the expiration of the lease.

Tacoma, Washington Plant

On December 3, 2010, in an effort to improve our supply chain operations, the Company announced the closure of the Tacoma, Washington plant and the consolidation of production into our Fort Madison, Iowa plant and recorded employee termination benefits of $30 and $1,533 in the fiscal years ended December 25, 2011 and December 26, 2010, respectively. In connection with this project, we significantly expanded our Fort Madison plant and hired approximately 65 new employees at that location. The Tacoma plant ceased production in June 2011 and the closure resulted in the termination of approximately 160 employees. In addition to termination benefits, the Company recorded asset retirement obligations of $1,026 at Tacoma in the fiscal year ended December 26, 2010, which were capitalized and depreciated over the remaining useful life of the plant. In the fiscal year ended December 25, 2011, the Company recorded additional asset retirement obligation expenses of $523, which were expensed immediately. The Company recorded accelerated depreciation costs of $4,782 in the fiscal year ended December 25, 2011. In addition, the Company recorded asset impairment charges of $1,286 in the fiscal year ended December 25, 2011, upon ceasing use of the facility at the end of the second quarter. All restructuring charges related to the closure of the Tacoma, Washington plant are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line on the Consolidated Statements of Operations.

Fulton, New York Plant

On April 15, 2011, the Company announced plans to consolidate the Birds Eye brand’s Fulton, New York plant operations into the Darien, Wisconsin and Waseca, Minnesota facilities in order to locate vegetable processing closer to the crop growing region and thus reduce the related freight costs. In connection with this project, we made significant capital investments in our Darien, Wisconsin and Waseca, Minnesota plants and hired approximately 150 new employees at these facilities. The Fulton facility closed at the end of December, 2011 and resulted in the termination of approximately 270 employees. The Company recorded termination costs of $1,680 in the fiscal year ended December 25, 2011. In addition, the Company recorded accelerated depreciation costs of $9,295 in the fiscal year ended December 25, 2011. All restructuring charges related to the closure of the Fulton, New York plant are recorded in the Birds Eye Frozen segment and in the Cost of products sold line on the Consolidated Statements of Operations.

The following table summarizes restructuring charges accrued as of December 25, 2011.

Description	Balance, December 27, 2009	Expense	Other Increases		Noncash Reductions	Cash Reductions	Balance, December 26, 2010
Facility shutdowns	$—	$1,206	$1,025	(1)		$(380)	$1,851
Employee severance	70	12,926			(70)	(6,830)	6,096

Total	$70	$14,132	$1,025		$(70)	$(7,210)	$7,947

Description	Balance, December 26, 2010	Expense	Other Increases		Noncash Reductions	Cash Reductions	Balance, December 25, 2011
Facility shutdowns	$1,851	$523				$(1,173)	$1,201
Employee severance	6,096	1,710				(4,931)	2,875

Total	$7,947	$2,233	$—		$—	$(6,104)	$4,076

(1)	Consists of asset retirement obligation for Tacoma, Washington facility.

Accrued restructuring charges were $4,076 as of December 25, 2011 and were recorded on the Consolidated Balance Sheets in Accrued liabilities. Accrued restructuring charges were $7,947 as of December 26, 2010, of which $6,816 was recorded in Accrued liabilities and $1,131 was recorded in Other long-term liabilities on the Consolidated Balance Sheets.

10. Debt and Interest Expense

	December 25, 2011	December 26, 2010
Short–term borrowings
—Notes payable	$1,708	$1,591

Total short–term borrowings	$1,708	$1,591

Long–term debt
—Senior Secured Credit Facility—Tranche B Term Loans due 2014	$1,196,875	$1,199,422
—Senior Secured Credit Facility—Tranche D Term Loans due 2014	313,194	368,194
—9.25% Senior Notes due 2015	625,000	625,000
—8.25% Senior Notes due 2017	400,000	400,000
—10.625% Senior Subordinated Notes due 2017	199,000	199,000
—Unamortized discount on long term debt	(2,712)	(3,917)
—Capital lease obligations	22,954	14,256

	2,754,311	2,801,955
Less: current portion of long-term obligations	15,661	4,648

Total long-term debt	$2,738,650	$2,797,307

Interest expense	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Third party interest expense	$165,611	$179,209	$90,899
Related party interest expense	6,172	4,996	1,446
Amortization of debt acquisition costs (Note 6)	11,062	13,541	10,230
Write off of debt issue costs (Note 8)	—	11,633	—
Write off of discount on term loan	—	5,648	—
Amortization of deferred mark-to-market adjustment on terminated swap (Note 12)	2,119	3,295	4,429
Interest rate swap losses (Note 12)	23,355	17,682	14,163

Total interest expense	$208,319	$236,004	$121,167

Senior Secured Credit Facility

The Senior Secured Credit Agreement (the “Senior Secured Credit Facility”) consists of (i) term loans in an initial aggregate amount of $1,250.0 million (the “Tranche B Term Loans”); (ii) term loans issued on August 17, 2010 in an initial aggregate principal amount of $442.3 million (the “Tranche D Term Loans”) and (iii) revolving credit commitments in the aggregate amount of $150.0 million (the “Revolving Credit Facility”). The Tranche B and Tranche D Term Loans mature April 2, 2014. The Revolving Credit Facility matures April 2, 2013. The Senior Secured Credit Facility as well as our various notes referenced below, subject the company to various financial and non-financial covenants.

On August 17, 2010, PFF, a indirect subsidiary of the Company, entered into an amendment to the Senior Secured Credit Facility, which provided for incremental term loans in the amount of $442.3 million (the “Tranche D Term Loans). The proceeds from the Tranche D Term Loans, along with the proceeds from the 8.25% Senior Notes described below were used to repay the outstanding Tranche C Term Loans. In accordance with the authoritative guidance for debt extinguishments and modifications, the lending relationship between PFF and each bank in the original lending syndicate was examined and determined to be either a modification or an extinguishment. As a result of this analysis, PFF recorded interest expense in the Consolidated Statements of Operations for the write-off of $11,633 of deferred financing costs and $5,648 of original issue discount related to extinguished lending relationships from the Tranche C Term Loans. In addition, PFF incurred approximately $3,880 of legal, consulting and placement fees in connection with the Tranche D Term Loans. Of the fees incurred, $3,221 were costs of modifying existing lending relationships and thus PFF charged interest expense in the Consolidated Statements of Operations during the third quarter of 2010. The remaining $660 of fees related to obtaining new lending relationships and thus was deferred. PFF also incurred approximately $8,790 of legal, consulting, audit and placement fees in connection with the offering of the 8.25% Senior Notes, all of which were deferred. All costs deferred in connection with the above transactions were recorded in Other Assets, net on the Consolidated Balance Sheets.

There were no borrowings outstanding under the Revolving Credit Facility as of December 25, 2011 and December 26, 2010. There have been no borrowings under the revolver during 2010 or 2011.

The total combined amount of the Tranche B Term Loans and Tranche D Term Loans that were owed to affiliates of The Blackstone Group L.P. as of December 25, 2011 and December 26, 2010, was $121,992 and $125,698, respectively.

The Company’s borrowings under the Senior Secured Credit Facility, as amended, bear interest at a floating rate and are maintained as base rate loans or as Eurocurrency rate loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the Senior Secured Credit Facility. The base rate is defined as the higher of (i) the prime rate and (ii) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. Eurocurrency rate loans bear interest at the adjusted Eurocurrency rate, as described in the Senior Secured

Credit Facility, plus the applicable Eurocurrency rate margin. Solely with respect to Tranche D Term Loans, the Eurocurrency rate shall be no less than 1.75% per annum. Solely with respect to Tranche D Term Loans, the base rate shall be no less than 2.75% per annum.

The applicable margins with respect to the Company’s Senior Secured Credit Facility vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on the Company’s leverage ratio as defined in the credit agreement. The applicable margins with respect to the Senior Secured Credit Facility are currently:

Applicable Margin (per annum)

Revolving Credit Facility and Letters of Credit			Tranche B Term Loans		Tranche D Term Loans
Eurocurrency Rate for Revolving Loans and Letter of Credit Fees	Base Rate for Revolving Loans	Commitment Fees Rate	Eurocurrency Rate for Term Loans	Base Rate for Term Loans	Eurocurrency Rate for Term Loan D	Base Rate for Term Loan D
2.50%	1.50%	0.50%	2.50%	1.50%	4.25%	3.25%

The obligations under the Senior Secured Credit Facility are unconditionally and irrevocably guaranteed by each of PFF’s direct or indirect domestic subsidiaries (collectively, the “Guarantors”). In addition, the Senior Secured Credit Facility is collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of PFF and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiaries of PFF, or any of its domestic subsidiaries and (ii) certain tangible and intangible assets of PFF and those of the Guarantors (subject to certain exceptions and qualifications).

A commitment fee of 0.50% per annum is applied to the unused portion of the Revolving Credit Facility. For the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, the weighted average interest rate on the term loan components of the Senior Credit Facility was 3.51%, 4.44% and 3.13%, respectively. As of December 25, 2011 and December 26, 2010, the interest rate on the revolving credit facility was 2.79% and 2.76%, respectively, however, no borrowings were made during 2010 or 2011. For the fiscal year ended December 27, 2009, the weighted average interest rates on the Revolving Credit Facility was 3.19%. As of December 25, 2011 and December 26, 2010 the Eurocurrency interest rate on the term loan facility was 3.46% and 3.52%, respectively.

The Company pays a fee for all outstanding letters of credit drawn against the Revolving Credit Facility at an annual rate equivalent to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility, less the fronting fee payable in respect of the applicable letter of credit. The fronting fee is equal to 0.125% per annum of the daily maximum amount then available to be drawn under such letter of credit. The fronting fees are computed on a quarterly basis in arrears. Total letters of credit issued under the Revolving Credit Facility cannot exceed $50,000. As of December 25, 2011 and December 26, 2010, the Company had utilized $33,568 and $34,187, respectively of the Revolving Credit Facility for letters of credit. As of December 25, 2011 and December 26, 2010, there were no borrowings under the Revolving Credit Facility. As of December 25, 2011 and December 26, 2010, respectively, there was $116,432 and $115,813 of borrowing capacity under the Revolving Credit Facility, of which $16,432 and $15,813 was available to be used for letters of credit.

Under the terms of the Senior Secured Credit Facility, the Company is required to use 50% of its “Excess Cash Flow” to prepay the Tranche B Term Loans and the Tranche D Term Loans. Excess Cash Flow is defined as consolidated net income (as defined), as adjusted for certain items, including (1) all non cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principal payments of indebtedness and (5) certain other items defined in the Senior Secured Credit Facility. In December 2011 and 2010 the Company made voluntary prepayments on its Tranche D terms loans of $55.0 million and $73 million, respectively. As a result of these prepayments, no payment was due under the Excess Cash Flow requirements of Senior Secured Credit Facility for the 2010 reporting year and no payment is expected to be due to the 2011 reporting year.

The Tranche B Term Loans mature in quarterly 0.25% installments from September 2007 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the Tranche B Term Loan outstanding as of December 25, 2011 are $12.5 million in 2012, $12.5 million in 2013 and $1,171.9 million in 2014. The aggregate maturities of the Tranche D Term Loans outstanding as of December 25, 2011 are no payments due in 2012 and 2013, with a lump sum payment of $313.2 million due in 2014.

Pursuant to the terms of the Senior Secured Credit Facility, if at any time there are borrowings outstanding under the revolving credit facility in an aggregate amount greater than $10.0 million, the Company is required to maintain a ratio of consolidated total senior secured debt to EBITDA (as defined in the Senior Secured Credit Facility) for the most recently concluded four consecutive fiscal quarters (the “Senior Secured Leverage Ratio”) of less than 4.00:1. Consolidated total senior secured debt is defined under the Senior Secured Credit Facility as aggregate consolidated secured indebtedness of the Company less the aggregate amount of all unrestricted cash and cash equivalents. In addition, under the Senior Secured Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to the Senior Secured Leverage Ratio, in the case of the Senior Secured Credit Facility, or to the ratio of EBITDA to fixed charges for the most recently concluded four consecutive fiscal quarters or the Senior Secured Leverage Ratio, in the case of the Senior Notes and the Senior Subordinated Notes. The Senior Secured Credit Facility also permits restricted payments up to an aggregate amount of (together with certain other amounts) the greater of $50 million and 2% of our consolidated total assets, so long as no default has occurred and is continuing and our pro forma Senior Secured Leverage Ratio would be no greater than 4.25 to 1.00. As of December 25, 2011 the Company is in compliance with all covenants and other obligations under the Senior Secured Credit Facility, the Senior Notes and the Senior Subordinated Notes.

Senior Notes and Senior Subordinated Notes

On April 2, 2007, PFF issued $325.0 million of 9.25% Senior Notes (the “Senior Notes”) due 2015, and $250.0 million of 10.625% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2017. On December 23, 2009, as part of the Birds Eye Foods Acquisition, PFF issued an additional $300 million of 9.25% Senior Notes due in 2015 (the “Additional Senior Notes”). The Senior Notes and the Additional Senior Notes are collectively referred to herein as the 9.25% Senior Notes. On August 17, 2010, PFF issued $400.0 million of 8.25% Senior Notes due 2017 (the “8.25% Senior Notes”) and utilized the proceeds to repay the Tranche C Term Loans.

The 9.25% Senior Notes and the 8.25% Senior Notes are general unsecured obligations of PFF, effectively subordinated in right of payment to all existing and future senior secured indebtedness of PFF and guaranteed on a full, unconditional, joint and several basis by PFF’s wholly-owned domestic subsidiaries that guarantee other indebtedness of PFF. The Senior Subordinated Notes are general unsecured obligations of PFF, subordinated in right of payment to all existing and future senior indebtedness of PFF and guaranteed on a full, unconditional, joint and several basis by PFF’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

The Company may redeem some or all of the 8.25% Senior Notes at any time prior to September 1, 2013, and some or all of the Senior Subordinated Notes at any time prior to April 1, 2012, in each case at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such 8.25% Senior Note at September 1, 2013 or such Senior Subordinated Note at April 1, 2012, plus (ii) all required interest payments due on such 8.25% Senior Note through September 1, 2013 or such Senior Subordinated Note through April 1, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such note.

The Company currently may redeem the 9.25% Senior Notes, and in the future may redeem the 8.25% Senior Notes or the Senior Subordinated Notes, at the redemption prices listed below, if redeemed during the twelve-month period beginning on April 1st (for the 9.25% Senior Notes and Senior Subordinated Notes) or September 1st (for the 8.25% Senior Notes) of each of the years indicated below:

9.25% Senior Notes		8.25% Senior Notes
Year	Percentage	Year	Percentage
2012	102.313%	2013	106.188%
2013 and thereafter	100.000%	2014	104.125%
		2015	102.063%
		2016 and thereafter	100.000%

Senior Subordinated Notes
Year	Percentage
2012	105.313%
2013	103.542%
2014	101.771%
2015 and thereafter	100.000%

In addition, until September 1, 2013, the Company is able to redeem up to 35% of the aggregate principal amount of the 8.25% Senior Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the 8.25% Senior Notes, as the case may be, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the right of holders of the 8.25% Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by the Company from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of the 8.25% Senior Notes, as the case may be, originally issued under the applicable indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

As market conditions warrant, the Company and its subsidiaries, affiliates or significant equity holders (including The Blackstone Group L.P. and its affiliates) may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

The estimated fair value of the Company’s long-term debt, including the current portion, as of December 25, 2011, is as follows:

	December 25, 2011
Issue	Face Value	Fair Value
Senior Secured Credit Facility—Tranche B Term Loans	$1,196,875	$1,169,945
Senior Secured Credit Facility—Tranche D Term Loans	313,194	313,977
9.25% Senior Notes	625,000	642,188
8.25% Senior Notes	400,000	416,000
10.625% Senior Subordinated Notes	199,000	209,448

	$2,734,069	$2,751,558

The estimated fair value of the Company’s long-term debt, including the current portion, as of December 26, 2010, is as follows:

	December 26, 2010
Issue	Face Value	Fair Value
Senior Secured Credit Facility—Tranche B Term Loans	$1,199,422	$1,171,308
Senior Secured Credit Facility—Tranche D Term Loans	368,194	372,031
9.25% Senior Notes	625,000	648,438
8.25% Senior Notes	400,000	409,000
10.625% Senior Subordinated Notes	199,000	213,925

	$2,791,616	$2,814,702

The fair value is based on the quoted market price for such notes and borrowing rates currently available to the Company for loans with similar terms and maturities.

11. Pension and Retirement Plans

The Company accounts for pension and retirement plans in accordance with the authoritative guidance for retirement benefit compensation. This guidance requires recognition of the funded status of a benefit plan in the statement of financial position. The guidance also requires recognition in accumulated other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules.

The Company uses a measurement date for the pension benefit plans that coincides with its year end.

The Company has two defined benefit plans (Pinnacle Foods Pension Plan and the Birds Eye Foods Pension Plan), two 401(k) plans and participates in a multi-employer defined benefit plan.

Pinnacle Foods Pension Plan

The Company maintains a non-contributory defined benefit pension plan (the “Pinnacle Foods Pension Plan”) that covers eligible union employees and provides benefits generally based on years of service and employees’ compensation. The Pinnacle Foods Pension Plan is funded in conformity with the funding requirements of applicable government regulations. Plan assets consist principally of cash equivalents, equity and fixed income common collective trusts. Plan assets do not include any of the Company’s own equity or debt securities.

As a result of the negotiations for a new collective bargaining agreement with the union at our Imlay City, Michigan location, effective May 11, 2010 pension benefits were frozen for certain participants. This resulted in a curtailment gain of $2,646 that was recognized in accumulated other comprehensive income during the second quarter of 2010 and a related $992 curtailment loss that was recognized in cost of products sold.

	Pinnacle Foods Pension Plan Pension Benefits
	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Change in Benefit Obligation
Net benefit obligation at beginning of the period	$83,814	$78,740	$75,212
Service cost	893	1,228	1,815
Interest cost	4,263	4,558	4,437
Amendments	—	—	—
Actuarial (gain) loss	7,388	6,173	1,208
Gross benefits paid	(4,698)	(4,239)	(3,932)
Curtailment gain	—	(2,646)	—

Net benefit obligation at end of the period	91,660	83,814	78,740

Change in Plan Assets
Fair value of plan assets at beginning of the period	55,226	45,948	38,705
Employer contributions	6,829	8,881	2,777
Actual return on plan assets	445	4,636	8,398
Gross benefits paid	(4,698)	(4,239)	(3,932)

Fair value of plan assets at end of the period	57,802	55,226	45,948

Funded status at end of the year	$(33,858)	$(28,588)	$(32,792)

Amounts recognized in the Consolidated Balance Sheets
Accrued pension benefits	$(33,858)	$(28,588)	$(32,792)

Net amount recognized at end of the period	$(33,858)	$(28,588)	$(32,792)

Amounts recognized in Accumulated Other Comprehensive Loss
Net loss / (gain)	$30,802	$20,339	$18,656
Prior service cost	345	386	1,456

Net amount recognized at end of the period	$31,147	$20,725	$20,112

Accumulated benefit obligation	88,196	79,753	71,860
Weighted average assumptions
Discount rate	4.59%	5.45%	5.94%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	3.00%	3.00%	3.00%

The following represents the components of net periodic benefit cost:

Pension Benefits	Pinnacle Foods Pension Plan
	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Service cost	$893	$1,228	$1,815
Interest cost	4,263	4,558	4,437
Expected return on assets	(4,244)	(3,611)	(2,867)
Amortization of:
Prior service cost	42	77	142
Actuarial loss	724	819	1,377
Curtailment loss	—	992	—

Net periodic cost	$1,678	$4,063	$4,904

Weighted average assumptions:
Discount rate	5.45%	5.87%	6.05%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	3.00%	3.00%	3.00%

The discount rate used to calculate the present value of the projected benefit obligation is set based on long-term high quality bonds that match the expected benefit payments. The projected return of plan assets assumption is based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

Plan Assets

The Company’s pension plan weighted-average asset allocations at December 25, 2011 and December 26, 2010, by asset category, are as follows:

	December 25, 2011	December 26, 2010
Asset category
Equity securities	59%	60%
Debt securities	36%	35%
Cash	5%	5%

Total	100%	100%

The Company’s investment policy for the Pinnacle Foods Pension Plan is to invest approximately 60% of plan assets in equity securities, 35% in fixed income securities, and 5% in cash or cash equivalents. Periodically, the plan assets are rebalanced to maintain these allocation percentages and the investment policy is reviewed. Within each investment category, assets are allocated to various investment styles. Professional managers manage all assets and a consultant is engaged to assist in evaluating these activities. The expected long-term rate of return on assets was determined by assessing the rates of return on each targeted asset class, return premiums generated by portfolio management and by comparison of rates utilized by other companies.

The following table summarizes the Pinnacle Foods Pension Plan’s investments measured at fair value on a recurring basis:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

	Fair Value as of December 25, 2011	Fair Value Measurements Using Fair Value Hierarchy			Fair Value as of December 26, 2010	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Short-term investments:
Short-term Investment Fund	$2,827	$2,827	$—	$—	$2,744	$2,744	$—	$—
Equity Common/collective trusts:
Small Capitalization Fund	1,142	—	1,142	—	1,097	—	1,097	—
Large Capitalization Structured Equity Fund	7,883	—	7,883	—	7,682	—	7,682	—
International Fund	9,436	—	9,436	—	9,329	—	9,329	—
Growth Fund	5,652	—	5,652	—	5,484	—	5,484	—
U.S. Value Fund	9,646	—	9,646	—	9,329	—	9,329	—
Fixed Income
Common/collective trusts:
Long Credit Fixed Income Fund	18,696	—	18,696	—	—	—	—	—
Ultra Duration Fixed Income Fund	2,136	—	2,136	—	—	—	—	—
Fixed Income Fund	—	—	—	—	19,207	—	19,207	—

Total assets at fair value	$57,418	$2,827	$54,591	$—	$54,872	$2,744	$52,128	$—

The plan had $54,591 and $52,128 of investments in common and collective trusts which are reported at fair value and categorized as level 2 in the above tables as of December 25, 2011 and December 26, 2010, respectively. The plan has concluded that net asset value (“NAV”) reported by the underlying funds approximates fair market value of these investments. The investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and the operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.

As of December 25, 2011, total assets at fair value of $57,418 do not include a $384 receivable from broker that is included in total assets of the plan of $57,802. As of December 26, 2010, total assets at fair value of $54,872 do not include a $354 receivable from broker that is included in total assets of the plan of $55,226.

Cash Flows

Contributions. The Company made contributions to the Pinnacle Foods Pension Plan totaling $6.8 million in fiscal 2011, $8.9 million in fiscal 2010 and $2.8 million in fiscal 2009. In fiscal 2012, the Company expects to make contributions of $4.7 million.

Birds Eye Foods Pension Plan

The Company’s Birds Eye Foods Pension Plan (the “Birds Eye Foods Pension Plan”) consists of hourly and salaried employees and has primarily non-contributory defined-benefit schedules. Benefits for the salaried employees have been frozen since the plan was acquired. In 2010, the pension plan benefits for certain locations were frozen. The curtailment gain recorded in cost of products sold during the fiscal year ended December 26, 2010 was $588. In connection with our supply chain improvement project, we terminated approximately 134 participants from our Tacoma, Washington location during the third quarter of 2011. The reduction in planned future service resulted in a plan curtailment, which decreased Accrued pension benefits and Accumulated other comprehensive income by $4,975.

The Company acquired an Excess Benefit Retirement Plan from Birds Eye Foods, which serves to provide employees with the same retirement benefit they would have received from Birds Eye’s retirement plan under the career average base pay formula. Benefits for this plan are frozen.

The Company maintains a non-qualified Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to two prior executives of Birds Eye Foods who retired prior to November 4, 1994. Expenses and liabilities for the SERP plan are grouped with those of the Birds Eye Pension Plan in all disclosures listed herein.

The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of common stocks, corporate bonds and U.S. government obligations. Plan assets do not include any of the Company’s own equity or debt securities.

	Birds Eye Foods Pension Plan Pension Benefits
	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Change in Benefit Obligation
Net benefit obligation at beginning of the period	$155,854	$148,890		$148,890
Service cost	537	2,086		—
Interest cost	8,200	8,221		—
Amendments	22	14		—
Actuarial (gain) loss	27,567	7,564		—
Gross benefits paid	(12,148)	(10,333)		—
Curtailment gain	(4,975)	(588)		—

Net benefit obligation at end of the period	175,057	155,854		148,890

Change in Plan Assets
Fair value of plan assets at beginning of the period	108,446	101,710		101,710
Employer contributions	9,471	4,741		—
Participant contributions	22	14		—
Actual return on plan assets	12,874	12,314		—
Gross benefits paid	(12,147)	(10,333)		—

Fair value of plan assets at end of the period	118,666	108,446		101,710

Funded status at end of the year	$(56,391)	$(47,408)		$(47,180)

Amounts recognized in the Consolidated Balance Sheets
Accrued pension benefits	$(55,892)	$(46,953)		$(46,459)
Accrued pension benefits (part of accrued liabilities)	(499)	(455)		(721)

Net amount recognized at end of the period	$(56,391)	$(47,408)		$(47,180)

Amounts recognized in Accumulated Other Comprehensive Loss
Net loss / (gain)	$20,797	$3,455	$

Net amount recognized at end of the period	$20,797	$3,455		$—

Accumulated benefit obligation	174,399	152,202		144,400
Weighted average assumptions
Discount rate	4.51%	5.27%		5.80%
Expected return on plan assets	7.00%	7.00%		8.00%
Rate of compensation increase	3.00%	3.00%		3.80%

The following represents the components of net periodic benefit cost:

Pension Benefits	Pinnacle Foods Pension Plan
	Fiscal year ended
	December 25, 2011	December 26, 2010
Service cost	$537	$2,086
Interest cost	8,200	8,221
Expected return on assets	(7,634)	(8,205)
Amortization of:
Actuarial loss	9	—
Curtailment loss	—	(588)

Net periodic cost	$1,112	$1,514

Weighted average assumptions:
Discount rate	5.31%	5.67%
Expected return on plan assets	7.00%	8.00%
Rate of compensation increase	3.00%	3.80%

There was no significant pension expense related to this plan between our acquisition date of Birds Eye Foods on December 23, 2009 and our fiscal year end of December 27, 2009.

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

Plan Assets

The following table sets forth the weighted-average asset allocations of the Company’s pension plans by asset category:

	December 25, 2011	December 26, 2010
Asset category
Equity securities	39%	45%
Debt securities	59%	52%
Cash	2%	3%

Total	100%	100%

The investment policy for the Birds Eye Foods Pension Plan is to invest approximately 50% of plan assets in equity securities and 50% in fixed income securities. Periodically, the plan assets are rebalanced to maintain these allocation percentages and the investment policy is reviewed. Within each investment category, assets are allocated to various investment styles. Professional managers manage all assets and a consultant is engaged to assist in evaluating these activities. The expected long-term rate of return on assets was determined by assessing the rates of return on each targeted asset class, return premiums generated by portfolio management and by comparison of rates utilized by other companies.

The following table summarizes the Birds Eye Food Pension Plan’s investments measured at fair value on a recurring basis:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

	Fair Value as of December 25, 2011	Fair Value Measurements Using Fair Value Hierarchy			Fair Value as of December 26, 2010	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Short-term investments:
Short-term Investment Fund	$2,593	$2,593	$—	$—	$3,281	$3,281	$—	$—
Equity Common/collective trusts:
The Northern Trust Extended Index Fund	8,755	—	8,755	—	9,477	—	9,477	—
The Northern Trust Collective S&P 500 Index Fund	29,352	—	29,352	—	29,879	—	29,879	—
Equity Mutual Funds:
American Funds Euro Pacific Growth Fund	8,300	8,300	—	—	9,522	9,522	—	—
Fixed Income Mutual Funds:
PIMCO Long Term U.S Government Fund	69,838	69,838	—	—	55,867	55,867	—	—
Debt Securities	—	—	—	—	407	—	407	—

Total assets at fair value	$118,838	$80,731	$38,107	$—	$108,433	$68,670	$39,763	$—

The plan had $38,107 and $39,763 of investments in common and collective trusts which are reported at fair value and categorized as level 2 in the above tables as of December 25, 2011 and December 26, 2010, respectively. The plan has concluded that net asset value (“NAV”) reported by the underlying funds approximates fair market value of these investments. The investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and the operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.

As of December 25, 2011, total assets at fair value of $118,838 do not include certain broker payables of $172 that are included in total assets of the plan of $118,666. As of December 26, 2010, total assets at fair value of $108,433 do not include certain broker receivables of $13 that are included in total assets of the plan of $108,446.

Cash Flows

Contributions. The Company made contributions to the Pinnacle Foods Pension Plan totaling $9.1 million in fiscal 2011 and $4.3 million in fiscal 2010. In fiscal 2012, the Company expects to make contributions of $9.4 million.

Estimated Future Benefit Payments for all Plans

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pinnacle Foods Pension Plan	Birds Eye Foods Pension Plan
2012	4,109	8,091
2013	3,920	8,358
2014	3,850	8,712
2015	3,786	9,420
2016	3,631	9,211
2017-2021	20,177	53,160

Savings Plans

Employees participate in 401(k) plans. Pinnacle matches 50% of employee contributions up to five percent of compensation for union employees after one year of continuous service and six percent of compensation for salaried employees and it is our current intent to continue the match at these levels. Employer contributions made by the Company relating to this plan were $4,249 for fiscal 2011, $4,269 for fiscal 2010 and $2,784 for fiscal 2009.

In addition, the Company acquired a Non-Qualified 401(k) Plan from Birds Eye Foods. Under the Non-Qualified 401(k) Plan, the Company allocates matching contributions for the benefit of “highly compensated employees” as defined under Section 414(q) of the Internal Revenue Code. The plan ceased accepting future contributions on April 1, 2010.

Multi-employer Plans

The Company contributes to the United Food and Commercial Workers International Union Industry Pension Fund (EIN 51-6055922) (the “UFCW Plan”) under the terms of the collective-bargaining agreement with our Fort Madison employees. The collective bargaining agreement expires during September 2012. In 2011 and 2010, contributions were $0.6 million, and $1.8 million to the UFCW Plan, respectively. The Company was not required to make contributions in 2009. Our contributions to this plan are paid monthly based upon the number of employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

The risks of participating in multi-employer plans are different from single-employer plans in the following aspects: (a) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers, (b) if a participating employer stops contributing to the multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers and (c) if Pinnacle chooses to stop participating in the plan, the Company may be required to pay a withdraw liability based on the underfunded status of the plan.

The UFCW Plan received a Pension Protection Act “green” zone status for plan year beginning July 1, 2011. The zone status is based on information the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the green zone are at least 80 percent funded. The UFCW Plan did not utilize any extended amortization provisions that effect its placement in the “green” zone. The UFCW Plan has never been required to implement a funding improvement plan nor is one pending at this time.

12. Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

The Company manages interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including the Company’s revolving line of credit. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, or hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Certain parts of the Company’s foreign operations in Canada expose the Company to fluctuations in foreign exchange rates. The Company’s goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency. The Company does not enter into these transactions for non-hedging purposes.

The Company purchases raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. The Company generally enters into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. Forward derivative contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in the Company’s manufacturing process.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. During the fiscal years ended December 25, 2011, December 26, 2010, and December 27, 2009 such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

As of December 25, 2011, the Company had the following interest rate swaps that were designated as cash flow hedges of interest rate risk:

Product	Number of Instruments	Notional Amount	Fixed Rate Range	Index	Trade Dates	Maturity Dates
Interest Rate Swaps	8	$1,069,597	0.58% - 3.33%	USD-LIBOR-BBA	Feb. 2009 - Aug. 2011	Jan. 2012 - Apr. 2014

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive (loss) income (“AOCI”) on the Consolidated Balance Sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in AOCI related to derivatives will be reclassified to Interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that an additional $7,981 will be reclassified as an increase to Interest expense.

Due to the counterparty bank declaring bankruptcy in October 2008, the Company discontinued prospectively the hedge accounting on its interest rate derivatives with Lehman Brothers Specialty Financing on the bankruptcy date as those hedging relationships no longer met the definition of effective hedge under authoritative guidance for derivative and hedge accounting. The Company terminated these positions during the fourth quarter of 2008. The Company continues to report the net gain or loss related to the discontinued cash flow hedge in AOCI which is expected to be reclassified into earnings during the original contractual terms of the derivative agreements as the hedged interest payments are expected to occur as forecasted.

Cash Flow Hedges of Foreign Exchange Risk

The Company’s operations in Canada expose the Company to changes in the U.S. Dollar – Canadian Dollar (“USD-CAD”) foreign exchange rate. From time to time, the Company’s Canadian subsidiary purchases inventory denominated in U.S. Dollars (“USD”), a currency other than its functional currency. The subsidiary sells that inventory in Canadian dollars. The subsidiary uses currency forward and collar agreements to manage its exposure to fluctuations in the USD-CAD exchange rate. Currency forward agreements involve fixing the USD-CAD exchange rate for delivery of a specified amount of foreign currency on a specified date. Currency collar agreements involve the sale of Canadian Dollar (“CAD”) currency in exchange for receiving U.S. dollars if exchange rates rise above an agreed upon rate and sale of USD currency in exchange for receiving CAD dollars if exchange rates fall below an agreed upon rate at specified dates.

As of December 25, 2011, the Company had the following foreign currency exchange contracts (in aggregate) that were designated as cash flow hedges of foreign exchange risk:

Product	Number of Instruments	Notional Sold in Aggregate in (“CAD”)	Notional Purchased in Aggregate in (“USD”)	USD to CAD Exchange Rates	Trade Date	Maturity Dates
CAD Forward	12	$48,100	$47,942	0.999-1.007	Feb. 2011	Jan. 2012 - Dec. 2012

The effective portion of changes in the fair value of derivatives designated that qualify as cash flow hedges of foreign exchange risk is recorded in AOCI on the Consolidated Balance Sheets and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portions of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, are recognized directly in Cost of products sold in the Consolidated Statements of Operations.

Non-designated Hedges of Commodity Risk

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to commodity price risk but do not meet the authoritative guidance for derivative and hedge accounting. From time to time, the Company enters into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, wheat and soybean oil purchases and other commodities at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of December 25, 2011, the Company had the following derivative instruments that were not designated in qualifying hedging relationships:

Product	Number of Instruments	Notional Amount	Price/Index	Trade Dates	Maturity Dates
Diesel Fuel Swap	6	8,400,391 Gallons	$3.75 - $4.01 per Gallon	May 2011 - Sep. 2011	Jan. 2012 - Dec. 2012
Corn Swap	1	625,000 Bushels	$5.47 - $6.41 per Bushel	Mar. 2011	Mar. 2012
Wheat Swaps	4	955,000 Bushels	$7.39 - $9.40 per Bushel	Mar. 2011	Feb. 2012 - Mar. 2012

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 25, 2011 and December 26, 2010.

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value as of December 25, 2011	Balance Sheet Location	Fair Value as of December 25, 2011
Derivatives designated as hedging instruments
Interest Rate Contracts	Other assets, net	$1,335	Accrued liabilities	$7,836
Foreign Exchange Contracts	Other current assets	$931		—

Total derivatives designated as hedging instruments		$2,266		$7,836

Derivatives not designated as hedging instruments
Corn Contracts	Other current assets	142
Diesel Fuel Contracts		—	Accrued liabilities	31
Wheat Contracts		—	Accrued liabilities	1,584

Total derivatives not designated as hedging instruments		$142		$1,615

	Balance Sheet Location	Fair Value as of December 26, 2010	Balance Sheet Location	Fair Value as of December 26, 2010
Derivatives designated as hedging instruments
Interest Rate Contracts		$—	Accrued liabilities	$3,300
		—	Other long-term liabilities	23,346
Foreign Exchange Contracts		—	Accrued liabilities	1,100
Total derivatives designated as hedging instruments		$—		$27,746

Derivatives not designated as hedging instruments
Diesel Fuel Contracts	Other current assets	$380		$—
Natural Gas Contracts	Other current assets	28		—

Total derivatives not designated as hedging instruments		$408		$—

The table below presents the effect of the Company’s derivative financial instruments on the Consolidated Statements of Operations and Accumulated other comprehensive (loss) income for the fiscal years ended December 25, 2011, December 26, 2010, and December 27, 2009.

Tabular Disclosure of the Effect of Derivative Instruments
Gain/(Loss)
Derivatives in Cash Flow Hedging Relationships	Recognized in AOCI on Derivative (Effective Portion)	Effective portion reclassified from AOCI to:	Reclassified from AOCI into Earnings (Effective Portion)	Ineffective portion recognized in Earnings in:	Recognized in Earnings on Derivative (Ineffective Portion)
Interest Rate Contracts	$(3,364)	Interest expense	$(25,465)	Interest expense	$(9)
Foreign Exchange Contracts	(24)	Cost of products sold	(1,781)	Cost of products sold	274

Fiscal year ended December 25, 2011	$(3,388)		$(27,246)		$265

Interest Rate Contracts	$(22,773)	Interest expense	$(20,409)	Interest expense	$(568)
Foreign Exchange Contracts	(1,792)	Cost of products sold	(3,214)	Cost of products sold	(238)

Fiscal year ended December 26, 2010	$(24,565)		$(23,623)		$(806)

Interest Rate Contracts	$(23,489)	Interest expense	$(18,592)	Interest expense	$—
Foreign Exchange Contracts	(5,360)	Cost of products sold	2,508	Cost of products sold	(17)

Fiscal year ended December 27, 2009	$(28,849)		$(16,084)		$(17)

Derivatives Not Designated as Hedging Instruments	Recognized in Earnings in:	Recognized in Earnings on Derivative
Natural Gas Contracts	Cost of products sold	$(305)
Diesel Contracts	Cost of products sold	1,232
Soybean Oil Contracts	Cost of products sold	(822)
Corn Contracts	Cost of products sold	142
Wheat Contracts	Cost of products sold	(1,584)

Fiscal year ended December 25, 2011		$(1,337)

Natural Gas Contracts	Cost of products sold	$(641)
Diesel Contracts	Cost of products sold	(574)

Fiscal year ended December 26, 2010		$(1,215)

Natural Gas Contracts	Cost of products sold	$(1,420)
Heating Oil Contracts	Cost of products sold	152

Fiscal year ended December 27, 2009		$(1,268)

Credit risk-related Contingent Features

The Company has agreements with certain counterparties that contain a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. As of December 25, 2011, the Company has not posted any collateral related to these agreements. If the Company had breached this provision at December 25, 2011, it could have been required to settle its obligations under the agreements at their termination value, which differs from the recorded fair value. The table below summarizes the aggregate fair values of those derivatives that contain credit risk-related contingent features as of December 25, 2011 and December 26, 2010.

December 25, 2011

Asset/(Liability)

Counterparty	Contract Type	Termination Value	Performance Risk Adjustment	Accrued Interest	Fair Value (excluding interest)
Barclays	Interest Rate Contracts	$(7,766)	$65	$(1,600)	$(6,101)
	Foreign Exchange Contracts	754	1		755
	Diesel Fuel Contracts	(31)	—		(31)
	Corn Contracts	142	—		142
	Wheat Contracts	(1,584)	—		(1,584)
Credit Suisse	Interest Rate Contracts	(784)	38	(346)	(400)
	Foreign Exchange Contracts	176	—		176

Total		$(9,093)	$104	$(1,946)	$(7,043)

December 26, 2010

Asset/(Liability)

Counterparty	Contract Type	Termination Value	Performance Risk Adjustment	Accrued Interest	Fair Value (excluding interest)
Barclays	Interest Rate Contracts	$(26,519)	$614	$(1,178)	$(24,727)
	Foreign Exchange Contracts	(678)	18		(660)
	Diesel Fuel Contracts	380	—		380
	Natural Gas Contracts	28	—		28
Credit Suisse	Interest Rate Contracts	(1,980)	61	—	(1,919)
	Foreign Exchange Contracts	(457)	17		(440)

Total		$(29,226)	$710	$(1,178)	$(27,338)

13. Commitments and Contingencies

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, the Company’s general counsel and management are of the opinion that the final outcome of these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Commitment of $6.2 Million Capital Expenditure

In working to resolve an environmental wastewater investigation by the State of Michigan Department of Natural Resources and Environment (“MDNRE”) at the Company’s Birds Eye Foods Fennville, Michigan production facility, on July 20, 2010, the Company and the MDNRE reached an agreement (“Administrative Consent Order” or “ACO”). Under the terms of the ACO, the Company will construct a new wastewater treatment system at the facility currently estimated at $6.2 million which has been substantially completed as of December 25, 2011 and contribute the funds required to extend the City’s water supply to the affected residents. The Company currently estimates the expenses related to this agreement to be $0.5 million, of which $0.3 million was recorded in 2011.

Lehman Brothers Special Financing

On June 4, 2010 Lehman Brothers Special Financing (LBSF) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivative contracts which the Company had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, the Company and LBSF agreed to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, the Company made payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim.

Aunt Jemima Breakfast Recall

On January 27, 2012, we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause allergic reaction for people who have a soy allergy. The estimated cost impact of this recall is $4.0 million, of which $1.1 million was recorded as an inventory write down in Cost of products sold on the Consolidated Statements of Operations in 2011. The remaining $2.9 million will be recorded in net sales, cost of products sold and marketing and sales expense in the first quarter of 2012. The charges are reported in the Birds Eye Frozen segment. We do not expect this recall to have a lasting impact on the Aunt Jemima breakfast brand.

Minimum Contractual Payments

As of December 25, 2011, the company had entered into non-cancellable lease and purchase contracts, with terms in excess of one year, requiring the following minimum payments:

Description	2012	2013	2014	2015	2016	Thereafter
Operating leases	$10,577	$10,402	$8,431	$7,263	$6,812	$33,532
Capital leases	4,476	4,453	4,262	3,497	2,625	12,729
Purchase Commitments	21,159	17,791	14,034	13,897	6,506	68,122

Rent expense under our operating leases was $11,313 during fiscal 2011, $12,336 during fiscal 2010 and $5,268 during fiscal 2009.

14. Related Party Transactions

At the closing of the Blackstone Transaction, the Company entered into an advisory agreement with an affiliate of The Blackstone Group L.P. pursuant to which such entity or its affiliates provide certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of The Blackstone Group L.P. provides certain monitoring, advisory and consulting services to the Company for an aggregate annual management fee equal to the greater of $2,500 or 1.0% of Covenant Compliance EBITDA (as defined in the credit agreement governing the Company’s Senior Secured Credit Facility). Affiliates of Blackstone also receive reimbursement for out-of-pocket expenses. Expenses relating to the management fee were $4,600, $4,500 and $2,500 in the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, respectively and were recorded in administrative expenses on the Consolidated Statements of Operations. The Company reimbursed Blackstone out-of-pocket expenses totaling $55 and $44 in the fiscal years ended December 26, 2010 and December 27, 2009, respectively. There were no out-of-pocket expenses reimbursed to Blackstone in the fiscal year ended December 25, 2011.

In connection with the Birds Eye Foods Acquisition, the transaction and advisory fee agreement with an affiliate of the Blackstone Group L.P. was amended and restated to include a provision that granted the affiliate a 1% transaction fee based on the transaction purchase price. This fee totaled $14,009. Also, there was an advisory fee with an affiliate for $3,005. These fees are contained within the $24,090 of transaction fees discussed in Note 3 to the Consolidated Financial Statements. Also, as described in Note 3, the Company incurred an original issue discount in connection with the Tranche C Term Loans. A portion of that discount, $750, related to loans from an affiliate of The Blackstone Group L.P.

Supplier Costs

Graham Packaging, which was formerly controlled by affiliates of The Blackstone Group L.P, supplies packaging for some of the Company’s products. Purchases from Graham Packaging were $7,813, $6,601 and $6,181 in the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, respectively. On September 8, 2011, Graham Packaging announced the completion of its acquisition by Reynolds Group Holdings Limited, and thus ceased to be a related party.

Customer Purchases

Performance Food Group Company, which is controlled by affiliates of The Blackstone Group L.P, is a food service supplier that purchases products from the Company. Sales to Performance Food Group Company were $4,768, $5,885 and $5,187 in the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, respectively.

Interest Expense

For the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, fees and interest expense recognized in the Consolidated Statements of Operations for debt to the related party Blackstone Advisors L.P. totaled $6,172 and $4,996 and $1,446, respectively.

Notes Receivable from Officers

In connection with the capital contributions at the time of the Birds Eye Foods Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of our parent, Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable was $565 and was fully paid in January 2010.

15. Segments

The Company is organized into three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods. The Company’s United States retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), frozen seafood (Van de Kamp’s, Mrs. Paul’s), full calorie single-serve frozen dinners and entrées (Hungry-Man), frozen breakfast (Aunt Jemima), frozen and refrigerated bagels (Lender’s), and frozen pizza for one (Celeste) are reported in the Birds Eye Frozen Division. The Company’s baking mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), table syrups (Mrs. Butterworth’s and Log Cabin), canned meat (Armour, Nalley, Brooks), pie and pastry fillings (Comstock, Wilderness), barbecue sauces (Open Pit), salad dressing (Bernstein’s) and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and the Company’s food service and private label businesses. Segment performance is evaluated by the Company’s Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets and assets held for sale. Unallocated corporate expenses consist of corporate overhead such as executive management, finance and legal functions, the costs to integrate the Birds Eye Foods Acquisition and a one time charge of $8.5 million related to our settlement with LBSF. For further information on the LBSF settlement, see Note 13 to the Consolidated Financial Statements for Commitments and Contingencies.

We have several large customers that account for a significant portion of our sales. Wal-Mart and its affiliates are our largest customers and represented approximately 25% of our net sales in each of the fiscal years 2011, 2010 and 2009, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 60% of our net sales in fiscal 2011, 61% of net sales in fiscal 2010 and 58% of our net sales in fiscal year 2009.

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
SEGMENT INFORMATION
Net sales
Birds Eye Frozen	$1,100,751	$1,065,860	$473,305
Duncan Hines Grocery	966,071	958,045	854,737
Specialty Foods	402,746	412,798	314,889

Total	$2,469,568	$2,436,703	$1,642,931

Earnings (loss) before interest and taxes
Birds Eye Frozen	$97,155	$114,459	$38,665
Duncan Hines Grocery	157,316	158,819	145,861
Specialty Foods	(40,317)	27,098	6,740
Unallocated corporate expenses	(30,888)	(35,251)	(45,308)

Total	$183,266	$265,125	$145,958

Depreciation and amortization
Birds Eye Frozen	$42,129	$34,149	$22,547
Duncan Hines Grocery	29,267	24,177	22,716
Specialty Foods	17,077	19,723	20,205

Total	$88,473	$78,049	$65,468

Capital expenditures*
Birds Eye Frozen	$80,884	$48,291	$34,835
Duncan Hines Grocery	31,171	35,315	14,442
Specialty Foods	16,491	11,253	3,953

Total	$128,546	$94,859	$53,230

GEOGRAPHIC INFORMATION
Net sales
United States	$2,442,540	$2,409,548	$1,625,434
Canada	84,832	82,870	72,808
Intercompany	(57,810)	(55,715)	(55,311)

Total	$2,469,562	$2,436,703	$1,642,931

*	Includes new capital leases.

	December 25, 2011	December 26, 2010	December 27, 2009
SEGMENT INFORMATION
Total assets
Birds Eye Frozen	$2,028,104	$2,004,956	$2,057,562
Duncan Hines Grocery	1,978,813	1,963,939	1,945,986
Specialty Foods	372,786	440,693	503,395
Corporate	71,918	82,028	31,555

Total	$4,451,621	$4,491,616	$4,538,498

GEOGRAPHIC INFORMATION
Long-lived assets
United States	$501,245	$447,014	$412,171
Canada	38	54	37

Total	$501,283	$447,068	$412,208

16. Taxes on Earnings

The components of the provision (benefit) for income taxes are as follows:

Provision (benefit) for income taxes

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Current
Federal	$(1,186)	$215	$(386)
State	2,339	2,065	161
Non-U.S.	426	737	213

	1,579	3,017	(12)

Deferred
Federal	23,911	9,318	(259,051)
State	(3,377)	(4,936)	(18,660)
Non-U.S.	(10)	—	—

	20,524	4,382	(277,711)

Provision (benefit) for income taxes	$22,103	$7,399	$(277,723)

Earnings (loss) before income taxes
United States	(26,558)	$27,253	$24,295
Non-U.S.	1,747	2,183	585

Total	$(24,811)	$29,436	$24,880

The effective tax rate differs from the federal statutory income tax rate as explained below:

Effective Income Tax Rate

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	8.4%	(3.7)%	(48.3)%
Tax effect resulting from international activities	(0.5)%	1.8%	1.9%
Change in deferred tax valuation allowance	(8.0)%	—%	(1,117.3)%
Non-deductible expenses	(1.5)%	6.8%	12.6%
Goodwill and other long-lived intangibles impairment	(141.4)%	—%	—%
Tax credits	1.2%	(2.0)%	—%
Uncertain tax benefits	15.9%	2.6%	—%
Out of period adjustment	—%	(14.4)%	—%
Other	1.8%	(1.0)%	(0.2)%

Effective income tax rate	(89.1)%	25.1%	(1,116.3)%

Deferred Tax Assets and Liabilities

	December 25, 2011	December 26, 2010
Current
Accrued liabilities	$7,701	$15,357
Inventories	15,447	7,593
Benefits and compensation	15,158	14,158
Hedges	1,024	—
Net operating loss carryforwards	35,478	—
Federal & state tax credits	331	—
Other	447	2,884
Valuation allowance	(4,477)	(1,704)

	71,109	38,288

Non Current
Postretirement benefits	33,160	34,844
Accrued liabilities	3,767	2,163
Benefits and compensation	3,977	256
Net operating loss carryforwards	303,240	335,787
Federal & state tax credits	11,770	7,231
Alternative minimum tax	1,901	1,901
Hedging	2,909	10,844
Other intangible assets	(677,393)	(669,505)
Partnership Interest	(8,885)	(8,855)
Plant assets	(80,767)	(71,089)
Unremitted earnings	(2,240)	(1,890)
Other	320	(894)
Valuation allowance	(9,725)	(6,580)

	(417,966)	(365,787)

Net deferred tax asset (liability)	$(346,857)	$(327,499)

Amounts recognized in the Consolidated Balance Sheets

Current deferred tax assets	71,109	$38,288
Non-current deferred tax liabilities	(417,966)	(365,787)

Net deferred tax asset (liability)	$(346,857)	$(327,499)

The consolidated tax provision and related income tax assets and liabilities represent the income taxes of the Pinnacle affiliated group. Pursuant to the tax sharing agreement between Pinnacle and members of the Pinnacle affiliated group, each member is liable for its share of the federal and state income tax liability.

Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. For the fiscal year ended December 25, 2011 the Company recorded a $2.6 million benefit to the income tax provision reflecting a change in the effective tax rate as a result of changes to our manufacturing footprint and state legislative changes enacted during the fiscal year. The authoritative guidance for accounting for income taxes requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The Company regularly evaluates its deferred tax assets for future realization. A review of all available positive and negative evidence must be considered, including a company’s performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits.

The authoritative guidance further states that where there is negative evidence such as cumulative losses in recent years, concluding that a valuation allowance is not required is problematic. Therefore, cumulative losses weigh heavily in the overall assessment. For all reporting periods prior to December 27, 2009, management had determined that it was no longer more likely than not that the Company would be able to realize the net deferred tax assets. This conclusion was reached due to cumulative losses recognized in preceding years.

Based on a review of both the positive and negative evidence as of December 27, 2009, it was determined that the Company had sufficient positive evidence to outweigh any negative evidence and support that it was more likely that not that substantially all of the deferred tax assets would be realized. The evaluation of the realization of deferred tax assets is inherently subjective. Following are key items that provided positive evidence to support the reversal of the valuation allowance for substantially all of the deferred assets in the fourth quarter of 2009:

•	Positive earnings before tax in the U.S. for the fiscal year ended December 27, 2009

•	Continued positive earnings before tax and future taxable income

•	Lapse of cumulative loss history

The Company recognizes investment tax credits under the flow through method. For the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, net benefit of $1,225, $96 and $141, respectively, were recorded in the Provision (benefit) for income taxes line of the Consolidated Statements of Operations.

For the fiscal year ended December 26, 2010, the Company recorded an out of period adjustment of $4.2 million to correct errors related to the reversal of the Company’s income tax valuation allowance as of December 27, 2009. This adjustment reduced provision for income taxes by $4.2 million, increased deferred tax assets by $5.0 million, increased uncertain tax benefits by $4.5 million and increased accumulated other comprehensive loss by $3.7 million. Since these were not material to prior years’ financial statements, the Company recorded these adjustments in the financial statements for the fiscal year ended December 26, 2010.

Pinnacle is a loss corporation as defined by Internal Revenue Code Section 382. Section 382 places an annual limitation on Pinnacle’s ability to utilize Net Operating Loss Carryovers (NOLC’s) and other attributes to reduce future taxable income. As of December 25, 2011, Pinnacle has federal NOLC’s of $1,143.0 million, of which $240.5 million of the carryovers exceed the estimated available Section 382 limitation. As noted below, in connection with the adoption of the authoritative guidance for accounting for uncertainty in income taxes, Pinnacle reduced its deferred tax assets for this limitation. Of the remaining $902.5 million of NOLC’s,

$657.2 million are subject to the various Section 382 limitations which will limit the amount of NOLC’s that can be utilized in any given year. It is expected that Pinnacle’s annual Section 382 limitation going forward will approximate $14 million to $18 million, adjusted for certain built in gain recognition items (as defined in Section 382) and pending resolution of certain tax matters. Pinnacle’s NOLC’s and certain other tax attributes generated prior to December 23, 2009 may not be utilized to offset Birds Eye income from recognized built in gains that existed at the acquisition date, through December 2014, pursuant to Internal Revenue Code Section 384.

Pinnacle’s federal NOLs have expiration periods from 2017 through 2031. Pinnacle and its subsidiaries also have state tax NOLs that are limited and vary in amount by jurisdiction. State NOLs are approximately $562.0 million with expiration periods beginning in 2012 through 2031. State tax credits total $11.0 million of which $2.4 million expire on or before 2027. The remaining $8.6 million of state credits do not expire, except upon the occurrence of specific events. The Company’s foreign net operating losses of $0.9 million expire on or before December 2021.

As of December 25, 2011 our valuation allowance for state NOLs and credits is $13.3 million and the foreign valuation allowance is $0.9 million.

Following are the changes in the deferred tax valuation allowance:

	Beginning Balance	Additions	Acquisitions	Deductions	Ending Balance
Fiscal year ended December 25, 2011	$8,284	$6,188	$—	$(269)	$14,203
Fiscal year ended December 26, 2010	14,792	—	(5,721)	(787)	8,284
Fiscal year ended December 27, 2009	318,298	54	12,063	(315,623)	14,792

Authoritative Guidance for Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009
Gross unrecognized tax benefits at beginning of year	$13,515	$3,410	$488
Increase for tax positions related to prior periods	646	9,722	1,920
Decrease for tax positions related to prior periods	(4,133)	—	—
Increase for tax positions related to the current period	558	630	1,035
Decrease related to settlement with tax authorities	(822)	(163)
Reductions due to lapse of applicable statutes of limitations	—	(84)	(33)

Gross unrecognized tax benefits at end of year	$9,764	$13,515	$3,410

The Company’s liability for unrecognized tax benefit as of December 25, 2011 is $9,764, reflecting a net decrease of $3,751 for uncertainties related to federal and state tax matters. A benefit of $3,908 was recognized in the provision for income taxes resulting from evaluation of new information affecting the measurement of certain unrecognized tax benefits and the settlement of a tax examination. The amount, if recognized, that would impact the effective tax rate as of December 25, 2011 is $2,479. A decrease in the unrecognized tax benefit liability of approximately $2,686 may occur within the next fiscal year from lapse of certain statute of limitations or resolution of examinations by federal, state and international taxing authorities. The decrease, if realized, would be recorded as a tax benefit to the provision for income taxes.

The Company recorded interest and penalties associated with uncertain tax positions as a benefit of $743, a charge of $266 and a charge of $34 to the provision for income taxes for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, respectively. The Company’s liability includes accrued interest and penalties of $489 and $1,231 as of December 25, 2011 and December 26, 2010, respectively.

The Company files income tax returns with the U.S. federal government and various state and international jurisdictions. With few exceptions, the Company’s 1999 and subsequent federal and state tax years remain open by statute, principally relating to NOLs. International jurisdictions remain open for 2004 and subsequent periods. As a matter of course, from time to time various taxing authorities may audit the Company’s tax returns. The IRS is currently auditing the Company’s federal income tax return for the fiscal year ended December 27, 2009 and its examination of the Birds Eye federal income tax returns for the fiscal years ended through December 23, 2009 was completed during 2011. The Company is also under audit by other tax jurisdictions. At this time, an estimate of the range of reasonably possible outcomes cannot be made. We do not anticipate these possible outcomes will have a significant impact on the results of operations or our financial position.

17. Quarterly Results (Unaudited)

Summarized quarterly financial data is presented below

	Quarter Ended
	March 2011	June 2011	September 2011	December 2011	Fiscal 2011
Net sales	$606,311	$602,024	$574,745	$686,482	$2,469,562
Cost of products sold	452,916	460,347	440,495	500,938	1,854,696

Gross profit	153,395	141,677	134,250	185,544	614,866
Net earnings(loss)	20,252	7,581	12,777	(87,524)	(46,914)

	Quarter Ended
	March 2010	June 2010	September 2010	December 2010	Fiscal 2010
Net sales	$656,436	$576,080	$541,729	$662,458	$2,436,703
Cost of products sold	500,706	434,142	418,256	481,271	1,834,375

Gross profit	155,730	141,938	123,473	181,187	602,328
Net earnings (loss)	3,930	14,174	(12,167)	16,100	22,037

Net earnings during fiscal 2011 and fiscal 2010 were affected by the following charges:

	Quarter Ended
	March 2011	June 2011	September 2011	December 2011	Fiscal 2011
Cost of products sold
Restructuring charges (a)	$2,865	$7,567	$3,280	$3,884	$17,596
Aunt Jemima product recall (b)	—	—	—	1,145	1,145
Goodwill impairment charge
Impairment charges (c)	—	—	—	122,900	122,900
Other expense (income), net
Tradename Impairment charges (d)	—	—	—	25,300	25,300
Lehman Brothers Specialty Financing settlement (see Note 6)	—	8,500	—	—	8,500
Interest expense
Amortization of deferred mark-to-market on terminated swap (see Note 12)	705	507	473	434	2,119

	Quarter Ended
	March 2010	June 2010	September 2010	December 2010	Fiscal 2010
Cost of Products Sold
Write up of inventory to fair value (See Note 3)	$17,324	$9,724	$9,724	$304	$37,076
Administrative expenses
Restructuring charges (e)	8,733	1,756	1,752	358	12,599
Other expense (income), net
Tradename Impairment charges (d)	—	—	—	29,000	29,000
Interest expense
Amortization of deferred mark-to-market on terminated swap (see Note 12)	1,033	796	736	730	3,295
Provision (benefit) for income taxes
Out of period adjustment (See Note 16)	400	(4,100)	—	—	(3,700)

(a)	Restructuring costs consist of termination and facility closure costs related to the Tacoma, Washington and Fulton, New York plant closures (See Note 9 for additional information).
(b)	On January 27, 2012 we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause allergic reaction for people who have a soy allergy (See Note 13 for additional information).
(c)	Goodwill impairment charges consist of the following

•	Fourth quarter 2011—Goodwill Impairment charges of $51.7 million, $49.7 million and $21.5 million on the Breakfast, Private Label and Food Service reporting units, respectively.

(d)	Tradename impairment charges consist of the following

•	Fourth quarter 2011 -$23.7 million, $1.2 million and $0.4 million on the Aunt Jemima breakfast, Lender’s and Bernstein’s tradenames, respectively.

•	Fourth quarter 2010—$29.0 million for the Hungry-Man tradename.

(e)	Termination and facility closure costs related to Rochester, New York Office closure (See Note 9 for additional information).

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(thousands of dollars, except per share data)

	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Net sales	$567,905	$574,746	$1,773,425	$1,783,081
Cost of products sold	438,564	440,496	1,376,251	1,353,759

Gross profit	129,341	134,250	397,174	429,322
Operating expenses
Marketing and selling expenses	38,336	43,306	130,540	131,764
Administrative expenses	21,349	19,510	66,089	62,640
Research and development expenses	2,677	2,282	8,211	6,343
Other expense (income), net	7,084	3,858	25,280	19,573

Total operating expenses	69,446	68,956	230,120	220,320

Earnings before interest and taxes	59,895	65,294	167,054	209,002
Interest expense	44,462	52,241	154,601	155,624
Interest income	4	97	105	239

Earnings before income taxes	15,437	13,150	12,558	53,617
Provision for income taxes	5,559	373	3,701	13,007

Net earnings	$9,878	$12,777	$8,857	$40,610

Net earnings per share:
Basic	$6.72	$8.68	$6.02	$27.58

Diluted	$6.31	$8.16	$5.66	$25.93

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (unaudited)

(thousands of dollars)

	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Net earnings	$9,878	$12,777	$8,857	$40,610
Other comprehensive earnings
Swaps mark to market adjustments	(1,448)	7,352	686	14,075
Amortization of deferred mark-to-market adjustment on terminated swaps	—	473	445	1,685
Foreign currency translation	118	(135)	341	264
Loss (gain) on pension actuarial assumptions	—	1,667	(76)	1,667
Tax benefit (provision) on other comprehensive earnings	393	(3,347)	(792)	(6,723)

Total other comprehensive (loss) earnings—net of tax	(937)	6,010	604	10,968

Total comprehensive earnings	$8,941	$18,787	$9,461	$51,578

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (unaudited)

(thousands of dollars)

	September 23, 2012	December 25, 2011
Current assets:
Cash and cash equivalents	$5,891	$151,031
Accounts receivable, net of allowances of $6,085 and $5,440, respectively	166,279	159,981
Inventories	402,820	335,812
Other current assets	7,150	7,549
Deferred tax assets	72,844	71,109

Total current assets	654,984	725,482
Plant assets, net of accumulated depreciation of $255,029 and $205,281, respectively	495,916	501,283
Tradenames	1,604,512	1,604,512
Other assets, net	161,518	178,849
Goodwill	1,441,495	1,441,495

Total assets	$4,358,425	$4,451,621

Current liabilities:
Short-term borrowings	$560	$1,708
Current portion of long-term obligations	30,406	15,661
Accounts payable	186,805	152,869
Accrued trade marketing expense	39,104	35,125
Accrued liabilities	125,681	128,785

Total current liabilities	382,556	334,148
Long-term debt (includes $62,335 and $121,992 owed to related parties, respectively)	2,583,635	2,738,650
Pension and other postretirement benefits	84,558	93,406
Other long-term liabilities	29,877	22,099
Deferred tax liabilities	423,107	417,966

Total liabilities	3,503,733	3,606,269
Commitments and contingencies (Note 11)
Shareholders’ equity:
Pinnacle common stock: par value $.01 per share, 2,000,000 shares authorized, issued and outstanding 1,470,047 and 1,471,146, respectively	15	15
Additional paid-in-capital	697,216	697,337
Retained earnings	209,293	200,436
Accumulated other comprehensive loss	(51,832)	(52,436)

Total shareholders’ equity	854,692	845,352

Total liabilities and shareholders’ equity	$4,358,425	$4,451,621

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(thousands of dollars)

	Nine months ended
	September 23, 2012	September 25, 2011
Cash flows from operating activities
Net earnings	$8,857	$40,610
Non-cash charges (credits) to net earnings
Depreciation and amortization	68,542	65,065
Amortization of discount on term loan	669	904
Amortization of debt acquisition costs	6,745	7,812
Call premium on note redemptions	14,255	—
Refinancing costs and write off of debt issuance costs	17,482	—
Amortization of deferred mark-to-market adjustment on terminated swaps	444	1,684
Plant asset impairment charges	—	1,286
Change in value of financial instruments	(2,002)	3,984
Equity-based compensation charge	725	900
Pension expense, net of contributions	(8,924)	(11,313)
Other long-term liabilities	3,210	(1,375)
Other long-term assets	(601)	170
Deferred income taxes	2,637	10,797
Changes in working capital
Accounts receivable	(5,974)	(32,925)
Inventories	(66,822)	(76,919)
Accrued trade marketing expense	3,853	(7,607)
Accounts payable	14,198	51,533
Accrued liabilities	4,340	9,621
Other current assets	750	4,892

Net cash provided by operating activities	62,384	69,119

Cash flows from investing activities
Capital expenditures	(49,796)	(90,832)
Proceeds from sale of plant assets	570	7,900

Net cash used in investing activities	(49,226)	(82,932)

Cash flows from financing activities
Proceeds from bank term loans	842,625	—
Repayments of long-term obligations	(625,172)	—
Repurchase of notes	(373,255)	—
Proceeds from short-term borrowings	1,216	845
Repayments of short-term borrowings	(2,364)	(2,002)
Borrowings under revolving credit facility	5,000	—
Repayments of revolving credit facility	(5,000)	—
Repayment of capital lease obligations	(2,803)	(1,997)
Equity contributions	—	558
Repurchases of equity	(846)	(1,624)
Debt acquisition costs	(17,414)	(546)
Change in bank overdrafts	19,327	—
Other financing	—	2,730

Net cash used in financing activities	(158,686)	(2,036)

Effect of exchange rate changes on cash	388	(60)
Net change in cash and cash equivalents	(145,140)	(15,909)
Cash and cash equivalents—beginning of period	151,031	115,286

Cash and cash equivalents—end of period	$5,891	$99,377

Supplemental disclosures of cash flow information:
Interest paid	$138,622	$133,770
Interest received	105	193
Income taxes paid (refunded)	1,933	(2,365)
Non-cash investing and financing activities:
New capital leases	1,549	1,500

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

(thousands of dollars, except share amounts)

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

	Shares	Amount
Balance at December 26, 2010	1,472,668	$15	$697,252	$247,350	$(49,532)	$895,085

Equity contributions:
Shares purchased	812	—	558			558
Shares repurchased	(2,334)	—	(1,624)			(1,624)
Equity related compensation			900			900
Comprehensive earnings				40,610	10,968	51,578

Balance, September 25, 2011	1,471,146	$15	$697,086	$287,960	$(38,564)	$946,497

Balance, December 25, 2011	1,471,146	$15	$697,337	$200,436	$(52,436)	$845,352

Equity contributions:
Shares purchased	—	—	—			—
Shares repurchased	(1,099)	—	(846)			(846)
Equity related compensation			725			725
Comprehensive earnings				8,857	604	9,461

Balance, September 23, 2012	1,470,047	$15	$697,216	$209,293	$(51,832)	$854,692

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(thousands of dollars, except share amounts and where noted in millions)

1. Summary of Business Activities

Business Overview

Pinnacle Foods Inc. (hereafter referred to as “Pinnacle” or the “Company”) is a holding company whose sole asset is 100% ownership of Peak Finance Holdings LLC (“PFH”). PFH is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC (“PFF”). In addition, a warrant agreement is in place, whereby Peak Holdings LLC, Pinnacle’s parent, can acquire an additional 94,000 shares (subject to adjustment) of Pinnacle.

PFF is a leading manufacturer, marketer and distributor of high quality, branded convenience food products, the products and operations of which are managed and reported in three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. The Company’s United States retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), frozen seafood (Van de Kamp’s, Mrs. Paul’s), full-calorie single-serve frozen dinners and entrées (Hungry-Man), frozen breakfast (Aunt Jemima), frozen and refrigerated bagels (Lender’s), and frozen pizza for one (Celeste) are reported in the Birds Eye Frozen Division. The Company’s baking mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), table syrups (Mrs. Butterworth’s and Log Cabin), canned meat (Armour, Nalley, Brooks), pie and pastry fillings (Comstock, Wilderness), barbecue sauces (Open Pit), salad dressing (Bernstein’s) and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and the Company’s food service and private label businesses.

History and Current Ownership

Since 2001, the Company and its predecessors have been involved in several business combinations to acquire certain assets and liabilities related to the brands discussed above.

On December 23, 2009, Pinnacle Foods Group LLC (“PFG LLC”), an entity wholly owned by PFF, purchased Birds Eye Foods, Inc (the “Birds Eye Acquisition”).

2. Interim Financial Statements

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting primarily of normal recurring adjustments) necessary for a fair statement of the Company’s financial position as of September 23, 2012, the results of operations for the three and nine months ended September 23, 2012 and September 25, 2011, and the cash flows for the nine months ended September 23, 2012 and September 25, 2011. The results of operations are not necessarily indicative of the results to be expected for the full fiscal year. The accompanying unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 25, 2011.

3. Fair Value Measurements

The authoritative guidance for financial assets and liabilities discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

The Company’s financial assets and liabilities subject to recurring fair value measurements and the required disclosures are as follows:

	Fair Value as of September 23, 2012	Fair Value Measurements Using Fair Value Hierarchy			Fair Value as of December 25, 2011	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Interest rate derivatives	$—	$—	$—	$—	$1,335	$—	$1,335	$—
Foreign currency derivatives	531	—	531	—	931	—	931	—
Commodity derivatives	882	—	882	—	142	—	142	—

Total assets at fair value	$1,413	$—	$1,413	$—	$2,408	$—	$2,408	$—

Liabilities
Interest rate derivatives	$4,462	$—	$4,462	$—	$7,836	$—	$7,836	$—
Foreign currency derivatives	1,050	—	1,050	—	—	—	—	—
Commodity derivatives	256	—	256	—	1,615	—	1,615	—

Total liabilities at fair value	$5,768	$—	$5,768	$—	$9,451	$—	$9,451	$—

The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk.

The valuations of these instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate, commodity, and foreign exchange forward curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of the authoritative guidance for fair value disclosure, the Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. The Company had no fair value measurements based upon significant unobservable inputs (Level 3) as of September 23, 2012 or December 25, 2011.

In addition to the instruments named above, the Company also makes fair value measurements in connection with its annual goodwill and trade name impairment testing. These measurements would fall into Level 3 of the fair value hierarchy.

In December 2011, the Company adopted the provisions of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value

Measurement and Disclosure Requirements,” (“ASU 2011-04”). For purposes of calculating fair value of financial instruments, we manage the portfolio of financial assets and financial liabilities on the basis of the Company’s net exposure to credit risk. The Company has elected to apply the portfolio exception in ASU 2011-04 with respect to measuring counterparty credit risk for all of its derivative transactions subject to master netting arrangements on a net basis by counterparty portfolio.

4. Other Expense (Income), net

	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Other expense (income), net consists of:
Amortization of intangibles/other assets	$3,879	$4,047	$11,647	$12,129
Redemption premium on the early extinguishment of debt	3,470	—	14,255	—
Lehman Brothers Specialty Financing settlement	—	—	—	8,500
Gain on sale of the Watsonville, CA facility	—	—	—	(391)
Royalty income and other	(265)	(189)	(622)	(665)

Total other expense (income), net	$7,084	$3,858	$25,280	$19,573

Redemption premium on the early extinguishment of debt. On April 19, 2012, as part of a debt refinancing (the “April 2012 Refinancing”) the Company redeemed all $199.0 million of its outstanding 10.625% Senior Subordinated Notes at a redemption price of 105.313% of the aggregate principal amount. In addition, on June 5, 2012, the Company repurchased and retired $10.0 million of 9.25% Senior Notes at a price of 102.125% of the aggregate principal amount. On September 20, 2012, as part of a debt refinancing (the “September 2012 Refinancing”) the Company redeemed $150.0 million of its outstanding 9.25% Senior Subordinated Notes at a redemption price of 102.313% of the aggregate principal amount. For more information on debt refinancing see Note 8 to the Consolidated Financial Statements for Debt and Interest Expense.

Lehman Brothers Specialty Financing settlement. On June 4, 2010, Lehman Brothers Special Financing (LBSF) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivatives contracts which the Company had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, the Company and LBSF agreed to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, the Company made payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim.

Sale of the Watsonville, CA facility. On June 24, 2011, the Company completed the sale of its Watsonville, CA facility which had been recorded as an asset held for sale. The proceeds of the sale were $7.9 million and resulted in a $0.4 million gain recorded in Other Expense (Income), net in the nine months ended September 25, 2011.

5. Balance Sheet Information

Accounts Receivable. Customer accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for cash discounts, returns and bad debts is the Company’s best estimate of the amount of uncollectible amounts in its existing accounts receivable. The Company determines the allowance based on historical discounts taken and write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance when the Company concludes it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts receivable are as follows:

	September 23, 2012	December 25, 2011
Customers	$162,590	$154,949
Allowances for cash discounts, bad debts and returns	(6,085)	(5,440)

Subtotal	156,505	149,509
Other receivables	9,774	10,472

Total	$166,279	$159,981

Inventories. Inventories are as follows:

	September 23, 2012	December 25, 2011
Raw materials, containers and supplies	$67,060	$66,247
Finished product	335,760	269,565

Total	$402,820	$335,812

The Company has various purchase commitments for raw materials, containers, supplies and certain finished products incident to the ordinary course of business. Such commitments are not at prices in excess of current market.

Other Current Assets. Other Current Assets are as follows:

	September 23, 2012	December 25, 2011
Prepaid expenses	$5,722	$6,540
Prepaid income taxes	1,428	1,009

Total	$7,150	$7,549

Plant Assets. Plant assets are as follows:

	September 23, 2012	December 25, 2011
Land	$18,001	$18,001
Buildings	186,975	163,397
Machinery and equipment	515,194	474,556
Projects in progress	30,775	50,610

Subtotal	750,945	706,564
Accumulated depreciation	(255,029)	(205,281)

Total	$495,916	$501,283

Depreciation was $22,607 and $56,895 during the three and nine months ended September 23, 2012, respectively. Depreciation was $18,117 and $52,937 during the three and nine months ended September 25, 2011, respectively. As of September 23, 2012 and December 25, 2011, Plant Assets included assets under capital lease with a book value of $22,292 and $17,614 (net of accumulated depreciation of $7,728 and $5,257), respectively.

Accounts Payable. Accounts payable are as follows:

	September 23, 2012	December 25, 2011
Accounts payable	$186,805	$152,869

As of September 23, 2012 Accounts payable includes bank overdrafts of $19,327.

Accrued Liabilities. Accrued liabilities are as follows:

	September 23, 2012	December 25, 2011
Employee compensation and benefits	$58,534	$50,891
Interest payable	27,118	36,840
Consumer coupons	2,988	3,170
Accrued restructuring charges (see note 7)	10,450	4,076
Accrued financial instrument contracts (see note 10)	1,201	9,451
Other	25,390	24,357

Total	$125,681	$128,785

Other Long-Term Liabilities. Other long-term liabilities are as follows:

	September 23, 2012	December 25, 2011
Employee compensation and benefits	$8,887	$9,589
Long-term rent liability and deferred rent allowances	10,458	6,594
Liability for uncertain tax positions	1,951	1,788
Accrued financial instrument contracts (see note 10)	4,567	—
Other	4,014	4,128

Total	$29,877	$22,099

6. Goodwill, Tradenames and Other Assets

Goodwill

Goodwill by segment is as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance, December 25, 2011	$527,069	$740,465	$173,961	$1,441,495

Balance, September 23, 2012	$527,069	$740,465	$173,961	$1,441,495

The authoritative guidance for business combinations requires that all business combinations be accounted for at fair value under the acquisition method of accounting. The authoritative guidance for goodwill provides that goodwill will not be amortized, but will be tested for impairment on an annual basis or more often when events indicate. The Company completed its annual testing as of December 25, 2011. As a result of the testing, the Company recognized goodwill impairments of $122.9 million in its Frozen Breakfast, Private Label, and Food Service reporting units during the year ended December 25, 2011.

Tradenames

Tradenames by segment are as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance, December 25, 2011	$796,680	$771,832	$36,000	$1,604,512

Balance, September 23, 2012	$796,680	$771,832	$36,000	$1,604,512

The authoritative guidance for indefinite-lived assets provides that indefinite-lived assets will not be amortized, but will be tested for impairment on an annual basis or more often when events indicate. As a result of its annual testing of indefinite-lived assets in December 2011, the Company recorded impairment charges totaling $25.3 million in its Aunt Jemima, Lender’s and Bernstein’s tradenames during the year ended December 25, 2011.

Other Assets

	September 23, 2012
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(28,971)	$23,839
Customer relationships—Distributors	36	125,746	(27,246)	98,500
Customer relationships—Food Service	7	36,143	(30,981)	5,162
Customer relationships—Private Label	7	9,214	(8,390)	824
License	7	4,875	(2,052)	2,823

Total amortizable intangibles		$228,788	$(97,640)	$131,148
Deferred financing costs		59,403	(33,466)	25,937
Other (1)		4,433	—	4,433

Total other assets, net				$161,518

	Amortizable intangibles by segment
	Birds Eye Frozen			$71,290
	Duncan Hines Grocery			50,164
	Specialty Foods			9,694

				$131,148

	December 25, 2011
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(25,084)	$27,726
Customer relationships—Distributors	36	125,746	(22,947)	102,799
Customer relationships—Food Service	7	36,143	(28,472)	7,671
Customer relationships—Private Label	7	9,214	(7,989)	1,225
License	7	4,875	(1,500)	3,375

Total amortizable intangibles		$228,788	$(85,992)	$142,796
Deferred financing costs		77,112	(46,228)	30,884
Financial instruments (see note 10)		1,335	—	1,335
Other (1)		3,834	—	3,834

Total other assets, net				$178,849

	Amortizable intangibles by segment
	Birds Eye Frozen			$76,054
	Duncan Hines Grocery			53,948
	Specialty Foods			12,794

				$142,796

(1)	As of September 23, 2012 Other consists of security deposits and hedge contracts. As of December 25, 2011, Other consists of security deposits.

Amortization of intangible assets was $3,879 and $11,647 for the three and nine months ended September 23, 2012, respectively. Amortization of intangible assets was $4,047 and $12,129 for the three and nine months ended September 25, 2011, respectively. Estimated amortization expense for each of the next five years and thereafter is as follows: remainder of 2012 -$4,200 ; 2013—$15,500; 2014—$12,200; 2015—$10,900; 2016—$10,300 and thereafter—$78,100.

Deferred Financing Costs

All deferred financing costs, which relate to the Senior Secured Credit Facility and Senior Notes are amortized into interest expense over the life of the related debt facility using the effective interest method. On April 17, 2012, as part the April 2012 Refinancing, PFF expensed financing costs of $7,526 and wrote off deferred financing costs of $5,450. On August 30, 2012, as part of the September 2012 Refinancing, PFF wrote off deferred financing costs of $2,641. In 2012, PFF capitalized costs of $2,769 and $9,889 for the three and nine months ended September 23, 2012. These costs primarily consisted of arrangement and legal fees. In addition, amortization of deferred financing costs was $1,910 and $6,745 during the three and nine months ended September 23, 2012, respectively. Amortization of deferred financing costs was $2,620 and $7,812 during the three and nine months ended September 25, 2011, respectively. For more information on debt refinancings, see Note 8 to the Consolidated Financial Statements for Debt and Interest Expense.

The following summarizes deferred financing cost activity:

	Gross Carrying Amount	Accumulated Amortization	Net
Balance, December 25, 2011	$77,112	$(46,228)	$30,884
2012—Additions	9,889	—	9,889
– Amortization	—	(6,745)	(6,745)
– Write Off	(27,598)	19,507	(8,091)

Balance, September 23, 2012	$59,403	$(33,466)	$25,937

7. Restructuring Charges

Pickle supply chain improvements

On May 25, 2012, the Company announced plans to further improve the efficiency of its supply chain by consolidating its Vlasic pickle production into one plant in Imlay City, MI. The Company’s decision to focus on its branded Vlasic business and de-emphasize its lower-margin, un-branded pickle business was the catalyst for this consolidation.

Millsboro, DE plant closure related charges

The Company’s other pickle production plant, located in Millsboro, DE, is expected to end production around year-end 2012. The Company recorded employee termination costs of $150 and $1,472 in the three and nine months ended September 23, 2012, respectively. The Company recorded asset retirement obligation charges of zero and $750 in the three and nine months ended September 23, 2012, respectively. In addition, the Company recorded accelerated depreciation charges of $6,631 and $8,367 in the three and nine months ended September 23, 2012, respectively. The Company anticipates recording additional accelerated depreciation charges of $6,245 throughout the remainder of fiscal 2012. All restructuring charges related to the consolidation of the Company’s pickle production are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Exit low-margin un-branded business charge

As a result of exiting the lower-margin un-branded pickle business, the Company terminated the use of a third party ingredients storage facility in the third quarter of 2012. In doing so, the Company accrued contract termination and other fees of $6,483 in both the three and nine months ended September 23, 2012. In addition, the Company recorded accelerated depreciation charges at its Imlay City, MI plant for assets used in the low-margin un-branded pickle business. These charges were $814 in both the three and nine months ended September 23, 2012. The Company anticipates recording additional accelerated depreciation charges of $769 throughout the remainder of fiscal 2012. All restructuring charges related to exiting the low-margin un-branded pickle business are recorded in the Specialty foods segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Green Bay, WI Research Facility

On May 15, 2012, the Company announced plans to relocate the Birds Eye Frozen Division Research and Development team from Green Bay, WI to its new facility at its Parsippany, NJ headquarters. The Company believes that the relocation will allow for seamless collaboration between marketing, sales, procurement and R&D that will drive superior brand innovation, marketing and productivity. The Green Bay, WI research facility will close in December 2012. The Company recorded employee termination costs of $233 and $960 in the three and nine months ended September 23, 2012, respectively. In addition, the Company recorded accelerated depreciation charges of $232 and $419 in the three and nine months ended September 23, 2012, respectively. The Company anticipates recording additional accelerated depreciation charges of $400 throughout the remainder of fiscal 2012. All restructuring charges related to the closure of the Green Bay, WI research facility are recorded in the Birds Eye Frozen segment and in the Research and development line in the Consolidated Statements of Operations.

Fulton, NY Plant

On April 15, 2011, the Company announced plans to consolidate the Birds Eye Frozen segment’s Fulton, NY plant operations into its Darien, WI and Waseca, MN facilities in order to locate vegetable processing closer to the crop-growing region and thus reduce the related freight costs. In connection with this project, the Company made significant capital investments in its Darien, WI and Waseca, MN plants. The Company recorded accelerated depreciation costs of zero and $2,324 in the three and nine months ended September 23, 2012, respectively. The Company recorded employee termination costs of zero and $1,850 in the three and nine months ended September 25, 2011, respectively. In addition, the Company recorded accelerated depreciation costs of $2,555 and $5,190 in the three and nine months ended September 25, 2011, respectively. All restructuring charges related to the closure of the Fulton, NY plant are recorded in the Birds Eye Frozen segment and in the Cost of products sold line in the Consolidated Statements of Operations. Severance payments were substantially completed in the third quarter of 2012.

Tacoma, WA Plant

On December 3, 2010, in an effort to improve its supply chain operations, the Company announced the closure of the Tacoma, WA plant and the consolidation of production into its Fort Madison, IA plant. The Company recorded accelerated depreciation costs of zero and $307 in the three and nine months ended September 23, 2012, respectively. The Company recorded accelerated depreciation costs of zero and $4,782 in the three and nine months ended and September 25, 2011, respectively. In addition, the Company recorded asset impairment charges of zero and $1,286 in the three and six months ended September 25, 2011, respectively, upon ceasing use of the facility at the end of the second quarter of 2011. All restructuring charges related to the closure of the Tacoma, WA plant are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations. Severance payments were substantially completed in the second quarter of 2012.

The following table summarizes total restructuring charges accrued as of September 23, 2012.

Description	Balance, December 25, 2011	Expense	Other Increases		Payments	Balance, September 23, 2012
Facility shutdowns	$1,201	$—	$776	(1)	$—	$1,977
Contract termination and other fees	—	6,483	—		(650)	5,833
Employee severance	2,875	2,432	—		(2,667)	2,640

Total	$4,076	$8,915	$776		$(3,317)	$10,450

(1)	Consists of asset retirement obligations at the Millsboro, DE plant.

8. Debt and Interest Expense

	September 23, 2012	December 25, 2011
Short-term borrowings
— Notes payable	$560	$1,708

Total short-term borrowings	$560	$1,708

Long-term debt
— Senior Secured Credit Facility—Tranche B Non Extended Term Loans due 2014	$246,400	$1,196,875
— Senior Secured Credit Facility—Tranche B Extended Term Loans due 2016	639,497	—
— Senior Secured Credit Facility—Tranche D Term Loans due 2014	—	313,194
— Senior Secured Credit Facility—Tranche E Term Loans due 2018	399,000	—
— Senior Secured Credit Facility—Tranche F Term Loans due 2018	450,000	—
— 9.25% Senior Notes due 2015	465,000	625,000
— 8.25% Senior Notes due 2017	400,000	400,000
— 10.625% Senior Subordinated Notes due 2017	—	199,000
— Unamortized discount on long term debt	(7,555)	(2,712)
— Capital lease obligations	21,699	22,954

	2,614,041	2,754,311
Less: current portion of long-term obligations	30,406	15,661

Total long-term debt	$2,583,635	$2,738,650

Interest expense	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Interest expense, third party	$37,972	$41,520	$118,021	$124,601
Related party interest expense	665	1,406	2,751	4,199
Amortization of debt acquisition costs (Note 6)	1,910	2,620	6,745	7,812
Write-off of debt acquisition costs (Note 6)	2,641	—	8,091	—
Write-off of loan discount	—	—	1,864	—
Financing costs (Note 6)	—	—	7,526	—
Amortization of deferred mark-to-market adjustment on terminated swaps (Note 10)	—	473	444	1,684
Interest rate swap losses (Note 10)	1,274	6,222	9,159	17,328

Total interest expense	$44,462	$52,241	$154,601	$155,624

Senior Secured Credit Facility

On August 30, 2012, as part of the September 2012 Refinancing, PFF, an indirect subsidiary of the Company entered into the first amendment to the amended and restated Senior Secured Credit Facility (as amended, the “Senior Secured Credit Facility”), which provided for incremental term loans in the amount of $450.0 million (the “Tranche F Term Loans”). PFF used proceeds from the Tranche F Term Loans to pay off $300.0 million of the aggregate principle amount of Tranche B Non Extended Term Loans due 2014.

On September 20, 2012, PFF redeemed $150.0 million aggregate principle amount of its 9.25% Senior Notes due 2015 using proceeds from the Tranche F Term Loans. This is explained in greater detail under the section titled, “Senior Notes and Senior Subordinated Notes.”

In connection with the refinancing, PFF incurred deferred financing fees which are explained in detail in Note 6 to the Consolidated Financial Statements, “Goodwill, Tradenames and Other Assets”. Also, the Company incurred $3.4 million of original issue discount on its new Tranche F Term Loans.

The stated maturity date of the Tranche F Term Loans is October 17, 2018. However, the maturity date would be accelerated as follows:

•	if more than $150.0 million of the 9.25% Senior Notes are outstanding on December 31, 2014, then the maturity date of the Tranche F Term Loans would be December 31, 2014; or

•	if more than $150.0 million of the 8.25% Senior Notes are outstanding on June 2, 2017, then the maturity date of the Tranche F Term Loans would be June 2, 2017.

On April 17, 2012, as part of the April 2012 Refinancing, PFF entered into an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides for (i) an extension of the maturity date of a portion of the existing term loan B facility (the “Tranche B Extended Term Loans”) in the initial amount of $641.1 million, while a portion of the existing term loan B facility (the “Tranche B Non Extended Term Loans”) in the initial amount of $550.0 million retained their original terms, (ii) the issuance of a new term loan E facility (the “Tranche E Term Loans”) in the initial amount of $400.0 million, and (iii) the replacement of the existing revolving credit facility with a new $150.0 million revolving credit facility (the “Revolving Credit Facility”). The Senior Secured Credit Facility, as well as the indentures covering the various notes referenced below, subject the company to various financial and non-financial covenants. PFF used proceeds from the Tranche E Term Loans to pay off all of its outstanding balance of $313.2 million aggregate principal amount of Tranche D Term Loans.

On April 19, 2012, PFF redeemed all $199.0 million aggregate principal amount of its outstanding 10.625% Senior Subordinated Notes using proceeds from the Tranche E Term Loans along with available cash. This is explained in greater detail under the section titled, “Senior Notes and Senior Subordinated Notes.”

In connection with the refinancing, PFF incurred deferred financing fees which are explained in detail in Note 6 to the Consolidated Financial Statements, “Goodwill, Tradenames and Other Assets”. Also, the Company incurred $4.0 million of original issue discount on its new Tranche E Term Loans.

The stated maturity dates are: April 2, 2014 for the Tranche B Non Extended Term Loans, October 2, 2016 for the Tranche B Extended Term Loans, October 17, 2018 for the Tranche E Term Loans, and April 17, 2017 for the Revolving Credit Facility.

However, the maturity dates would be accelerated as follows:

•	if more than $150.0 million of the Tranche B Non Extended Term Loans are outstanding on January 1, 2014, the Revolving Credit Facility would expire January 1, 2014;

•

if more than $150.0 million of the 9.25% Senior Notes are outstanding on December 31, 2014, then the maturity dates of the Tranche B Extended Term Loans, the Tranche E Term Loans and the Revolving Credit Facility would be December 31, 2014;

•	if more than $150.0 million of the Tranche B Extended Term Loans are outstanding on July 3, 2016, the Revolving Credit Facility would expire July 3, 2016; or

•	if more than $150.0 million of the 8.25% Senior Notes are outstanding on June 2, 2017, then the maturity dates of the Tranche E Term Loans would be June 2, 2017.

There were no borrowings outstanding under the Revolving Credit Facility as of September 23, 2012 and December 25, 2011.

The total combined amount of the Senior Secured Credit Facility Loans that were owed to affiliates of Blackstone as of September 23, 2012 and December 25, 2011, was $62,335 and $121,992, respectively.

The Company’s borrowings under the Senior Secured Credit Facility, bear interest at a floating rate and are maintained as base rate loans or as Eurocurrency rate loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the Senior Secured Credit Facility. The base rate is defined as the higher of (i) the prime rate and (ii) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. Eurocurrency rate loans bear interest at the adjusted Eurocurrency rate, as described in the Senior Secured Credit Facility, plus the applicable Eurocurrency rate margin. With respect to Tranche E and Tranche F Term Loans, the Eurocurrency rate shall be no less than 1.25% per annum and the base rate shall be no less than 2.25% per annum.

The applicable margins with respect to the Company’s Senior Secured Credit Facility vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on the Company’s leverage ratio as defined in the credit agreement. The applicable margins with respect to the Senior Secured Credit Facility as of September 23, 2012 were:

Applicable Margin (per annum)

Revolving Credit Facility and Letters of Credit			Tranche B Non Extended Term Loans		Tranche B Extended Term Loans
Eurocurrency Rate	Base Rate	Commitment Fees Rate	Eurocurrency Rate	Base Rate	Eurocurrency Rate	Base Rate
3.50%	2.50%	0.50%	2.50%	1.50%	3.50%	2.50%

			Tranche E Term Loans		Tranche F Term Loans
			Eurocurrency Rate	Base Rate	Eurocurrency Rate	Base Rate
			3.50%	2.50%	3.50%	2.50%

The obligations under the Senior Secured Credit Facility are unconditionally and irrevocably guaranteed by each of PFF’s direct or indirect domestic subsidiaries (collectively, the “Guarantors”). In addition, the Senior Secured Credit Facility is collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company, or any of its domestic subsidiaries and (ii) certain tangible and intangible assets of the Company and those of the Guarantors (subject to certain exceptions and qualifications).

A commitment fee of 0.50% per annum is applied to the unused portion of the Revolving Credit Facility. As of September 23, 2012 and December 25, 2011, the Eurocurrency interest rate on the revolving credit facility was 2.72% and 2.79%, respectively, however there were no borrowings outstanding as of September 23, 2012 or during 2011. For the three and nine months ending September 23, 2012, the weighted average interest rate on the revolving credit facility calculated on the base rate was 5.66%. For the three and nine months ended September 23, 2012, the weighted average interest rate on the term loan components of the Senior Credit Facility was 3.75% and 3.63%, respectively. For the three and nine months ended September 25, 2011, the weighted average interest rate on the term loan components of the Senior Credit Facility was 3.47% and 3.49%, respectively. As of September 23, 2012 and December 25, 2011 the Eurocurrency interest rate on the term loan facilities was 4.09% and 3.46%, respectively.

The Company pays a fee for all outstanding letters of credit drawn against the Revolving Credit Facility at an annual rate equivalent to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility, less the fronting fee payable in respect of the applicable letter of credit. The fronting fee is equal to 0.125% per annum of the daily maximum amount then available to be drawn under such letter of credit. The fronting fees are computed on a quarterly basis in arrears. Total letters of credit issued under the Revolving Credit Facility cannot exceed $50,000. As of September 23, 2012 and December 25, 2011, the Company had utilized $31,016 and $33,568, respectively of the Revolving Credit Facility for letters of credit. As of September 23, 2012 and December 25, 2011, there were no borrowings under the Revolving Credit Facility. As of September 23, 2012 and December 25, 2011, respectively, there was $118,984 and $116,432 of borrowing capacity under the Revolving Credit Facility, of which $18,984 and $16,432 was available to be used for letters of credit.

Under the terms of the Senior Secured Credit Facility, the Company is required to use 50% of its “Excess Cash Flow” to prepay the Senior Secured Credit Facility loans. Excess Cash Flow is defined as consolidated net income (as defined), as adjusted for certain items, including (1) all non-cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principal payments on indebtedness and (5) certain other items defined in the Senior Secured Credit Facility. In December 2011, the Company made voluntary prepayments on its Senior Secured Credit Facility of $55.0 million. As a result of this prepayment, no payment was due under the Excess Cash Flow requirements of Senior Secured Credit Facility for the 2011 reporting year. In December 2012, the Company will determine if amounts are due under the Excess Cash Flow requirements of the Senior Secured Credit Facility for the 2012 reporting year.

The Senior Secured Credit Facility loans mature in quarterly 0.25% installments. The aggregate maturities of the Tranche B Non Extended Term Loans outstanding as of September 23, 2012 are $3.1 million in the remainder of 2012, $12.5 million in 2013 and $230.8 million in 2014. The aggregate maturities of the Tranche B Extended Term Loans outstanding as of September 23, 2012 are $1.6 million in the remainder of 2012, $6.4 million in 2013, $6.4 million in 2014, $6.4 million in 2015 and $618.7 million in 2016. The aggregate maturities of the Tranche E Term Loans outstanding as of September 23, 2012 are $1.0 million in the remainder of 2012, $4.0 million in 2013, $4.0 million in 2014, $4.0 million in 2015, $4.0 million in 2016 and $382.0 million thereafter. The aggregate maturities of the Tranche F Term Loans outstanding as of September 23, 2012 are $1.1 million in the remainder of 2012, $4.5 million in 2013, $4.5 million in 2014, $4.5 million in 2015, $4.5 million in 2016 and $430.9 million thereafter.

Pursuant to the terms of the Senior Secured Credit Facility, the Company is required to maintain a ratio of Net First Lien Secured Debt to Adjusted EBITDA of no greater than 5.25 to 1.00. Net First Lien Secured Debt is defined as aggregate consolidated secured indebtedness, less the aggregate amount of all unrestricted cash and cash equivalents. In addition, under the Senior Secured Credit Facility and the indentures governing the Senior Notes, the Company’s ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to the Senior Secured Leverage Ratio (which is currently the same as the Net First Lien Secured Debt Ratio above), in the case of the Senior Secured Credit Facility, or to the ratio of Adjusted EBITDA to fixed charges for the most recently concluded four consecutive fiscal quarters, in the case of the Senior Notes. The Senior Secured Credit Facility also permits restricted payments up to an aggregate amount of (together with certain other amounts) the greater of $50 million and 2% of the Company’s consolidated total assets, so long as no default has occurred and is continuing and its pro forma leverage ratio would be no greater than 4.25 to 1.00. As of September 23, 2012 the Company is in compliance with all covenants and other obligations under the Senior Secured Credit Facility and the Senior Notes.

Senior Notes and Senior Subordinated Notes

On April 2, 2007, PFF issued in the initial aggregate principal amounts of $325.0 million of 9.25% Senior Notes (the “Senior Notes”) due 2015, and $250.0 million of 10.625% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2017. On December 23, 2009, as part of the Birds Eye Foods Acquisition, the Company issued an additional $300.0 million of 9.25% Senior Notes due 2015 (the “Additional Senior Notes”). The Senior Notes and the Additional Senior Notes are collectively referred to herein as the 9.25% Senior Notes. On August 17, 2010, PFF issued $400.0 million of 8.25% Senior Notes due 2017 (the “8.25% Senior Notes”).

The 9.25% Senior Notes and the 8.25% Senior Notes are general unsecured obligations of PFF, effectively subordinated in right of payment to all existing and future senior secured indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by PFF wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

On April 19, 2012, PFF redeemed all $199.0 million aggregate principal amount of its outstanding 10.625% Senior Subordinated Notes at a redemption price equal to 105.313% of the aggregate principal amount plus accrued and unpaid interest to the redemption date. The total redemption price was approximately $210.6 million, including accrued interest of $1.0 million. The premium of $10.6 million was recorded in Other expense (income) during the second quarter. The redemption was effected in accordance with the indenture governing the Senior Subordinated Notes pursuant to a notice dated March 20, 2012. The Company funded the redemption price for the Senior Subordinated Notes with the net proceeds of $82.8 million from the Tranche E Term Loans along with $127.8 million of available cash.

On September 20, 2012, PFF redeemed $150.0 million aggregate principal amount of its outstanding 9.25% Senior Notes at a redemption price equal to 102.313% of the aggregate principal amount plus accrued and unpaid interest to the redemption date. The total redemption price was approximately $160.0 million, including accrued interest of $6.5 million. The premium of $3.5 million was recorded in Other expense (income) during the third quarter. The redemption was effected in accordance with the indenture governing the Senior Subordinated Notes pursuant to a notice dated August 21, 2012. The Company funded the redemption price for the Senior Subordinated Notes fully with the net proceeds from the Tranche F Term Loans.

The Company may redeem some or all of the 8.25% Senior Notes at any time prior to September 1, 2013 at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such 8.25% Senior Note at September 1, 2013, plus (ii) all required interest payments due on such 8.25% Senior Note through September 1, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the treasury rate plus 50 basis points over (b) the principal amount of such note.

The Company currently may redeem the 9.25% Senior Notes, and in the future may redeem the 8.25% Senior Notes or the Senior Subordinated Notes, at the redemption prices listed below, if redeemed during the twelve-month period beginning on April 1st (for the 9.25% Senior Notes) or September 1st (for the 8.25% Senior Notes) of each of the years indicated below:

9.25% Senior Notes		8.25% Senior Notes
Year	Percentage	Year	Percentage
2012	102.313%	2013	106.188%
2013 and thereafter	100.000%	2014	104.125%
		2015	102.063%
		2016 and thereafter	100.000%

In addition, until September 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Notes at a redemption price equal to 108.25% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of the 8.25% Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by the Company from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of the 8.25% Senior Notes originally issued under the indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

As market conditions warrant, the Company and its subsidiaries, affiliates or significant equity holders (including Blackstone and its affiliates) may from time to time, in its or their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer, exchange offer or otherwise.

The estimated fair value of the Company’s long-term debt, including the current portion, as of September 23, 2012, is as follows:

	September 23, 2012
Issue	Face Value	Fair Value
Senior Secured Credit Facility—Tranche B Non Extended Term Loans	$246,400	$247,016
Senior Secured Credit Facility—Tranche B Extended Term Loans	639,497	641,096
Senior Secured Credit Facility—Tranche E Term Loans	399,000	399,998
Senior Secured Credit Facility—Tranche F Term Loans	450,000	451,125
9.25% Senior Notes	465,000	478,369
8.25% Senior Notes	400,000	436,000

	$2,599,897	$2,653,604

The estimated fair value of the Company’s long-term debt, including the current portion, as of December 25, 2011, is as follows:

	December 25, 2011
Issue	Face Value	Fair Value
Senior Secured Credit Facility—Tranche B Term Loans	$1,196,875	$1,169,945
Senior Secured Credit Facility—Tranche D Term Loans	313,194	313,977
9.25% Senior Notes	625,000	642,188
8.25% Senior Notes	400,000	416,000
10.625% Senior Subordinated Notes	199,000	209,448

	$2,734,069	$2,751,558

The estimated fair values of the Company’s long-term debt are classified as Level 2 in the fair value hierarchy. The fair value is based on the quoted market price for such notes and borrowing rates currently available to the Company for loans with similar terms and maturities.

9. Pension and Retirement Plans

The Company accounts for pension and retirement plans in accordance with the authoritative guidance for retirement benefit compensation. This guidance requires recognition of the funded status of a benefit plan in the statement of financial position. The guidance also requires recognition in accumulated other comprehensive earnings of certain gains and losses that arise during the period but are deferred under pension accounting rules.

The Company uses a measurement date for the pension benefit plans that coincides with its year end.

The Company has two defined benefit plans (Pinnacle Foods Pension Plan and the Birds Eye Foods Pension Plan), two qualified 401(k) plans, a non-qualified 40l(k) plan and participates in a multi-employer defined benefit plan.

Pinnacle Foods Pension Plan

The Company maintains a non-contributory defined benefit pension plan (the “Pinnacle Foods Pension Plan”) that covers eligible union employees and provides benefits generally based on years of service and employees’ compensation. The Pinnacle Foods Pension Plan is funded in conformity with the funding requirements of applicable government regulations. Plan assets consist principally of cash equivalents, equity and fixed income common collective trusts. Plan assets do not include any of the Company’s own equity or debt securities.

The following represents the components of net periodic (benefit) cost:

Pension Benefits	Pinnacle Foods Pension Plan
	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Service cost	$277	$159	$832	$670
Interest cost	1,028	757	3,085	3,197
Expected return on assets	(1,089)	(754)	(3,267)	(3,183)
Amortization of:
Prior service cost	10	8	31	32
Actuarial loss	447	129	1,340	543

Net periodic cost	$673	$299	$2,021	$1,259

Cash Flows

Contributions. In fiscal 2012, the Company expects to make contributions of $4.1 million to the Pinnacle Foods Pension Plan, of which $1.7 million and $3.6 million was made in the three and nine months ended September 23, 2012. The Company made contributions to the pension plan totaling $6.8 million in fiscal 2011, of which $0.9 million and $5.9 million was made in the three and nine months ending September 25, 2011.

Birds Eye Foods Pension Plan

The Company’s Birds Eye Foods Pension Plan (the “Birds Eye Foods Pension Plan”) consists of hourly and salaried employees and has primarily non-contributory defined-benefit schedules. Benefits for the salaried employees have been frozen since the plan was acquired.

The Company acquired an Excess Benefit Retirement Plan from Birds Eye Foods (“EBRP”), which serves to provide employees with the same retirement benefit they would have received from Birds Eye’s retirement plan under the career average base pay formula. Benefits for this plan are frozen. Also, the Company maintains a non-qualified Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to two prior executives of Birds Eye Foods who retired prior to November 4, 1994. Expenses and liabilities for the EBRP and the SERP plan are grouped with those of the Birds Eye Pension Plan in all disclosures listed herein.

The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of stocks, corporate bonds and U.S. government obligations. Plan assets do not include any of the Company’s own equity or debt securities.

The following represents the components of net periodic (benefit) cost:

Pension Benefits	Birds Eye Foods Pension Plan
	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Service cost	$52	$64	$157	$459
Interest cost	1,928	2,692	5,784	6,211
Expected return on assets	(2,086)	(2,486)	(6,258)	(5,721)
Amortization of actuarial loss	87	—	261	—

Net periodic (benefit) cost	$(19)	$270	$(56)	$949

Cash Flows

Contributions. In fiscal 2012, the Company expects to make contributions of $7.9 million to the Birds Eye Foods Pension Plan, of which $3.1 million and $6.9 million was made in the three and nine months ended September 23, 2012. The Company made contributions to the pension plan totaling $9.1 million in fiscal 2011, of which $4.4 million and $7.3 million was made in three and nine months ending September 25, 2011.

Multi-employer Plans

The Company contributes to the United Food and Commercial Workers International Union Industry Pension Fund (EIN 51-6055922) (the “UFCW Plan”) under the terms of the collective-bargaining agreement with its Fort Madison employees. The collective bargaining agreement expired in September 2012, but has been extended until November 11, 2012 as negotiations continue for a new collective bargaining agreement, subject to either party being able to cancel the extension on 72 hours written notice.

For the three and nine months ended September 23, 2012 contributions to the UFCW Plan were $187 and $558, respectively. For the three and nine months ended September 25, 2011, contributions to the UFCW Plan were $161 and $465, respectively. The contributions to this plan are paid monthly based upon the number of employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

The risks of participating in multi-employer plans are different from single-employer plans in the following aspects: (a) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers, (b) if a participating employer stops contributing to the multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers and (c) if the Company chooses to stop participating in the plan, the Company may be required to pay a withdraw liability based on the underfunded status of the plan.

The UFCW Plan received a Pension Protection Act “green” zone status for the plan year beginning July 1, 2011. The zone status is based on information the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the green zone are at least 80 percent funded. The UFCW Plan did not utilize any extended amortization provisions that effect its placement in the “green” zone. The UFCW Plan has never been required to implement a funding improvement plan nor is one pending at this time.

10. Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

The Company manages interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including the Company’s revolving credit facility. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, or hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Certain parts of the Company’s foreign operations in Canada expose the Company to fluctuations in foreign exchange rates. The Company’s goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency. The Company does not enter into these transactions for non-hedging purposes.

The Company purchases raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. The Company generally enters into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. Forward derivative contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in the Company’s manufacturing process.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. During the three and nine months ended September 23, 2012 and September 25, 2011 such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

As of September 23, 2012, the Company had the following interest rate swaps that were designated as cash flow hedges of interest rate risk:

Product	Number of Instruments	Notional Amount	Fixed Rate Range	Index	Trade Dates	Maturity Dates
Interest Rate Swaps	2	$900,000	0.58%	USD-LIBOR-BBA	Aug 2011	Apr 2014

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive loss (“AOCL”) in the Consolidated Balance Sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in AOCL related to derivatives will be reclassified to Interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that an additional $3,012 will be reclassified as an increase to Interest expense.

Cash Flow Hedges of Foreign Exchange Risk

The Company’s operations in Canada expose the Company to changes in the U.S. Dollar – Canadian Dollar (“USD-CAD”) foreign exchange rate. From time to time, the Company’s Canadian subsidiary purchases inventory denominated in U.S. Dollars (“USD”), a currency other than its functional currency. The subsidiary sells that inventory in Canadian dollars. The subsidiary uses currency forward and collar agreements to manage its exposure to fluctuations in the USD-CAD exchange rate. Currency forward agreements involve fixing the USD-CAD exchange rate for delivery of a specified amount of foreign currency on a specified date. Currency collar agreements involve the sale of Canadian Dollar (“CAD”) currency in exchange for receiving U.S. dollars if exchange rates rise above an agreed upon rate and purchase of USD currency in exchange for paying CAD currency if exchange rates fall below an agreed upon rate at specified dates.

As of September 23, 2012, the Company had the following foreign currency exchange contracts (in aggregate) that were designated as cash flow hedges of foreign exchange risk:

Product	Number of Instruments	Notional Sold in Aggregate in (“CAD”)	Notional Purchased in Aggregate in (“USD”)	USD to CAD Exchange Rates	Trade Date	Maturity Dates
CAD Forward	15	$58,650	$59,157	0.982 -1.007	Feb 2011 - Sep 2012	Oct 2012 - Dec 2013

The effective portion of changes in the fair value of derivatives designated that qualify as cash flow hedges of foreign exchange risk is recorded in AOCL in the Consolidated Balance Sheets and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portions of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, are recognized directly in Cost of products sold in the Consolidated Statements of Operations.

Non-designated Hedges of Commodity Risk

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to commodity price risk but do not meet the authoritative guidance for hedge accounting. From time to time, the Company enters into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, wheat and soybean oil purchases and other commodities at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of September 23, 2012, the Company had the following derivative instruments that were not designated in qualifying hedging relationships:

Commodity Contracts	Number of Instruments	Notional Amount	Price/Index	Trade Dates	Maturity Dates
Diesel Fuel Contracts	4	8,712,304 Gallons	$3.64 - $4.09 per Gallon	Sep 2011 - Jun 2012	Dec 2012 - Jun 2013
Corn Contracts	2	765,000 Bushels	$7.82 - $7.85 per Bushel	Sep 2012	Feb 2013 - Apr 2013

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification in the Consolidated Balance Sheets as of September 23, 2012 and December 25, 2011.

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value as of September 23, 2012	Balance Sheet Location	Fair Value as of September 23, 2012
Derivatives designated as hedging instruments
Interest Rate Contracts		$—	Other long-term liabilities	$4,462
Foreign Exchange Contracts	Other current assets	475	Accrued liabilities	945
	Other assets, net	56	Other long-term liabilities	105

Total derivatives designated as hedging instruments		$531		$5,512

Derivatives not designated as hedging instruments
Commodity Contracts	Other current assets	882	Accrued liabilities	256

Total derivatives not designated as hedging instruments		$882		$256

	Balance Sheet Location	Fair Value as of December 25, 2011	Balance Sheet Location	Fair Value as of December 25, 2011
Derivatives designated as hedging instruments
Interest Rate Contracts	Other assets, net	$1,335	Accrued liabilities	$7,836
Foreign Exchange Contracts	Other current assets	931		—

Total derivatives designated as hedging instruments		$2,266		$7,836

Derivatives not designated as hedging instruments
Commodity Contracts	Other current assets	$142	Accrued liabilities	$1,615

Total derivatives not designated as hedging instruments		$142		$1,615

The table below presents the effect of the Company’s derivative financial instruments in the Consolidated Statements of Operations and Accumulated other comprehensive loss (“AOCL”) for the three and nine months ended September 23, 2012 and September 25, 2011.

Tabular Disclosure of the Effect of Derivative Instruments
Gain/(Loss)
Derivatives in Cash Flow Hedging Relationships	Recognized in AOCL on Derivative (Effective Portion)	Effective portion reclassified from AOCL to:	Reclassified from AOCL into Earnings (Effective Portion)	Ineffective portion recognized in Earnings in:	Recognized in Earnings on Derivative (Ineffective Portion)
Interest Rate Contracts	$(1,445)	Interest expense	$(1,067)	Interest expense	$(207)
Foreign Exchange Contracts	(1,177)	Cost of products sold	(107)	Cost of products sold	19

Three months ended September 23, 2012	$(2,622)		$(1,174)		$(188)

Interest Rate Contracts	$(6,822)	Interest expense	$(9,394)	Interest expense	$(208)
Foreign Exchange Contracts	(1,346)	Cost of products sold	95	Cost of products sold	(8)

Nine months ended September 23, 2012	$(8,168)		$(9,299)		$(216)

Interest Rate Contracts	$(1,594)	Interest expense	$(6,695)	Interest expense	$(1)
Foreign Exchange Contracts	2,371	Cost of products sold	(353)	Cost of products sold	93

Three months ended September 25, 2011	$777		$(7,048)		$92

Interest Rate Contracts	$(5,534)	Interest expense	$(19,012)	Interest expense	$(10)
Foreign Exchange Contracts	624	Cost of products sold	(1,658)	Cost of products sold	220

Nine months ended September 25, 2011	$(4,910)		$(20,670)		$210

Derivatives Not Designated as Hedging Instruments	Recognized in Earnings in:	Recognized in Earnings on Derivative
Commodity Contracts	Cost of products sold	$2,785

Three months ended September 23, 2012		$2,785

Commodity Contracts	Cost of products sold	$419

Nine months ended September 23, 2012		$419

Commodity Contracts	Cost of products sold	$(2,197)

Three months ended September 25, 2011		$(2,197)

Commodity Contracts	Cost of products sold	$(2,722)

Nine months ended September 25, 2011		$(2,722)

Credit risk-related Contingent Features

The Company has agreements with certain counterparties that contain a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. As of September 23, 2012, the Company has not posted any collateral related to these agreements. If the Company had breached this provision at September 23, 2012, it could have been required to settle its obligations under the agreements at their termination value, which differs from the recorded fair value. The table below summarizes the aggregate fair values of those derivatives that contain credit risk-related contingent features as of September 23, 2012 and December 25, 2011.

September 23, 2012

Asset/(Liability)

Counterparty	Contract Type	Termination Value	Performance Risk Adjustment	Accrued Interest	Fair Value (excluding interest)
Barclays	Interest Rate Contracts	$(2,366)	$47	$(87)	$(2,232)
	Foreign Exchange Contracts	(379)	2	—	(377)
	Commodity Contracts	626	—	—	626
Credit Suisse	Interest Rate Contracts	(2,366)	49	(87)	(2,230)
	Foreign Exchange Contracts	(158)	15	—	(143)

Total		$(4,643)	$113	$(174)	$(4,356)

December 25, 2011

Asset/(Liability)

Counterparty	Contract Type	Termination Value	Performance Risk Adjustment	Accrued Interest	Fair Value (excluding interest)
Barclays	Interest Rate Contracts	$(7,766)	$65	$(1,600)	$(6,101)
	Foreign Exchange Contracts	754	1	—	755
	Commodity Contracts	(1,473)	—	—	(1,473)
Credit Suisse	Interest Rate Contracts	(784)	38	(346)	(400)
	Foreign Exchange Contracts	176	—	—	176

Total		$(9,093)	$104	$(1,946)	$(7,043)

11. Commitments and Contingencies

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, the Company’s general counsel and management are of the opinion that the final outcome of these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Lehman Brothers Special Financing

On June 4, 2010, Lehman Brothers Special Financing (LBSF) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivative contracts which the Company had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, the Company and LBSF agreed to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, the Company made a payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim.

Aunt Jemima Breakfast Recall

On January 27, 2012, the Company issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause an allergic reaction in people who have a soy allergy. The cost impact of this recall was $4.4 million, of which $1.1 million was recorded as an inventory write down in Cost of products sold in the Consolidated Statements of Operations in 2011. For the three and nine months ended September 23, 2012 costs pertaining to the recall, net of insurance recoveries, were zero and $3.3 million, respectively. For the nine months ended September 23, 2012 costs for the Aunt Jemima recall resulted in a $2.5 million reduction of Net Sales and $0.6 million, $0.1 million and $0.1 million charges to Marketing and selling expenses, Cost of products sold and Research and development expenses, respectively. Charges for the recall are reported in the Birds Eye Frozen segment.

As of September 23, 2012, the reserves related to the recall remaining on the Company’s Consolidated Balance Sheets are $0.1 million in Accrued liabilities and $0.1 million in Accounts receivable reserves.

12. Related Party Transactions

At the closing of its acquisition by Blackstone, the Company entered into an advisory agreement with an affiliate of Blackstone pursuant to which such entity or its affiliates provide certain strategic and structuring advice and assistance to the Company. In addition, under this agreement, affiliates of Blackstone provide certain monitoring, advisory and consulting services to the Company for an aggregate annual management fee equal to the greater of $2,500 or 1.0% of Covenant Compliance EBITDA (as defined in the credit agreement governing the Company’s Senior Secured Credit Facility). Affiliates of Blackstone also receive reimbursement for out-of-pocket expenses. Expenses relating to the management fee were $1,188 and $3,409 in the three and nine months ended September 23, 2012, respectively. Expenses relating to the management fee were $1,150 and $3,450 in the three and nine months ended September 25, 2011, respectively. Management fee expenses were recorded in administrative expenses in the Consolidated Statements of Operations. The Company reimbursed Blackstone for out-of-pocket expenses totaling zero and $123 in the three and nine months ended September 23, 2012. There were no out-of-pocket expenses reimbursed to Blackstone in the three and nine months ended September 25, 2011. As of September 23, 2012 prepaid expenses for related party management fees were $1,138 and were recorded in the Other current assets line in the Consolidated Balance Sheets.

Supplier Costs

Graham Packaging, which was formerly controlled by affiliates of Blackstone, supplies packaging for some of the Company’s products. Purchases from Graham Packaging were $3,320 and $8,264 in the three and nine months ended September 25, 2011. On September 8, 2011, Graham Packaging announced the completion of its acquisition by Reynolds Group Holdings Limited, and thus ceased to be a related party.

Customer Purchases

Performance Food Group Company, which is controlled by affiliates of Blackstone, is a foodservice supplier that purchases products from the Company. Sales to Performance Food Group Company were $992 and $3,351 in the three and nine months ended September 23, 2012, respectively. Sales to Performance Food Group Company were $1,214 and $3,614 in the three and nine months ended September 25, 2011, respectively. As of September 23, 2012 and December 25, 2011 amounts due from Performance Food Group Company were $65 and $113, respectively and were recorded on the Accounts receivable, net of allowances line in the Consolidated Balance Sheets.

Interest Expense

For the three and nine months ended September 23, 2012, fees and interest expense recognized in the Consolidated Statements of Operations for debt to affiliates of Blackstone Advisors L.P. totaled $665 and $2,751, respectively. For the three and nine months ended September 25, 2011, fees and interest expense recognized in the Consolidated Statements of Operations for debt to affiliates of Blackstone Advisors L.P. totaled $1,406 and $4,199, respectively. As of September 23, 2012 and December 25, 2011, interest accrued on debt to related parties was $121 and $410, respectively and was recorded on the Accrued liabilities line in the Consolidated Balance Sheets.

13. Segments

The Company is a leading producer, marketer and distributor of high quality, branded food products in North America. The Company manages the business in three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods.

The Birds Eye Frozen Division manages its Leadership Brands in the United States retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), and frozen seafood (Van de Kamp’s and Mrs. Paul’s) categories, as well as its Foundation Brands in the frozen and refrigerated bagels (Lender’s), frozen pizza for one (Celeste), full-calorie single-serve frozen dinners and entrées (Hungry-Man), and frozen breakfast (Aunt Jemima) categories.

The Duncan Hines Grocery Division manages its Leadership Brands in the baking mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), and table syrups (Mrs. Butterworth’s and Log Cabin) categories, and its Foundation Brands in the canned meat (Armour, Nalley, Brooks), pie and pastry fillings (Comstock, Wilderness), barbecue sauces (Open Pit) and salad dressing (Bernstein’s) categories as well as all Canadian operations. We refer to the sum of the Birds Eye Frozen segment and the Duncan Hines Grocery segment as the North American retail businesses.

The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and the foodservice and private label businesses.

Segment performance is evaluated by the Company’s Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets. Unallocated corporate expenses consist of corporate overhead such as executive management and finance and legal functions.

	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
SEGMENT INFORMATION
Net sales
Birds Eye Frozen	$255,950	$248,010	$787,603	$796,401
Duncan Hines Grocery	215,637	221,603	687,225	686,937
Specialty Foods	96,318	105,133	298,597	299,743

Total	$567,905	$574,746	$1,773,425	$1,783,081

Earnings before interest and taxes
Birds Eye Frozen	$42,356	$32,590	$109,499	$112,199
Duncan Hines Grocery	26,347	30,975	77,131	99,884
Specialty Foods	539	7,636	12,695	22,394
Unallocated corporate expenses	(9,347)	(5,907)	(32,271)	(25,475)

Total	$59,895	$65,294	$167,054	$209,002

Depreciation and amortization
Birds Eye Frozen	$9,114	$11,519	$28,437	$29,809
Duncan Hines Grocery	12,125	6,297	26,683	22,781
Specialty Foods	5,248	4,343	13,422	12,475

Total	$26,487	$22,159	$68,542	$65,065

Capital expenditures*
Birds Eye Frozen	$8,301	$25,814	$29,690	$59,501
Duncan Hines Grocery	4,339	8,978	14,502	21,318
Specialty Foods	2,458	5,429	7,153	11,513

Total	$15,098	$40,221	$51,345	$92,332

GEOGRAPHIC INFORMATION
Net sales
United States	$564,304	$568,634	$1,759,479	$1,763,734
Canada	19,771	20,763	59,151	62,566
Intercompany	(16,170)	(14,651)	(45,205)	(43,219)

Total	$567,905	$574,746	$1,773,425	$1,783,081

*	Includes new capital leases.

	September 23, 2012	December 25, 2011
SEGMENT INFORMATION
Total assets
Birds Eye Frozen	$1,977,042	$2,028,104
Duncan Hines Grocery	1,959,955	1,978,813
Specialty Foods	348,405	372,786
Corporate	73,023	71,918

Total	$4,358,425	$4,451,621

GEOGRAPHIC INFORMATION
Long-lived assets
United States	$495,887	$501,245
Canada	29	38

Total	$495,916	$501,283

14. Taxes on Earnings

The provision (benefit) for income taxes and related effective tax rates for the three and nine months ended September 23, 2012 and September 25, 2011 were as follows:

	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Provision for Income Taxes
Current	$906	$1,170	$1,064	$2,210
Deferred	4,653	(797)	2,637	10,797

Total	$5,559	$373	$3,701	$13,007

Effective tax rate	36.0%	2.8%	29.5%	24.3%

Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

During the nine months ended September 23, 2012, the Company announced plans to consolidate its Millsboro, DE plant operations into its Imlay City, MI operating plant. Additionally, it announced plans to move its Frozen Research & Development (“R&D”) operations from Green Bay, WI to Parsippany, NJ. The announced restructuring plans are projected to decrease the Company’s future state effective tax rate, resulting in a net benefit of $2,075 to the tax provision and a corresponding decrease of $2,075 to its net deferred tax liabilities. During the nine months ended September 25, 2011, various jurisdictions enacted legislative changes, which resulted in a net benefit of $2,777 to the tax provision and a corresponding decrease to net deferred tax liabilities. Additionally, during the three and nine months ended September 25, 2011, new information affecting the measurement of uncertain tax positions and the settlement of a tax examination resulted in a benefit to the tax provision of $4,733.

The Company regularly evaluates its deferred tax assets for future realization. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change.

15. Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive earnings and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive earnings or in two separate but consecutive statements. This new guidance is to be applied retrospectively and became effective in the first quarter of 2012. The Company adopted this standard in the first quarter of 2012 and it resulted in separate Consolidated Statements of Comprehensive Earnings (Loss).

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” (“ASU 2012-02”). In accordance with the amendments in ASU 2012-02, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the entity determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, the entity will be required to perform the quantitative test. The amendments in ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted. The Company is currently evaluating whether it will elect to early adopt in the current fiscal year.

16. Earnings per share

Basic earnings per common share is computed by dividing net income or loss for common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are calculated by dividing net earnings by weighted-average common shares out-standing during the period plus dilutive potential common shares, which are determined as follows:

	Three months ended		Nine months ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Weighted-average common shares	1,470,161	1,471,570	1,470,503	1,472,335
Effect of dilutive securities:
Warrants	94,000	94,000	94,000	94,000
Options to purchase common stock	611	7	558	46

Dilutive potential common shares	1,564,772	1,565,577	1,565,061	1,566,381

Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder

of Birds Eye Foods, Inc.

Rochester, New York

We have audited the accompanying consolidated balance sheets of Birds Eye Foods, Inc. (a wholly-owned subsidiary of Birds Eye Holdings LLC) and subsidiaries (the “Company”) as of June 28, 2008 and June 27, 2009, and the related consolidated statements of operations and comprehensive (loss)/income, cash flows and stockholder’s deficit for each of the three fiscal years in the period ended June 27, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Birds Eye Foods, Inc. and subsidiaries as of June 28, 2008 and June 27, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 27, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.

/s/ Deloitte & Touche LLP

Rochester, New York

October 2, 2009

BIRDS EYE FOODS, INC.

CONSOLIDATED BALANCE SHEETS

(Information as of September 26, 2009 is Unaudited)

(dollars in thousands, except for share information)

	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$75,799	$65,005	$44,396
Accounts receivable trade, net of allowances for doubtful accounts of $910, $794 and $799, respectively	50,968	54,231	65,520
Other receivables	4,298	4,065	3,763
Income taxes refundable	2,527	—	239
Inventories	115,675	135,916	218,839
Prepaid expenses and other current assets	8,054	11,215	9,842
Held for sale assets	7,661	7,402	7,402
Current deferred tax asset	3,786	4,877	6,948

Total current assets	268,768	282,711	356,949
Property, plant, and equipment, net	105,542	117,050	117,845
Goodwill	55,193	53,334	53,334
Trademarks	179,500	179,500	179,500
Other intangible assets, net	34,503	31,712	31,014
Other assets	12,994	9,290	8,462

Total assets	$656,500	$673,597	$747,104

Liabilities and stockholder’s deficit
Current liabilities:
Current portion of obligations under capital leases	$742	$579	$586
Current portion of long-term debt	4,500	4,756	4,758
Accounts payable	55,282	54,414	74,955
Income taxes payable	—	4,114	—
Accrued interest	6,195	4,973	3,601
Accrued employee compensation	15,851	6,656	8,145
Accrued workers compensation	9,585	8,781	9,178
Other accrued liabilities	24,157	21,590	40,444
Growers payable due to Pro-Fac Cooperative, Inc.	6,343	6,232	7,303

Total current liabilities	122,655	112,095	148,970
Obligations under capital leases	76	1,365	1,216
Long-term debt	719,386	698,460	738,582
Other non-current liabilities	63,288	61,878	53,999
Non-current deferred tax liability	37,515	43,604	46,248

Total liabilities	942,920	917,402	989,015

Commitments and contingencies
Stockholder’s deficit:
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	—	—	—
Additional paid-in capital	40	10	110
Accumulated deficit	(268,702)	(215,057)	(214,921)
Accumulated other comprehensive loss:
Unrealized loss on hedging activity, net of taxes	(3,755)	(4,259)	(3,337)
Pension and other postretirement benefits liability, net of taxes	(14,003)	(24,499)	(23,763)

Total stockholder’s deficit	(286,420)	(243,805)	(241,911)

Total liabilities and stockholder’s deficit	$656,500	$673,597	$747,104

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS)/INCOME

(Information for the three months ended September 27, 2008

and September 26, 2009 is Unaudited)

(dollars in thousands, except for share information)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Net sales	$782,714	$868,318	$935,644	$195,434	$181,113
Cost of sales	(548,190)	(596,983)	(669,427)	(146,936)	(139,316)

Gross profit	234,524	271,335	266,217	48,498	41,797
Selling, administrative, and general expense	(149,200)	(148,833)	(135,722)	(32,389)	(30,469)
Restructuring	(399)	(690)	(1,169)	—	—
Other expense	(1,379)	—	—	—	—

Operating income	83,546	121,812	129,326	16,109	11,328
Loss on early extinguishment of debt	(2,272)	—	—	—	—
Interest expense	(25,680)	(63,100)	(50,001)	(13,746)	(11,017)

Pretax income from continuing operations	55,594	58,712	79,325	2,363	311
Tax provision	(22,410)	(21,491)	(26,220)	(1,120)	(190)

Income from continuing operations	33,184	37,221	53,105	1,243	121
Discontinued operations, net of taxes	(42,080)	830	540	368	15

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Other comprehensive income/(loss):
Pension liability and other postretirement benefits, net of taxes	3,283	(913)	(10,496)	310	736
Unrealized gain/(loss) on hedging activity, net of taxes	1,314	(5,515)	(504)	463	922

Other comprehensive income/(loss)	4,597	(6,428)	(11,000)	773	1,658

Comprehensive (loss)/income	$(4,299)	$31,623	$42,645	$2,384	$1,794

Income from continuing operations allocated to common stockholder	$1,727	$37,221	$53,105	$1,243	$121

Net (loss)/income allocated to common stockholder	$(40,353)	$38,051	$53,645	$1,611	$136

Basic and diluted net (loss)/income per common share:
Income from continuing operations	$1,918.89	$37,221.00	$53,105.00	$1,243.00	$121.00
Discontinued operations, net of taxes	(46,755.56)	830.00	540.00	368.00	15.00

Net (loss)/income	$(44,836.67)	$38,051.00	$53,645.00	$1,611.00	$136.00

Basic and diluted weighted average number of shares outstanding	900	1,000	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Information for the three months ended September 27, 2008

and September 26, 2009 is Unaudited)

(dollars in thousands)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities—
Asset impairment charge and gain on sale of business within discontinued operations	39,534	—	—	—	—
Restructuring activity within discontinued operations	9,836	(1,392)	—	—	—
Restructuring activity within continuing operations	76	393	568	—	—
Cash receipts from involuntary conversion	226	—	—	—	—
Amortization of certain intangible assets	2,869	2,787	2,791	698	698
Depreciation	21,397	14,837	15,618	3,521	3,069
Amortization of debt issue costs, amendment costs, debt discount and interest in kind (includes loss on early extinguishment of debt in 2007)	7,392	35,081	16,048	2,017	5,921
(Gain)/loss on derivatives	—	—	(1,334)	(124)	725
Loss/(gain) on sale of property, plant and equipment	1,514	(290)	(39)	(585)	17
Deferred tax (benefit)/provision	(4,144)	15,131	11,782	(21)	—
Provision/(recoveries) on accounts receivable	188	(114)	104	99	25
Other	494	165	—	—	—
Change in operating assets and liabilities:
Accounts receivable and other receivables	11,570	(6,851)	(3,134)	(15,337)	(11,012)
Inventories	17,885	(7,721)	(20,742)	(110,206)	(82,379)
Income taxes refundable/payable	(71)	(1,965)	6,641	3,359	(4,353)
Accounts payable and other accrued liabilities	(23,672)	3,699	(14,957)	42,041	34,370
Due to Pro-Fac Cooperative, Inc.	3,810	(5,135)	(111)	677	1,071
Other assets and liabilities, net	(19,864)	4,538	(18,856)	(5,196)	428

Net cash provided by/(used in) operating activities	60,144	91,214	48,024	(77,446)	(51,284)

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,875)	(21,610)	(25,803)	(8,901)	(4,294)
Proceeds from disposition of business	92,781	2,590	—	—	—
Proceeds from asset disposals	6,806	624	875	845	—
Cash receipts from involuntary conversion	515	—	—	—	—
(Issuance)/repayment of note receivable to Pro-Fac Cooperative, Inc.	(1,088)	1,088	—	—	—
Other	331	39	—	—	—

Net cash provided by/(used in) investing activities	82,470	(17,269)	(24,928)	(8,056)	(4,294)

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

(Information for the three months ended September 27, 2008

and September 26, 2009 is Unaudited)

(dollars in thousands)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	450,000	306,900	1,308	—	—
Net proceeds from Revolving Credit Facility	—	—	—	64,900	36,200
Payments on long-term debt	(358,584)	(3,375)	(34,628)	(31,125)	(1,189)
Cash paid for debt issuance costs	(7,026)	(8,728)	—	—	—
Payments on Termination Agreement with Pro-Fac Cooperative, Inc.	(10,000)	—	—	—	—
Payments on capital leases	(807)	(739)	(540)	(135)	(142)
Dividend to Birds Eye Holdings LLC (includes redemption of preferred stock in 2007)	(284,183)	(298,172)	(190)	—	—
Birds Eye Holdings LLC investment	18	40	160	160	100

Net cash (used in)/provided by financing activities	(210,582)	(4,074)	(33,890)	33,800	34,969

Net change in cash and cash equivalents	(67,968)	69,871	(10,794)	(51,702)	(20,609)
Cash and cash equivalents at beginning of period	73,896	5,928	75,799	75,799	65,005

Cash and cash equivalents at end of period	$5,928	$75,799	$65,005	$24,097	$44,396

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$30,808	$21,880	$35,100	$10,828	$6,468

Income taxes paid/(received) net	$197	$4,958	$14,058	$(2,046)	$4,543

Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations incurred	$38	$—	$2,457	$2,457	$—

Property, plant and equipment purchases included in accounts payable	$1,590	$933	$665	$959	$796

Interest in kind included in long-term debt	$—	$30,751	$11,966	$964	$4,953

Accretion of preferred stock issuance costs	$(2,205)	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

FOR THE FISCAL YEARS ENDED JUNE 30, 2007, JUNE 28, 2008

AND JUNE 27, 2009 AND FOR THE THREE MONTHS ENDED

SEPTEMBER 26, 2009 (unaudited)

(Information for the three months ended September 26, 2009 is Unaudited)

(dollars in thousands)

	Common stock shares	Common stock dollars	Additional paid-In capital	Accumulated other comprehensive (loss)/income			Total stockholder’s deficit
				Accumulated deficit	Hedging activity	Pension and other postretirement benefits liability
Balances, June 24, 2006	900	$—	$46,751	$—	$446	$(14,230)	$32,967
Net loss	—	—	—	(8,896)	—	—	(8,896)
Birds Eye Holdings LLC investment	—	—	18	—	—	—	18
Accretion of preferred stock issuance costs	—	—	(2,205)	—	—	—	(2,205)
Dividends on preferred stock	—	—	(29,252)	—	—	—	(29,252)
Dividends on common stock	—	—	(10,272)	—	—	—	(10,272)
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	3,283	3,283
Unrealized gain on hedging activities, net of taxes	—	—	—	—	1,314	—	1,314
Effects of changing the pension plan measurement date pursuant to ASC Topic 715, net of taxes	—	—	—	(1,089)	—	—	(1,089)
Effects of the recognition provisions of ASC Topic 715, net of taxes	—	—	—	—	—	(2,143)	(2,143)

Balances, June 30, 2007	900	—	5,040	(9,985)	1,760	(13,090)	(16,275)
Recapitalization related to transfer of ownership from Birds Eye Holdings LLC to the Company	100	—	(5,040)	5,040	—	—	—
Adoption of FIN 48	—	—	—	(3,636)	—	—	(3,636)
Net income	—	—	—	38,051	—	—	38,051
Birds Eye Holdings LLC investment	—	—	40	—	—	—	40
Dividend to Birds Eye Holdings LLC	—	—	—	(298,172)	—	—	(298,172)
Net actuarial loss and prior service cost recognized in accordance with ASC Topic 715	—	—	—	—	—	(913)	(913)
Unrealized loss on hedging activities, net of taxes	—	—	—	—	(5,515)	—	(5,515)

Balances, June 28, 2008	1,000	—	40	(268,702)	(3,755)	(14,003)	(286,420)
Net income	—	—	—	53,645	—	—	53,645
Birds Eye Holdings LLC investment	—	—	160	—	—	—	160
Dividend to Birds Eye Holdings LLC	—	—	(190)	—	—	—	(190)
Net actuarial loss and prior service cost recognized in accordance with ASC Topic 715	—	—	—	—	—	(10,496)	(10,496)
Unrealized loss on hedging activities, net of taxes	—	—	—	—	(504)	—	(504)

Balances, June 27, 2009	1,000	—	10	(215,057)	(4,259)	(24,499)	(243,805)
Net income (unaudited)	—	—	—	136	—	—	136
Birds Eye Holdings LLC investment (unaudited)	—	—	100	—	—	—	100
Unrealized gain on hedging activities, net of taxes (unaudited)	—	—	—	—	922	—	922
Net actuarial gain and prior service credit recognized in accordance with ASC Topic 715	—	—	—	—	—	736	736

Balances, September 26, 2009 (unaudited).	1,000	$—	$110	$(214,921)	$(3,337)	$(23,763)	$(241,911)

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 1. Description of business and summary of significant accounting policies

Change in names of entities: Subsequent to June 27, 2009, the following name changes became effective:

Former name	New name
BE Foods Inc.	Birds Eye Foods, Inc.
Birds Eye Foods, Inc.	Birds Eye Group, Inc.

The accompanying financial statements reflect the name changes for all periods presented.

Form of Organization and Nature of Business: Birds Eye Foods, Inc. (the “Company” or “Birds Eye Foods”), a Delaware corporation, is a wholly-owned subsidiary of Birds Eye Holdings LLC, formerly Agrilink Holdings LLC, a Delaware limited liability company (“Holdings LLC”). Birds Eye Foods was formed on July 1, 2007 for the purpose of holding a 100 percent interest in Birds Eye Holdings, Inc., which in turn has a 100 percent direct ownership of Birds Eye Group, Inc. (“Birds Eye Group”).

Birds Eye Holdings, Inc. and Birds Eye Group were previously 100 percent owned by Holdings LLC. Holdings LLC transferred its ownership interest in Birds Eye Holdings, Inc. to Birds Eye Foods on July 1, 2007, making Birds Eye Holdings, Inc. a wholly-owned subsidiary of Birds Eye Foods (“ownership transfer”). This transaction was accounted for as a reorganization of entities under common control and, accordingly, there was no change in basis of the underlying assets and liabilities. The accompanying consolidated financial statements for fiscal 2008 and fiscal 2009 and the three months ended September 27, 2008 and September 26, 2009 are reflective of the change in reporting entity that occurred as a result of the ownership transfer on July 1, 2007. The Birds Eye Foods consolidated financial statements reflect the financial statements of Birds Eye Holdings, Inc. for periods prior to July 1, 2007.

Birds Eye Group is a producer and marketer of processed food products. All of Birds Eye Group’s current operating facilities are within the United States.

Holdings LLC was formed on August 19, 2002 (the ‘Closing Date”), pursuant to the terms of a Unit Purchase Agreement by and among Pro-Fac Cooperative, Inc., a New York agricultural cooperative (“Pro-Fac”), Birds Eye Group and Vestar/Agrilink Holdings LLC (“The Transaction”).

Unaudited Interim Financial Statements: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the requirements of Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by GAAP for complete financial statement presentation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows have been included. Operating results for the three months ended September 26, 2009 are not necessarily the results to be expected for future interim periods or the full year.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Consolidation: The consolidated financial statements include the Company and its consolidated subsidiaries after elimination of intercompany transactions and balances.

Fiscal year: The fiscal year of the Company ends on the last Saturday in June. Fiscal 2009 and fiscal 2008 both comprised 52 weeks and fiscal 2007 comprised 53 weeks. The three months ended September 27, 2008 and September 26, 2009 each comprised 13 weeks.

New Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (‘FASB’) issued Statement of Financial Accounting Standards (‘SFAS”) No. 168 (ASC Topic 105) “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162’. SFAS 168 (ASC Topic 105) replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and identifies the sources of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the U.S. The Company adopted the provisions of SFAS No. 168 (ASC Topic 105) for its interim period ended September 26, 2009. All references to authoritative accounting literature are in accordance with SFAS No. 168 (ASC Topic 105). There have been no changes to the content of the Company’s consolidated financial statements or disclosures as a result of implementing SFAS No. 168 (ASC Topic 105).

In May 2009, the FASB issued SFAS No. 165 (ASC Topic 855), “Subsequent Events”, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 (ASC Topic 855) is effective for interim and annual periods ending after June 15, 2009. The Company conducted an evaluation under SFAS No. 165 (ASC Topic 855) through November 10, 2009, the issuance date of the accompanying interim unaudited consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65), “Interim Disclosures about Fair Value of Financial Instruments”. FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) amends SFAS No. 107 (ASC Topic 820), “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28 (ASC Topic 270), “Interim Financial Reporting’, to require those disclosures in all interim financial statements. FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) became effective for the interim reporting period ended September 26, 2009. The adoption of FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) did not have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (ASC Topic 815), ‘Disclosures about Derivative Instruments and Hedging Activities an Amendment of FASB Statement No. 133”. SFAS No. 161 (ASC Topic 815) requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. The Company adopted SFAS No. 161 (ASC Topic 815) during the interim period ended September 26, 2009. The adoption of SFAS No. 161 (ASC Topic 815) did not impact the Company’s results of operations, cash flows, or financial condition, however, additional footnote disclosures have been made.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

In December 2007, the FASB issued SFAS No. 160 (ASC Topic 810), “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51”. SFAS No. 160 (ASC Topic 810) establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 (ASC Topic 810) clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 (ASC Topic 810) also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 (ASC Topic 810) is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented. Early adoption is prohibited. The Company had no entities or arrangements that were affected by the adoption of SFAS No. 160 (ASC Topic 810) during the interim reporting period ended September 26, 2009.

In December 2007, the FASB issued SFAS No. 141(R) (ASC Topic 805), “Business Combinations”, replacing SFAS No. 141, “Business Combinations’. This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 termed the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement clarifies that acquirers are required to expense costs related to any acquisitions. SFAS No. 141R (ASC Topic 805) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Early adoption is prohibited. On September 26, 2009, the Company adopted this statement which had no impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (ASC Topic 825), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This Statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 (ASC Topic 825) will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this Statement in fiscal 2009. The Company has not elected the fair value option of SFAS No. 159 (ASC Topic 825).

In September 2006, the FASB issued SFAS No. 157 (ASC Topic 820), “Fair Value Measurements”. SFAS No. 157 (ASC Topic 820) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 (ASC Topic 820) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

fiscal years. In February 2008, the FASB issued FSP FAS 157-2 (ASC Topic 820) “Effective Date of FASB Statement 157” to allow a one-year deferral of adoption of SFAS No. 157 (ASC Topic 820) for non-financial assets and non-financial liabilities that are recognized at fair value on a nonrecurring basis. The Company elected this deferral and adopted these provisions on September 26, 2009, which had no impact on the consolidated financial statements. On June 29, 2008, the Company adopted the other provisions of SFAS No. 157 (ASC Topic 820) which had no impact on the consolidated financial statements.

Cash and cash equivalents: Cash and cash equivalents include short-term investments with original maturities of three months or less.

Trade accounts receivable: The Company accounts for trade receivables at outstanding billed amounts, net of allowances for doubtful accounts. The Company estimates its allowance for doubtful accounts as a percentage of receivables overdue. Also included in the allowance, in their entirety, are those accounts that have filed for bankruptcy, been sent to collections, and any other accounts management believes are not collectible based on historical information. The Company periodically reviews the accounts included in the allowance to determine those to be written off. Generally, after a period of one year, or through legal counsel’s advice, accounts are written off. It is not Company policy to accrue interest on past due accounts. The Company’s allowance for doubtful accounts was approximately $0.9 million as of June 28, 2008 and $0.8 million as of June 27, 2009 and September 26, 2009.

Inventories: Inventories are stated at the lower of cost or market on the first-in, first-out (“FIFO”) method. The Company provides inventory reserves for obsolete or slow moving inventory based on changes in consumer demand and other economic conditions. These reserves at June 28, 2008, June 27, 2009 and September 26, 2009 totaled $1.2 million, $1.5 million and $1.6 million, respectively.

Property, plant, and equipment and related lease arrangements: Property, plant, and equipment are depreciated over the estimated useful lives of the assets using the straight-line method, half-year convention, utilizing the following lives:

Depreciable lives
Land improvements	20 years
Buildings	15 – 40 years
Machinery and equipment	3 – 12 years

Lease arrangements are capitalized when such leases convey substantially all of the risks and benefits incidental to ownership. Assets subject to capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features. Amortization related to assets subject to capital leases is included within depreciation expense.

Held for sale assets are separately classified on the consolidated balance sheet. The recorded value is the lower of the carrying value or fair value less costs to sell. See Note 3 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding held for sale assets.

Goodwill: Goodwill includes the cost in excess of the fair value of net identifiable assets acquired in purchase transactions. Goodwill is not amortized, but instead tested annually for impairment. The Company tests for impairment of goodwill using a two-step approach during the fourth quarter of each fiscal year or at any other

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

time when impairment indicators exist. In the first step, the Company estimates the fair values of its reporting units. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would indicate that goodwill may be impaired. See Note 6 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding goodwill.

Other intangible assets: Other intangible assets include customer relationships, non-competition agreements, employment contracts, trademarks, and a trademark royalty agreement. Trademarks have been deemed to have an indefinite life and are, therefore, not amortized but are tested annually for impairment. Other intangible assets are amortized on a straight-line basis over 5 to 36 years. See Note 6 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding intangible assets.

Impairment of long-lived assets: The Company reviews its long-lived assets for impairment in accordance with ASC Topic 360 (SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition, this indicates that a long-lived asset may be impaired. When an impairment is indicated, the estimated future cash flows are then discounted, or another appropriate fair value methodology is utilized, to determine the estimated fair value of the asset and an impairment charge, if any, is recorded for the difference between the carrying value and the fair value of the asset.

Carrying values of intangible assets with indefinite lives (trademarks) are reviewed at least annually, for possible impairment in accordance with ASC Topic 350 (SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets’). The Company’s impairment review is based on a discounted cash flow approach that requires judgment with respect to future volume, revenue and expense growth rates and the selection of the appropriate discount rate. The Company uses estimates based on expected trends in making these assumptions. An impairment charge would be recorded for the difference between the carrying value and the net present value of estimated cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse, economic factors or competitive activities may signal that an asset has become impaired. See Note 6 to the ‘Notes to Consolidated Financial Statements” for additional disclosures.

The determination of the fair value and any potential subsequent impairment of the Company’s remaining long-lived assets require management to make estimates and assumptions that may affect its consolidated financial statements.

Derivative financial instruments: The Company does not engage in speculative derivatives. Derivative financial instruments are utilized to hedge interest rate risk and commodity price risk and are not held for trading purposes. See Note 7 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding the Company’s hedging activities.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Income taxes: Birds Eye Foods and its consolidated subsidiaries are C Corporations subject to federal, state, and foreign taxation. Income taxes are provided on income for financial reporting purposes. Deferred income taxes resulting from temporary differences between financial reporting and tax reporting are appropriately classified on the Consolidated Balance Sheet. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. See Note 9 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding tax matters.

Workers compensation: The Company is primarily self-insured for workers compensation. The Company accrues for the estimated losses from both asserted and unasserted claims. The estimate of the discounted liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data. The accrual for workers compensation at June 28, 2008, June 27, 2009 and September 26, 2009 was $9.6 million, $8.8 million and $9.2 million, respectively.

Pension and postretirement benefits other than pensions: The Company and its subsidiaries have several pension plans and participated in one union sponsored pension plan. In addition, the Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees of the Company. Charges to income with respect to plans sponsored by the Company and its subsidiaries are based upon actuarially determined costs. Pension liabilities are funded by periodic payments to the various pension plan trusts. See Note 10 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding pension and postretirement benefits.

Revenue recognition: The Company recognizes revenue on shipments on the date the merchandise is received by the customer and title transfers. On this date, the customer’s price is fixed or determinable and collectability is reasonably assured. Product sales are reported net of applicable cash discounts, sales allowances and promotions.

Promotional activities: The Company’s promotional activities are conducted either through the retail trade channel or directly with consumers and involve in-store displays; feature price discounts on products; consumer coupons; and similar activities. These activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management’s judgment regarding the volume of promotional offers that will be redeemed by either the retail trade channel or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. The accrual for promotional activities at June 28, 2008, June 27, 2009, and September 26, 2009 was $5.6 million, $4.3 million, and $11.5 million, respectively.

Shipping and handling expense: The Company follows ASC Topic 605 (Emerging Issues Task Force (“EITF”) 00-10 “Accounting for Shipping and Handling Fees and Costs” (Issue 00-10)). ASC Topic 605 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. Costs include amounts for shipping and handling; therefore, the Company charges its customers shipping and handling fees at the time the products are received by the customer and title transfers. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and are classified as selling expenses. The cost of shipping products to the customer classified as selling expenses was $21.0 million, $22.2 million and $20.8 million in fiscal years 2007, 2008 and 2009, respectively, and $5.3 million and $4.3 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Advertising: Production costs of commercials and programming are charged to earnings in the period first aired. The costs of other advertising and marketing programs are expensed when incurred. Advertising expense,

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

including marketing, incurred in fiscal years 2007, 2008 and 2009 amounted to approximately $33.5 million, $36.5 million and $35.5 million, respectively, and $5.4 million and $5.3 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Research and development: Research and development costs are expensed as incurred. The amount expensed on internal activities relating to the development of new products or the improvement of existing products was $3.0 million, $3.7 million and $4.0 million in fiscal years 2007, 2008 and 2009, respectively, and $1.2 million and $0.9 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Comprehensive income: Under ASC Topic 220 (SFAS No. 130 “Reporting Comprehensive Income”), the Company is required to display comprehensive income and its components as part of the financial statements. Comprehensive income is comprised of net income and other comprehensive income/(loss), which includes certain changes in equity that are excluded from net income. The Company includes adjustments for unrecognized pension and other postretirement benefits costs and unrealized gains and losses on hedging transactions in other comprehensive income. The income taxes related to the Company’s unrecognized pension and other postretirement benefits costs amounted to approximately $2.1 million, $0.3 million and $6.2 million for fiscal years 2007, 2008 and 2009, respectively, and $0 for the three months ended September 27, 2008 and September 26, 2009. The income taxes related to the Company’s unrealized losses/gains on hedging transactions amounted to approximately $0.8 million, $3.4 million and $0.3 million, in fiscal years 2007, 2008 and 2009, respectively, and $0.3 million and $0.6 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Disclosures about fair value of financial instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of these instruments.

Long-term debt: The fair value of the long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. See Note 8 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding long-term debt.

Interest rate swap: The fair value of the interest rate swap is based upon valuation models, assumptions and publicly available information as provided by an outside resource.

Net (loss)/income per common share: ASC Topic 260 (SFAS No. 128 “Earnings per Share”), requires the computation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net (loss)/income allocated to common stockholder by the weighted-average number of shares of common stock outstanding during the year. The Company’s weighted average number of shares outstanding are the same for both the basic earnings per common share and diluted earnings per common share calculations for the fiscal years 2007, 2008 and 2009 and for the three months ended September 27, 2008 and September 26, 2009.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table provides the calculation of income from continuing operations allocated to common stockholder and net (loss)/income allocated to common stockholder:

(dollars in thousands)	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Income from continuing operations	$33,184	$37,221	$53,105	$1,243	$121
Less: Accretion of preferred stock issuance costs	2,205	—	—	—	—
Less: Dividends on preferred stock	29,252	—	—	—	—

Income from continuing operations allocated to common stockholder	$1,727	$37,221	$53,105	$1,243	$121

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Less: Accretion of preferred stock issuance costs	2,205	—	—	—	—
Less: Dividends on preferred stock	29,252	—	—	—	—

Net (loss)/income allocated to common stockholder	$(40,353)	$38,051	$53,645	$1,611	$136

Note 2. Related party transactions

The transaction: In connection with the August 19, 2002 Transaction, Birds Eye Group entered into several agreements effective as of the Closing Date, including the following:

(i) Termination agreement. Pro-Fac, a significant shareholder of Holdings LLC, and Birds Eye Group entered into a letter agreement dated as of the Closing Date (the ‘Termination Agreement”), pursuant to which, among other things, the marketing and facilitation agreement between Pro-Fac and Birds Eye Group (the “Old Marketing and Facilitation Agreement”) which, until the Closing Date, governed the crop supply and purchase relationship between Birds Eye Group and Pro-Fac, was terminated. In consideration of such termination, Birds Eye Group agreed to pay Pro-Fac a termination fee of $10.0 million per year for five years. The final $10.0 million payment was made during the year ended June 30, 2007.

(ii) Amended and restated marketing and facilitation agreement. Pro-Fac and Birds Eye Group entered into an amended and restated marketing and facilitation agreement dated as of the Closing Date (the “Amended and Restated Marketing and Facilitation Agreement”). The Amended and Restated Marketing and Facilitation Agreement replaced the Old Marketing and Facilitation Agreement. Birds Eye Group pays Pro-Fac the commercial market value (“CMV”) of the crops supplied in installments corresponding to the dates of payment by Pro-Fac to its members for crops delivered. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market areas. Birds Eye Group makes payments to Pro-Fac for an estimated CMV for a particular crop year, subject to adjustments to reflect the actual CMV following the end of such year. Commodity committees of Pro-Fac meet with Birds Eye Group management to establish CMV guidelines, review calculations, and report to a joint CMV committee of Pro-Fac and Birds Eye Group. The CMV of crops supplied by Pro-Fac was $49.2 million, $18.3 million and $23.2 million for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009, respectively.

Under the Amended and Restated Marketing and Facilitation Agreement, Birds Eye Group determines the amount of crops which Birds Eye Group will acquire from Pro-Fac for each crop year. If the amount to

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

be purchased by Birds Eye Group during a particular crop year does not meet (i) a defined crop amount and (ii) a defined target percentage of Birds Eye Group’s needs for each particular crop, then certain shortfall payments will be made by Birds Eye Group to Pro-Fac. The defined crop amounts and targeted percentages were set based upon the needs of Birds Eye Group in the 2002 crop year (fiscal 2003). The shortfall payment provisions of the agreement include a maximum shortfall payment, determined for each crop, that can be paid over the term of the Amended and Restated Marketing and Facilitation Agreement. The aggregate shortfall payment amounts for all crops currently purchased by the Company under the agreement cannot exceed $4.5 million over the remaining term of the agreement.

Unless terminated earlier, the Amended and Restated Marketing and Facilitation Agreement will continue in effect until August 19, 2012. Birds Eye Group may terminate the Amended and Restated Marketing and Facilitation Agreement prior to August 19, 2012 upon the occurrence of certain events, including in connection with a change in control transaction affecting Birds Eye Group or Birds Eye Holdings Inc. Birds Eye Group may terminate the Amended and Restated Marketing Agreement as a result of a change in control without the payment of any termination fee. Also, Birds Eye Group may sell portions of its business and the volumes of crop purchases previously made by Birds Eye Group with respect to the sold business are disregarded for purposes of determining shortfall payments.

(iii) Management agreement. The Company and Vestar Capital Partners entered into a management agreement dated as of August 19, 2002 (the “Management Agreement”) pursuant to which Vestar Capital Partners, an investment firm and affiliate of Vestar Capital Partners IV, L.P., a Delaware limited partnership and the sole member of Vestar/Agrilink Holdings (“Vestar Capital Partners”), provides advisory and consulting services to the Company. In consideration for such services, the Company pays Vestar Capital Partners an annual management fee equal to the greater of $1.0 million or 0.7 percent of the Company’s earnings, before interest, taxes, depreciation and amortization. The management fee paid by the Company to Vestar Capital Partners was $1.0 million in fiscal years 2007, 2008 and 2009.

The Management Agreement does not include investment banking or other financial advisory services in connection with acquisitions, divestitures, refinancings, or restructurings. In fiscal 2007, the Company paid $1.3 million to Vestar Capital Partners for services rendered in relation to the Company’s refinancing.

Note 3. Discontinued operations and held for sale assets

Non-brand frozen vegetables business: On December 21, 2006, the Company completed the sale of its non-brand frozen vegetable business, historically reported in the non-brand reporting segment, to Allens Inc. (“Allens”) and recognized a gain on sale of $0.6 million recorded within discontinued operations. The sale consisted primarily of inventory and manufacturing facilities in Brockport, Bergen and Oakfield, New York; Fairwater, Wisconsin; and Montezuma, Georgia. The sale also included the Chill Ripe and Garden Classic brand names and the assumption by Allens of several contractual obligations associated with the non-brand frozen vegetable business.

As part of the decision to exit the non-brand frozen vegetable business, the Company also completed the closure of its manufacturing facility in Watsonville, California. During fiscal 2007, the Company sold certain tangible personal property located at the Watsonville location. The Company recorded a $5.7 million impairment charge to write down the carrying value of the Watsonville personal property to its fair value less costs to sell.

This charge is included within discontinued operations. The building, improvements, and remaining land in Watsonville, California are currently held for sale and are expected to be sold in fiscal 2010.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company’s decision to exit the non-brand frozen vegetable business also resulted in the elimination of a number of administrative positions in both the Rochester, New York and Green Bay, Wisconsin locations.

The following table highlights the fiscal 2007, 2008 and 2009 non-brand frozen vegetable business pre-tax exit costs recorded in accordance with ASC Topic 420 (SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”). The liability is included in other accrued liabilities in the accompanying Consolidated Balance Sheets. These costs are all reported within discontinued operations:

(dollars in thousands)	Termination benefits	Contract termination costs	Pension charge	Total
Liability balance June 24, 2006	$—	$—	$—	$—
Expense	6,206	6,576	1,500	14,282
Cash payments	(4,446)	—	—	(4,446)
Buyers share of termination benefits	199	—	—	199

Liability balance June 30, 2007	1,959	6,576	1,500	10,035
Expense/(income)	278	—	(1,500)	(1,222)
Cash payments	(1,913)	(6,576)	—	(8,489)

Liability balance June 28, 2008	324	—	—	324
Cash payments	(247)	—	—	(247)

Liability balance June 27, 2009	$77	$—	$—	$77

There are no remaining exit costs expected.

In fiscal 2007, the Company also recorded a pre-tax fixed asset impairment charge of $18.9 million and recognized accelerated depreciation charges of $2.2 million to reflect the shortened asset lives which coincided with the final production dates. In addition, the Company recorded inventory markdowns of $15.3 million. These costs are all recorded within discontinued operations.

As required by the terms of the Senior Secured Credit Agreement dated August 19, 2002, the net proceeds from the sale of the non-brand frozen vegetable business were used to pay down borrowings on that facility.

The Company allocated interest expense and a portion of amortization of debt issue costs to discontinued operations in fiscal 2007 in the amount of $3.8 million. In addition, the Company wrote off $0.8 million in deferred financing fees in fiscal 2007 which is also included in discontinued operations.

In conjunction with the closure of the Watsonville, California facility in fiscal 2007, the Company estimated and recorded a withdrawal liability based on information from the union sponsored pension plan of approximately $1.5 million. In fiscal 2008, based upon new information received by the Company from the union sponsored pension plan, the Company revised the estimated liability as it was determined the Company has no withdrawal liability.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Discontinued operations—In accordance with ASC Topic 360 (SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), the operations of the non-brand frozen vegetable business have been presented as discontinued operations in the accompanying Consolidated Statements of Operations and Comprehensive (Loss)/Income as follows:

(dollars in thousands)	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009
Net sales	$107,112	$—	$—

(Loss)/gain before income taxes and gain on sale (inclusive of asset impairment, restructuring, and deferred financing charges described above)	$(69,102)	$1,334	$865
Gain on sale	595	—	—

(Loss)/gain before income taxes	(68,507)	1,334	865
Income tax benefit/(provision)	26,427	(504)	(325)

Discontinued operations, net of taxes	$(42,080)	$830	$540

Held for sale assets The major classes of assets included in the Consolidated Balance Sheets as held for sale assets are as follows:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009
Property, plant and equipment, net	$7,661	$7,402

Note 4. Inventories

The major classes of inventories, net of inventory obsolescence reserves of $1.2 million, $1.5 million and $1.6 million as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively, are as follows:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
Finished goods	$94,319	$108,971	$199,942
Raw materials and supplies	21,356	26,945	18,897

Total inventories	$115,675	$135,916	$218,839

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 5. Property, plant and equipment and related obligations

The following is a summary of property, plant and equipment and related obligations at June 28, 2008 and June 27, 2009:

(dollars in thousands)	Fiscal years ended
	June 28, 2008				June 27, 2009
	Owned assets	Leased assets	Total	Owned assets	Leased assets	Total
Land	$6,662	$—	$6,662	$6,658	$—	$6,658
Land improvements	1,778	—	1,778	1,827	—	1,827
Buildings	34,213	—	34,213	44,830	—	44,830
Machinery and equipment	130,565	4,001	134,566	138,637	2,531	141,168
Construction in progress	3,613	—	3,613	7,973	—	7,973

	176,831	4,001	180,832	199,925	2,531	202,456
Less accumulated depreciation and amortization	(72,118)	(3,172)	(75,290)	(84,762)	(644)	(85,406)

Net	$104,713	$829	$105,542	$115,163	$1,887	$117,050

Obligations under capital leases		$818			$1,944
Less current portion		(742)			(579)

Long-term portion		$76			$1,365

Interest capitalized in conjunction with construction amounted to approximately $0.1 million in fiscal 2007 and approximately $0.5 million in fiscal years 2008 and 2009.

The following is a schedule of future minimum lease payments primarily for warehouse, production and office facilities and equipment, together with the present value of the minimum lease payments related to capitalize leases, both as of June 27, 2009.

Fiscal year ending last Saturday in June (dollars in thousands)	Capital leases	Operating leases	Total future commitment
2010	$692	$7,233	$7,925
2011	680	6,996	7,676
2012	677	5,843	6,520
2013	113	4,621	4,734
2014	—	3,760	3,760
Later years	—	17,688	17,688

Net minimum lease payments	2,162	$46,141	$48,303

Less amount representing interest	(218)

Present value of minimum lease payments	$1,944

Total rent expense related to operating leases (including lease arrangements of less than one year which are not included in the previous table) amounted to $9.6 million, $7.7 million and $8.2 million for fiscal years 2007, 2008 and 2009, respectively.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 6. Accounting for goodwill and intangible assets

Goodwill: The Company follows ASC Topic 350 (SFAS No. 142 “Goodwill and Other Intangible Assets”), which requires that goodwill not be amortized, but instead be tested at least annually for impairment and expensed against earnings when its implied fair value is less than its carrying amount.

During the quarters ended June 30, 2007, June 28, 2008 and June 27, 2009, the Company performed an annual impairment test as required by ASC Topic 350. The fair value of the Company’s reporting units was determined and was compared to their carrying value, indicating that no impairment exists.

During fiscal 2008, the Company reversed a pre-acquisition valuation allowance against state income tax credits and carryforwards resulting in a decrease in goodwill of $3.6 million. In accordance with ASC Topic 740 (EITF 93-7 “Uncertainties Related to Income Taxes in a Purchase Business Combination”), the effect of income tax settlements that result from prior business combinations years should be applied to increase or decrease the goodwill balance attributable to that acquisition. Accordingly, during fiscal year 2009 the Company decreased its goodwill by $1.9 million to reflect the estimates of the tax settlements for the amounts incurred prior to The Transaction. There were no changes in goodwill during the three months ended September 26, 2009.

A summary of changes in the Company’s goodwill during fiscal 2008 and 2009 by business segment is outlined as follows:

(dollars in thousands)	Fiscal years ended
	June 30, 2007	Adjustments	June 28, 2008	Adjustments	June 27, 2009
Frozen food group	$48,227	$(3,186)	$45,041	$(1,635)	$43,406
Specialty food group	10,587	(435)	10,152	(224)	9,928

Total	$58,814	$(3,621)	$55,193	$(1,859)	$53,334

Intangible assets: As outlined in ASC Topic 350, certain intangibles with a finite life are required to be amortized. ASC Topic 350 also requires that intangible assets with indefinite lives not be amortized, however, are required to be tested annually for impairment. During the quarters ended June 30, 2007, June 28, 2008 and June 27, 2009, the Company performed an asset impairment test and concluded that the fair value of such assets exceeded their carrying value.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following schedule sets forth the major classes of intangible assets held by the Company:

(dollars in thousands)	Estimated lives	Fiscal years ended				Three months ended
		June 28, 2008		June 27, 2009		September 26, 2009
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
						(Unaudited)	(Unaudited)
Amortized intangible assets:
Customer relationships	9–36 years	$36,191	$(8,160)	$36,191	$(9,842)	$36,191	$(10,263)
License agreement	14 years	10,406	(4,406)	10,406	(5,156)	10,406	(5,343)
Other	5 years	2,344	(1,872)	2,344	(2,231)	2,344	(2,321)

Total		48,941	$(14,438)	48,941	$(17,229)	48,941	$(17,927)

Unamortized intangible assets:
Trademarks		179,500		179,500		179,500

Total		$228,441		$228,441		$228,441

The aggregate amortization expense associated with intangible assets was approximately $2.8 million in fiscal 2007, 2008 and 2009 and $0.7 million for the three months ended September 27, 2008 and September 26, 2009. The aggregate amortization expense for the remainder of fiscal 2010 and for each of the four succeeding fiscal years is estimated as follows:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$1,841
2011	$2,435
2012	$1,657
2013	$1,544
2014	$1,543

Note 7. Accounting for derivative instruments, hedging activities, and fair value measurements

Derivative instruments and hedging activities

ASC Topic 815 (SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”), requires the recognition of all derivative financial instruments as either assets or liabilities in the balance sheet and measurement of those instruments at fair value. Changes in the fair values of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Under the provisions of ASC Topic 815, the method that will be used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, must be established at the inception of the hedge.

The Company, as a result of its operating and financing activities, is exposed to changes in certain commodity prices and interest rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into select derivative contracts.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Commodity prices: The Company is exposed to commodity price risk related to forecasted purchases of corrugated (unbleached kraftliner) in its manufacturing process. To mitigate this risk, the Company entered into two forward purchase contracts with effective terms from July 1, 2008 through June 30, 2009 and September 1, 2008 through June 30, 2009, respectively. The forward purchase contracts were designated as cash flow hedges of the Company’s forecasted corrugated purchases. The contracts hedged approximately 80 percent of the Company’s annual usage. At June 27, 2009, the contracts were completed and the fair values of the agreements were $0. In fiscal 2008, the Company entered into a forward purchase contract with an effective term from July 1, 2007 through June 30, 2008. The forward purchase contract was designated as a cash flow hedge of the Company’s forecasted corrugated purchases. The contract hedged approximately 80 percent of the Company’s annual usage. At June 28, 2008, the contract was completed and the fair value of the agreement was $0.

The Company is also exposed to commodity price risk related to forecasted diesel fuel purchases. To mitigate the risk, the Company entered into a forward purchase contract in fiscal 2009 with an effective term from July 1, 2009 through June 30, 2010. The forward purchase contract will hedge approximately 70 percent of the Company’s annual diesel fuel purchases. The forward purchase contract is a derivative in which the Company elected not to use “hedge accounting”, as defined by ASC Topic 815. Accordingly, the Company recognizes in income the fair value gains and losses of this contract. At June 27, 2009 and September 26, 2009 the fair value of the contract was approximately $1.3 million and $0.6 million, respectively. Consequently, a $1.3 million unrealized gain and a $0.7 million unrealized loss was recorded in selling, general and administrative expenses in the fiscal 2009 and the three months ended September 26, 2009 Consolidated Statements of Operations and Comprehensive Income, respectively. Forward purchase contracts in effect as of September 26, 2009 were as follows:

Notional Amount	Maturity	Strategy	Fixed Price
285,000 gallons/month	06/30/2010	Not applicable	$2.46

Interest rate swap agreement: In order to reduce the Company’s exposure to fluctuations in interest rates, the Company entered into an interest rate swap agreement. This agreement effectively converts a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s swap agreement qualifies for cash flow hedge accounting. The Company’s policy is to enter into swap agreements only with counterparties it considers to be creditworthy. The interest rate swap contract is for a period of three years and became effective on June 30, 2007. The contract requires payment of a fixed rate of interest (4.87 percent) and the receiving of a variable rate of interest (three-month London Interbank Offered Rate (“LIBOR”) of 2.70 percent and 1.22 percent as of June 28, 2008 and June 27, 2009, respectively. The notional principal amount of indebtedness was $296.0 million and $229.0 million as of June 28, 2008 and June 27, 2009, respectively, and amortizes quarterly according to a fixed schedule.

Approximately 41 percent and 33 percent of the Company’s underlying debt is being hedged with this interest rate swap at June 28, 2008 and June 27, 2009, respectively. Swap agreements in effect as of September 26, 2009 were as follows:

(dollars in thousands)
			Weighted Average Variable
Notional Amount	Maturity	Strategy	LIBOR Rate	Fixed Rate
$190,000	06/30/2010	Cash Flow Hedge	0.62%	4.87%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counterparties to the Company’s swap agreements, in part because all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed by the Company’s senior management. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instrument.

The fair value, on a gross basis, of the Company’s derivative financial instruments included in the accompanying consolidated balance sheet as of September 26, 2009 is presented as follows:

(dollars in thousands)	Balance Sheet Location	Fair Value
Derivatives Designated as Hedging Instruments:
Interest rate swap agreement	Other accrued liabilities ($5,408); Accrued interest ($1,984)	$7,392

Total Derivatives		$7,392

Derivatives not Designated as Hedging Instruments:
Forward purchase contract	Prepaid expenses and other current assets	$608

Total Derivatives		$608

The activity for the three months ended September 26, 2009 related to the Company’s derivative financial instruments is presented as follows:

(dollars in thousands)	Amount of Gain Recognized in Other Comprehensive Income on Derivatives	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (effective portion)	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (effective portion)
Derivatives in Cash Flow Hedging Relationships:
Interest rate swap agreement	$922	Not applicable	$—

Total	$922		$—

(dollars in thousands)	Amount of Loss Recognized in Income on Derivatives	Location of Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments:
Forward purchase contract	$725	Selling, administrative, and general expense

Total	$725

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. The discontinuation of hedge accounting would result in a reclassification into earnings of any gains or losses that are currently being reported in accumulated other comprehensive loss. The Company does not expect to reclassify any amounts from accumulated other comprehensive loss into earnings within the next 12 months.

The Company designated this interest rate swap contract as a cash flow hedge. The fair value of the cash flow hedge is generally deferred to other comprehensive income. At June 27, 2009, the fair value of the contract was ($9.0) million. At June 27, 2009, $2.1 million is reported in accrued interest, $6.9 million is reported in other non-current liabilities and an after-tax unrealized loss of $4.3 million was reported in accumulated other comprehensive income in stockholder’s deficit. At June 28, 2008, the fair value of the contract was ($7.7) million. At June 28, 2008, $1.6 million was reported in accrued interest, $6.1 million was reported in other non-current liabilities and an after-tax unrealized loss of $3.8 million was reported in accumulated other comprehensive loss in stockholder’s deficit.

Fair value measurements

The Company adopted ASC Topic 820 (SFAS No. 157 “Fair Value Measurements”) on June 29, 2008, for financial assets and financial liabilities. ASC Topic 820 defines fair value, provides guidance for measuring fair value and requires certain disclosures. ASC Topic 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs, other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The following table summarizes the valuation of the Company’s financial instruments by the foregoing ASC Topic 820 fair value hierarchy levels as of June 27, 2009 and September 26, 2009:

	Fiscal year ended June 27, 2009				Three months ended September 26, 2009
(dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	—	$60,878	—	$60,878	—	$41,121	—	$41,121
Commodity derivative	—	$1,334	—	$1,334	—	$608	—	$608
Liabilities
Interest rate exchange agreement derivative	—	$8,963	—	$8,963	—	$7,392	—	$7,392

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, and counterparties’ credit risks, and minimize the use of unobservable inputs. The Company is able to establish fair value balances based on the observability of those inputs. Commodity derivatives and interest rate derivatives are classified as Level 2 fair value based upon pricing models using market-based inputs. Model inputs can be verified and valuation techniques do not involve significant management judgment.

Note 8. Debt

The following is a summary of long-term debt outstanding:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
JPMorgan term loan facility	$385,500	$381,000	$379,875
UBS term loan facility	340,751	322,717	327,670
Other debt	—	1,180	1,116
Revolving Credit Facility	—	—	36,200
UBS original issue discount	(2,365)	(1,681)	(1,521)

Total debt	723,886	703,216	743,340
Less current portion	(4,500)	(4,756)	(4,758)

Total long-term debt	$719,386	$698,460	$738,582

Bank debt facilities: On March 22, 2007, Birds Eye Holdings Inc., a wholly-owned subsidiary of the Company, and certain of its subsidiaries, executed an amended and restated credit agreement (the “New Senior Credit Facility”) with a syndicate of banks and other lenders arranged and managed by JPMorgan Chase Bank, as administrative agent. (the “Refinancing”). The New Senior Credit Facility is comprised of (i) a $125.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) and (ii) a $450.0 million senior secured B term loan (the “Term Loan Facility”).

The proceeds received by Birds Eye Group from the New Senior Credit Facility were used, in part, to repay $163.1 million of outstanding term loans due under the Senior Secured Credit Agreement dated August 19, 2002 and complete a dividend payment to Birds Eye Holdings Inc. Birds Eye Holdings Inc. subsequently distributed its share of the proceeds to Holdings LLC. Birds Eye Group paid $7.0 million in fees in conjunction with the Refinancing which have been capitalized and are being amortized over the life of the underlying debt. In conjunction with the repayment, a pre-tax loss on early extinguishment of debt of $2.9 million was recorded in fiscal 2007 and reflects the write-off of certain deferred financing fees associated with the previous credit facility.

The Revolving Credit Facility matures in March 2012 and allows up to $40.0 million to be available in the form of letters of credit. As of June 28, 2008, June 27, 2009 and September 26, 2009, (i) cash borrowings outstanding under the Revolving Credit Facility were $0, $0, and $36.2 million, respectively, (ii) there were $18.0 million, $16.4 million and $16.1 million in letters of credit outstanding as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively, and therefore (iii) availability under the Revolving Credit Facility was $107.0 million, $108.6 million and $72.7 million as of June 28, 2008, June 27, 2009 and September 26, 2009,

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

respectively. The Revolving Credit Facility bears interest at Birds Eye Group’s option, at a base rate or the London InterBank Offered Rate (“LIBOR”) plus, in each case, an applicable percentage. The appropriate applicable percentage corresponds to Birds Eye Group’s Consolidated Net Leverage Ratio, as defined by the New Senior Credit Facility, and is adjusted quarterly based on the calculation of the Consolidated Net Leverage Ratio. As of June 28, 2008, June 27, 2009 and September 26, 2009, the Revolving Credit Facility bears interest in the case of base rate loans at the Base Rate, as defined in the New Senior Credit Facility, plus (i) .75 percent, and (ii) in the case of LIBOR loans at LIBOR plus 1.75 percent for loans under the Revolving Credit Facility. The unused commitment fee is .38 percent as of June 28, 2008, June 27, 2009 and September 26, 2009 on the daily average unused commitment under the Revolving Credit Facility and also varies based on Birds Eye Group’s Consolidated Net Leverage Ratio.

The Term Loan Facility bears interest at Birds Eye Group’s option, at a base rate or LIBOR plus, in each case, an applicable percentage. The Term Loan Facility bears interest in the case of base rate loans at the Base Rate, as defined in the New Senior Credit Facility, plus a fixed 1.25 percent and in the case of LIBOR loans at LIBOR plus 1.75 percent (to increase to 2.00 percent in the event that Birds Eye Group’s Consolidated Net Leverage Ratio is greater than 5.00 to 1.00). As of June 28, 2008, June 27, 2009 and September 26, 2009, the interest rate under the Term Loan Facility was 4.45 percent, 2.97 percent and 2.19 percent, respectively.

The Term Loan Facility requires payments in quarterly installments in the amount of $1,125,000 starting June 30, 2007 and matures on March 22, 2013 upon which the balance is due. In fiscal years 2007, 2008 and 2009, Birds Eye Group made mandatory payments of $1,125,000, $3,375,000 and $4,500,000, respectively. In the first three months of fiscal 2010, Birds Eye Group made mandatory payments of $1,125,000. A voluntary prepayment of $60.0 million was made in fiscal 2007. The Term Loan Facility is also subject to mandatory prepayments under various scenarios as defined in the New Senior Credit Facility. Provisions of the New Senior Credit Facility require that annual payments, within 105 days after the end of each fiscal year, commencing in fiscal 2008, in the amount of “excess cash flow,” as defined in the New Senior Credit Facility, be utilized to prepay the Term Loan Facility at an applicable percentage that corresponds to the Company’s Consolidated Net Leverage Ratio. The excess cash flow payment is based in part on Birds Eye Group’s operating income during the year less capital expenditures and cash interest. No “excess cash flow” payments were due for the years ended June 28, 2008 or June 27, 2009.

Birds Eye Group’s previous credit facility also included an “excess cash flow” provision. The amount of “excess cash flow” payment for the year ended June 24, 2006 was $8.6 million and was paid in fiscal 2007.

The New Senior Credit Facility contains customary covenants and restrictions on Birds Eye Group’s activities, including, but not limited to: (i) limitations on the incurrence of indebtedness; (ii) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, asset sales, and certain hedging agreements; (iii) restrictions or limitations on the ability to pay dividends and (iv) limitations on transactions with affiliates and other distributions. The Revolving Credit Facility also requires Birds Eye Group to maintain a maximum average total debt to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) ratio (“Consolidated Net Senior Secured Leverage Ratio”) when amounts are outstanding on the last day of any fiscal quarter. As of June 28, 2008, June 27, 2009 and September 26, 2009, Birds Eye Group was in compliance with all covenants, restrictions, and requirements under the terms of the New Senior Credit Facility.

Birds Eye Group’s obligations under the New Senior Credit Facility are collateralized by a first priority lien on: (i) substantially all existing or after-acquired assets, tangible or intangible, (ii) the capital stock of Birds Eye

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Group and its domestic subsidiaries, and (iii) 65% of the capital stock in certain foreign subsidiaries. Birds Eye Group’s obligations under the New Senior Credit Facility are guaranteed by Birds Eye Holdings Inc. and certain of its subsidiaries. See Note 13 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding guarantees and indemnifications.

On July 11, 2007 Birds Eye Foods, executed a credit agreement (the “Credit Agreement”) with UBS Loan Finance, LLC, as the lender and UBS AG, Stamford Branch, as administrative agent. The Credit Agreement consists of a $310.0 million term loan and was issued at a 1% discount. Birds Eye Foods paid $8.7 million in financing fees which have been capitalized and are being amortized over the life of the underlying debt.

The maturity date of the term loan facility is July 11, 2012 at which time the principal amount is due. The term loan facility bears interest at the Company’s option, at a Base Rate or LIBOR plus, in each case, an applicable percentage. The term loan facility bears interest in the case of base rate loans at the Base Rate, as defined in the Credit Agreement, plus: 3.5% through December 27, 2008, 4.0% from December 28, 2008 through December 26, 2009 and 4.5% thereafter. In the case of LIBOR loans, at LIBOR plus: 4.5% through December 27, 2008, 5.0% from December 28, 2008 through December 26, 2009 and 5.5% thereafter. The interest rate under this term loan facility was 6.08 percent at June 27, 2009, 7.97 percent at June 28, 2008 and 6.00 percent at September 26, 2009.

Birds Eye Foods may elect to pay interest (i) in cash, (ii) in kind or (iii) half in cash and half in kind. Interest paid in kind is calculated at a rate 0.75% higher than the rates outlined above and is added to the unpaid principal amount of the term loan.

The net proceeds from the Credit Agreement were used by the Company to pay a $298.2 million dividend to its parent, Holdings LLC.

The UBS Credit Facility contains customary covenants and restrictions on the Company’s activities, including, but not limited to: (i) limitations on the incurrence of indebtedness; (ii) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, and asset sales; and (iii) limitations on transactions with affiliates and other distributions. As of June 28, 2008, June 27, 2009 and September 26, 2009, the Company was in compliance with all covenants, restrictions, and requirements under the terms of the UBS Credit Facility.

The Company’s obligations under the UBS Credit Facility are not collateralized.

Other debt: In the second quarter of fiscal 2009, Birds Eye Group entered into a low interest rate loan with the power utility provider for its Darien facility as incentive to install new, more energy efficient equipment. The total amount of the loan is $1.3 million and bears an interest rate of 1.0%. The loan requires payments in equal monthly installments and matures in December 2013.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Revolving credit facility: Borrowings under the short-term Revolving Credit Facility were as follows:

(dollars in thousands)	Fiscal years ended		Three months ended
	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
Balance at period end	$—	$—	$36,200
Rate at period end	N/A	N/A	2.0%
Maximum outstanding during the period	$56,400	$78,600	$37,100
Average amount outstanding during the period	$20,854	$30,964	$8,737
Weighted average interest rate during the period	6.8%	3.1%	2.0%

Senior subordinated notes—11 7/8 percent (due 2008): In fiscal 1999, Birds Eye Group issued Senior Subordinated Notes (the “Notes’) for $200.0 million aggregate principal amount due November 1, 2008. On November 24, 2003, Birds Eye Group repaid $150.0 million of these Notes and on November 20, 2006 Birds Eye Group repurchased the remaining $50.0 million.

In conjunction with the fiscal 2007 repayment, a $0.6 million pre-tax gain on early extinguishment of debt was recorded and reflects the write off of the remaining unamortized premium.

Debt maturity schedule: The following table summarizes the Company’s future payments due on debt as of June 27, 2009:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$4,756
2011	4,760
2012	5,889
2013	689,358
2014	134

Total	$704,897

Fair value: The estimated fair value of long-term debt outstanding, including the current portion, was approximately $693.0 million, $638.0 million and $690.5 million at June 28, 2008, June 27, 2009 and September 26, 2009, respectively. The fair value for long-term debt was estimated using either quoted market prices for the same or similar issues or the current rates offered to the Company for debt with similar maturities.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 9. Taxes on income

The Company and its wholly-owned subsidiaries are C Corporations which are subject to federal, state, and foreign taxation.

The tax provision on pretax income from continuing operations includes the following:

	Fiscal years ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009
Federal—
Current	$(24,094)	$(1,822)	$(16,501)
Deferred	3,535	(18,040)	(10,806)

	(20,559)	(19,862)	(27,307)
State and foreign—
Current	(2,460)	(4,538)	2,063
Deferred	609	2,909	(976)

	(1,851)	(1,629)	1,087

	$(22,410)	$(21,491)	$(26,220)

A reconciliation of the effective tax rate to the amount computed by applying the federal income tax rate to pretax income from continuing operations is as follows:

	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009
Statutory federal rate	35.0%	35.0%	35.0%
State and foreign income taxes, net of federal income tax benefit	3.3%	4.0%	3.9%
Adjustment of state income tax reserves	0.0%	0.8%	-2.3%
Change in state valuation allowance	3.1%	-3.5%	-3.0%
Domestic manufacturing deduction	0.0%	-0.6%	-1.1%
Other, net	-1.1%	0.9%	0.6%

Effective Tax Rate	40.3%	36.6%	33.1%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Deferred tax (liabilities)/assets consist of the following:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009
Liabilities—
Depreciation	$(16,732)	$(18,468)
Goodwill and other intangible assets	(44,480)	(48,540)
Basis difference in partnership interest	(8,324)	(8,258)
Prepaid manufacturing expense	(1,103)	(1,073)
Debt issue costs	(215)	(156)

Total deferred tax liabilities	(70,854)	(76,495)

Assets—
Inventories	2,461	2,058
Credits and operating loss carryforwards	21,022	18,256
Insurance accruals	3,746	3,698
Pension/post retirement benefit accruals	15,748	19,869
State tax accruals	1,895	469
Interest rate swap	2,331	2,589
Contribution carryforward	772	—
Other	3,770	3,068

Total deferred tax assets	51,745	50,007

Net deferred tax liability	(19,109)	(26,488)
Valuation allowance	(14,620)	(12,239)

Total	$(33,729)	$(38,727)

The net deferred tax asset/(liability) is reflected on the Company’s accompanying Consolidated Balance Sheets as follows:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009
Current deferred tax asset	$3,786	$4,877
Non-current deferred tax liability	(37,515)	(43,604)

Total deferred taxes	$(33,729)	$(38,727)

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryforward period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. The change in the valuation allowance recorded in the income tax provision totaled $1.7 million, $(3.0) million and $(2.4) million during the years ended June 30, 2007, June 28, 2008 and June 27, 2009, respectively.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The remaining change in valuation allowance totaling $ (3.6) million during the year ended June 28, 2008 was recorded as a reduction of goodwill. See Note 6 to the “Notes to Consolidated Financial Statements”. The change in the Company’s valuation allowance during the year ended June 27, 2009 was due to enhanced profitability.

The Company has varying state net operating loss carryforwards depending on whether it files on a combined or separate company basis by jurisdiction. The tax effect of these state net operating loss carryforwards is $8 million. The expiration dates of the state net operating loss carryforwards vary. Ultimately, all state net operating loss carryforwards will expire on or before June 2026, if not utilized by the Company. The Company has state credits totaling $8.8 million of which $1.7 million expire on or before June 2021. The remaining $7.1 million in state credits do not expire. The Company’s June 27, 2009 foreign net operating loss carryforward is $1.3 million. These foreign net operating loss carryforwards expire on or before June 2019.

As of June 27, 2009, the Company maintained a valuation allowance in the amount of $12.2 million. The valuation allowance was established for foreign and state net operating losses and state tax credits which the Company cannot assure that realization of the net operating losses and credits is more likely than not to occur.

The Company was required to adopt ASC Topic 740-10-25 (FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”), on July 1, 2007. As a result of the adoption of ASC Topic 740-10-25, there was a $3.6 million cumulative effect adjustment for unrecognized tax benefits, which was accounted for as an adjustment to accumulated deficit as of July 1, 2007.

The following is a rollforward of the Company’s liability for income taxes associated with unrecognized tax benefits:

(dollars in thousands)
Balance as of July 1, 2007	$4,767
Tax positions related to current year	72

Balance as of June 28, 2008	4,839
Tax positions related to current year	196
Tax positions related to prior years:
Settlements	(3,733)
Lapses in statutes of limitations	(54)

Balance as of June 27, 2009	$1,248

The Company’s policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of the income tax provision. During the years ended June 28, 2008 and June 27, 2009, the Company recognized approximately $0.8 million and $0.1 million, respectively, of interest expense. Additionally, the Company had approximately $4.7 million and $0.6 million of interest and penalties associated with uncertain tax benefits accrued as of June 28, 2008 and June 27, 2009, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in any future periods. Consistent with the provisions of ASC Topic 740-10-25, the Company has considered whether certain income tax liabilities should be classified as current or noncurrent based on management’s estimate of when these liabilities will be settled. The Company has concluded that these income tax liabilities are noncurrent and included them in other non-current liabilities in the accompanying consolidated balance sheets.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

It is reasonably possible that the liability associated with the Company’s unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of ongoing audits, settlements or the expiration of statutes of limitations. Currently, the Company is unable to estimate the range of increases or decreases to its unrecognized tax benefits.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state jurisdictions. The Company has been audited for U.S. federal income tax matters for years through June 25, 2005. The Company’s U.S. tax matters for the years June 25, 2005 through June 27, 2009 remain subject to examination by the Internal Revenue Service (IRS). Substantially all material state and local income tax matters have been concluded for years through June 28, 2003. The Company’s tax matters for 2003 through 2009 remain subject to examination by the respective state and local tax jurisdiction authorities.

During year ended June 27, 2009, the Company reached settlements with several state authorities. As a result, the Company recognized a tax benefit of $2.0 million, including interest and penalties.

Note 10. Pensions, profit sharing, and other employee benefits

Pensions: In September 2006, the FASB issued ASC Topic 715 (SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”). ASC Topic 715 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record changes as a component of other comprehensive income in the year in which the changes are made. The Company and its subsidiaries adopted the recognition and related disclosure provisions of ASC Topic 715, prospectively, on June 30, 2007. The effect of the recognition provisions of ASC Topic 715, net of taxes, was to increase Accumulated Other Comprehensive Loss and Stockholder’s Deficit by $2.1 million as of June 30, 2007.

ASC Topic 715 also requires an entity to measure plan assets and benefit obligations, as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. The Company and its subsidiaries early adopted this requirement and changed the measurement date of its pension plans and other postretirement benefit plans from March 31 to its June fiscal year end. The fiscal 2007 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of ASC Topic 715. Under this approach, the fiscal 2007 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period April 1, 2006 through June 30, 2007. The remaining three-fifteenths of the net periodic benefit cost for the period April 1, 2006 through June 30, 2007 was charged to accumulated deficit. The impact of adopting the ASC Topic 715 measurement date provisions increased accumulated deficit by $1.1 million as of June 30, 2007.

In fiscal 2007, the Company’s Master Hourly Pension Plan and Master Salaried Retirement Plan were merged and the new combined plan is the Birds Eye Foods Pension Plan (The “New Pension Plan’). The New Pension Plan consists of hourly and salaried employees and has primarily noncontributory defined-benefit schedules.

In September 2001, the Company made the decision to freeze benefits provided under its Master Salaried Retirement Plan. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

The Company maintains a non-tax qualified Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to two prior executives of the Company who retired prior to November 4, 1994. In July 2000, the Company adopted a Supplemental Executive Retirement Agreement (“SERA”) to provide additional retirement benefits to its former Chairman of the Board, President and Chief Executive Officer. The Separation Agreement with the former Chairman of the Board, President and Chief Executive Officer amended the SERA so as to provide full retirement benefits as outlined in the SERA beginning January 1, 2009.

The Company maintains an Excess Benefit Retirement Plan which serves to provide employees with the same retirement benefit they would have received from the Company’s retirement plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code having been revised in the 1992 Omnibus Budget Reform Act. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

In fiscal 2008, the Company merged the Southland Frozen Foods Plan, in which a small number of former union hourly employees had vested pension benefits, into the Birds Eye Foods Pension Plan.

In fiscal 2007, the Company also participated in one union sponsored pension plan associated with its Watsonville, California manufacturing facility. Contributions to this plan were paid when incurred and billed by the sponsoring union or plan. In conjunction with the closure of the Watsonville, California facility in fiscal 2007, the Company withdrew from this plan and incurred no withdrawal liability.

For purposes of this disclosure, all defined-benefit pension plans have been combined. The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of common stocks, corporate bonds and US government obligations. Plan assets do not include any of the Company’s own equity or debt securities.

The following table sets forth the weighted-average asset allocations of the Company’s pension plans by asset category:

	Fiscal years ended
	June 28, 2008	June 27, 2009
Asset category:
Cash and cash equivalents	2.1%	2.1%
Fixed income	53.7	53.9
Equity securities	44.2	44.0

Total	100.0%	100.0%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company uses multiple investment funds and managers for investment of the assets of the plans. Oversight of the investment advisors is provided by an outside investment consulting firm and an Investment Committee comprised of Company’s management. The investment performance and adherence to investment policy is reviewed quarterly by the Investment Committee. The investment objective for the plans is to maintain a well-diversified portfolio of assets using multiple managers and diversified asset classes and styles to optimize the long-term return on plan assets at a moderate level of risk.

The Company has established the following general target asset allocation mix for its plan investments.

Target
Equities	50%
Fixed income	50%

Total	100%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table sets forth the changes in the plans’ projected benefit obligation and plan assets and the plans’ funded status and amounts recognized in the Company’s consolidated financial statements at June 28, 2008 and June 27, 2009:

(dollars in thousands)	Pension benefits
	Fiscal years ended
	June 28, 2008	June 27, 2009
Change in benefit obligation:
Benefit obligation at beginning of period	$139,137	$134,378
Service cost	2,413	2,154
Interest cost	8,849	9,208
Plan participants’ contributions	50	47
Curtailments	—	(494)
Actuarial (gain)/loss	(3,649)	891
Benefits paid and actual expenses	(11,478)	(12,289)
Plan amendment	(944)	90

Benefit obligation at end of period	134,378	133,985

Change in plan assets:
Fair value of plan assets at beginning of period	109,184	101,555
Actual return on plan assets	1,668	(8,675)
Employer contributions	2,131	13,706
Plan participants’ contributions	50	47
Benefits paid and actual expenses	(11,478)	(12,289)

Fair value of plan assets at end of period	101,555	94,344

Funded status	$(32,823)	$(39,641)

Amounts recognized in the balance sheet:
Non-current assets	$—	$—
Current liabilities	(574)	(931)
Non-current liabilities	(32,249)	(38,710)

Net amount recognized in the balance sheet	$(32,823)	$(39,641)

Amounts not yet reflected in net periodic pension cost and included in accumulated other comprehensive income/(loss):
Transition asset/(obligation)	$—	$—
Prior service credit/(cost)	921	486
Net loss	(23,250)	(39,631)

Accumulated other comprehensive loss	$(22,329)	$(39,145)
Cumulative employer contributions in excess of net periodic pension cost	(10,494)	(496)

Net amount recognized in balance sheet	$(32,823)	$(39,641)

Amounts expected to be recognized in net periodic pension cost in the following fiscal year:
Amortization of (asset)/obligation	$—	$—
Amortization of prior service (credit)/cost	(117)	(79)
Amortization of loss	1,360	3,025

Amounts expected to be recognized in the following year	$1,243	$2,946

Weighted-average assumptions
Assumptions used for projected benefit obligation:
Discount rate	7.1%	7.1%
Rate of compensation increase	3.8%	3.8%
Assumptions used to determine net periodic benefit cost:
Discount rate	6.6%	7.1%
Expected return on plan assets (1)	8.3%	8.3%
Rate of compensation increase	3.8%	3.8%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

(1)	To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

The accumulated benefit obligation for all defined benefit pension plans was $131.5 million and $130.4 million at June 28, 2008 and June 27, 2009, respectively.

Net periodic benefit cost in fiscal years 2007, 2008, 2009 and the three months ended September 27, 2008 and September 26, 2009 is comprised of the following:

(dollars in thousands)	Pension cost
	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Components of net periodic benefit cost:
Service cost	$2,913	$2,413	$2,154	$538	$550
Interest cost	8,765	8,849	9,208	2,302	2,310
Expected return on plan assets	(7,237)	(8,634)	(8,669)	(2,167)	(1,932)
Amortization of prior service cost	10	6	(117)	(30)	(20)
Recognized actuarial loss	1,018	955	1,360	340	756
Curtailment loss	—	—	(228)	(57)	—

Net periodic benefit cost—Company plans	5,469	3,589	3,708	926	1,664
Net periodic benefit cost—union plans	267	—	—	—	—
Curtailment loss	20	—	—	—	—
Special termination benefits	85	—	—	—	—

Total periodic benefit costs	$5,841	$3,589	$3,708	$926	$1,664

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were:

	Birds Eye Foods pension plan		Excess benefit retirement plan		Supplemental executive retirement plan		Supplemental executive retirement agreement
	Fiscal years ended		Fiscal years ended		Fiscal years ended		Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009
Projected benefit obligation	$125,401	$124,931	$1,244	$1,221	$1,674	$1,620	$6,059	$6,213
Accumulated benefit obligation	122,508	121,376	1,244	1,221	1,674	1,620	6,059	6,213
Fair value of plan assets	101,555	94,344	—	—	—	—	—	—

The Company expects to contribute $9.0 million in payments to its pension plans in fiscal 2010 of which $1.7 million was paid during the three months ended September 26, 2009.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Expected pension benefit payments, which reflect expected future service costs, as appropriate, over the next 10 years are as follows:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$8,656
2011	$8,874
2012	$9,163
2013	$9,445
2014	$9,676
2015 – 2019	$53,454

Postretirement benefits other than pensions: The Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees. For the most part, current employees are not eligible for the postretirement medical coverage. Generally, other than pensions, the Company does not pay retirees’ benefit costs. Various exceptions exist, which have evolved from union negotiations, early retirement incentives and existing retiree commitments from acquired companies.

The Company has not prefunded any of its retiree medical or life insurance liabilities. Consequently there are no plan assets held in a trust, and there is no expected long-term rate of return assumption for purposes of determining the annual expense.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table sets forth the changes in the plans’ projected benefit obligation and plan assets and the plans’ funded status and amounts recognized in the Company’s consolidated financial statements at June 28, 2008 and June 27, 2009.

(dollars in thousands)	Other benefits
	Fiscal years ended
	June 28, 2008	June 27, 2009
Change in benefit obligation:
Benefit obligation at beginning of period	$3,643	$3,409
Service cost	17	7
Interest cost	224	225
Actuarial gain	(111)	(131)
Benefits paid	(364)	(421)

Benefit obligation at end of period	3,409	3,089

Change in plan assets:
Fair value of assets at beginning of period	—	—
Employer contributions	364	421
Benefits paid	(364)	(421)

Fair value of assets at end of period	—	—

Funded status	$(3,409)	$(3,089)

Amounts recognized in the balance sheet:
Current liabilities	$(457)	$(403)
Non-current liabilities	(2,952)	(2,686)

Net amount recognized in the balance sheet	$(3,409)	$(3,089)

Amounts not yet reflected in net periodic pension cost and included in accumulated other comprehensive income/(loss)
Accumulated loss	$(185)	$(54)

Accumulated other comprehensive loss	$(185)	$(54)
Cumulative employer contributions in excess of net periodic benefit cost	(3,224)	(3,035)

Net amount recognized in the balance sheet	$(3,409)	$(3,089)

Amounts expected to be recognized in net periodic benefit cost in the following fiscal year:
Transition (asset)/obligation	—	—
Prior service (credit)/cost	—	—
Accumulated (gain)/loss	—	—
Weighted-average assumptions
Assumptions used for projected benefit obligation:
Discount rate	7.1%	7.1%
Rate of compensation increase	—	—
Assumptions used to determine net periodic benefit cost:
Discount rate	6.6%	7.1%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	3.8%	3.8%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

(dollars in thousands)	Other benefits			Three months ended
	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Components of net periodic benefit cost:
Service cost	$35	$17	$7	$2	$—
Interest cost	237	224	225	56	52
Amortization of prior service credit	(21)	—	—	—	—
Amortization of loss	102	—	—	—	—

Net periodic benefit cost	$353	$241	$232	$58	$52

For measurement purposes, a 9.1 percent rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2009. The rate was assumed to decrease gradually to 4.5 percent for 2029 and remain at that level thereafter.

The assumed health care trend rates can have a significant effect on the amounts reported for the postretirement benefits plan. A one-percentage point change in the assumed health care trend rates would have the following effect:

(dollars in thousands)	1-percentage point increase	1-percentage point decrease
Effect on total of service and interest cost components for fiscal 2009	$10	$(9)
Effect on postretirement benefit obligation at June 27, 2009	$132	$(115)

The Company expects to make payments of approximately $0.4 million to its other postretirement benefit plans in fiscal year 2010.

The Company expects to make postretirement benefit payments, which reflect expected future service costs, as appropriate, over the next 10 years as follows:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$403
2011	$395
2012	$399
2013	$345
2014	$320
2015 – 2019	$1,332

Birds Eye Foods 401(k) plan: Under the Birds Eye Foods 401(k) Plan (“401(k)”), the Company contributes matching contributions to the plan for the benefit of employees who elect to defer a portion of their salary into the plan. The Company allocated approximately $1.0 million during fiscal 2007 and approximately $0.8 million during fiscal years 2008 and 2009 in the form of matching contributions to the plan.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

In addition, Birds Eye Group also maintains a Non-Qualified 401(k) Plan in which the Company allocates matching contributions for the benefit of “highly compensated employees” as defined under Section 414(q) of the Internal Revenue Code. The Company allocated approximately $0.6 million during fiscal 2007 and approximately $0.3 million during fiscal years 2008 and 2009 in the form of matching contributions to this plan.

Note 11. Stockholder’s deficit and preferred stock

Common stock: There are 1000 common shares authorized and issued to Holdings LLC. Holders of common stock are entitled to one vote per share on all matters to be voted by the Company’s stockholders. In the first quarter of fiscal 2008, the Company paid a common stock dividend of approximately $298.2 million to Holdings LLC.

Preferred stock: In connection with The Transaction, 100 preferred shares were issued to Holdings LLC. Owners of preferred stock were entitled to a cumulative preferred stockholder return of 15% per annum of the original cost. This preferred return was computed based on a 360-day year consisting of 12 equal months and was compounded quarterly.

In March, 2007 the Company redeemed all of the outstanding preferred stock. The Company paid a price per preferred share equal to the product of the stockholder’s preferred capital plus the accumulated unpaid preferred returns.

In connection with the original issuance of the preferred stock, the Company incurred approximately $4.0 million in issuance costs. These costs were being accreted using the effective interest method through August 19, 2010 pursuant to the terms of the Restated Certificate of Incorporation and Holding LLC’s Limited Liability Company Agreement. In conjunction with the redemption of the preferred units in March 2007, the accretion of the issuance costs was accelerated and the remaining $1.8 million of unamortized costs were recognized.

The following table reflects the preferred stock activity for the fiscal year ended June 30, 2007:

(dollars in thousands)
Balance at beginning of period	$242,454
Dividends on preferred stock	29,252
Accretion of preferred stock issuance costs	2,205
Redemption of preferred stock and accumulated unpaid returns	(273,911)

Balance at end of period	$—

There was no preferred stock activity during the fiscal years ended June 28, 2008 and June 27, 2009.

Note 12. Operating segments

The Company is organized by product line for management reporting. The Company has three reportable segments in which it markets its products, they include: frozen food group, specialty food group, and industrial—other. The frozen food group includes two operating segments and the specialty food group includes three operating segments. The operating segments within each reportable segment have been aggregated in accordance with ASC Topic 280 (SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”).

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Primarily all of each segments net sales are within the United States. See further discussion at Note 3 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding the Company’s exit of the non-brand frozen vegetable business.

The Company’s frozen food group family of products includes traditional frozen vegetables as well as value added products marketed under recognizable brand names such as Birds Eye, Steamfresh, Voila!, C&W, Freshlike and McKenzie’s. Also included in frozen food group are store brand box sauce frozen vegetables. The Company’s specialty food group family of products includes a wide variety of product offerings, including fruit fillings and toppings (Comstock and Wilderness), chili and chili ingredients (Nalley and Brooks), salad dressings (Bernstein’s and Nalley) and snacks (Tim’s, Snyder of Berlin, and Husman). Specialty food group also includes store brand products such as fruit fillings and toppings, chili products, and other canned products as well as food service/industrial products such as salad dressings, mayonnaise, fruit fillings and toppings, and chili products. Industrial—other includes frozen industrial vegetables for a limited number of customers.

One customer accounted for 21 percent, 23 percent and 25 percent of the Company’s consolidated net sales in fiscal years 2007, 2008 and 2009, respectively. This customer purchases products from the frozen food group and specialty food group operating segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to segments and evaluates the performance of segments based upon reported segment income before interest expense and income taxes and certain other non-recurring items. The Company does not have any intersegment sales.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table illustrates the Company’s operating segment information:

(dollars in millions)	Fiscal year ended			Three months ended
	June 30, 2007(4)	June 28, 2008(4)	June 27, 2009(4)	September 27, 2008(4)	September 26, 2009(4)
				(Unaudited)	(Unaudited)
Net sales:
Frozen food group	$494.1	$587.4	$647.0	$125.3	$114.9
Specialty food group	275.2	274.4	279.4	68.6	66.1
Industrial—other	13.4	6.5	9.2	1.5	0.1

Total continuing segments	$782.7	$868.3	$935.6	$195.4	$181.1

Operating income:
Frozen food group	$45.1	$76.7	$81.6	$3.6	$0.1
Specialty food group	45.5	48.0	53.4	13.0	11.3
Industrial—other	(2.4)	(2.2)	(3.2)	(0.5)	(0.1)
Restructuring (1)	(0.4)	(0.7)	(1.2)	—	—
Other expense (2)	(1.4)	—	(1.3)	—	—
Transition costs (3)	(2.9)	—	—	—	—

Operating income	83.5	121.8	129.3	16.1	11.3
Loss on early extinguishment of debt	(2.3)	—	—	—	—
Interest expense	(25.6)	(63.1)	(50.0)	(13.7)	(11.0)

Pretax income from continuing operations	$55.6	$58.7	$79.3	$2.4	$0.3

Depreciation expense:
Frozen food group	$10.8	$9.5	$10.2	$2.1	$1.9
Specialty food group	4.9	5.2	5.2	1.3	1.2
Industrial—other	0.5	0.1	0.2	0.1	—

Continuing segments	16.2	14.8	15.6	3.5	3.1
Discontinued operations	5.2	—	—	—	—

Total	$21.4	$14.8	$15.6	$3.5	$3.1

Amortization expense:
Frozen food group	$1.8	$1.8	$1.8	$0.4	$0.4
Specialty food group	1.0	1.0	1.0	0.3	0.3
Industrial—other	—	—	—	—	—

Total continuing segments	$2.8	$2.8	$2.8	$0.7	$0.7

(1)	Represents restructuring charges which are not allocated to individual segments. This item is excluded from the Company’s evaluation of segment performance. See Note 14 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding the Company’s restructuring activities.
(2)	Other expense is not allocated to individual segments. These items are excluded from the Company’s evaluation of segment performance.
(3)	Represents incremental expenses incurred during the transition of the non-brand frozen vegetable business. Transition costs are not allocated to individual segments and are excluded from the Company’s evaluation of segment performance.
(4)	Asset and capital expenditure information on a segment basis is not disclosed as this information is not separately identified and is not internally reported to the Company’s Chief Executive Officer, the Company’s chief operating decision maker.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 13. Guarantees and indemnifications

In certain instances when the Company sells businesses or assets, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, labor contingencies, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to three years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the tax is imposed, and to terms for certain liabilities (i.e., warranties of title and environmental liabilities) that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses, which are not estimable. Historically, costs incurred to resolve claims related to these indemnifications have not been material to the Company’s financial position, results of operations or cash flows.

The Company enters into agreements with indemnification provisions in the ordinary course of business with its customers, suppliers, service providers and business partners. In such instances, the Company usually indemnifies, holds harmless and agrees to reimburse the indemnified party for claims, actions, liabilities, losses and expenses in connection with any Company infringement of third party intellectual property or proprietary rights, or when applicable, in connection with any personal injuries or property damage resulting from any Company products sold or services provided. Additionally, the Company may from time to time agree to indemnify and hold harmless its providers of services from claims, actions, liabilities, losses and expenses relating to their services to the Company, except to the extent finally determined to have resulted from the fault of the provider of services relating to such services. The level of conduct constituting fault of the service provider varies from agreement to agreement and may include conduct which is defined in terms of negligence, gross negligence, willful misconduct, omissions or other culpable behavior. The terms of these indemnification provisions are generally not limited. The maximum potential future payments that the Company could be required to make under these indemnification provisions are unlimited. The maximum potential future payments that the Company could be required to make under these indemnification provisions are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, which are not estimable. Historically, costs incurred to resolve claims related to these indemnification provisions have not been material to the Company’s financial position, results of operations or cash flows.

The Company has by-laws, policies, and agreements under which it indemnifies its directors and officers from liability for certain events or occurrences while the directors or officers are, or were, serving at the Company’s request in such capacities. Furthermore, the Company is incorporated in the state of Delaware which requires corporations to indemnify their officers and directors under certain circumstances. The term of the indemnification period is for the director’s or officer’s lifetime. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited, but would be affected by all relevant defenses to the claims and insurance available to satisfy such claims.

Note 14. Other matters

Restructuring: In fiscal 2007, the Company eliminated positions from various locations and departments within the Company. The reductions were part of an ongoing focus on low-cost operations and included both

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

salaried and hourly positions. In conjunction with the reductions, the Company recorded a charge against earnings of approximately $0.4 million in fiscal 2007, comprising employee termination benefits. The Company liquidated $0.3 million in fiscal 2007 and the remaining liability was paid in fiscal 2008.

In fiscal 2008, the Company recognized a charge of approximately $0.7 million for payments to be provided and incurred in conjunction with the departure of a member of the Company’s senior management team. The Company paid $0.3 million in fiscal 2008 and the remaining liability was paid in fiscal 2009.

In fiscal 2009, the Company eliminated positions from various locations and departments within the Company. The reductions were part of an ongoing focus on cost reductions and included both salaried and hourly positions. In conjunction with the reductions, the Company recorded a charge against earnings of approximately $1.2 million in fiscal 2009, representing employee termination benefits. The Company paid $0.5 million in fiscal 2009 and the remaining liability will be paid in fiscal 2010.

Other expense: In June, 2007, the Company sold its idle manufacturing facility and administrative office in Green Bay, Wisconsin. The properties had a carrying value of $4.6 million and the Company recognized a loss on disposal of approximately $1.3 million within other expense in the Company’s Consolidated Statement of Operations and Comprehensive Loss for the year ended June 30, 2007.

Collective bargaining/labor agreements: The Company has several collective bargaining or other labor agreements covering a total of approximately 1,025 employees. The Company has 3 agreements expiring in fiscal year 2010 covering approximately 505 employees, including one agreement covering approximately 305 employees that expires on December 31, 2009 which the Company plans to renew. There is no assurance that the Company will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. Failure to renew existing agreements or a prolonged labor dispute, including but not limited to a work stoppage, could adversely affect the Company’s business operations and financial performance.

Legal matters: The Company is a party to various legal proceedings from time to time in the normal course of its business. In the opinion of management, any liability that the Company might incur upon the resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company’s consolidated financial statements. The Company maintains general liability insurance coverage in amounts deemed to be adequate by management.

             Shares

Pinnacle Foods Inc.

Common Stock

Prospectus

                    , 2012

Barclays

BofA Merrill Lynch

Credit Suisse

Goldman, Sachs & Co.

Morgan Stanley

UBS Investment Bank

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and listing fee.

SEC registration fee		$13,640
FINRA filing fee		15,500
listing fee			*
Printing fees and expenses			*
Legal fees and expenses			*
Blue sky fees and expenses			*
Registrar and transfer agent fees			*
Accounting fees and expenses			*
Miscellaneous expenses			*

Total	$*		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability. We will enter into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

During the year ended December 27, 2009, our parent, Peak Holdings LLC, purchased 579,069.6 shares of our common stock. During the year ended December 26, 2010, Peak Holdings LLC purchased 1,125.69 shares of our common stock. During the year ended December 25, 2011, Peak Holdings LLC purchased 810.82 shares of our common stock. There were no shares purchased during the nine months ended September 23, 2012.

During the year ended December 25, 2011, an employee exercised 88 stock options at an exercise price of $465.31, which resulted in the issuance of 88 shares of our common stock. During the nine months ended September 23, 2012, employees exercised 147 stock options at an exercise price of $471.87, which resulted in the issuance of 147 shares of our common stock.

The sale of the above securities were exempt from the registration requirements of the Securities Act as transactions by an issuer not involving a public offering in reliance on Section 4(2) of the Securities Act. No sales involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. The following Financial Statements Schedule is included herein:

Schedule I—Condensed Financial Information of Registrant.

Item 17. Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, New Jersey, on December 19, 2012.

Pinnacle Foods Inc.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President & Chief Financial Officer

POWER OF ATTORNEY

The undersigned directors and officers of Pinnacle Foods Inc. hereby constitute and appoint Craig Steeneck and M. Kelley Maggs and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated on December 19, 2012.

Signature	Capacity

/s/ Robert J. Gamgort	Chief Executive Officer; Director (Principal Executive Officer)
Robert J. Gamgort

/s/ Craig Steeneck	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)
Craig Steeneck

/s/ Roger Deromedi	Director
Roger Deromedi

/s/ Jason Giordano	Director
Jason Giordano

/s/ Prakash A. Melwani	Director
Prakash A. Melwani

/s/ Jeff Overly	Director
Jeff Overly

Signature	Capacity

/s/ Raymond P. Silcock	Director
Raymond P. Silcock

/s/ Ann Fandozzi	Director
Ann Fandozzi

EXHIBIT INDEX

Exhibit No.	Description
1.1***	Form of Underwriting Agreement by and among Pinnacle Foods Inc. and the underwriters named therein
3.1***	Form of Amended and Restated Certificate of Incorporation of Pinnacle Foods Inc.
3.2***	Form of Amended and Restated Bylaws of Pinnacle Foods Inc.
4.1	Senior Notes Indenture, dated as of April 2, 2007, among Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp., the Guarantors listed therein and Wilmington Trust Company, as Trustee (previously filed as Exhibit 4.1 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
4.2	Supplemental Senior Notes Indenture, dated as of December 23, 2009, by and among Birds Eye Holdings, Inc., Birds Eye Group, Inc., Kennedy Endeavors Incorporated, Seasonal Employers, Inc., BEMSA Holding, Inc., GLK Holdings, Inc., GLK, LLC, Rochester Holdco, LLC and Wilmington Trust Company (previously filed as Exhibit 4.1 to the Current Report on Form 8-K of Pinnacle Foods Finance LLC filed with the SEC on December 24, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
4.3	Supplemental Indenture, dated as of December 23, 2009, among Pinnacle Foods Group LLC, Pinnacle Foods International Corp. and Wilmington Trust Company (previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 9, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).
4.4	Senior Notes Indenture, dated as of August 17, 2010, among Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp., the Guarantors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Trustee (previously filed as Exhibit 4.2 to the Registration Statement on Form S-4 filed with the SEC on October 5, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).
5.1***	Opinion of Simpson Thacher & Bartlett LLP
10.1	Fifth Amendment and Restatement Agreement, dated as of April 17, 2012, among Pinnacle Foods Finance LLC, as borrower, Peak Finance Holdings LLC, as holdings, the guarantors party thereto, Barclays Bank PLC, administrative agent, collateral agent and swingline lender and the other lenders party thereto (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 8, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).
10.2	First Amendment to the Amended and Restated Credit Agreement, dated August 30, 2012, by and among Pinnacle Foods Finance LLC, Peak Finance Holdings LLC, Barclays Bank PLC, the guarantors party thereto and the other lenders party thereto (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on November 7, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).
10.3	Security Agreement, dated as of April 2, 2007, among Peak Finance LLC (to be merged with and into Pinnacle Foods Finance LLC) as Borrower, Peak Finance Holdings LLC as Holdings, certain Subsidiaries of Borrower and Holdings identified therein and Lehman Commercial Paper Inc. (previously filed as Exhibit 4.9 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.4	Guaranty, dated as of April 2, 2007, among Peak Finance Holdings LLC, certain Subsidiaries of Pinnacle Foods Finance LLC and Holdings identified therein and Lehman Commercial Paper Inc. (previously filed as Exhibit 4.10 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.5	Intellectual Property Security Agreement, dated as of April 2, 2007, among Peak Finance LLC (to be merged with and into Pinnacle Foods Finance LLC) as Borrower, Peak Finance Holdings LLC as Holdings, certain Subsidiaries of Borrower and Holdings identified therein and Lehman Commercial Paper Inc. (previously filed as Exhibit 4.11 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

Exhibit No.	Description
10.6	Amended and Restated Transaction and Advisory Fee Agreement, dated as of November 18, 2009, between Pinnacle Foods Finance LLC and Blackstone Management Partners V L.L.C. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Pinnacle Foods Finance LLC filed with the SEC on December 24, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.7	Securityholders Agreement, dated as of April 2, 2007, among Peak Holdings LLC and the other parties thereto (previously filed as Exhibit 10.15 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.8	Securityholders Agreement, dated as of September 21, 2007 among Pinnacle Foods Inc. (formerly Crunch Holding Corp.) and the other parties hereto (previously filed as Exhibit 10.18 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.9***	Form of Stockholders Agreement of Pinnacle Foods Inc.
10.10***	Form of Registration Rights Agreement among Pinnacle Foods Inc. and certain of its stockholders.
10.11***	Form of Amendment and Termination Agreement of Amended and Restated Transaction and Advisory Fee Agreement between Pinnacle Foods Finance LLC and Blackstone Management Partners V L.L.C.
10.12	Tax Sharing Agreement, dated as of November 25, 2003 and amended as of December 23, 2009 and March 25, 2011, by and among Pinnacle Foods Inc. (formerly Crunch Holding Corp.), Pinnacle Foods Holding Corporation, Pinnacle Foods Corporation, Pinnacle Foods Management Corporation, Pinnacle Foods Brands Corporation, PF Sales (N. Central Region) Corp., PF Sales, LLC, PF Distribution, LLC, PF Standards Corporation, Pinnacle Foods International Corp., Peak Finance Holdings LLC, Pinnacle Foods Finance Corp., Pinnacle Foods Finance LLC, Pinnacle Foods Fort Madison LLC and Pinnacle Foods Group LLC, BEMSA Holding, Inc., Birds Eye Foods, Inc., Birds Eye Holdings, Inc., Birds Eye Group, Inc., GLK Holdings, Inc., Kennedy Endeavors, Incorporated, Rochester Holdco LLC, and Seasonal Employers, Inc. (previously filed as Exhibit 10.10 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 11, 2011 (Commission File Number: 333-148297) and incorporated herein by reference).
10.13	Trademark License Agreement by and between The Dial Corporation and Conagra, Inc., dated July 1, 1995 (previously filed as Exhibit 10.33 to the Annual Report on Form 10-K of Pinnacle Foods Group Inc. for the fiscal year ended December 25, 2005 (Commission File Number: 333-118390) and incorporated herein by reference).
10.14	Swanson Trademark License Agreement (U.S.) by and between CSC Brands, Inc. and Vlasic International Brands Inc., dated as of March 24, 1998 (previously filed as Exhibit 10.27 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-1183900) and incorporated herein by reference).
10.15	Swanson Trademark License Agreement (Non-U.S.) by and between Campbell Soup Company and Vlasic International Brands Inc., dated as of March 26, 1998 (previously filed as Exhibit 10.28 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).
10.16	Trademark License Agreement, dated as of July 9, 1996, by and between The Quaker Oats Company, The Quaker Oats Company of Canada Limited and Van de Kamp’s, Inc. (previously filed as Exhibit 10.21 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.17	Trademark License Agreement, dated August 19, 2002, by and between Voila Bakeries, Inc. and Agrilink Foods, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 9, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).
10.18**	Technology Sharing Agreement by and between Campbell Soup Company and Vlasic Foods International Inc., dated as of March 26, 1998 (previously filed as Exhibit 10.29 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).

Exhibit No.	Description
10.19**	Employment Agreement, dated April 2, 2007 (Craig Steeneck) (previously filed as Exhibit 10.4 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.20**	Director Service Agreement, dated April 2, 2007 (Roger Deromedi) (previously filed as Exhibit 10.5 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.21**	Peak Holdings LLC 2007 Unit Plan, effective as of April 2, 2007 (previously filed as Exhibit 10.16 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.22**	Peak Holdings LLC Form of Award Management Unit Subscription Agreement (previously filed as Exhibit 10.17 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.23**	Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan, effective as of August 8, 2007 (previously filed as Exhibit 10.19 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.24**	Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.20 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).
10.25**	Supplemental Peak Holdings LLC Management Unit Subscription Agreement, dated June 11, 2007 (Craig Steeneck) (previously filed as Exhibit 10.23 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.26**	Modification of the Supplemental Peak Holdings LLC Management Unit Subscription Agreement, dated February 27, 2009 (Craig Steeneck) (previously filed as Exhibit 10.25 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.27**	Modification of the Peak Holdings LLC Form of Award Management Unit Subscription Agreement (previously filed as Exhibit 10.26 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.28**	Modification of the Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.27 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.29**	Employment offer letter dated May 25, 2001 (Lynne M. Misericordia) (previously filed as Exhibit 10.30 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.30**	Employment offer letter dated May 25, 2001 (M. Kelley Maggs) (previously filed as Exhibit 10.31 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.31**	Employment Agreement, dated July 13, 2009 (Robert J. Gamgort) (previously filed as Exhibit 10.33 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 12, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.32**	Peak Holdings LLC Management Unit Subscription Agreement, dated July 13, 2009 (Robert J. Gamgort) (previously filed as Exhibit 10.34 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 12, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

Exhibit No.	Description
10.33**	Amendment to Director Services Agreement, dated July 31, 2009 (Roger Deromedi) (previously filed as Exhibit 10.35 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 12, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).
10.34**	Employment offer letter dated October 28, 2008 (Sara Genster Robling) (previously filed as Exhibit 10.39 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 23, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).
10.35**	Employment offer letter dated June 3, 2010 (Mark L. Schiller) (previously filed as Exhibit 10.41 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 9, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).
10.36**	Lease, dated May 23, 2001, between Brandywine Operating Partnership, L.P. and Pinnacle Foods Corporation (Cherry Hill, New Jersey) (previously filed as Exhibit 10.25 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).
10.37**	Lease, dated August 10, 2001, between 485 Properties, LLC and Pinnacle Foods Corporation (Mountain Lakes, New Jersey); Amendment No. 1, dated November 23, 2001; Amendment No. 2, dated October 16, 2003 (previously filed as Exhibit 10.26 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).
10.38**	Amendment to Lease Agreement, dated February 10, 2007 (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Pinnacle Foods Group Inc. filed with the SEC on February 15, 2007 (Commission File Number: 333-118390) and incorporated herein by reference).
10.39**	Lease, dated April 15, 2010, between Woodcrest Road Associates, L.P. and Pinnacle Foods Group LLC (Cherry Hill, New Jersey) (previously filed as Exhibit 10.40 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 9, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).
10.40**	Terms of Employment letter dated February 7, 2011 (Antonio F. Fernandez) (previously filed as Exhibit 10.43 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 10, 2011 (Commission File Number: 333-148297) and incorporated herein by reference).
10.41**	Amendment to Employment Agreement. (Robert J. Gamgort) (previously filed as Exhibit 10.44 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 10, 2011 (Commission File Number: 333-148297), and incorporated herein by reference).
10.42	Lease, dated December 14, 2010 between Jeffroad Green, LLC and Pinnacle Foods Group LLC (Parsippany, New Jersey) (previously filed as Exhibit 10.41 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 11, 2011 (Commission File Number: 333-148297) and incorporated herein by reference).
10.43***	Pinnacle Foods Inc. 2013 Omnibus Incentive Plan
21.1*	List of Subsidiaries
23.1***	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1)
23.2*	Consent of Deloitte & Touche LLP
23.3*	Consent of PricewaterhouseCoopers LLP
23.4*	Consent of Deloitte & Touche LLP (Birds Eye)
24.1*	Power of Attorney (included in the signature page to this Registration Statement)

*	Filed herewith.
**	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.
***	To be filed by amendment.

Schedule I

PARENT COMPANY INFORMATION

PINNACLE FOODS INC

CONDENSED FINANCIAL STATEMENTS

(thousands of dollars)

STATEMENTS OF OPERATIONS

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009 (unaudited)
Equity in earnings (loss) of subsidiaries	$(46,914)	$22,037	$302,603

Net earnings (loss)	$(46,914)	$22,037	$302,603

Comprehensive (loss) earnings	$(49,818)	$16,096	$301,472

BALANCE SHEETS

	December 25, 2011	December 26, 2010
Non-current assets:
Investment in subsidiaries	$845,352	$895,085

Total assets	$845,352	$895,085

Commitment and contingencies:
Shareholders’ equity	$845,352	$895,085

Total liabilities and shareholders’ equity	$845,352	$895,085

STATEMENTS OF CASH FLOWS

	Fiscal year ended
	December 25, 2011	December 26, 2010	December 27, 2009 (unaudited)
Cash flows from operating activities
Net earnings (loss)	$(46,914)	$22,037	$302,603
Non-cash charges (credits) to net earnings (loss)
Equity in loss (earnings) of subsidiaries	46,914	(22,037)	(302,603)

Net cash provided by operating activities	—	—	—

Cash flows from investing activities
Increase (reduction) in investment in subsidiaries	$1,066	$91	$(262,118)

Net cash provided (used) by investing	$1,066	$91	$(262,118)

Cash flows from financing activities
Equity contributions	$558	$626	$264,325
Repurchases of equity	(1,624)	(1,282)	(2,207)
Collection of notes receivables from officers	—	565	—

Net cash (used) provided by financing	$(1,066)	$(91)	$262,118

Cash and cash equivalents – beginning of period	—	—	—

Cash and cash equivalents – end of period	—	—	—

See footnotes to consolidated financial statements of Pinnacle Foods Inc.

PINNACLE FOODS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE A – BASIS OF PRESENTATION

Pinnacle Foods Inc. (the “Company”) is a holding company whose sole asset is 100% ownership of Peak Finance Holdings LLC (“PFH”). PFH is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC (“PFF”). In addition, a warrant agreement is in place, whereby Peak Holdings LLC, the Company’s parent, can acquire an additional 94,000 shares (subject to adjustment) of the Company at $0.01 per share. As specified in PFF’s debt agreements, there are restrictions on the Company’s ability to obtain funds from its subsidiary through dividends, loans or advances. Accordingly, these condensed financial statements have been prepared on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. The Company has no material contingencies, long-term obligations or guarantees. These parent-only financial statements should be read in conjunction with Pinnacle Foods Inc.’s audited Consolidated Financial Statements included elsewhere in the Registration Statement.